UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 12, 2005

Commission File Number 0-10906

The BOC Group plc
(Translation of registrant’s name into English)

Chertsey Road, Windlesham
Surrey, GU20 6HJ England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:         Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes:         No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes:         No:

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:         No:

Enclosure: The BOC Group plc Report and Accounts 2005.

This report contains the Report and Accounts 2005 of The BOC Group plc (the “Company”) for the financial year ended 30 September 2005. The Report and Accounts 2005 comprises the annual report and accounts of the Company in accordance with United Kingdom requirements and the information required to be set out in the Company’s annual report on Form 20-F for the financial year ended 30 September 2005 (the “Form 20-F”) to the Securities and Exchange Commission. The information in the Report and Accounts 2005 that is referenced in the “Cross reference to Form 20-F” table on page 146 shall be deemed to be filed with the Securities and Exchange Commission for all purposes, including incorporation by reference into the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on 12 December 2005.

BOC Report and accounts 2005

The BOC Group plc Annual report and accounts 2005

The Group’s objectives
Over a sustained period, consistently to outperform our peers in terms of safety, customer service, revenue growth, earnings and cash generation.

We will be the employer of choice for all existing and future employees.

Who we are
BOC employs over 30,000 people and earns a living in some 50 countries. Over 80 per cent of our revenue comes from industrial gases and we serve customers in fields as diverse as electronics, chemicals and medical. We are organised into three lines of business and a specialist logistics business, Gist.

Report of the directors
02	Financial highlights
04	Chairman’s statement
06	Chief executive’s review
08	Board of directors
10	Executive management
board
12	Group five year record
14	Group profile
22	Strategy
23	Employees
26	Social, environmental and
ethical performance
36	Research, development
and information
technology
38	Risk factors
40	Operating review
55	Financial review
64	Corporate governance
72	Report on remuneration
Financial statements
84	Responsibility of the
directors
85	Report by the
independent auditors
86	Group profit and loss
account
87	Group balance sheet
88	Group cash flow
statement
89	Total recognised gains
and losses
89	Movement in
shareholders’ funds
90	Balance sheet of
The BOC Group plc
91	Accounting policies
93	Notes to the financial
statements
138	Group undertakings
Shareholder information
140	Dividends
140	Nature of trading market
141	Analysis of shareholdings
142	Taxation
144	Financial calendar
144	Key contacts information
146	Cross reference to
Form 20-F
147	Glossary of terms
148	Index

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01

The BOC Group plc is a public limited company listed on the London and New York Stock Exchanges and registered in England. This is the report and accounts for the year ended 30 September 2005.
It complies with UK regulations and incorporates the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations. An annual review and summary financial statements for the year ended 30 September 2005 has been issued to all shareholders who have not elected to receive this report and accounts.

Cautionary Statement
Forward-looking information, within the meaning of section 27A of the US Securities Act of 1933, as amended, and section 21E of the US Securities Exchange Act of 1934, as amended, is given throughout this annual report and accounts including in the chairman’s statement, the chief executive’s review, the Group profile, strategy, research, development and information technology, the operating review and the financial review. Such forward-looking statements include, without limitation, those concerning the company’s operations, economic performance and financial condition, namely (i) the company’s strategies, (ii) the company’s research and development and information technology activities, (iii) the company’s investments, (iv) the commencement of operations of new plants and other facilities, (v) the company’s restructuring plans, (vi) efficiencies, including cost savings, for the company resulting from business reviews and reorganisations, (vii) management’s view of the general development of, and competition in, the economies and markets in which it does, or plans to do, business, (viii) management’s view of the competitiveness of its products and services, and (ix) the company’s liquidity, capital resources and capital expenditure. Although the company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Accordingly, actual results could differ materially from those set out in the forward-looking statements, as a result of a variety of factors, including changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, customers’ strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause the company’s actual results to differ materially from those in the forward-looking statements.

Financial year
Throughout the report and accounts, reference to ‘2005’ in the text means the financial year ended 30 September 2005. Similarly, references to other years, eg ‘2006’,‘2004’ and ‘2003’, also mean the financial years to 30 September unless stated otherwise.

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02	The BOC Group plc Annual report and accounts 2005

Financial highlights

Turnover – subsidiary companies	Operating profit	Profit before tax	Earnings per share

2005	2005	2005	2005
£3,754.7m	£543.5m	£593.6m	74.1p

2004 £3,885.4m	2004 £559.5m	2004 £412.3m	2004 53.5p

2003 £3,718.3m	2003 £438.6m	2003 £351.9m	2003 44.5p

Turnover – including share of
joint ventures and associates	Adjusted operating profit	Adjusted profit before tax	Adjusted earnings per share

2005	2005	2005	2005
£4,605.0m	£564.2m	£505.7m	67.5p

2004 £4,599.3m	2004 £576.9m	2004 £504.3m	2004 63.2p

2003 £4,323.2m	2003 £505.6m	2003 £418.9m	2003 52.9p

2005 results

Analysis by business

Turnover (including share of joint ventures and associates)	£ million	%

1. Process Gas Solutions	1,466.3	32

2. Industrial and Special Products	1,721.7	37

3. BOC Edwards	826.0	18

4. Afrox hospitals	275.1	6

5. Gist	315.9	7

Total	4,605.0	100

Adjusted operating profit	£ million	%

1. Process Gas Solutions	207.2	37

2. Industrial and Special Products	289.4	51

3. BOC Edwards	38.1	7

4. Afrox hospitals	37.2	7

5. Gist	24.5	4

Corporate	(32.2)	(6)

Total	564.2	100

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Financial highlights	03

Dividends per share	Return on capital employed

Figures shown as ‘adjusted’ exclude exceptional items. Other figures shown are prepared under UK Generally Accepted Accounting Principles (GAAP) and include all exceptional items.

Adjusted figures are presented to provide a more meaningful indication of underlying business performance and trends. These are the primary performance figures used by Group management.

In accordance with guidance and regulations issued by UK and US regulatory bodies, where adjusted (or non-GAAP) figures are shown, the comparable GAAP figures are also shown.

Reconciliations between the GAAP figures and the adjusted figures are shown in the operating review on pages 40 and 41, and in the Group profit and loss account on page 86. Return on capital employed is defined on page 13.

2005	2005
41.2p	15.6%

2004 40.0p	2004 14.9%

2003 39.0p	2003 10.9%

Adjusted return
on capital employed

2005
16.2%

2004 15.4%

2003 12.6%

Analysis by region

Turnover (including share of joint ventures and associates)	£ million	%

1. Europe	1,300.8	28

2. Americas	1,222.1	27

3. Africa	586.0	13

4. Asia/Pacific	1,496.1	32

Total	4,605.0	100

Adjusted operating profit	£ million	%

1. Europe	143.7	25

2. Americas	100.0	18

3. Africa	91.3	16

4. Asia/Pacific	229.2	41

Total	564.2	100

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04	The BOC Group plc Annual report and accounts 2005

Implementing our
strategy effectively

Chairman’s statement

Your board has again fully reviewed and approved BOC’s strategy, which is being effectively implemented by Tony Isaac and his management team. The strategy has seen BOC confirm its leading position in Asia, develop a strong base in China and invest strongly in other growth markets. It has seen a continuing commitment to safety and to improve the efficiency and environmental performance of our operations. It has seen the divestment of underperforming businesses allied to a well implemented acquisition strategy.

Rewarding our shareholders
In 2005 BOC raised its first interim dividend to 15.9p. Combined with the second interim dividend of 25.3p, this represents an increase of three per cent on the previous year as we continue to build our dividend cover towards two-times over the medium term. Your board has decided to raise the first interim dividend to be paid on 1 February 2006 by 2.5 per cent to 16.3p.

I have updated the graphs I have shown here every year since 2001. They show BOC’s total shareholder return since October 2000 compared with the FTSE100 and our major gases competitors. We have continued to outperform the FTSE100. Industrial gases companies have proved to be a rewarding investment over recent years and in the last year or so we have matched our competitors’ performance, although a gap remains from earlier years. In his review,Tony Isaac will explain in more detail how we have progressed this year.

Corporate Governance
This year your company has completed its work to comply with one new set of requirements, the Combined Code on Corporate Governance, and has made good progress on two others, namely changing over to International Financial Reporting Standards (IFRS) and meeting the provisions of the US Sarbanes-Oxley Act. The quarterly results to be announced in February 2006 will be the first in accordance with IFRS. We estimate that meeting the requirements of Sarbanes-Oxley cost your company some £10 million this year. We are likely to spend the same next year before the costs reduce somewhat. BOC has to comply with these provisions because we are registered in the US, but being a complex and diverse business working globally means that the cost of such compliance is very high.

Next year we will, in common with all UK companies, publish an operating and financial review (OFR) as part of our annual report. The intention of the OFR is to help you, our shareholders, assess our strategies and the likelihood of their success.

External checks and reporting requirements may help but I believe the best assurance for shareholders is to ensure high standards of integrity and transparency throughout the organisation, overseen by a strong and independent group of non-executive directors. BOC has both of these. It has a strong and well-implemented Code of

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Chairman’s statement	05

Conduct and a management team committed to the principles of accountability, collaboration, transparency and stretch, known in BOC as ACTS.

Your board regularly reviews the management of our social, environmental and ethical risks. These have now been integrated into the company’s overall risk management programme. Each year our performance is judged against criteria set by the UK’s Business in the Community (BiTC). To be as transparent as possible we publish on our website, boc.com, both our comprehensive submission to BiTC and its independent assessment of our performance.

An important feature of BOC’s corporate responsibility programme is to enable people at all levels of the organisation to become involved and support things that matter to them. Our joint giving scheme is an example. This year countries around the Indian Ocean suffered from the appalling effects of the tsunami. Our businesses in the countries affected responded immediately with medical oxygen and with other practical help. BOC extended its joint giving scheme to match two-to-one our employees’ donations to the relief effort for both the tsunami and hurricane Katrina. BOC again responded when the Pakistan earthquake struck in October 2005. In total the community of BOC gave over £570,000 to the tsunami appeal and we await the final totals for hurricane Katrina and the Pakistan earthquake.

One of our US subsidiaries, along with other companies in the welding products industry, has been the subject of allegations that manganese in welding fumes causes Parkinson’s disease or symptoms similar to Parkinson’s. Again this year there were no adverse jury verdicts; the only adverse jury verdict was in 2003 and this is the subject of appeal in the Illinois court system.

Board of Directors
We appointed two new executive directors this year: Kent Masters, chief executive for Industrial and Special Products, joined the board in March, replacing John Walsh who resigned to return to his native United States; and Alan Ferguson joined in September as Group finance director in place of René Médori who resigned to take up a similar role at Anglo American. Rebecca McDonald was appointed as a non-executive director in July. Rebecca is president, gas and power, for BHP Billiton. During the year two non-executive directors resigned: Iain Napier, following his appointment as deputy chairman of Imperial Tobacco, and Julie Baddeley because of increasing demands on her time. John Walsh and René Médori each served BOC for some 20 years, Iain Napier and Julie Baddeley for a somewhat shorter time, and I would like to thank them all for their contributions.

Every year we review the performance of the board and each individual director. In alternate years, which included 2005, we conduct these reviews with external facilitation. They confirmed that each director contributes effectively and is committed to his or her role at BOC.

Thanks
BOC’s 30,000 people around the world provide products and services that are essential to everyday life. I thank them for their dedication and professionalism. I thank the customers they serve for entrusting their business to BOC. I thank all those with whom we work and in the communities where we operate for their support. And I thank you, our shareholders, for your continuing support.

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06	The BOC Group plc Annual report and accounts 2005

Chief executive’s review

2005 was a year of underlying strong performance punctuated by events that challenged and brought out the best in BOC and its people. We continue to see an accelerating rise in energy prices, the move of manufacturing activity from higher- to lower-cost economies and relatively slow growth in an historical context for the semiconductor industry. Faced with these long-term trends we have responded by investing for growth while concentrating on energy efficiency, cost containment and high levels of customer service.

In the year, the biggest structural change in the Group was the reduction in our ownership of Afrox hospitals. Elsewhere, among the highlights, we continued our penetration of the north American refinery market with a string of new hydrogen orders, maintained the pace of our developments in China, and saw BOC Edwards enter into an important customer relationship in Korea. In contrast, events such as the Asian tsunami, the London bombings, hurricane Katrina and most recently the Pakistan earthquake saw BOC businesses helping where they could, notably with medical gases, and BOC people giving freely of their time and money.

Against this background BOC produced good results, with turnover similar to last year at £4,605 million, adjusted operating profit down three per cent to £564.2 million, adjusted profit before tax down one per cent at £505.7 million and record adjusted earnings per share of 67.5p. Adjusted figures eliminate exceptional items. Year-on-year comparisons at constant currency show the performance of our businesses in the markets where they operate without any distortions from changes in the sterling exchange rate. Our statutory results include exceptional items and reflect currency movements and on this basis turnover was similar to last year with operating profit down by three per cent and profit before tax up by 44 per cent.

Our two gases lines of business, Process Gas Solutions and Industrial and Special Products, contribute over 80 per cent of Group operating profit and both of them made good progress. Process Gas Solutions continues to increase the percentage of its business that comes from long-term tonnage schemes, with the emphasis recently on winning hydrogen contracts and building on our strong position in Asia, and particularly in China. There has been a steady flow of new orders with some £500 million of new plant due to enter service over the next couple of years. Our Process Systems team works closely with customers to identify and deliver solutions for their industrial gases needs. This approach has seen us win a disproportionate share of the new business available. In China our success has been founded on our willingness to enter joint ventures with our key customers, enabling us to share the risks and rewards of China’s industrial growth. Our joint venture plant building operation, Linde BOC Process Plants, gives us reliable and cost-effective plant to fulfil our customers’ needs. This year Process Gas Solutions grew turnover by 16 per cent and adjusted operating profit by nine per cent.

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Chief executive’s review	07

Industrial and Special Products continues to extract value from its extensive distribution network and its high standards of product stewardship. The core industrial business continues to evolve as manufacturing processes change. We now offer a wider range of products and services to our industrial customers. We have developed sizeable businesses based on liquefied petroleum gas (LPG) and in several of our markets we are taking advantage of similar opportunities for safety products. Our medical business, which serves hospitals and delivers oxygen therapy to patients in their homes, is continuing to grow, particularly in Asia. The special products portfolio is also developing well, serving growth markets with products such as helium, packaged chemicals, refrigerants and propellants. Industrial and Special Products saw turnover decline by four per cent following the sale of the US packaged gas business last year, while adjusted operating profit rose by six per cent as profitability improved in the US.

BOC Edwards’ core semiconductor market remained broadly stable without returning to the activity levels seen last year. Despite this, BOC Edwards continued to improve its market position and embarked on a restructuring programme to achieve cost savings. It saw an increase in turnover of two per cent with adjusted operating profit down 21 per cent.

Gist saw some organic growth from new and existing customers and towards the end of the year it expanded into Europe with the acquisition of Van Dongen, a temperature-controlled transport business operating in a number of countries. In November 2005 it extended until 2011 its contract to manage the distribution of Marks & Spencer’s chilled and ambient food. This provides long-term security for a significant portion of Gist’s business. Gist’s turnover for the year rose eight per cent while adjusted operating profit fell by two per cent, impacted by higher pension and compliance costs.

In March we disposed of most of our shareholding in Afrox Healthcare Limited to a consortium led by two major black empowerment investors. Our African Oxygen Limited subsidiary retains a 20 per cent interest in the business. We received the disposal proceeds in March. Afrox Healthcare was a large employer and its disposal has reduced the number of Group employees by over 10,000. The disposal also had the effect of reducing the Group’s earnings per share by approximately one penny this year and an expected further one penny in 2006.

We had another good year for cash generation, helped by the Afrox Healthcare disposal. With our strong balance sheet we are in a good position to fund our growth projects, notably the ones already won by Process Gas Solutions and those still in the pipeline.

Safety remains our number one priority. It is unacceptable that anyone is hurt in the course of our business and we continue to emphasise that safety must be 100 per cent of our behaviour, 100 per cent of the time. At the start of this report we set out our objectives as a Group. We intend to outperform our competitors and to do this we must be the employer of choice for talented people. We are working hard on all aspects of our business to achieve these objectives.

Three members of the executive management board resigned this year. René Médori became group finance director for Anglo American plc while John Walsh and Rob Lourey returned with their families to new jobs in their home countries of the United States and Australia respectively. I wish all of them success in their new careers and thank them for their contributions to BOC. Kent Masters was appointed chief executive, Industrial and Special Products, in March and James Cullens joined the executive management board in April as Group human resources director. Alan Ferguson joined us as Group finance director in September from Inchcape plc.

I thank our employees for their hard work over the past year and for their continued emphasis on high standards of customer service. I thank our customers, our shareholders, our suppliers and those with whom we work on a daily basis. BOC contributes to the economic life of many countries around the world and I thank you all for helping us to do so.

Tony Isaac
Chief executive

Strong underlying
performance

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08	The BOC Group plc Annual report and accounts 2005

Board of directors

Rob Margetts CBE (01)
59, chairman.
Appointed chairman in January 2002. He is chairman of Legal & General Group plc, a non-executive director of Anglo American plc and chairman of the Natural Environment Research Council. Previously he was with ICI PLC for 31 years, becoming a main board director in 1992 and vice chairman in 1998. He is a fellow of both the Royal Academy of Engineering and the Institution of Chemical Engineers.

Tony Isaac (02)
64, chief executive.
Appointed an executive director in October 1994 and became chief executive in May 2000. He was previously finance director of Arjo Wiggins Appleton plc, which he joined shortly before the demerger from BAT Industries p.l.c. in 1990. Prior to that he had been finance director of GEC Plessey Telecommunications Ltd since its formation in 1988. He is a non-executive director of International Power plc and Schlumberger Ltd.

John Bevan (03)
48, chief executive, Process Gas Solutions.
Appointed an executive director in December 2002. He joined BOC in 1978 in Australia and has held various positions in general management in Australia, Korea,Thailand and the UK. He was formerly chief executive Asia, responsible for BOC's operations in 15 countries. He has a degree in commerce (marketing) from the University of New South Wales.

Andrew Bonfield (04)
43, non-executive director.
Appointed in July 2003. He is chief financial officer of Bristol-Myers Squibb Company. He qualified as a chartered accountant in South Africa, working for Price Waterhouse, before joining SmithKline Beecham in 1990 and rising to become chief financial officer in 1999. He joined BG Group plc in 2001 as executive director, finance, before assuming his current role at Bristol-Myers Squibb Company in September 2002.

Guy Dawson (05)
52, non-executive director.
Appointed in March 2004. He was chairman of European investment banking at Merrill Lynch until 2003. Before joining Merrill Lynch in 1995 he held senior positions in Morgan Grenfell and Deutsche Bank. He is a founding partner in Tricorn, an independent corporate advisory business that he co-founded in 2003, and he is also a non-executive director of Boots Group PLC.

Alan Ferguson (06)
47, group finance director.
Appointed an executive director in September 2005. Prior to joining BOC as group finance director he held a similar role with Inchcape plc, which he joined in 1983 having qualified as a chartered accountant with KPMG. He has a degree in business economics from Southampton University.

Kent Masters (07)
44, chief executive,Industrial and Special Products.
Appointed an executive director in March 2005. He joined BOC in 1985 and has held positions of increasing responsibility in engineering, marketing and general management, most recently, president, Process Gas Solutions, north America. He holds an engineering degree from Georgia Institute of Technology and an MBA from New York University.

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Board of directors	09

Rebecca McDonald (08)
53, non-executive director.
Appointed in July 2005. She is president, gas and power, for BHP Billiton and is a member of the BHP Billiton executive committee. She is a director of Granite Construction Company in California.

Matthew Miau (09)
59, non-executive director.
Appointed in January 2002. He is chairman of MiTAC-Synnex Group, one of Taiwan's leading high-tech industrial groups. He is also a Convenor of Civil Advisory Committee of National Information and Communications Initiatives (NICI) and on the Board of Directors of the Institute for Information Industry (III),Taiwan. He obtained a BS in electronic engineering and computer science from U.C. Berkeley, an MBA from Santa Clara University and holds an honorary doctorate degree from the National Chiao Tung University,Taiwan.

Sir Christopher O’Donnell (10)
59, non-executive director.
Appointed in March 2001. He is chief executive of Smith & Nephew plc. Previously he held senior positions with Davy Ashmore, Vickers Limited and C R Bard Inc. He has an honours degree in mechanical engineering from Imperial College, London and an MBA from the London Business School. He is a chartered engineer and a member of the Institution of Mechanical Engineers.

Anne Quinn CBE (11)
54, non-executive director.
Appointed in May 2004. She is group vice president of BP's gas, power and renewables business. Previously she was managing director of BP Gas Marketing Ltd, managing director of Alliance Gas Ltd and an executive with Standard Oil of Ohio. She has a Bachelor of Commerce degree from Auckland University and a Masters in management science from the Massachusetts Institute of Technology. She serves on the President's Advisory Committee to the Sloan School, Massachusetts Institute of Technology.

Dr ‘Raj’ Rajagopal (12)
52, chief executive, BOC Edwards.
Appointed an executive director in July 2000. He joined BOC in 1981 and has held several positions in BOC Edwards including manufacturing systems manager, director of manufacturing and managing director, being appointed chief executive in 1998. He was appointed a non-executive director of Foseco plc in May 2005 and joined the Council of Cranfield University in July 2005. He was appointed to The Council of Science and Technology in March 2004 and has chaired the Institution of Electrical Engineers Manufacturing Sector Panel since 2003. He is a Fellow of the Royal Academy of Engineers as well as the Institution of Mechanical Engineers, the Institution of Electrical Engineers and the Chartered Management Institute. He has an MSc in manufacturing technology and a PhD in mechanical engineering both from Manchester University and an honorary degree from Cranfield University received in May 2004. He was awarded the Sir Eric Mensforth Manufacturing Gold Medal in March 2003. He resigned as a non-executive director of FSI International Inc in May 2005 and resigned from the board of the business support organisation, Sussex Enterprise, in February 2005.

Board committees
Audit committee
Remuneration committee
Nomination committee
Pensions committee
Executive management board
Investment committee

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10	The BOC Group plc Annual report and accounts 2005

Executive management board

John Bevan (01)
48, chief executive, Process Gas Solutions since January 2003.
Appointed to the executive management board in June 2000. See page 08 for biographical details.

James Cullens (02)
42, group human resources director since April 2005.
Appointed to the executive management board in April 2005. He joined BOC in July 2003 and most recently was human resources director for BOC Edwards. Prior to joining BOC, he held a variety of senior, international HR roles in organisations including Mars Incorporated, Asda and PA Consulting Group. He has an MA from Cambridge University, an MLitt from Otago University, New Zealand and an MSc from Thames Valley University.

Nick Deeming (03)
51, group legal director and company secretary since May 2001.
Appointed to the executive management board in May 2001. He has over 18 years in-house counsel experience, including Schlumberger SEMA and Axa PPP Healthcare, specialising in corporate and commercial law. He has a degree in law from Guildhall University, an MBA from Cranfield University and qualified as a solicitor in 1980.

Stephen Dempsey (04)
54, group director, corporate relations since February 1999.
Appointed to the executive management board in October 1999. He joined BOC in 1990 as director of marketing services for the UK gases business and has held various communications roles in the Group. He has an MA in geography from Oxford University and an MBA from Cranfield University.

Peter Dew (05)
45, group director, information management since February 1998.
Appointed to the executive management board in October 1999. He joined BOC in 1986. He has held information technology roles in the Group’s businesses in South Africa, the UK and most recently as information management director for the Group’s businesses in Asia/Pacific.

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Executive management board	11

Alan Ferguson (06)
47, group finance director since September 2005.
Appointed to the executive management board in September 2005. See page 08 for biographical details.

Tony Isaac (07)
64, chief executive since May 2000.
Appointed to the executive management board in July 1996. See page 08 for biographical details.

Kent Masters (08)
44, chief executive,Industrial and Special Products since March 2005.
Appointed to the executive management board in December 2002. See page 08 for biographical details.

Mark Nichols (09)
48, group director,business development since January 2004.
Appointed to the executive management board in January 2004. He joined BOC in February 1988 and held senior financial roles in the UK and US before moving into general management, most recently as managing director, Industrial and Special Products, east Asia. Before joining BOC he worked for Total Oil and Merck. He is a Fellow of the Association of Chartered Certified Accountants.

Dr ‘Raj’ Rajagopal (10)
52, chief executive,BOC Edwards since June 1998.
Appointed to the executive management board in July 1996. See page 09 for biographical details.

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12	The BOC Group plc Annual report and accounts 2005
Group five year record

	2001		2002		2003		2004		2005
Profit and loss	£ million		£ million		£ million		£ million		£ million

Turnover[1]	3,772.9		3,657.7		3,718.3		3,885.4		3,754.7

Total operating profit before
exceptional items[2]	530.6		500.1		505.6		576.9		564.2
Exceptional items	(108.3)		(74.5)		(67.0)		(17.4)		(20.7)

Total operating profit[2]	422.3		425.6		438.6		559.5		543.5
Profit/(loss) on termination/disposal
of businesses	–		(20.2)		–		(79.5)		98.1
Profit on disposal of fixed assets	3.6		–		–		4.9		10.5

Profit before interest	425.9		405.4		438.6		484.9		652.1
Interest on net debt	(123.4)		(103.1)		(96.1)		(88.4)		(76.7)
Interest on pension scheme liabilities	(107.2)		(106.1)		(110.2)		(117.4)		(128.9)
Expected return on pension scheme assets	166.9		139.1		119.6		133.2		147.1

Other net financing income	59.7		33.0		9.4		15.8		18.2

Profit before tax	362.2		335.3		351.9		412.3		593.6
Tax on profit on ordinary activities	(104.6)		(106.2)		(96.4)		(101.7)		(159.9)

Profit after tax	257.6		229.1		255.5		310.6		433.7
Minority interests	(33.5)		(26.2)		(36.4)		(46.6)		(66.7)

Profit for the financial year	224.1		202.9		219.1		264.0		367.0

Earnings per 25p Ordinary share
Basic:
– on profit for the financial year	46.0	p	41.4	p	44.5	p	53.5	p	74.1	p
– before exceptional items	57.5	p	55.9	p	52.9	p	63.2	p	67.5	p
Diluted:
– on profit for the financial year	45.9	p	41.2	p	44.5	p	53.5	p	73.9	p
– before exceptional items	57.3	p	55.7	p	52.9	p	63.1	p	67.3	p

Ordinary dividends per share[3]
Actual	37.0	p	38.0	p	39.0	p	40.0	p	41.2	p
Number of fully paid Ordinary shares
in issue at the year end (million)	494.4		497.3		497.7		498.8		502.5

1.	Subsidiary undertakings only.
2.	Including share of operating profit of joint ventures and associates.
3.	Dividends paid in the calendar year.
4.	Excludes exceptional items. A fuller explanation of the term ‘adjusted’, and the reasons for presenting such a measure, is given in the operating review on pages 40 and 41. A reconciliation of adjusted profit before tax to profit before tax is given in the profit and loss account on page 86. A reconciliation of adjusted return on capital employed to return on capital employed is given in the operating review on page 41.

All turnover and operating profit arose from continuing operations.

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Group five year record	13

	2001	2002	2003	2004	2005
Balance sheet	£ million	£ million	£ million	£ million	£ million

Fixed assets
– intangible assets	48.1	150.7	206.1	174.9	142.6
– tangible assets	3,168.6	3,027.4	2,913.4	2,618.4	2,639.9
– joint ventures, associates and other
investments	390.3	426.1	608.6	548.2	613.9
Working capital
(excluding bank balances and short-term loans)	257.0	203.1	220.1	154.5	151.8
Deferred tax provisions	(294.3)	(291.8)	(279.2)	(253.0)	(241.9)
Other non current liabilities and provisions	(184.3)	(173.7)	(145.8)	(126.9)	(149.7)
Net borrowings and finance leases	(1,272.1)	(1,325.6)	(1,368.1)	(962.4)	(839.7)

Net assets excluding pension assets
and liabilities	2,113.3	2,016.2	2,155.1	2,153.7	2,316.9
Pension assets[5]	107.0	54.3	50.7	68.9	88.7
Pension liabilities[5]	(56.0)	(311.0)	(341.8)	(344.5)	(352.5)

Net assets including pension assets
and liabilities	2,164.3	1,759.5	1,864.0	1,878.1	2,053.1

Shareholders’ capital and reserves	2,026.7	1,641.6	1,686.7	1,675.3	1,942.0
Minority shareholders’ interests	137.6	117.9	177.3	202.8	111.1

Total capital and reserves	2,164.3	1,759.5	1,864.0	1,878.1	2,053.1

Other selected financial information
Capital employed[6]
Total capital and reserves	2,164.3	1,759.5	1,864.0	1,878.1	2,053.1
Non current liabilities and provisions	478.6	465.5	425.0	379.9	391.6
Net borrowings and finance leases[7]	1,272.1	1,325.6	1,368.1	962.4	839.7

	3,915.0	3,550.6	3,657.1	3,220.4	3,284.4

Total assets	5,000.5	4,904.9	4,883.7	4,665.7	4,726.2
Long-term liabilities and provisions	1,554.5	1,897.5	1,851.5	1,652.9	1,515.6
Capital expenditure[1]	352.6	354.3	281.2	256.1	397.3
Depreciation and amortisation[1]	329.5	330.9	333.4	324.0	301.9

Employees
UK	10,597	11,266	10,414	10,682	11,014
Overseas	32,574	35,014	34,093	32,701	19,558

Continuing operations	43,171	46,280	44,507	43,383	30,572

Ratios
Return on capital employed[8]	10.4%	10.6%	10.9%	14.9%	15.6%
Adjusted return on capital employed[4,9]	13.1%	12.5%	12.6%	15.4%	16.2%
Net debt/capital employed	32.5%	37.3%	37.4%	29.9%	25.6%
Net debt/equity	58.8%	75.3%	73.4%	51.2%	40.9%

5.	Pension assets represents the excess of pension assets over pension liabilities in countries where pension assets exceed pension liabilities. Pension liabilities represents the excess of pension liabilities over pension assets in countries where pension liabilities exceed pension assets.
6.	As defined in note 1 b) to the financial statements.
7.	Analysed for 2005 and 2004 in note 20 to the financial statements.
8.	Operating profit as a percentage of the average capital employed excluding net pension liabilities. The average is calculated on a monthly basis.
9.	Operating profit before exceptional items as a percentage of the average capital employed excluding net pension liabilities. The average is calculated on a monthly basis.

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14	The BOC Group plc Annual report and accounts 2005
Group profile

Introduction
The BOC Group began its business life over 100 years ago as the Brin’s Oxygen Company. The company was incorporated in England in 1886 and adopted its present name on 1 March 1982.
     A technology to extract oxygen from the air in commercial quantities had just been developed and in 1886 the Brin brothers started production at a factory in Westminster, London. Two uses had already been found for oxygen. One was to intensify limelight, which was then used in theatres. The other was to assist patients’ breathing during and after surgery. New technology was soon developed that allowed air to be separated into all its major components - nitrogen, oxygen and argon. By 1960, industrial gases were in widespread use and BOC’s business was firmly established. Tonnage plants were supplying steelworks with oxygen and the customer base had been broadened to extend from metal cutting and welding to food and medicine. The business had also spread overseas with subsidiaries or associated companies as far away as Australia and South Africa. During the 1980s, BOC’s South African subsidiary began to invest in private hospitals. This diversification was the basis of the Afrox hospitals segment.
     BOC acquired the vacuum equipment company Edwards High Vacuum International Limited in 1968 and this formed the basis of what was to become the BOC Edwards line of business today.
     The BOC Distribution Services business (now called Gist) was first established in 1970, initially providing a chilled food distribution service for Marks & Spencer and relying upon distribution skills and liquid nitrogen chilling technology, acquired as a result of BOC’s involvement in gases.
     In 1978, BOC completed the acquisition of Airco Inc in America, a predominantly gases business that doubled the Group’s size and brought BOC for the first time into the US gases market. In the period from 1970 to 1990 The BOC Group significantly increased its presence in the Asia/Pacific region through participation in several joint ventures or associated companies. BOC established strong market positions in Thailand, Indonesia,Taiwan, the Philippines, China and Korea.
     An investment in 1982 gave BOC effective management control of the Japanese gases company Osaka Sanso Kogyo KK (OSK). BOC’s holding in OSK was raised to 97 per cent before BOC and Air Liquide merged their industrial and medical gases businesses in Japan in January 2003. BOC’s subsidiary in Japan has retained a 45 per cent interest in the joint venture company, which is called Japan Air Gases Ltd.
     In the period from 1998 to 2001, BOC increased investments in its gases companies in Thailand, Indonesia and the Philippines by acquiring the interests of joint venture partners or minority shareholders.
     The BOC Group has an international portfolio of companies operating and reporting as three lines of business. These are Process Gas Solutions (PGS), Industrial and Special Products (ISP) and BOC Edwards. In addition two separately managed specialist businesses,Afrox hospitals and Gist, are reported as business segments. Until a disposal in March 2005, results for Afrox hospitals were fully consolidated. Since then BOC has reported its 20 per cent share of this business.
     BOC Process Plants was combined with Linde Engineering in the US with effect from September 2002. BOC retains an interest in the manufacture of industrial gas equipment through its Cryostar business based in France. Cryostar makes specialist cryogenic pumps and expansion turbines that are used by most manufacturers of industrial gas plant. In recent years Cryostar has also developed a strong position in the market for shipboard compressors and heat exchangers used aboard liquefied natural gas (LNG) tankers. Management believes that Cryostar is the leading manufacturer of its product range worldwide.
     The main exports of the Group in 2005 were special products from the UK, helium from the US and vacuum equipment and semiconductor manufacturing equipment from the UK, the US and Japan. Trade between Group undertakings is conducted at fair market prices.

Analysis of results by business
(including share of joint ventures and associates)

		Turnover	Operating profit		Adjusted operating profit

	£ million	%	£ million	%	£ million	%

Process Gas Solutions	1,466.3	32	207.2	38	207.2	37
Industrial and Special Products	1,721.7	37	289.4	53	289.4	51
BOC Edwards	826.0	18	17.4	3	38.1	7
Afrox hospitals	275.1	6	37.2	7	37.2	7
Gist	315.9	7	24.5	5	24.5	4
Corporate	–	–	(32.2)	(6)	(32.2)	(6)

	4,605.0	100	543.5	100	564.2	100

Adjusted operating profit excludes exceptional items. See also pages 40 and 41 of the operating review.

The BOC Group contributes to the economies of some 50 countries throughout the world. The UK is the largest single source of sales revenue for the Group’s products and services, followed by the US. Other major geographic areas for the Group are Australia, South Africa, Japan and other markets in the Asia/Pacific region. The business therefore operates from a broad geographical base with local manufacturing in most of the key overseas markets.

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Group profile	15

Analysis of results by region
(including share of joint ventures and associates)

		Turnover	Operating profit		Adjusted operating profit

	£ million	%	£ million	%	£ million	%

Europe	1,300.8	28	138.6	25	143.7	25
Americas	1,222.1	27	84.4	16	100.0	18
Africa	586.0	13	91.3	17	91.3	16
Asia/Pacific	1,496.1	32	229.2	42	229.2	41

	4,605.0	100	543.5	100	564.2	100

Adjusted operating profit excludes exceptional items. See also pages 40 and 41 of the operating review.

The UK accounts for the largest part of the Group’s activities in Europe but BOC has significant gases subsidiaries in Ireland and Poland, vacuum products manufacturing in France and a pharmaceutical packaging machinery operation in the Netherlands.
     Gist, BOC’s supply chain solutions business, operates principally in the UK but also has operations in other countries.
    Subsidiaries in the US are engaged in the Group’s three lines of business. The Group’s other principal subsidiaries, joint ventures and associates in the Americas are located in Canada,Venezuela, Colombia, Chile and Mexico.
     The largest Group subsidiary in Africa is African Oxygen Limited (Afrox), a South African public company in which the Group owns 56 per cent of the equity. The largest shareholder, other than BOC, holds less than 15 per cent of the equity. Afrox, primarily through wholly-owned subsidiaries, is engaged in the manufacture and sale of products within the PGS and ISP lines of business. Afrox also has a 20 per cent interest in private hospitals, clinics and other health care services in southern Africa.
     There are other Group or Afrox subsidiary companies in Africa located in Botswana, Kenya, Malawi, Mozambique, N amibia, Nigeria, Swaziland,Tanzania, Uganda, Zambia and Zimbabwe. These companies are engaged primarily in the manufacture and/or sale of products in the ISP line of business.
     BOC has businesses in most of the Asia/Pacific markets, including Japan, Korea,Thailand,Taiwan, Indonesia, Malaysia, Singapore, China, the Philippines, India, Pakistan, Bangladesh,Australia and New Zealand. In Australia, the Group’s business is conducted by BOC Limited. This company, as well as its subsidiaries, joint ventures and associates, is engaged in the manufacture and sale of products in the PGS and ISP lines of business. BOC participates in the liquefied petroleum gas market in Australia through a 50 per cent shareholding in Elgas Limited. Elsewhere in the Pacific region, the Group conducts its business through subsidiaries, joint ventures and associated companies.

Management organisation
BOC’s management structure is based on three global lines of business and, throughout the period 2003 to 2005, on two specialist businesses. Each line of business serves a clearly defined type of customer and each pursues its own strategy for growth and performance at a local level. The organisation is designed to maximise BOC’s global as well as local strengths. The lines of business have global responsibility to set strategy and prioritise investment. They include operational business units and these local units are responsible to the Group chief executive for delivering financial, safety and operational performance. The business units contribute to the development of the strategies of the lines of business and customise and implement them in local markets. The business unit heads collaborate in order to share best practice and to maximise growth and profit opportunities wherever they may appear.
     Process Gas Solutions (PGS) manages all aspects of BOC’s business with customers requiring bulk supplies of industrial gases from on-site plants or by pipeline as well as deliveries of liquefied gases. Typical customers are found in the oil and chemicals, food and beverage, metals, and glass sectors all round the world. Marketing, business development and the execution of investments to provide customer specific solutions for the supply of industrial gases are handled by Process Systems, which forms part of PGS.
     Industrial and Special Products (ISP) covers BOC’s business with customers in the fabrication, medical and leisure sectors as well as the special products and liquefied petroleum gases businesses.
     BOC Edwards embraces all aspects of business with semiconductor industry customers worldwide including the supply of bulk gases and electronic materials, vacuum and abatement technology, chemical management systems and semiconductor-related services. BOC Edwards also serves general vacuum markets around the world and manufactures pharmaceutical freeze-drying and packaging machinery.
     The segment reported as Afrox hospitals operated through Afrox Healthcare Limited up to the end of March 2005. It owned and managed private hospitals and clinics in southern Africa. BOC’s majority-owned subsidiary, African Oxygen Limited (Afrox), held 69 per cent of Afrox Healthcare Limited (AHealth) when the company was sold to a consortium led by two major black economic empowerment investors in March 2005. Afrox has retained a significant interest in the hospitals business through a 20 per cent holding in the new company.
     In 2001, BOC Distribution Services was re-named Gist to reflect the changing nature of its business. Gist operates as a separate business unit outside the lines of business structure. It remains focused on developing business with major customers, including Marks & Spencer, and has developed capability in supply chain consultancy and end-to-end supply chain solutions.

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16	The BOC Group plc Annual report and accounts 2005	Group profile

Corporate development
Over the last three years BOC has continued to invest in its core businesses at the same time as divesting assets and businesses that were no longer consistent with its strategy.
     In October 2002, BOC acquired Environmental Management Corporation (EMC), a privately owned water services company based in St Louis, Missouri. EMC manages water and wastewater treatment facilities for both industrial and local municipal customers around the US. EMC forms part of the PGS line of business, which is expanding the range of solutions offered to its industrial customer base.
     BOC and Air Liquide merged their industrial and medical gases businesses in Japan in January 2003 and BOC’s subsidiary in Japan has retained a 45 per cent interest in the combined company called Japan Air Gases Ltd.
     At the end of January 2003, BOC acquired the partial oxidation syngas plant at Clear Lake,Texas, from Celanese. Under the agreement BOC fulfils a significant proportion of the industrial gas requirements for the Celanese chemical facility at Clear Lake.
     In March 2003 BOC announced an agreement to purchase the Canadian packaged gas and related welding equipment business of Air Products. The acquisition was completed in April 2003 following approval from the Canadian regulatory authority.
     In June 2003, BOC announced an agreement to obtain half the output of a new helium extraction facility to be constructed in Qatar. Deliveries from the new source are now scheduled to commence during 2006.
     In May 2004 BOC agreed to buy Duke Energy’s 30 per cent ownership interest in the Cantarell joint venture company for US$59.7 million in cash. This increased BOC’s overall stake to 65 per cent on completion in September 2004. This company supplies Pemex with nitrogen for the pressurisation of its oilfields in the Gulf of Mexico.
     BOC completed the disposal of the packaged gas part of its US ISP business to Airgas Inc on 30 July 2004. The initial consideration received was US$175 million in cash and a final payment of US$20 million that had been subject to performance conditions was recognised in 2005. These funds were received in November 2005. All packaged gases and associated hardgoods were included in the sale. This comprised compressed industrial, speciality (excluding electronic) and medical gases in the US, sold through BOC retail and distributor channels. The sale did not include BOC’s bulk liquid helium, bulk medical gases and distributor businesses.
     In October 2004, BOC purchased a 50 per cent holding in Asia Union Electronic Chemical Corporation (AUECC). This acquisition expanded BOC Edwards’ electronic materials offering to include the purification, blending, packaging and distribution of wet chemicals for flat panel display, semiconductor and solar cell manufacturers throughout Asia.
     In December 2004, BOC sold its shares in Unique Gas and Petrochemicals thereby divesting interests in the LPG and bulk ammonia businesses in Thailand but the cylinder and aqueous ammonia business was retained.
     At the end of January 2005, BOC acquired Calor Gas Limited’s UK aerosol propellants business. This includes the sales, marketing and distribution of bulk and packaged propane, isobutene and butane blends in the UK. The acquisition also included Calor’s CARE range of hydrocarbon refrigerants.
     The segment reported as Afrox hospitals operated through Afrox Healthcare Limited up to the end of March 2005. It owned and managed private hospitals and clinics in southern Africa. BOC’s majority-owned subsidiary, African Oxygen Limited (Afrox), held 69 per cent of Afrox Healthcare Limited (AHealth) when the company was sold to a consortium led by two major black economic empowerment investors in March 2005. Afrox has retained a significant interest in the hospitals business through a 20 per cent holding in the new company.
     In September2005, Gist acquired G Van Dongen Holding BV, a European temperature-controlled transport operator. The business, which had an annual turnover of some 46 million euros, expands Gist’s existing primary food business into continental Europe by providing fresh chill and ambient transport services to food manufacturers in the Netherlands, Spain, Germany, Portugal and France.

Industrial gases
The BOC Group is one of the major producers of industrial gases in the world. Its products include the atmospheric gases (nitrogen, oxygen and argon) produced by air separation plants as well as hydrogen, carbon monoxide and syngas (a mixture of hydrogen and carbon monoxide) made by technologies including steam-reforming or partial oxidation of hydrocarbons. The Group also markets carbon dioxide, helium and liquefied petroleum gas. These are generally derived as by-products from chemical processes or from natural sources and are also purchased from other producers. In addition, the Group markets dissolved acetylene and a wide range of special gases, medical gases, gas mixtures and gaseous chemicals.

Industry structure and consolidation The industrial gases business is capital-intensive, with increasing demand, together with economies of scale, leading to the need for large production units and distribution networks. The need for fixed asset investments, the trend towards global customers and the benefits from the transfer of applications technology worldwide have resulted in the business being handled by a relatively small number of companies internationally.
     One or more of the other major international producers compete in each of the industrial gases markets served by the Group, and in many of the markets there are smaller local producers as well. International competitors include Air Liquide, Praxair, Air Products and Chemicals, Linde and Nippon Sanso. The world market for gases and related products is estimated to be some £25 billion a year.

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Group profile	17

Principal industrial gas products Nitrogen possesses two key characteristics that make it the world’s most widely used and versatile industrial gas. Nitrogen is almost inert and when liquefied it is intensely cold. This makes liquid nitrogen a highly effective, versatile and non-polluting agent for freezing and chilling.
     Under normal conditions nitrogen is chemically inactive. This makes it an important purging and blanketing gas in the chemical and refining industry as well as in the electronics industry.
     Oxygen, in contrast to nitrogen, is useful for its reactivity. It supports combustion and it supports life. Oxygen has been used in welding and medicine for over 100 years and in steel production since the 1950s.
     Iron and steel producers use oxygen to accelerate melting and to improve metal quality during the refining process. It is also used by the oil and chemicals industries and many others for a variety of oxidation processes. Mixed with fuel gases, oxygen provides a heat source for many welding, cutting and metal fabrication processes.
     Argon makes up less than one per cent of the atmosphere but it is the most abundant truly inert gas. It is used to provide a shielding atmosphere in welding, metal fabrication, aluminium processing, microelectronics, glass coating, advanced ceramics and other industrial processes. It is also used in the steel industry, principally in the production of stainless steel.
     Hydrogen is typically produced by steam reforming or partial oxidation of natural gas, petroleum gas, or liquid or solid hydrocarbon feedstocks. Hydrogen may also be recovered from by-products purchased by BOC from external suppliers. Hydrogen is used primarily in the oil and chemicals industries for applications aimed at upgrading crude oil through hydrocracking to form lighter fractions and to remove sulphur in the production of cleaner fuels. The chemicals industry also uses hydrogen where it is required as an active ingredient in many large-scale processes.
     Helium is extracted from natural gas deposits. Only a few sources in the world contain a sufficient proportion of helium to justify its separation. The Group’s supplies now come from the US, Poland and Russia and are secured by long-term contracts. In June 2003, BOC announced an agreement to obtain half the output from a new helium extraction facility to be constructed in Qatar. Deliveries from this new source are now expected to begin in 2006. Due to its high value, helium is the only major industrial gas to be extensively traded internationally. Helium is used in welding, leak detection, hospital MRI scanners and in the production of optical fibres. Helium gas mixtures are used in balloons.
     Carbon dioxide supplied by BOC is obtained as a by-product from other companies’ manufacturing processes, from natural sources or recovered in the generation process for hydrogen or syngas and put to constructive use. Solid carbon dioxide is, like liquid nitrogen, used for chilling and freezing in the food industry. As a gas it is used to carbonate and dispense beverages of all kinds.
     Acetylene is normally supplied in cylinders and used together with oxygen in metal cutting and welding applications. BOC is a major manufacturer of dissolved acetylene.
     Liquefied petroleum gas (LPG) is a fuel gas with a wide variety of domestic, industrial and transport applications. BOC is a major distributor of LPG in South Africa, and its joint venture company Elgas Limited is a major distributor in Australia. BOC has smaller market positions in several other countries.

Production of industrial gases Oxygen was first extracted from the atmosphere by a chemical process. This was superseded over 80 years ago by the cryogenic (low temperature) process involving the liquefaction and distillation of air. The cryogenic process is still by far the most widely used, but non-cryogenic techniques (pressure swing adsorption and membrane diffusion), which were first developed during the 1970s, are becoming increasingly significant for smaller or less demanding on-site applications.
     Cryogenic air separation is a mature and stable technology, although incremental technical advances are still yielding improvements in capital cost, operating cost, ease of operation and reliability. The only significant ‘raw material’, apart from the air itself, is electricity, which is used in large quantities to drive compressors, pumps and other equipment. The production process in modern air separation plants is highly automated, and remote operation of BOC’s plants from control centres is becoming increasingly common.
     The production of hydrogen and syngas uses steam reforming or partial oxidation of hydrocarbon feedstocks such as natural gas, petroleum or coal to separate the hydrogen and carbon compounds. The choice of feedstock is related to their prices in local markets.

Distribution of industrial gases Industrial gases may be supplied to customers in a variety of ways; through pipelines from on-site or nearby cryogenic or non-cryogenic plants, by deliveries of liquefied gases in road or rail tankers, in portable cryogenic containers or in cylinders (also called compressed or packaged gases).
     Distribution is an important competitive factor in the industrial gases business and the methods of distribution vary according to the nature of the products themselves and the customer’s volume requirements. Most gases have to be stored and distributed either under great pressure, which requires them to be carried in heavy and bulky cylinders, or at extremely low temperatures in specially insulated tankers, which limits how far they can be transported before carriage costs become unacceptable. Pipeline delivery involves high capital costs and the routing is inflexible. As a result, there is little international trade in industrial gases. Production has to occur in or near the market being served and there is a trend towards production at customers’ own sites.

Business segments
The BOC Group reports financial results for the three lines of business and for Afrox hospitals and Gist separately.

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18	The BOC Group plc Annual report and accounts 2005	Group profile

Process Gas Solutions (PGS)
This line of business covers BOC’s business with larger-scale industrial customers worldwide, typically in the oil and chemicals, food and beverage, metals, and glass sectors. Gases and services are supplied as part of customer-specific solutions that create the most value for customers at the lowest cost to BOC. These range from supply by pipeline or from dedicated on-site plants to the largest users, to supply by road tanker in liquefied form to others.
     Tonnage (pipeline) customers are usually supplied on the basis of long-term contracts, typically containing a fixed facility charge together with a variable charge for product supplied in excess of a set minimum quantity. Revenues from these contracts thus have a measure of stability with respect to changes in demand for product. Tonnage plants are often built to produce merchant gases in addition to those required by the tonnage customer and these gases can be sold to other customers. The BOC Group has substantial positions in the tonnage markets of the UK, the US,Australia, South Africa and Asia as well as in some smaller markets. The products supplied to tonnage customers have traditionally been the atmospheric gases oxygen, nitrogen and argon. More recently, hydrogen and syngas are becoming significant tonnage products as are associated utilities including steam and power.
     The delivery of liquefied gases by road or rail to the customer’s site is normally limited by transport costs to a radius of about 200 miles. Product for this market is supplied either from merchant plants or from tonnage plants incorporating liquefiers. Larger users are typically supplied with product in liquid form delivered in cryogenic tankers into special storage vessels installed at customer premises. Tankers and vessels are often BOC Group owned. Liquefied gases are usually supplied on the basis of contracts with terms of one to five years. Revenues are generally based upon the actual quantity of gas consumed, with an additional fixed charge for the use of storage equipment.
     The growth of sales and profit in this line of business is driven by investment in new production facilities. Such investment is predominantly the result of opportunities to satisfy long-term supply contracts with one or more heavy industrial customers for each plant.
     Marketing, business development and the execution of investments to provide customer-specific solutions for the supply of industrial gases are handled by Process Systems, which forms part of PGS.

Business development In October 2002, BOC acquired Environmental Management Corporation (EMC), a privately owned water services company based in St Louis, Missouri. EMC manages water and wastewater treatment facilities for both industrial and local municipal customers around the US. EMC’s management services extend to steam systems, cold and chilled water systems and wastewater treatment. Customers include small to medium-sized municipalities and industrial customers, many of which are in the food sector. EMC forms part of the PGS line of business and BOC’s strategy is to expand the range of solutions offered to its industrial customer base.
      At the end of January 2003, BOC acquired the partial oxidation syngas plant at Clear Lake,Texas, from Celanese. Under the agreement BOC fulfils a significant proportion of the industrial gas requirements for the Celanese chemical facility at Clear Lake. The Celanese facility is located on the Houston ship canal, and includes a world scale vinyl acetate monomer plant and the world’s largest acetic acid plant. These require large quantities of oxygen and nitrogen as well as carbon monoxide.
     A new hydrogen and carbon monoxide (HyCO) plant supplying the Thai Polycarbonate Company for the manufacture of plastic resins began production in 2003.
     In October 2003, BOC commissioned a new hydrogen plant supplying Citgo’s oil refinery at Lemont, Illinois. The hydrogen is used in the removal of sulphur to produce clean fuels.
     In the same month BOC, and its joint venture partners, announced plans to invest over US$100 million in developing three schemes in China, at Taiyuan, Suzhou and in the Pearl River region.
      BOC-TISCO, the joint venture between BOC Gases and Taiyuan Iron and Steel Corporation (TISCO), has under construction two new air separation units (ASUs) to supply 1,400 tonnes a day of oxygen each to TISCO’s plant in Shanxi province in north-central China. The new ASUs represent an investment of US$82 million and they are scheduled to begin coming on stream during 2006. This investment is in response to strong demand for stainless steel in China and will support TISCO’s vigorous expansion plans.
     Pearl River Gases (PRG), a joint venture between Guangzhou Iron & Steel (GIS) and BOC’s joint venture, Hong Kong Oxygen, invested in two further ASU’s during 2005. These add some 400 tonnes a day of oxygen capacity to support the expansion of steelmaking in southern China.
     Also in 2005, BOC’s wholly owned subsidiaries in Suzhou constructed new on-site supply scheme pipelines to meet increasing demand for industrial gases from key customers in Suzhou Industrial Park and the Suzhou New District Industrial Park.
      A new hydrogen plant to supply both a Sunoco refinery, and a nearby BP refinery is under construction at Toledo, Ohio. The hydrogen will be used by both BP and Sunoco in the production of ultra-low sulphur gasoline and diesel fuels. The complex will be capable of supplying over 120 million standard cubic feet a day of hydrogen. BOC’s partner for engineering and construction is Linde BOC Process Plants of Tulsa, Oklahoma. BOC is investing more than US$100 million in the facility.
     In May 2004 BOC agreed to buy Duke Energy’s 30 per cent ownership interest in the Cantarell joint venture company for US$59.7 million in cash. This increased BOC’s overall stake to 65 per cent on completion in September 2004. This company supplies Pemex with nitrogen for the pressurisation of its oilfields in the Gulf of Mexico.
     In December 2004, BOC announced a new, 20-year agreement to supply an additional 300 million standard cubic feet a day (scf/d) of nitrogen to be used at the Cantarell and Ku Maalob Zaap oil fields. The additional supply will lift the total nitrogen output by 25 per cent to 1.5 billion scf/d at the site. Construction of a fifth production module has commenced and the new facility is scheduled to begin production in 2007.

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Group profile	19

In China, significant new business was won in the chemical sector. BOC has agreed to form a joint venture with the Sinopec Shanghai Petrochemical Company (SPC) at Jinshan, near the Caojing chemical complex, to invest in existing assets and then add further air separation capacity to satisfy the industrial gases requirements of SPC in the region. This follows the establishment in 2003 of a similar joint venture with Sinopec YPC to supply the Sinopec and BASF joint venture petrochemical complex at Nanjing.
     BOC’s subsidiary in Thailand is investing in a venture establishing a 1,300 tonnes-a-day plant to supply TOC Glycol Co. Ltd. (TOCGC) in Map Ta Phut and to increase merchant capacity in the area. When completed in 2006, this will be the largest air separation unit in Thailand. It will be owned and operated by a joint venture between BOC’s Thai subsidiary,TIG, and Bangkok Industrial Gas Company.
     In January 2005 BOC formed a joint venture with Maanshan Iron & Steel Company (Ma Steel) to invest initially in the construction of two large air separation units. Each will be capable of supplying 1,400 tonnes a day of oxygen to meet the growing needs of Ma Steel in Maanshan City, China. Total production of oxygen, nitrogen and argon is expected to total some 5,000 tonnes a day when commissioned during 2007.
      At the same time BOC India Ltd announced that it had been awarded a contract to supply gases requirements of approximately 1,400 tonnes a day for an expansion programme by Jindal Vijaynagar Steel Limited at Bellary in southern India. A plant with an oxygen capacity of 855 tonnes a day will be constructed and is expected to be commissioned in 2006.
    In April 2005, BOC agreed to invest approximately US$40 million in equipment and pipelines in order to supply hydrogen to Valero’s 170,000 barrel a day refinery at Lima, Ohio and to supply other customers in the area. Construction of the plant has begun and it is expected to start supplying hydrogen during 2006.
     In June 2005, BOC announced further refinery hydrogen business in the US with the proposed investment of nearly US$50 million at Salt Lake City to supply Chevron and Holly Corporation’s Utah subsidiary with hydrogen for cleaner fuels production at their refineries. The refiners are upgrading their facilities in accordance with the US Environmental Protection Agency’s lower-sulphur requirements for gasoline and diesel fuels.
     Chevron is installing additional hydrotreating capacity at its 49,000 barrel per day (bpd) refinery and will take hydrogen and steam from BOC’s plant, which will be located on the Chevron site. Holly will also receive hydrogen for new hydrotreating capacity at its nearby 26,000 bpd Woods Cross refinery through a five-mile pipeline connection from the BOC facility.
     Construction of the hydrogen plant has started and production is expected to begin in 2006.

Industrial and Special Products (ISP)
Gases for cutting and welding, hospitality, laboratory applications and a variety of medical purposes are mainly distributed under pressure in cylinders. The ISP line of business covers products and services provided to this section of the market together with sales of packaged chemicals and liquefied petroleum gas (LPG). Customers are typically in the fabrication, engineering, automotive, refrigeration, hospitality or medical sectors. The customer base is therefore broad and varied. The number of separate customers served by ISP is much greater than the other two lines of business and the quality of service is often the key factor in securing existing or obtaining new customers. In order to raise service standards at the same time as reducing costs, national customer service centres have been successfully established in all the major markets.
     In addition to supplying gases, BOC also supplies a range of associated equipment in many of its major markets. This includes cutting and welding products and, in some markets, associated safety equipment.
     BOC has devoted considerable attention over the last few years to understand the requirements of different types of customer in its major markets and to provide the required service at an appropriate price. Such customer segmentation programmes have been implemented in the UK, South Africa,Australia,Asia, Latin America and are in progress elsewhere.
     The cutting and welding applications are a relatively mature part of the industrial gases business and growth opportunities are principally in other segments of the market such as medical applications, safety products, packaged chemicals, hospitality and services. BOC is pursuing these opportunities by the development of new products, packages and services as well as by marketing initiatives to take advantage of BOC’s global capabilities by introducing existing products to new regions. Electronic commerce has also become an important tool for sustaining and growing sales by making it easier for customers to manage their business with BOC as a supplier.
     BOC is a leading supplier of helium and has liquid helium distribution centres, or transfills, in many markets around the world. With 48 helium transfills in its global network, management believes that this is the largest of its kind. Helium has a broad range of applications, including welding and the refrigeration of medical scanner magnets, and is vital to the production of optical fibres, semiconductors and special alloys. It is also used for leak detection, underwater breathing mixtures and lifting.

Business development In April 2002, BOC acquired Matheson Gas Products Canada Inc, one of Canada’s leading providers of special gases and equipment. Unique Gas and Petrochemicals Public Company Limited (UGP), a leading distributor of liquefied petroleum gas (LPG) and ammonia in Thailand, was acquired in May 2002. BOC’s associated company in Malaysia acquired 35.6 per cent of the gases company Nissan Industrial Oxygen Inc (NIOI) in March 2002 and, following a tender offer, increased its holding to 100 per cent in September 2002. At the end of August 2002, BOC announced an agreement to purchase Praxair’s Polish gases business. The transaction was completed in January 2003 following approval by the Polish competition authority. The business acquired includes a high proportion of ISP sales.
     Since 2002, BOC has continued its global roll-out of a light-weight medical cylinder with an integrated valve and regulator for homecare patients and emergency services. Heliox, a helium and oxygen mixture formulated to ease the respiratory effort associated with airway obstruction, was launched in the UK and in some other markets.

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20	The BOC Group plc Annual report and accounts 2005	Group profile

Capacity at BOC’s Otis, Kansas, helium plant was expanded in 2002 to match market demands. In addition, BOC has access to helium produced by other US plants, as well as to product from Poland and Russia. In 2003 BOC and KRIO, a division of the Polish Oil and Gas Company, entered into a new helium supply agreement. BOC will purchase for export all of KRIO’s helium that is not sold to its domestic customers in Poland. BOC has been KRIO’s sole customer for bulk liquid helium since the original agreement was signed in 1972. In June 2003, BOC announced an agreement to obtain half the output from a new helium extraction facility to be constructed in Qatar. Deliveries from this new source are now expected to begin in 2006.
     Magnetic resonance imaging (MRI) systems use liquid helium to cool superconducting magnets. BOC provides helium as well as a liquid nitrogen filling service to meet MRI operators’ total requirements. In 2002, ISP signed a major helium supply scheme with Oxford Magnet Technology (now Siemens) in the UK.
     BOC continued to invest in refrigerant filling facilities and in 2003 new filling facilities were installed in Hong Kong, Malaysia and the Philippines. Each of these was built to a standardised global design. BOC now supplies refrigerants in 19 countries compared with six countries in 1999. In June 2003, BOC announced a global alliance with Hudson Technologies to promote technology for cleaning and recycling used refrigerants.
     Significant progress in developing web-based customer portals has been made. Amongst others, ISP has launched customer portals in the UK,Australia and New Zealand. Thousands of customers are now able to access detailed material on BOC’s product service offers, manage and settle their accounts and place orders on-line.
     BOC acquired the Canadian packaged gas and related welding equipment business of Air Products in April 2003.
     BOC completed the disposal of the packaged gas part of its US ISP business to Airgas Inc on 30 July 2004. The initial consideration was US$175 million in cash and a final payment of US$20 million that had been subject to performance conditions was received in November 2005. All packaged gases and associated hardgoods were included in the sale. This comprised compressed industrial, speciality (excluding electronic) and medical gases in the US, sold through BOC retail and distributor channels. The sale did not include BOC’s bulk liquid helium, bulk medical gases and distributor businesses.
     In December 2004 BOC sold its shares in Unique Gas and Petrochemicals, thereby divesting interests in the LPG and bulk ammonia businesses in Thailand but the cylinder and aqueous ammonia business was retained.
     In January 2005, BOC acquired Calor’s aerosol propellants business in the UK. This includes sales and distribution of bulk and packaged hydrocarbon blends together with Calor’s CARE hydrocarbon refrigerants range and propylene business.
     In March 2005, BOC announced plans to build a new liquid plant to extract helium from a natural gas supply at Darwin,Australia. When it begins production in 2007, it will be the only helium production plant in Australia, and will serve not only domestic Australian demand but also customers in New Zealand and Asia.

BOC Edwards
This line of business specialises in gases, services and equipment for the semiconductor industry as well as vacuum products for a range of other industries. The major markets for BOC Edwards’ products are in Asia, north America and Europe. Until September 2005 it was organised into four customer-facing divisions for sales and marketing in Asia/Pacific, Japan, the US and Europe and into four manufacturing divisions,Vacuum and Exhaust Management, Chemical Management, Bulk Gases and Electronic Materials. Kachina (semiconductor process tool component management service), Coating Technology and Pharmaceutical Systems were managed separately. BOC Edwards is now organized around five global business units, Electronic Materials, Electronic Bulk Gases, Semiconductor Equipment, General Vacuum Equipment and Pharmaceutical Systems.
     Management believes that BOC Edwards has a unique position as a fully integrated supplier of gases, vacuum, chemical, slurry and exhaust management products, as well as services to the global semiconductor industry and is a leader in the design and manufacture of vacuum pumps, instrumentation and systems for both general vacuum and semiconductor applications and of freeze-drying systems for the pharmaceutical industry.
     The vacuum and exhaust product ranges are manufactured or assembled primarily in the UK, with additional manufacturing and assembly in the US, Japan, Korea,China and Brazil. They include vacuum pumps, coating systems, exhaust management systems, temperature control systems and heat exchangers, instrumentation and controls, vacuum accessories and leak-detection equipment. The range also includes specially designed systems for specific applications, depending on customer requirements.
     BOC Edwards also specialises in the design, manufacture and installation of the systems used to deliver liquid process chemicals, including planarisation slurries to the point of use within semiconductor fabrication facilities. Manufacture of these products is located mainly in the US.
     In addition to the semiconductor industry, the leading customers are in the chemicals, scientific instruments and other industries, as well as in educational and research establishments. General vacuum products are sold to such customers by a separate sales force.
     BOC Edwards’ service facilities, including plants for cleaning semiconductor process tool parts, are located near concentrations of semiconductor fabrication facilities around the world.
     Technology is important to maintain a competitive edge in this business, and considerable resources are committed to enable the business to address new applications and markets. The major research centres are in the UK, north America and Japan.
      The Group’s vacuum products are sold directly by Group companies to end-users and also through distributors and agents. Management believes that the Group is a leading manufacturer of the types of vacuum products that it makes and provides. The business is highly competitive, with product design and quality, leading to the lowest cost of ownership, being very significant factors.

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Group profile	21

Sales opportunities for much of BOC Edwards’ semiconductor equipment business are dependent upon capital investment by the semiconductor industry. Management believes that semiconductor production remains on a long-term growth trend but capital investment by semiconductor manufacturers has been subject to sharp variations for a number of reasons, some of which arise from advances in technology.
     The products of BOC Edwards Pharmaceutical Systems are tailored specifically to individual customer requirements in the pharmaceutical industry and are used mainly for injectable products. Freeze-drying systems are made in Tonawanda, New York, US. Filling, sterilising and packaging lines for the pharmaceutical industry are made at Dongen in the Netherlands and Beijing in China.

Business development Throughout the period 2003 to 2005, new ranges of dry pumps for the semiconductor industry were introduced as well as a comprehensive new range of exhaust management products. These new products meet the needs of 300mm wafer and flat panel manufacturing facilities.
     In 2004 a new range of high-speed iGX pumps were introduced, offering attractive features for semiconductor applications such as small size, reduced power consumption and lower lifetime costs.
     The range of exhaust management products was also expanded with new burners, wet scrubbers and an advanced plasma-based system for the destruction of reaction products without the use of methane fuel.
     Production of nitrogen trifluoride (NF3) gas for the semiconductor industry was started at a plant in South Africa during 2000 and production capacity was further increased during 2003. This product is an important etchant that is also used for in-position cleaning of semiconductor process equipment.
     On-site fluorine generators were installed at a number of semiconductor and flat panel display manufacturing facilities during 2004 and a fab-wide pilot programme at LG Philips in Korea was extended during 2005.
     BOC Edwards’ range of electronic materials in Asia was expanded in October 2004 with the addition of ultra-pure wet chemicals through a partnership with Asia Union Electronic Chemical Corporation (AUECC) and through that company with Huayi, a chemical manufacturer in China.

Afrox hospitals
African Oxygen Limited (Afrox) sold its 69 per cent controlling interest in its hospitals business (Afrox Healthcare Limited) to a consortium led by two major black economic empowerment investors in March 2005. Afrox has retained a significant interest in the hospitals business through a 20 per cent holding in the new company.
     In the period 2003 to 2004 and in 2005 prior to the disposal,Afrox Healthcare Limited owned 60 hospitals and clinics and had a minority interest in a further seven hospitals managed by others. It also managed the Lifecare group of chronic-care hospitals. In addition to hospitals and clinics, which were the core business,Afrox Healthcare Limited also included Afrox Healthcare Services, which facilitated a direct medicines service for chronic medication, and provided occupational health services, nursing training and laboratory services.

Gist
Gist is a provider of specialist supply chain solutions. The name Gist was adopted during 2001 to reflect both the continuing focus on supply chain operations and an increased emphasis on supply chain consulting, end-to-end supply chain solutions and logistics support to e-fulfilment opportunities. This realignment of the business followed a planned withdrawal from most non-Marks & Spencer primary temperature controlled operations in the period 1999 to 2000.
     High quality supply chain operations remain at the core of the business. Gist manages a range of supply chains on behalf of retailers, mainly in the UK, as well as some overseas. For over 30 years Gist has been the largest supply chain provider for Marks & Spencer. Gist currently handles all of its UK food distribution and the consolidation and dispatch of all overseas shipments to subsidiaries and franchised operations.
     During 2003, Gist ceased to operate general merchandise logistics and garment stockholding operations on behalf of Marks & Spencer.
     Gist has provided supply chain consultancy services to major supermarket and catalogue retailers in the UK and demonstrated its capabilities in managing international supply chains. In addition an on-line wholesaling operation has extended the range of Gist’s skills offered externally.
     During September 2005, Gist expanded its primary business in continental Europe with the acquisition of G Van Dongen Holding BV, a temperature-controlled transport operator based in the Netherlands and Spain. This is to provide chilled and ambient transport to food manufacturers in the Netherlands, Spain, Germany, Portugal and France, and adds to Gist’s existing operations in the Czech Republic and the Netherlands.

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22	The BOC Group plc Annual report and accounts 2005
Strategy

The BOC Group has an annual planning cycle culminating in a board review, typically held in March each year. The strategy is aligned with the Group objectives, published in 2004, which are:‘Over a sustained period, consistently to outperform our peers in terms of safety, customer service, revenue growth, earnings and cash generation. We will be the employer of choice for all existing and future employees’.

Since 2000, the main components of the strategy have been:
•	To establish a leading position for BOC in growth markets: BOC has continued to invest in production and infrastructure facilities in the growth markets of Asia in general and China in particular. It has also expanded by acquisition, notably adding to its gases businesses in Poland and Canada and increasing BOC Edwards’ range with the turbomolecular pump business of Seiko Instruments. Each line of business additionally has its own growth strategies; in Process Gas Solutions the emphasis has been on increasing the percentage of tonnage business, particularly in the refining and chemicals sectors.
•	To improve the return on capital employed: BOC has actively pursued opportunities to improve or divest underperforming assets resulting in, amongst others: the formation of Linde BOC Process Plants LLC in the US; the combination of OSK with part of Air Liquide Japan to form Japan Air Gases; and the sale of the US packaged gas business.
•	To improve business and operational efficiency: BOC has sponsored cost reduction and improved efficiency programmes across all of its operating entities.
•	To maximise the benefits of BOC’s operating model: BOC’s structure of lines of business and business units allows global strategies to be implemented successfully while enabling local response to be tailored to local market needs. The operating model has now been extended to all parts of the world, with Asia being the most recent.
•	To recruit, retain and develop the best people: BOC has developed a wide range of people programmes to ensure it has the calibre and quantity of people needed to implement its growth strategy successfully.

The components of the strategy are referred to elsewhere in this annual report, notably in the sections on employees, operating review and financial review.

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23

Employees

At 30 September 2005 the Group had 30,572 employees (2004: 43,383 employees, 2003: 44,507 employees). During the year the disposal of the Afrox Healthcare business resulted in the successful transfer of over 13,000 employees to the new owner. Employees of the company and its subsidiaries were located as follows:

Europe	13,408
Americas	6,216
Africa	3,541
Asia/Pacific	7,407

Unplanned employee turnover remains low and as a result, excluding disposals, the employee base remains stable. BOC invests time and energy in developing the potential of its people. Opportunities are reviewed and discussed with identified individuals to provide cross-line of business experience or to set up a range of functional and geographical assignments. This contributes to BOC's success in retaining and developing the core skills and capabilities it needs to meet its business, customer service and health and safety targets. BOC regularly reviews its succession planning processes and the availability of essential capabilities. Results show it has solid capability in most areas and adequate succession depth to meet both its technical and leadership requirements.

Employee satisfaction and commitment
Employee satisfaction is measured and managed both centrally and in the business units.
      Levels of employee satisfaction and commitment are generally high. A culture of accountability, collaboration, transparency and stretch, known as ACTS, has been developed throughout BOC. The ACTS principles provide a framework that employees can use in their dealings with each other and with customers, suppliers and other stakeholders.
     The ‘Voice of BOC’ employee survey was conducted again in 2005. The survey, managed by an independent research company, is an opportunity for BOC’s people to rate the Group’s performance on key issues affecting their employment. 68 per cent of employees responded to the survey. This high participation rate demonstrates employees’ willingness to contribute to BOC’s aim of being the employer of choice. The 2005 survey built on the employee perception data collated in 2002 regarding ACTS, customer orientation, performance management and diversity. It also incorporated new measures on safety and the Code of Conduct. The areas where BOC employees deemed performance to be particularly high or improved since 2002 were safety, management interest in employee well being, the Code of Conduct, performance reviews, collaboration and diversity. The areas deemed to need further improvement were customer focus, which is still a core strength but slightly down on 2002, and employee engagement, which remained at a high level but was lower than in 2002. As with previous surveys, business units and enabling functions are developing and implementing action plans to address the results and progress will be reviewed on a regular basis.

Employment policies and Code of Conduct
The BOC Group takes its responsibilities as a global organisation seriously. It is committed to fostering a workplace that is safe and environmentally sound. It will always act in line with all applicable laws, regulations and industry standards. It expects people to respect confidential information and company time and assets. It believes in open and honest communication, fair treatment and equal opportunities. It opposes public corruption, anti-competitive behaviour and insider trading, and it supports the fundamental principles of good governance and human rights.
     In 2003 BOC launched a global Code of Conduct, a set of legal and ethical standards that apply to all BOC employees and to contractors in their business dealings with BOC. The code is available in ten languages. An extensive programme of communications and workshops has provided training for employees on the substance of the code. Annual sustainability plans embed the code within the businesses and keep it visible, accessible and relevant to all employees. In 2004, a new network of code sustainability managers was formed to ensure that processes are in place to induct new employees, to provide refresher training and to consolidate country-specific policies. The Code of Conduct telephone helpline has been extended to cover 49 countries and promotional material has been created to publicise the contact number in each country. BOC operates a strict policy of non-retaliation to protect and encourage people wishing to share their concerns.
     BOC’s employee policies and procedures are aligned with the UN Universal Declaration of Human Rights. BOC is a signatory to the UN Global Compact, whose ten principles - six of which relate to human rights and labour standards - are integrated into BOC’s Code of Conduct. In many areas BOC’s existing standards exceed those set out in the Global Compact. In 2005, BOC reported progress to the Global Compact Office, according to official guidelines.
      In addition to the Code of Conduct, BOC provides guidance and human resources policies to support BOC people in their day-to-day activities and long-term career planning. These are aligned to the corporate values and principles. At the heart of this approach is the recognition that the energy and application of individuals and teams throughout the organisation will determine which companies have competitive advantage in today’s complex global market. BOC’s employment policies are designed to underpin the Group’s operating requirements and growth strategies. The human resources units implementing these policies are aligned to the business units in each geography and, as far as practicable, Group policies are adapted to meet local requirements.

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24	The BOC Group plc Annual report and accounts 2005	Employees

Communication and involvement
BOC places a high priority on two-way communications with its people. The primary communication channels are within the business units, where local managers work with their people and two-way communication is most achievable. The Group also uses a number of formal and informal communication channels to share information and to shape behaviour. In addition to traditional media such as videos, magazines, newsletters and briefing packs, BOC has continued to invest in e-mail and web-based communications technologies to ensure that consistent and coherent messages are conveyed speedily to its people around the world.
      The Group actively searches for ways to involve employees in shaping the future. Teams meet to review or jointly create processes, systems or strategies. A variety of employee structures exist for these purposes, including peer groups, special interest groups, teams of excellence and quality teams. Multi-disciplinary and cross-geographic groups of employees regularly meet, either face-to-face, or by using tele-, video- and web-based meeting technologies which have been installed for these purposes.

Resourcing, training and development
Resourcing, training and development programmes are designed to ensure that the Group has a pool of well-qualified, gifted individuals able to meet day-to-day operational needs and plans for the future. BOC conducts a robust annual process to assess the strengths and weaknesses of its units. It is committed to provide its people with opportunities to develop and grow, but also to bring new blood into the organisation through targeted external recruitment. A global, web-based recruiting platform is in place to supplement other recruitment channels.
     BOC continued to place great emphasis on personal and career development over the past year. Employees are encouraged to be proactive about their future careers and development opportunities. The aim is for all employees to have regular discussions with their managers regarding their aspirations, prospects and development needs. These result in the formulation of an individual development plan, which is an agreed course of action to meet employees’ needs as well as the needs of the organisation. BOC offers many opportunities for career and personal development. Employee development takes the form of on-the-job coaching and training, development projects, secondments, e-learning, as well as more traditional classroom-based training.
     In addition to the development that takes place to achieve current job effectiveness of all employees, high potential employees are identified and developed with future roles in mind. The Lead programme is an ambitious executive development programme for high potential senior managers, facilitated by world class external providers as well as senior BOC executives. It is customised for BOC and is comprehensive in its scope. The programme offers a tailored curriculum and is designed to equip the participants with the broad range of skills and experiences they will need to be successful leaders within the Group. To date, some 150 senior managers have participated in Lead programmes. A parallel leadership development programme, iLead, has been developed for high potential middle managers and is run regionally around the world. Lead and iLead augment many other management development initiatives, which are provided to all BOC’s supervisors and managers. International assignments are used to develop high potential executives and to create opportunities within local management teams. The success of such programmes are reviewed regularly with business unit heads as part of their performance contracts.
     BOC believes that how its employees work is as important as what they produce, which is why it has concentrated on the behaviours associated with accountability, collaboration, transparency and stretch – the ACTS cultural principles. Accountability comes through people knowing what they are accountable for and being empowered to deliver. Collaboration is about drawing on the rich diversity of styles, talents and skills across the Group to maximise achievements. BOC values transparency because it believes that visible problems can be solved and that informed people make better decisions. Finally, stretch advocates continually pushing the boundaries of performance. BOC has created a set of leadership competency models, which are aligned to ACTS. All recruitment, development, recognition and enhancement processes are being aligned to this comprehensive and unified BOC view of leadership and management.

Reward and recognition
An organisation that aspires to excellence must recognise and reward the achievement of excellence. The Group continues to refine the key value drivers of its business units and to ensure it can reward and recognise outstanding individual and team performance in the fulfilment of business goals. Programmes to achieve this are cascaded throughout the organisation to heighten focus on effective performance at all levels.
     The Group continues to move towards a total reward system that allows people to structure their remuneration and benefits to suit their individual needs. Senior executives’ remuneration is linked to a Group-wide variable compensation plan, which is described in the report on remuneration on page 73.

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Employees	25

Retirement benefit plans
BOC considers it important that its people provide for their retirement and fully supports their efforts in this regard. Around the world, the Group provides opportunities for people to participate in retirement programmes tailored to suit local conditions. Just as importantly, the board’s pensions committee takes prudent steps to monitor and control Group-wide retirement benefit plans with local managers being responsible for safeguarding the security of each retirement plan that they sponsor.
      The financial position of the Group’s main pension funds is detailed in note 8 to the financial statements.

Diversity
BOC believes that diversity is a key driver of future organisational and operating effectiveness. As one of the UK’s few truly global companies, BOC highly values the rich diversity of its people. While the Group consistently champions a set of unifying values and principles, they are not imposed regardless of local sensibilities. Rather, the Group strives to build on the qualities inherent in its global environment by encouraging people with different views, styles and approaches. Wherever in the world it operates, BOC is committed to maintaining a workplace free from discrimination for reasons of race, creed, culture, nationality, religion, gender, sexual orientation, age or marital status. The success of its diversity programme is monitored and reported regularly.
     Disability is not considered a barrier to employment and, as far as local conditions allow, employees are selected on the basis of their ability to perform the job. Further necessary training is arranged, taking account of their particular needs and the resources required to meet them.

Employee share schemes
Many BOC employees in the UK and some other countries have built up an equity interest in the Group’s business through employee share schemes. Options may be granted at a discount to the market price at the date of grant. The term of options granted could be from three to seven years and any option is conditional on a commitment by the individual to make regular savings from pay that are then held by an independent organisation to purchase shares at the end of the option period. The exercise of options under these schemes can be satisfied by the issue of new shares or the transfer of existing shares.

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26	The BOC Group plc Annual report and accounts 2005
Social, environmental and ethical performance

Exercising sound corporate responsibility is fundamental to the way BOC operates. The Group aims always to behave ethically and to manage risk strategically. It has a process for identifying, evaluating and managing all risks in accordance with best practice.
     This section outlines the Group’s systems for managing its social, environmental and ethical (SEE) risks and opportunities - in line with guidelines set out by the Global Reporting Initiative, the Association of British Insurers, the UK’s Combined Code on Corporate Governance and the provisions of the US Sarbanes-Oxley Act 2002 as it applies to foreign private issuers. More details about BOC’s risks and corporate responsibility performance can be found in the sections on risk factors on pages 38 and 39 and on the company’s website, boc.com.
     The Group works actively with its stakeholders - shareholders, customers, suppliers, employees, local communities and governments. Underlining the Group’s adherence to best practice, BOC engages with a wide variety of employee, safety, environmental and community bodies.
      BOC is a signatory to the UN Global Compact. All Global Compact principles are integrated into BOC’s Code of Conduct and, in many areas, BOC’s existing standards exceed those set out in the Global Compact. In 2005, BOC submitted its communication on progress to the Global Compact Office, according to official guidelines. BOC continues to review and adapt its business practices to achieve the Group’s SEE objectives and activities.

Executive responsibility
BOC has an integrated approach to SEE risks, managing them in the same way as all other business considerations through business unit and Group risk management programmes. These processes are applied to major business decisions such as acquisitions, disposals, new ventures and major supplier contracts. BOC’s business dealings are guided by a global Code of Conduct. The code sets out the safety, environmental, social, legal and ethical parameters that Group businesses and employees are expected to follow. The code is the responsibility of the executive management board (EMB), whilst BOC’s businesses are responsible for day-to-day implementation.
     EMB members are responsible for each of the code’s standards, supported by the appropriate business and functional structures. The Group chief executive has ultimate responsibility for the code programme. He delegates oversight to an EMB sponsor board and day-to-day management to a code advisory group. The code advisory group is chaired by the general counsel, global compliance.
     Safety, health and environmental management systems are the responsibility of the Group chief executive and are implemented by business managers, supported by the Group director for safety, health, environment and quality (SHEQ). Workplace issues, including labour relations, diversity, equal opportunities and human rights, are managed by the Group director, human resources (HR). Market issues, including customer relations and ethical trading practices, are managed by the line of business chief executives. The director of supply management oversees BOC’s supply chain and ethical purchasing policy and reports to the Group chief executive. The Group director, corporate relations, manages community relations, including sponsorships and charitable support.
     The EMB regularly reviews Group systems for managing risks and opportunities, including business assurance audits, legal, SHEQ and HR reviews, appropriate training and communications, and performance management and remuneration incentives through the Group’s performance contract process. Directors are provided with appropriate SEE training and communications. For example, they are given regular safety briefings and Code of Conduct progress reviews. Training on defensive driving and other SHEQ priorities is provided. The EMB sets a strategic direction with regard to all business issues, including SEE matters. Business units implement and develop the EMB’s strategy through their own management teams.
     Safety and other SEE measures, as required, are included in performance contracts. Part of the remuneration of business unit managers and their teams is dependent on achieving these measures.

The Code of Conduct
Launched two years ago, the Code of Conduct embodies BOC’s commitment to integrity and responsible business practice. This year, steps were taken to reinforce the effectiveness of the code and to build it into the way that BOC does business.
     The code advisory group met twice during the year. The role of the group is to establish globally consistent ethical and legal standards, to support the business in owning and upholding these standards and to respond to issues that may require BOC to adopt a new or revised position within the Code. Chaired by the general counsel, global compliance, the council comprises representatives from each line of business and Gist.
     A robust central tracking system was introduced to capture allegations from all the businesses and channel them to the global compliance function. The system not only records allegations that are subsequently substantiated, but also allegations that ultimately prove unfounded but that warranted further investigation.
     BOC’s network of sustainability managers is responsible for championing the Code within the businesses. Guidelines on communications and training were issued and each business unit head is required to report on progress within the quarterly performance contract review.
     The Code, available in ten different languages, can be accessed via boc.com, the intranet, CD or paper copy. It is linked to a number of other systems, notably the Group’s integrated management systems and standards (IMSS). BOC operates a confidential 24 hours a day/seven days a week helpline in 49 countries, supported by helpline promotional material in the form of posters, wallet cards and a screensaver. In 2005, the Group introduced a quarterly Code report, distributed to senior management for onward cascade to all employees, giving a round up of news, recent violations, statistics and lessons relating to the Code.
     Code sustainability issues are reported to the EMB and appropriate managers on a monthly basis. In 2005, the helpline received 155 allegation cases from around the world. 19 per cent resulted in disciplinary action and 57 per cent were found to be unsubstantiated or non-violations. The remaining cases are still being investigated.

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Social, environmental and ethical performance	27

BOC’s global management system (IMSS)
IMSS (integrated management systems and standards) is a system developed by BOC. It has three distinct parts: the IMSS Library, Traccess and Audit Manager. The IMSS Library houses electronic copies of BOC’s reference material, work instructions, operating procedures and management systems and standards. Traccess is BOC’s online training and competency tracking system, storing individual learning profiles and employee training histories. Audit Manager houses all stages of the audit cycle and verifies site performance and compliance against best practice and minimum standards defined in the IMSS Library. IMSS documents Group knowledge from high level policies to detailed work instructions, enabling all employees to be trained and assessed in the skills required by their roles. IMSS outlines the correct protocols and minimum standards, and tracks the performance of actions needed to ensure the safe, environmentally sound and efficient management of BOC businesses worldwide. IMSS and the Code of Conduct are mutually supportive.

Stakeholders
BOC’s Code of Conduct is segmented into key stakeholder groups, each of which is addressed by specific code standards and management structures and procedures. Details are posted under the corporate responsibility section of boc.com. For example, BOC works with its suppliers through a supplier evaluation, selection and performance appraisal (SESPA) system, which assures minimum standards of supplier performance, quality assurance and legal, ethical, social and environmental compliance. BOC’s ethical purchasing policy, an integral part of SESPA, is managed by the Group supply management function, underpinned by the Code of Conduct and supported by IMSS and a number of other web-based platforms. Suppliers are segmented according to a combination of two matrices: supplier risk profile and product risk profile. The highest risk category requires the ethical purchasing policy to be included in the supplier’s signed contract with BOC, with BOC reserving the right to terminate the contract in the event of a breach. Any employee can raise concerns about supplier ethics via the Code of Conduct helpline and data is captured and reported as a specific category.

Identifying and prioritising SEE risks
In 2004 BOC introduced a formal process to identify and manage its SEE risks and to identify potential opportunities. EMB directors, business unit heads and other key managers around the world submitted potential SEE risks which were consolidated by the Group risk management function and rated using predetermined scoring criteria. Each risk was rated according to its potential impact, the adequacy of plans to mitigate the risk, and its urgency.
     The broad areas identified by the SEE risk and mitigation process are: managing the safety of people associated with BOC; managing major operational hazards; minimisation of greenhouse gas emissions; energy efficiency; water conservation; global adherence to and the effective working of the Code of Conduct; managing an ethical supply chain; and continuing enhancement of product stewardship procedures.
     The Group’s SEE review found that management systems and mitigations already exist for identified risks, but in some minor instances enhanced measures have been, or are being, put in place. One example is a screening process to ensure that customers have the capability to handle hazardous products safely. Piloted this year in the UK for the packaged chemicals business, the process will be rolled out to the wider Industrial and Special Products business in 2006.

Corporate social investment strategy
BOC strives to be a good corporate citizen by: operating safely and minimising the environmental impact of its activities; enhancing the wellbeing of local economies through employment on the bases of diversity, equal opportunity and merit, and; fostering strong community relations.
     BOC is committed to all the communities in which it operates, wherever they are in the world, and its contribution takes on a number of forms. At the Group level BOC supports a variety of programmes broadly aligned with the nature of the business. Key themes are the environment, education, medical research and the arts.
     At the local level BOC encourages a range of volunteering, donation and sponsorship programmes, guided from the centre but ultimately decided and implemented at country, business unit and site levels. The choice of charitable donations is devolved through matched giving schemes.

Managing corporate responsibility performance
This year the Group continued to participate in the UK’s Business in the Community (BiTC) corporate responsibility (CR) index. The index assesses companies’ performance against a wide range of environmental, social and ethical measures. BOC has participated in the index’s sister survey, the Business in the Environment (BiE) index, since 1995. BOC scored 89 per cent in BiTC’s CR index, ranking it 39th out of 144 participating companies, including 57 from the FTSE100. The average score among participants from BOC’s comparator group was 88 per cent. Completing the index demonstrates the Group’s commitment to managing, measuring and reporting its corporate responsibility performance in an open and transparent way. BOC’s completed survey and BiTC’s independent assessment of the Group’s performance are published on boc.com. The BiTC index is the Group’s common measure and standard response to corporate responsibility and SEE enquiries.

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28	The BOC Group plc Annual report and accounts 2005	Social, environmental and ethical performance

Safety,health and the environment
There are no greater priorities for BOC than the health and safety of our employees, contractors, suppliers, customers and local communities, and the protection of the environment. BOC is committed to excellence in managing these areas through normal business practice assisted by its safety, health, environment and quality (SHEQ) function.
     SHEQ policies and procedures are the responsibility of the Group chief executive and are implemented by BOC’s businesses with the support of the SHEQ function. The SHEQ department works within the businesses to ensure that the Group has a deliverable policy, is active in its risk management and professional in its mitigation.
     BOC has well-established programmes to drive improvement in SHEQ performance. Employees are required to comply with all external regulations and the Group’s policies and Code of Conduct. Suppliers are expected to meet minimum standards set by BOC’s ethical purchasing policy.
     SHEQ management standards, procedures and tools are embedded in Group practice by the organisation’s integrated management systems and standards (see IMSS section above). IMSS outlines the standards and actions needed to align with, or conform to, internationally accredited certifications such as ISO 9000 (quality assurance), ISO 14001 (environment) and ISO 18001 (health and safety).

BOC met its objectives in 2005 when the Group:
•	Retained safety, health and environment as the top priority at EMB level;
•	Retained SHEQ at the forefront of Group and business unit employee communications;
•	Sustained emphasis on behavioural safety through the Safety in BOC programme;
•	Improved safety and environmental performance against 2004 figures;
•	Transitioned to using proactive measures (leading indicators), in addition to the traditionally reported lagging indicators, to measure SHEQ performance;
•	Took positive measures to improve road transport safety;
•	Continued to conduct its annual environment survey to highlight opportunities for continuous improvement;
•	Set initial environmental targets for 2006 and beyond.

Along with the Code of Conduct and the Group’s ACTS operating principles, the Safety in BOC programme ensures that SHEQ issues are managed consistently across all countries and businesses, in accordance with our SHEQ policies and principles.

Overall safety performance

	2004	2005

Lost workday case rate	0.41	0.37

Total recordable case rate	1.18	1.09

Passenger car avoidable accident rate	2.12	1.81

Truck avoidable accident rate	2.38	2.20

Safety
Safety is BOC’s highest priority and the Group has one simple goal: zero incidents and injuries. Safety is the first agenda item at every EMB and business executive meeting. Great emphasis is put on providing all our employees with the necessary training, equipment and safeguards such that no-one gets hurt. Business managers around the world, with SHEQ support, continually strive to improve safety performance and, through our Safety in BOC programme, are now focusing on individuals’ behaviour and the effect that safe and unsafe behaviour has on the organisation.
     Each business unit has a SHEQ function, reporting to the business unit’s executive and the Group SHEQ function through a global peer group. This ensures that global best practice and the functional requirements of the business and Group are always at the forefront of management thinking.
     BOC manufactures and distributes products that are potentially hazardous, some being stored at very low temperature or under pressure, and some having toxic or flammable properties. Consequently, the Group is committed to reducing the risk of harm to people through its products. Operating safely and communicating safe working practices are an integral part of its safety and product stewardship processes.
      It is important for the Group not only to have clear and measurable performance standards practised by all BOC employees, plants, depots and distributors, but also to disseminate these safe working practices to our customers and suppliers. IMSS contains product safety and stewardship instructions, policies and procedures. Each product line has specific standards attached to it. BOC undertakes research into the health and safety of its products, keeps abreast of new scientific information and works with industry and public bodies to reduce risk and share learning. This year BOC launched an online safety advice service, bocsafety.net, to help customers identify risks and unsafe practices and adopt guidance on best practice to comply with the law.
     BOC continuously strives to improve safety in the workplace and combat the root causes of safety incidents. In 2005 BOC Edwards, which manufactures hazardous gases for use in processing semiconductors, was recognised for its safety performance. In South Africa, BOC Edwards received two NOSA safety awards for occupational risk management procedures at the nitrogen trifluoride plant in Pelindaba. In the US, BOC Edwards’ special gases plant at Medford, Oregon, was awarded the OSHA Voluntary Protection Programs’‘Star Program’ status for self-sufficiency in their ability to control workplace hazards. EMC, BOC’s US-based water management business, won several Water Environment Association awards. EMC’s water treatment plant at Ligonier, Indiana, won the prestigious Water Environment Federation’s Burke Award.
     Regrettably, three Group employees died in work related activities in 2005. Two employees tragically died in road incidents, one in the UK and one in the US, both of which involved third parties. These incidents reinforce our commitment to remain focused on transport safety during 2006. Another employee was killed in Taiwan, by falling from a height at a customer location. In addition, BOC experienced six contractor fatalities during the period.
      The Group chief executive, SHEQ director and business unit managers review every fatality and major incident personally. Investigations are only closed when the chief executive is fully satisfied that the root causes of the incident are understood and action has been taken to prevent future recurrences.

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Social, environmental and ethical performance	29

1.	2003, 2004 and 2005 safety statistics include mergers, acquisitions and all joint ventures. Previous years have not been restated.
Controlling process-related risks is of the utmost importance. Any incidents that do occur are thoroughly investigated and the lessons learned are applied throughout the organisation to minimise the likelihood of recurrence. Safety lessons are shared throughout the gases industry and BOC continues to participate fully in the development and application of industry-wide codes.
     This year the Group built on the vision, policy and strategy put in place last year when it launched its Safety in BOC programme. Safety in BOC, which complements and builds upon existing safety systems, standards and tools, aims to prevent people getting hurt by effecting lasting behavioural and cultural change. It is underpinned by the principle that safety is not a small part of someone’s job, it is ‘100 per cent of our behaviour, 100 per cent of the time.’ The aim is to establish a culture whereby each employee thinks instinctively not just about his own safety, but also about the safety of others, be they colleagues, contractors or members of the community.
     The roadmap is the key tool that supports Safety in BOC. It shows the organisation where it is and how it can move from its current base to world class through a series of well-defined steps and markers. It is a gap analysis tool that enables a particular department, site or business to assess itself in terms of safety performance, plot year by year progress on each of the nineteen roadmap components and develop a plan to progress to world class. During 2005, the roadmap has been formally integrated into safety implementation plans within each of the businesses, which are in turn included in business planning processes and individual performance contracts.
     The focus on leading indicators continued in 2005, allowing the Group to monitor safety performance in terms of proactive measures being taken as well as lagging indicators measuring past performance. In conjunction with the roadmap, a series of practical steps were taken during 2005 to help embed safe behaviour and the desired safety culture. BOC’s business units in Asia and Africa rolled out SiteSafe, a focused approach for implementing the systems, standards and behaviours inherent in Safety in BOC. SiteSafe included various modules such as LeadSafe workshops to promote visible leadership among management and ActSafe, a series of ‘safety through empowerment’ seminars encouraging supervisors and front line employees to recognise unsafe acts and challenge them through peer-to-peer conversations. During 2006 other business units will use SiteSafe to cascade and further embed the Safety in BOC principles into the organisation. At a local level, every BOC business unit throughout the world actively engaged employees through sustained communications, cascade briefings and training programmes.
     Approximately half the major incidents across the Group result from road transport, which is also the main cause of fatalities. Driver training has always been a high priority at BOC, both for commercial vehicles and passenger cars. Initiatives include defensive driver training, driver observation and feedback, vehicle design, use of on-board monitoring technology and anti-rollover and jack-knife training. Last year, the Group appointed a director of Group transport safety to collaborate with regional counterparts and develop a consistent global strategy for improving road safety throughout BOC.
     In 2005, this appointment has started to deliver new processes and tools to share best operating practice and achieve sustainable improvements in road transport safety. For example, a new transport audit protocol was piloted in Asia and a new driver-training model will be ready for implementation in the first quarter of 2006. A common vehicle incident reporting process was established to aid learning, while a global transport team of experts met twice in 2005 to prioritise initiatives to prevent fatalities or serious injuries.
     Building on the Group’s total ban on making and receiving calls from mobile phones while driving, a major campaign was launched to promote transport safety and reinforce the wearing of seatbelts. This campaign was supported by a global transport directive to apply a minimum set of safety standards to all fleet and contractor vehicles throughout the Group, including a requirement to fit three-point seat belts rather than lap belts where the latter existed. At Gist, safety rails were introduced for the protection of drivers when coupling tractors to trailers and stability systems were installed on all high-sided double-decker trailers to reduce the risk of rollover.
In addition to the leading indicators previously mentioned, used to monitor safety performance proactively, the Group also has four reactive, or lagging, indicators to provide a consistent measure of its workplace and vehicle safety performance. These are:
•	lost workday case rate (LWCR) per 200,000 hours. This includes all accidents resulting in the loss of one complete day of work, according to best international practice. Many companies only report cases resulting in three or more lost workdays as deemed reportable under RIDDOR regulations;
•	total recordable case rate (TRCR) per 200,000 hours. This includes all LWCRs and medical treatment cases;
•	passenger car avoidable accident rate (PCAAR) per million miles;
•	truck avoidable accident rate (TAAR) per million miles.
The figures for 2005, which include joint ventures and acquisitions, showed an improvement across all four lagging indicators. The disposal of Afrox Healthcare in 2005 marked a major change in BOC’s portfolio, as the business employed over 13,000 people representing around 30 per cent of the total workforce. BOC’s lagging indicators are shown with and without Afrox Healthcare, giving a basis for future comparison. The chart excluding Afrox Healthcare gives a clearer indication of underlying improvement, with a 20 per cent improvement in both lost workday and total recordable case rates since the launch of the Safety in BOC programme two years ago.

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30	The BOC Group plc Annual report and accounts 2005	Social, environmental and ethical performance

Occupational health and hygiene
BOC requires its businesses to manage employee health activities in accordance with local laws and regulations and according to BOC’s codes of practice, standards and procedures. The Group’s occupational health and hygiene (OH) function provides a global service striving to eradicate work-related health hazards and to ensure that employees can come to work and carry out their duties safely.
     Employees have access to guidance on OH from health professionals and qualified safety, health, environment and quality (SHEQ) managers. This is supported by a range of up-to-date training programmes, manuals, videos and safety data sheets, which are available through local and global SHEQ functions and on dedicated SHEQ intranet sites.
     The OH function carries out reviews in all business units to provide information and guidance on the main health issues that exist in BOC operations globally and how best these potential hazards may be minimised or eliminated. This is achieved by providing best practice standards and guidance to local SHEQ personnel who then implement these standards and policies as necessary. Adverse employee health effects are monitored through local occupational health checks around the world. Some are internal and others are outsourced to professional OH providers. In some regions,‘Well-person’ health checks are available for employees and specific tests are done for employees engaged in hazardous activities. These vary according to risk and requirements.
The main potential health issues that exist in BOC operations differ across business units. When dealing with our gases businesses, the main potential health issues are:
• exposure to noise from gas compression activities and from cylinder handling;
• potential exposure to some gases filled into cylinders;
• potential exposure to chemicals used in metal cleaning and painting operations;
• ergonomic and manual handling risks.
As reported last year, the OH programmes developed to deal with these issues continue to be applied across the Group. Other continued work has been the ongoing programme to reduce some of the hazardous solvents used for metal cleaning and possible substitution of those used in paints with safer and more environmentally friendly alternatives.
     Of particular significance this year is the high percentage of lost workday and medical treatment cases as a direct result of manual handling, culminating in short-term acute injury and chronic conditions such as back, hand, arm or shoulder conditions. In the Industrial and Special Products business, attention to these activities is a high priority with major effort being applied to risk assessment processes and the implementation of best practice solutions to minimise identified risks. The principle of best practice has also been applied to new plants, such as the new cylinder filling facility in Bangalore, India, which was designed to minimise manual handling of cylinders as much as possible and hence reduce the potential risk of injury among employees.
Work has also been done to gather and analyse information relating to employee health issues, with a view to counteracting the costs of ill health and enabling actions to be established in the priority areas. There is also recognition that even if ill health is not related to the job, there can still be a benefit to the employee and the business in facilitating early recovery and return to work. In the south Pacific region, a scheme has been devised to speed up the diagnosis and treatment of employees suffering from injury or ill health, therefore bringing rehabilitation forward. This process, coupled with pro-active preventative programmes, has the added benefit of reducing employee liability insurance costs, in real terms, such that they are significantly less than industry benchmarks. The principles of this injury management scheme are being examined with a view to globalisation.

The environment
BOC is classified as part of the chemicals sector, but does not have the same direct or significant environmental issues to deal with as traditional chemicals manufacturers. The nature of BOC’s activities and the type of chemicals handled are quite different. However, in line with other industries, BOC is committed to sound environmental practices including the conscientious stewardship of its products and services.
Across the businesses, BOC’s most significant environmental impacts fall into four main areas. These are:
•	Energy consumption: Process Gas Solutions is a major consumer of electricity, used to power air separation units.The generation of electricity directly contributes to carbon dioxide emissions.
•	Vehicle transport: BOC’s gases businesses operate large fleets of vehicles worldwide for delivering gas to customer sites, contributing principally to carbon dioxide emissions. Gist operates a logistics network in Europe.
•	Ozone depleting potential (ODP) substance release: cryogenic air separation techniques require air to be cooled to achieve liquefaction. This requires refrigeration, which has traditionally used refrigerant gases that have ozone depleting potential.
•	Non-hazardous and hazardous waste: this covers a range of categories and varies across business units. For example, one of the main forms of waste from Process Gas Solutions is oil used in compressors. In Industrial and Special Products, waste comprises packaging materials, metals, acids and alkalines used for abatement purposes in the production of special gases, solvents from painting cylinders and waste related to transport such as oil and batteries from vehicles. BOC Edwards’ hazardous waste includes chemicals used in component cleaning and toxic residue from vacuum components replaced during servicing. In Gist, the main waste is packaging materials such as paper, card and plastics.

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Social, environmental and ethical performance	31

The Group continues to work actively with its stakeholders to ensure that environmental issues are approached responsibly. BOC is a signatory to the UN Global Compact and abides by its environment principles. In the US and Australia BOC supports the chemical industry’s Responsible Care programme. BOC participates in Business in the Community’s Environment Index and this year scored 88.86 per cent, ranking it 48th out of 168 participating companies and number one in the chemicals sector.
     BOC aims to comply fully with all material environmental laws and regulations. No prosecutions for breaches of environmental regulations were incurred in 2005.
     Management of environmental issues that are relevant to the Group’s businesses is overseen by the safety, health, environment and quality (SHEQ) department and implemented through a worldwide environmental management system. This includes operating instructions, training, performance tracking and auditing. The sharing of best practice is achieved through the Group’s integrated management systems and standards (IMSS).
     BOC has operated a comprehensive environmental survey of its sites for more than ten years. The annual web-based survey, which covers approximately 550 sites around the world, highlights issues relevant to the businesses and identifies opportunities for the development and sharing of best environmental practice. The results are reviewed by the executive management board, business unit management teams and the Group SHEQ director. Annual environment action plans are integrated into business unit management processes and included in business and individual performance contracts.
     Many BOC business units have programmes to achieve ISO 14001 environmental certification. Our welding product consumables business in Germiston, South Africa, and our special gases site at Morden, UK, both achieved ISO 14001 certification this year. Thirty key industrial sites around the world are now accredited. However, all BOC sites operate in accordance with ISO standards even if not specifically accredited, because IMSS, containing the Group’s global operating systems and standards, is aligned to ISO 14001.
     Selecting the right supplier for BOC is fundamental to conducting business effectively and ethically. Throughout its businesses, BOC has adopted its proprietary supplier evaluation, selection and performance appraisal (SESPA) process, together with an ethical purchasing policy stating that suppliers must place a high regard on safety and adhere to local legislation concerning pollution.
     This year BOC appointed a manager to identify, develop, share and support the implementation of environmental best practice. The benefits will include improvements in cost-efficiency and productivity, as well as a reduction in emissions, waste and water consumption.
     It is now widely recognised that carbon dioxide (CO2), released into the atmosphere by burning fossil fuels for heat and power, is the main greenhouse gas that has an impact on climate change. BOC’s climate impact comes from intensive use in air separation units (ASUs) of electric power, which is still generated largely from coal-based technologies. Improving energy efficiency is a high priority at BOC. Reductions in energy consumption benefit everyone in terms of lower CO2 emissions, lower production and purchase costs and lower product prices.
     BOC manages the purchase and use of power extremely carefully. Its ASUs are run at optimal efficiency levels required to meet regulatory and competitive requirements. Long-established efficiency programmes anticipate power price movements wherever possible. To assure the highest levels of efficiency, state-of-the-art operating centres in each global region control BOC’s production plants. Over the last four years, for example, Process Gas Solutions has undertaken more than one thousand plant and distribution efficiency projects, delivering significant annual savings. Managing climate change issues effectively and responsibly is a matter of business and environmental necessity for the Group.
     Carbon dioxide equivalent emissions from BOC production plants this year are estimated to be 7.9 million tonnes (2004: 7.5 million tonnes); 7.4 million tonnes relate to emissions from using electricity and 480,000 tonnes as a by-product of producing hydrogen by steam methane reforming. The hydrogen-related emissions are reported for the first time this year. BOC’s electricity consumption for its production plants was approximately 11.9 Terawatt hours (2004: 11.8 Terawatt hours). The two gases businesses, Process Gas Solutions and Industrial and Special Products, account for 99 per cent of these emissions and in 2005 they produced 2,442 tonnes (2004: 2,521 tonnes(1)) of carbon dioxide equivalents from electricity usage for each £1 million of turnover.
     BOC’s methodology for emission estimation and addressing emission factors(2) has been independently assessed and confirmed to be appropriate. The Group uses energy data to help improve its energy efficiency with resultant improvements in carbon dioxide emissions.
     During 2005 BOC undertook a number of pilot projects, with the assistance of the Carbon Trust, to improve energy efficiency at several UK sites. For example at BOC Edwards’ Burgess Hill manufacturing facility a site energy assessment identified potentially 340 tonnes of CO2 equivalent savings and at ISP’s Worsley site a similar survey identified 420 tonnes of CO2 savings. These results will be used to develop best practice in energy management next year.

1.	Adjusted for the US packaged gas business divested in 2004.
2.	The methodology is consistent with all major mobile and point sources of carbon dioxide emissions within scope 1 of the Greenhouse Gas Protocol (World Business Council for Sustainable Development and the World Resources Institute, March 2004), all major sources of carbon dioxide emissions under scope 2 of the protocol and major mobile sources of emissions under scope 3 of the protocol. The figure does not include non-carbon dioxide global warming gases (N2O, SF6, CH4, PFCs and HFCs) or minor sources such as business travel, office electricity at small sites and decomposition of wastes and carbon dioxide emissions associated with heat and/or steam imported to BOC plants.

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32	The BOC Group plc Annual report and accounts 2005	Social, environmental and ethical performance

Ozone depleting potential (ODP) substance release has decreased this year by 38 per cent. In 2004, two plants were responsible for 60 per cent of total ODP substance release and in 2005 actions were taken to remedy the situation at these plants. For other plants annual refrigerant consumption and loss targets were set. In Process Gas Solutions a project was undertaken to reduce ODP substance release from the refrigeration system at a nitrogen liquefaction unit. Cleaning technology developed by Hudson Technologies resulted in a significant reduction in ODP substance loss and the saving of 3,000 tonnes per year CO2 equivalent.
     BOC’s Industrial and Special Products business supplies a range of refrigerant gases and is phasing out those with ozone depleting potential, according to the requirements of the Montreal protocol. BOC Edwards supplies special gases for the semiconductor manufacturing process, which can result in ozone depleting emissions at the end of the process. BOC Edwards has developed a wide range of abatement systems for rendering these emissions harmless. One example is the Zenith Etch Plasma, an integrated vacuum pump and abatement system. The product assists in achieving the World Semiconductor Council’s target for perfluorocarbon (PFC) emissions and is closely aligned to the energy reduction philosophy of the International Technology Roadmap for Semiconductors (ITRS). It delivers high performance PFC destruction with total power consumption of less than 10 kW, less than a quarter that of conventional systems performing the same function, making it the most energy efficient system of its kind on the market.
     Hazardous waste and general waste performance improved in 2005 as a result of site based programmes focused on waste minimisation.
     The transport of product by road also has a potentially significant environmental impact. BOC operates its vehicle fleet to the highest environmental standards. Emissions of carbon dioxide equivalents from our transport operations are approximately 552,000 tonnes of carbon dioxide equivalents(3).
     Process Gas Solutions has put in place a global reporting card and network to focus on transport efficiency and delivery for its tanker distribution network. The tool analyses vehicle utilisation metrics and delivery statistics. Reports highlight trends and thus help improve transport efficiency, reduce mileage, and thereby reduce emissions. BOC Edwards has also been working on a supply chain management project to replace air freight with sea freight through improved planning of inventory and supply needs.
     BOC’s distribution services business, Gist, undertook an efficiency programme in support of key customer Marks & Spencer’s transport strategy. By synchronising volume more closely to store needs and implementing a new planning process, efficiency was improved by 11 per cent and delivery schedules reduced by 2.8 million miles. Gist and Marks & Spencer, working together, also introduced command steer trailers, drawbar Simply Foods vehicles and double decker trailers to reduce trips and therefore mileage. Road speed was limited to 53 mph to save fuel and automated gearboxes were fitted to the transport fleet, resulting in an estimated average saving of 0.3 mpg per vehicle. In addition,‘quiet’ packs were fitted to a number of fridge trailers to reduce noise emissions at stores.
     In the past three years much work has been done to improve environmental performance and to establish the business processes and metrics that will permit the publishing of pre-set performance targets. Every BOC business has internal efficiency targets that have environmental benefits. Some relate to structural changes in the businesses which, when in place, will improve the monitoring of performance patterns and enable the development of longer-term targets.

Process Gas Solutions, which manages the Group’s air separation units and thus accounts for the majority of energy usage, will:

•	Implement 59 power saving projects in 2006, which will reduce electricity usage by 83,000 MWh, saving the equivalent of 54,000 tonnes of carbon dioxide emissions.
•	Reduce the release of ozone depleting potential materials by at least 40 per cent by 2009.

Industrial and Special Products, which has BOC’s largest distribution fleet worldwide, will:
•	Establish single customer delivery vehicle scheduling centres in the UK, South Africa and south Pacific in 2006 from a current total of 22 scheduling centres. Centralised scheduling will lead to improvements in the efficiency of the fleet. As part of the programme, cab computers will be installed to give real time feedback on scheduling and the automatic capture of key performance data, such as kilometres driven for each cylinder delivered and litres of fuel consumed for each 100 kilometres driven.
•	Review vehicle replacement policy and commit funds in 2006 to replace old vehicles across all business units. For instance, the average vehicle age in South Africa has fallen from 9.4 years in 2003 to 6.8 years currently. The target is an average age of 6 years.

BOC will continue setting internal targets through business unit performance contracts at site level where individual improvement opportunities have been highlighted by audits, the annual environmental survey and identification of best practice. These targets include opportunities to reduce waste, conserve water and improve process efficiency.

3.	First year of reporting.

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Social, environmental and ethical performance	33

Product stewardship programmes minimise the environmental impact arising from the manufacture of BOC’s products and their ensuing use by customers. Growing concern about the environment and climate change has led to increased legislation, which presents BOC with potential business opportunities, such as:

•	BOC has formed a partnership with the Morgan Motor Company to develop LIFECar, the world’s first hydrogen powered sports car. The hydrogen fuel cell produces electric energy, powering four separate electric motors, one at each wheel. The only waste product is water.
•	BOC has signed a ten-year agreement with Biofuels Corporation in the UK to supply nitrogen and compressed air used in the production of environmentally friendly biodiesel.
•	BOC and Dabbrook Services have combined solar power and hydrogen fuel cell technologies to develop an eco-friendly water management system for the Environment Agency in the UK.
•	BOC has signed several contracts in the US to supply oil refineries with hydrogen for producing cleaner fuels. Hydrotreating meets the US Environment Agency’s requirements for lower-sulphur gasoline and diesel fuels.
•	BOC and Cellex Power Products, Canada, are jointly developing hydrogen supply solutions to power forklift trucks used in large distribution warehouses in north America.
•	BOC and the Australian Commonwealth Scientific and Industrial Research Organisation (CSIRO) have developed an environmentally safe fumigant to replace methyl bromide in the treatment of soil, pests, weeds and crop diseases.
•	BOC is helping to cut the rate of ozone depleting emissions across the building sector with the introduction Ecomate®, an environmentally friendly foam blowing agent.

Commitment to the environment
The UK-based BOC Foundation for the Environment, established with an initial injection of £1 million in 1990, continues to fund air and water quality projects. New and ongoing projects include: a review of roadside emissions testing; development of liquid petroleum gas ‘clean’ fuel cell technology; a new oxidation technique for pharmaceutical toxic waste; an evaluation of photovoltaics for solar power; research into the impact of electrical and electronic hazardous waste; and a programme to develop low cost electrolysers in support of the hydrogen economy.
     This year, the Group contributed £385,000 to the Foundation and approved new awards totalling £674,000, bringing the total combined funding to date from BOC and its co-sponsoring partners to £15 million.
     BOC joined forces with the North East Process Industry Cluster (NEPIC) to launch an environment award for schools in the north east of England. Pupils are invited to submit practical ideas on environmental issues ranging from recycling to preservation of air and water resources.
     In other parts of the world, notable contributions were made to environmental initiatives in New Zealand and Australia. BOC’s ‘Where There’s Water’ community environment grants programme in New Zealand, which has awarded 45 grants throughout the country since its inception three years ago, awarded £13,000 in grants, mainly to schools undertaking water conservation projects. In Australia, BOC donated ten hectares of land at its Wagga Wagga operations centre to Greenfleet, a non-profit organisation that reduces the environmental impact of carbon dioxide emissions by planting trees. BOC volunteers helped local schoolchildren to plant ten thousand trees on the site.

Commitment to education
BOC continues to support educational programmes in local communities through school tours, lessons in the properties of gases, health and safety briefings, careers advice, technical support and academic research.
     BOC’s Inspiring Gases education programme made further progress in terms of educational posters and CDs, in addition to development of the web site at boc.com/education. The programme, designed to complement the school chemistry syllabus and to stimulate young people’s interest in science, is being run in co-operation with the Royal Society of Chemistry. This year, BOC’s UK-wide network of science ambassadors staged a spectacular new show called ‘It’s a Gas’. Staged at the Glasgow Science Centre to coincide with the 7th Institution of Chemical Engineers World Congress, the show demonstrated the properties and applications of gases with plenty of flashes, bangs and vapour clouds to appeal to young audiences. Its run was extended to the end of the school summer holidays because of its popularity.
     Other educational activities in the UK included the BOC Gases Challenge, designed to encourage secondary school students to develop chemical engineering ideas and won in its 24th year by a team of pupils from Royal Russell School in Croydon. For the fifth year, B OC sponsored the Science, Engineering and Technology Student of the Year Awards, held at the Guildhall in London. The winner, a chemical engineering graduate undertaking a PhD, received £500 and £500 was also donated to Loughborough University for his work on the engineering of artificial blood for transfusions. BOC supports a range of education bodies and initiatives including: The Council for Industry and Higher Education; The Salters’ Festival of Chemistry; The Institute of Chemical Engineers environment award; Surrey County Council’s young entrepreneur scheme; Surrey Scholars Club; the Industrial Trust’s Open Industry programme: SETPOINT and Surrey SATRO.

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34	The BOC Group plc Annual report and accounts 2005	Social, environmental and ethical performance

Commitment to medical research
BOC made an annual grant of £10,000 to the Association of Respiratory Nurse Specialists to aid the fight against chronic respiratory diseases in the UK. As part of its commitment to the NHS and the medical establishment as a whole, BOC leads or supports a number of research programmes, clinical trials and patient care opportunities, in addition to running clinical seminars on the use of medical gases for the relief of pain and respiratory problems. In 2005, BOC provided £400,000 to sponsor several studies on respiratory issues, lung cancer and chronic obstructive pulmonary disease (COPD), with a major study being conducted on bronchiolitis at St Mary’s Hospital, Paddington. BOC also supports several clinical bodies, jointly founding the COPD consortium with the British Thoracic Society and others, and including the long-term sponsorship of the BOC chair of anaesthesia in the UK and the Hong Kong College of Anaesthesiologists. In addition, it supports various patient groups including the Patients Association in the UK.

Commitment to the arts
The fourth BOC Emerging Artist Award, created to support promising young artists in the UK, was won by photographer Justin Coombes, a graduate of Goldsmiths College, University of London. The £20,000 award is designed to cover a year’s studio rental and materials, a travel bursary and the costs of a London-based exhibition at the end of the award period. Five other artists were awarded £1,000 each as runners-up.

Charitable donations and community involvement
Operating within broad guidelines set by the Group, BOC’s local businesses are responsible for choosing and funding their own causes through discretionary volunteering, donations and sponsorships. This devolved approach has resulted in support for a rich variety of programmes that have an impact on BOC’s people and the communities in which they work and live.
     In 2005, BOC’s global charitable donations totalled £2,032,000, including funding for the BOC Foundation for the Environment, educational programmes, medical research and the BOC Emerging Artist Award.
     In the UK, BOC donated £350,000 to UK-registered charities through a matched giving scheme operated through the Charities Aid Foundation. In addition to the numerous causes supported by matched giving, BOC also supported a number of Group causes, including the Royal British Legion, Macmillan Cancer Relief, Limbless Association, Unravel Mills,Voluntary Services Surrey Heath and Royal Surrey County Hospital’s St Luke’s Cancer Fund. The Group’s logistics business, Gist, donated £10,000 to schools and charities at the request of its staff after they won a competition organised by key customer Marks & Spencer. The money was divided between Kent Air Ambulance, Davington Primary School, Pilgrim’s Hospice, Bysingwood Primary School and Faversham Cottage Hospital. BOC is a member of the PerCent Club.
     In December 2004, the tsunami inflicted terrible devastation on several countries in the Indian Ocean region. BOC people and businesses in the area responded with help of all kinds – food, clothing, blankets, medicines and medical oxygen – as well as money. Across the world, BOC employees donated over £200,000 to help relieve this disaster. Their personal generosity was matched in every region by BOC (double matched in most cases), bringing the total raised for the tsunami victims to £570,000. One example of the enormous support from BOC employees around the world was BOC in Pakistan and Bangladesh, whose employees contributed one day’s salary to provide relief to victims. Another example was twelve employees from BOC Edwards’ manufacturing site in Shoreham, who raised over £20,000 by cycling up Mount Snowdon in Wales.
     Through matched giving, BOC and its employees also contributed £125,000 to the American Red Cross in support of the hurricane Katrina relief effort and to a special fund to help afflicted BOC employees. BOC also made emergency deliveries of nitrogen to a bottling plant to speed up the distribution of drinking water to local communities around New Orleans.
     In the UK, BOC Edwards sponsored Sussex Business Award’s ‘manufacturer of the year’ category for the second year running. BOC Edwards’ sponsorship of the Seishin Judo Club in East Grinstead was matched by government body Sportsmatch and named runner-up in their annual awards ceremony. For the second year running, two drivers from Gist’s Faversham site delivered a trailer of much needed furniture and aid to schools in Belarus. In July, BOC medical gas teams across the UK ensured that victims of the terrorist attacks in London got the supplies they needed, delivering 2,500 emergency cylinders to the capital.
     In the US, employees continued to assist the United Way charitable appeal through financial donations, volunteering and collections of supplies for needy children. All financial donations were matched by the business. BOC sponsored the building of a home for a needy family in Ohio, through the Maumee Valley Habitat for Humanity initiative. A BOC leadership team spent a day helping to build the house in Toledo, where BOC is building a hydrogen plant to serve oil companies producing cleaner burning fuels.

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Social, environmental and ethical performance	35

In Chile, BOC supported several charities, notably those caring for and educating disadvantaged children. In Venezuela, BOC made regular donations to charities in Valencia in support of impoverished children, health and the environment. A donation was also made to the health corporation in the state of Aragua. BOC in Colombia supported the Noel children’s hospital and Aburra Norte young community leaders.
      In the south Pacific, the business matches employee donations as a matter of course. BOC in Australia launched the Rotary Youth Driver Awareness road safety programme, influencing attitudes and behaviour of young people before they start driving. The business continued its long-established relationship with the Malcolm Sargent Cancer Fund, now known as Redkite. Support includes volunteering and a scholarship programme whereby six young people with cancer receive financial support from BOC. BOC received an award from the New South Wales Cancer Council for its long-term support of Daffodil Day.
      In South Africa, employees at BOC’s subsidiary Afrox continued to support their community involvement programme (CIP), which helps over seventy institutions dealing with disadvantaged children. As in previous years, the main event of the year was Bumbanani Day (meaning ‘let’s build together’), when 8,000 children attended events hosted by BOC staff. The aim of the day is to celebrate the relationship that Afrox staff have built up with the children throughout the year and the achievements they have brought about through their involvement. In addition, the Afrox donations committee supplemented CIP funds on certain projects. For example, a delivery van was donated to Takalani, a home for disabled children, and four other CIP children’s homes received additional financial support to help with upgrading and refurbishment. Gas and welding equipment were donated to a welding school in Richards Bay and to a skills development initiative in Johannesburg. Funds were also allocated to: build a home for destitute children in Postmasburg, a rural town in the Northern Cape; provide a borehole and water pump at a school in Limpopo Province; purchase desks, chairs and maths sets for two other schools in the same province; and support the University of South Africa’s Mathematics Teachers’Training Project.
     Across Asia, employees supported a wide variety of charities and community organisations. Every BOC business unit in Asia donated generously to the tsunami appeal. In Malaysia, employees sponsored several programmes in support of local hospitals, underprivileged and handicapped children and old people’s homes. In China, BOC provided scholarships to students in Xi’an Jiaotong University, which is the leading institution for cryogenic engineering in the country.
     In India, in addition to supporting a number of poverty, disease and disaster relief funds, BOC employees donated gifts to several orphanages to commemorate the 70th year of BOC’s presence in India. In Pakistan, BOC continued its support for organisations engaged in healthcare, social and literacy projects, as well as the conservation of national heritage. During the year, recipients of donations included: the Layton Rehmatulla Benevolent Trust, an organization dedicated to providing free eye care; Friends of APWA Pakistan, a voluntary organization committed to the development and care of the underprivileged women and children; the Mohatta Palace Museum that fosters awareness and appreciation of the history and cultural heritage; and the Aga Khan Medical Hospital and Foundation.

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36	The BOC Group plc Annual report and accounts 2005

Research, development and information technology

Research and development (R&D)
Research and development is conducted around the world with key sites located in north America, the UK and Japan. The Group Technical Centre (GTC) in Murray Hill, New Jersey, is a primary R&D location for market applications for Process Gas Solutions and for electronic materials for BOC Edwards. Co-ordination of R&D is managed through the Group technology council. The council also meets regularly with the Group new business development forum to ensure the opportunities and risks from technological change are understood and, where appropriate, exploited.
     Process Gas Solutions undertakes internal development, forms alliances and partnerships with universities and customers, licenses or acquires technologies from third parties and leverages governmental funding to progress key developments. Internal developments use its core technical competencies while external partnerships give access to additional competencies.
     In 2005 BOC successfully commissioned the cryogenic refrigeration system for the high temperature superconducting (HTS) cable project at Albany, New York. This 34.5 kV HTS cable will form part of the Niagara Mohawk utility grid. BOC was responsible for the cryogenic system, monitoring and interfacing with the cable system, working with the Niagara Mohawk utility company. The project drew on BOC’s strengths in heat and mass transfer and its ability to manage remote operations infrastructures.
     Additional licenses were signed during the year for BOC’s proprietary glass melting technology, CGM, which is based on its combustion and modelling competencies. Major glass companies were willing to publicise their results and allow other glass companies to visit their installations. These companies include Owens-Corning, Pilkington, Anchor Glass and LG Philips, representing the fibreglass, flat glass, container glass and TV glass segments respectively.
     BOC’s knowledge of adsorption and materials has been applied to the continuing development of an oxygen generation process. Based on the selective oxygen sorption properties of specific ceramic materials it has the potential to reduce substantially the cost of oxygen for certain applications in future chemical and power plants. As part of a European Union funded project, BOC has identified promising new materials for use in oxy-fuel coal boiler-based power plants. Pilot demonstration of the process is being progressed with government funding in the US and the European Union.
     BOC has excellent access to hydrogen/synthesis gas production technology through Linde BOC Process Plants. In addition, BOC continues to develop novel ceramic-based technologies that offer potential step change improvements for the production of hydrogen and synthesis gas.
     BOC is working with Ceres Power of the UK jointly to develop fuel cell-based systems for generating electricity, using a variety of cylinder gases. BOC developed and commercialised a helium conservation system for the optical fibre manufacturing industry and licensed the technology to Fibre Ottiche Sud, a division of Pirelli. This technology improves overall efficiency substantially and reduces helium wastage.
     Based on its combustion and modelling competencies, BOC successfully commercialised a new way to enhance the productivity of steel from basic oxygen furnaces and reached commercial agreements for licensing the technology to leading steel producers.
     BOC’s heat and mass transfer experience enabled it to develop and commercialise a food freezing technology to crust-freeze luncheon meat logs prior to slicing, allowing customers to increase the speed of their production lines and overall product yield. It also eliminates product handling, increases the efficiency of cryogenic freezing and makes more efficient use of floor space.
     For BOC Edwards, the pace of innovation in the silicon semiconductor market is unabated with leading edge customers following a two year technology cycle. In the storage market the pace is even more rapid with storage capacity doubling every year. Fab investments have generally been at or below those in 2004 with the exception of the flat panel area where investments have been higher than predicted.
      Emphasis in product development has been on reducing new products’ demand for power and utilities. Monitoring and control capability helps create products with these capabilities, including active utility control. A sensor-less turbomolecular pump with an integrated controller, which was introduced this year, is smaller, easier to install, yet has better performance with lower vibration.
     Energy and environmental concerns drive new abatement technology. The Zenith Plasma for Etch gives excellent destruction and low cost of ownership for customers that prefer non-combustion abatement technology. Liquid abatement systems for copper can be installed at points of use or throughout a production facility.
     In the general vacuum business, new products for the scientific sector offer cost-reduction and enhanced performance. Lower-cost web-enabled sales channels have been introduced for our broad customer base.
     The pharmaceutical business supplied its first systems containing a patented non-contact weighing system. The application, which uses nuclear magnetic resonance technology, has received approval from the US Food and Drug Administration and is incorporated in several new vial loading products.
      Industrial and Special Products installed prototypes of a new thermodynamic cylinder filling package at two sites handling scientific and industrial gases. Thermodynamic modelling gives real time control and compensates for raw material impurities and other system variations, resulting in tighter mixture tolerances and better production efficiency.

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Research, development and information technology	37

Among areas of development undertaken by the industrial products technology group are oxy-fuel cutting, the cryogenic cooling of welds, pipeline welding and shielding gas mixtures. The cold spray coating process that uses helium or nitrogen is being used in a number of new applications and has been accompanied by the successful introduction of a new helium recovery system. The design and development of new cylinder packages continues, concentrating on valves with integrated regulators and valve guards. A web-based global fabrication technical library was launched, designed to support technical and product training initiatives.
     The medical business continues to research the clinical application of a variety of gases, including heliox (a mixture of oxygen and helium) that has demonstrated promising results in a number of areas, including asthma and brochiolitis in infants and chronic obstructive pulmonary disease in adults. The BOC Chair of Anaesthesia and Intensive Care has been awarded to Professor David Menon of Cambridge University.
     In special products, work continues on a new environmentally friendly fumigant, Vapormate, which has achieved product registration in Australia and New Zealand.
     Total R&D expenditure in 2005 was £43.2 million compared to £41.6 million in 2004 and £39.9 million in 2003.

Information management
The information management (IM) team reports its performance against four criteria: delivering innovation, creating value, enabling the business and operating efficiently. It also has measures for developing its people and for its safety performance. All users are surveyed regularly to ensure IM’s performance matches their needs. As well as reporting regularly on its short-term performance, IM this year updated and had approved its five year strategy.
     Development work continues in areas as diverse as wireless technologies, network access, telephony, and knowledge and document management. The SAP computing system has been deployed further, notably to BOC Edwards in north America and more countries in Asia, and deployment has started of a global asset management system. An IM helpdesk has been set up that is available to all employees, all the time. It replaces a number of regional centres. The global data centre, based in the UK, is now well established and undertakes data processing for BOC businesses around the world.

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38	The BOC Group plc Annual report and accounts 2005
Risk factors

This document contains certain forward-looking statements which involve risk and uncertainty as they relate to future events and circumstances. The following risk factors, as well as those discussed on pages 56 and 57 of the financial review could cause actual results to differ materially from those expressed or implied by these forward-looking statements:

BOC is affected by the semiconductor business cycle
Manufacturers of semiconductors represent BOC Edwards’ major customer base, and BOC Edwards’ profitability is directly linked to the demand of these manufacturers for vacuum equipment, services and industrial gases. The semiconductor industry has experienced significant growth over the long term, but is cyclical in nature. Any improvements in the level of demand for BOC Edward’s products or services may not be sustained due to reduced demand from end users of technology products and/or excess supply of semiconductors. The competitive nature of the semiconductor industry can reduce profit margins for suppliers of products and services to semiconductor manufacturers. Either of these factors or a combination could adversely impact BOC’s financial results. Any long-term reduction in the growth pattern of the semiconductor industry could also have a negative impact on BOC’s financial results.

Acquisitions may not be successful in achieving intended benefits and synergies
BOC has completed a number of acquisitions in recent years as part of its growth strategy and may make acquisitions in the future. While BOC identifies expected synergies, cost savings and growth opportunities prior to completing any acquisition, these benefits may not be achieved owing to, among other things:
•	delays or difficulties in completing the integration of acquired companies or assets;
•	higher than expected costs or a need to allocate resources to manage unexpected operating difficulties;
•	diversion of the attention and resources of BOC’s management;
•	inability to retain key employees in acquired companies;
•	inability to retain key customers; and
•	assumption of liabilities unrecognised in due diligence.

The growth of BOC’s gases business will depend on the ability to win and execute large projects profitably
BOC, through its Process Gas Solutions (PGS) line of business, has a strategy for growth that requires significant investment each year to serve key customers in different geographies. Failure to execute projects successfully for these customers will impact PGS’s ability to win new projects from these customers, and therefore may impact BOC’s future financial results. The specific risks associated with major projects include:
•	failure to complete the project on time owing to unforeseen construction problems (which may require BOC to pay penalties under the terms of the customer contract);
•	failure of the plant to deliver the contracted volumes and quantities of product required by the customer because of design errors or errors in manufacturing or construction (which may require BOC to pay penalties under the terms of the customer contract); and
•	inability to operate the plant at costs assumed in BOC’s financial evaluation of the project.

The safety of BOC’s operations is critical to success
Industrial gases are hazardous substances and BOC recognises that managing safety in operations, transportation and products is critical to achieve growth and financial results. Failure to maintain high levels of safety can result in a number of negative outcomes, including:
•	fines and penalties for breaches of safety laws;
•	liability payments and costs to employees or third parties arising from injury or damage;
•	exclusion from certain market sectors deemed important for future development of the business (such as medical gases); and
•	damage to reputation.

Additionally managing social, environmental and ethical matters is key to BOC’s reputation.

BOC operates in over 50 different countries and is therefore exposed to economic,political, business and natural catastrophe risks associated with international operations
BOC’s overall success as a business with global operations depends, in part, upon its ability to succeed in differing economic, political and business conditions. BOC encounters different legal and regulatory requirements in numerous jurisdictions. These include taxation laws, environmental regulations, regulations concerning operational standards and competition laws. BOC is also confronted by political risks such as the expropriation of assets and the inability to export currency. The business risks and challenges faced in each geography include the need to manage credit risks of local customers, appointing and retaining key staff, general economic conditions locally and currency fluctuation. Recognition of changing market conditions in local geographies is critical to BOC’s long-term success, particularly those where BOC anticipates significant investments to achieve growth, for example China. Additionally, a good understanding of political and economic risks is essential to achieve success from investments in new geographies. BOC’s operations are exposed to varying degrees of natural catastrophe risk, such as earthquake and flood, as well as security risk, in the different countries in which BOC operates.

BOC operates in a highly competitive environment
The industrial gases market is very competitive, with several large competitors and a significant number of smaller local competitors in different territories. Although the current trend in the industry is to seek price increases for industrial gases, the industry has experienced falling prices in previous years. There is no guarantee that the current trend will continue and there is a risk that competitors will seek to maintain or increase market shares by reducing prices. These price reductions would result in lower revenues, profits and cash flows.

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Risk factors	39

BOC relies on development of,or access to,technology to support business growth
BOC’s success is dependent in part on its continued investment in technology to develop new products and services across all businesses, new applications for existing products or to design effective means for producing industrial gases. Failure to access or develop technology or anticipate, manage or adopt technological changes in operations or product applications on a timely basis will have a material impact on BOC’s future results. For example, the rapid development of technology in the semiconductor sector requires BOC Edwards to be aware of changes in customer technology requirements and to introduce new products to meet those requirements in a timely manner. Failure to do so could result in reduced market share and profitability.

Recognising and anticipating changes in the manufacturing economy is key to BOC’s success
BOC’s industrial gas businesses serve a wide range of manufacturing customers in major geographies such as the US, UK, Japan and Australia. This is particularly true of the Industrial and Special Products line of business which provides products and services to customers involved in the welding and cutting of metal, a major source of revenue for this division. As customers in these traditional manufacturing-based economies seek to move their manufacturing operations to lower cost territories in, for example,Asia and Latin America, the risk arises that BOC’s operations in the major geographies will have lower growth opportunities. Failure to recognise these trends and manage the consequences, through the development of alternative markets and/or meeting demand in higher growth territories, could have a negative impact on future Group financial results.

BOC’s success depends to a significant extent on its key personnel and employees
BOC’s performance depends on the skills and efforts of its employees and management team across all of its businesses. BOC recognises that failure to attract new talent and retain existing expertise, knowledge and skills in operations, products and infrastructure areas such as information technology could have a negative impact on revenues and profits. In addition, the success of BOC’s acquisitions may depend, in part, on BOC’s ability to retain management personnel of acquired companies.

Litigation may have an adverse impact on financial results
The global nature of BOC’s business exposes it to the potential for litigation from third parties. From time to time BOC is involved in lawsuits, resulting from current and past operations or products. The outcome of these lawsuits may result in damages and awards which could have a material impact on BOC’s profitability, its business operations or financial condition. Examples of litigation in the US for past products include allegations of injury arising from the use of welding electrodes previously manufactured and distributed by BOC in the US.

Increased energy costs could reduce profitability
The production of industrial gases requires significant amounts of electrical energy. Energy costs are a key component of the cost of manufacturing industrial gases, and increases in these costs can impact profitability if they cannot be passed on to customers. Accurately predicting trends in energy costs is difficult to achieve as energy costs are to a large extent subject to factors beyond the company’s control – for example, political conditions in oil producing regions. BOC also operates large fleets of commercial vehicles in certain major geographies. An increase in energy costs associated with the use of these commercial vehicles may negatively impact profit levels.

Further consolidation between major competitors may impact BOC’s competitive position
A merger between any of the major competitors to BOC within the principal geographies, subject to competition authority consent, could result in a longer-term deterioration of BOC’s competitive position resulting in reduced levels of growth. Possible consequences could include:
•	an uncompetitive cost base for large projects;
•	an inability to participate in further consolidation due to competition concerns;
•	retention and/or recruitment of key personnel;
•	weakened geographical positions.

Managing joint venture relationships is a key success factor for BOC
BOC needs to ensure that the selection of joint venture partners in new ventures and the relationships with partners in existing relationships is managed effectively to ensure the full potential for the joint venture is achieved. Failure to achieve alignment of objectives and manage relationships effectively may negatively impact future growth and profit levels.

Failure to renew major contracts could reduce profitability
All of BOC’s businesses operate in very competitive markets. The loss of major contracts through competitive forces, changes in customer purchasing strategy or changes in customer location, could have a negative impact on Group financial results.

Identifying growth opportunities and productivity improvements are necessary for longer term success
Failure to identify and execute growth and productivity opportunities effectively will limit increases in profitability. These risks can materialise from inadequate processes or a lack of resources to identify opportunities and exploit them.

Adoption of accounting changes or new regulations can increase costs and reduce profitability
The implementation of new accounting requirements (for example, International Financial Reporting Standards) or regulations (for example, the US Sarbanes-Oxley Act) can incur significant costs which reduce profitability. Increased costs arise through recruitment of additional resources, consultancy fees to support implementation or increased external audit fees.

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40	The BOC Group plc Annual report and accounts 2005
Operating review

Introduction
The Group’s results are prepared under UK Generally Accepted Accounting Principles (GAAP) and comply with UK Companies Act requirements. While the UK GAAP reporting basis provides the core information for users of this report and accounts to understand the financial performance of the Group, management believes that users will be assisted in understanding the performance relative to previous periods by presenting the results in an alternative manner. This presentation isolates the impact of currency movements from year to year and eliminates the impact of exceptional or non-recurring items. This is consistent with the basis used by management to measure performance of the business and is a component of variable compensation plans. The elements of this alternative presentation are described in more detail below.

Impact of currency movements
The Group has operations in some 50 countries around the world and the majority of its profit is generated outside the UK. Results of overseas operations are translated at the average rates of exchange against sterling for the year. Changes in such rates from year to year can significantly affect the Group’s results when these are presented in pounds sterling. In some cases, such changes may make it difficult to understand underlying business performance trends without providing additional information. For example, the average value of the US dollar to pounds sterling changed by three per cent in 2005 compared with 2004. It is important to highlight such currency movements to users of financial information to help them understand business and regional performance.
     Consequently, management has for many years monitored business performance on a ‘constant currency’ basis. This basis eliminates the impact of changes in the rates of exchange used to translate the results of overseas businesses into sterling by retranslating the results of the comparative year at the rates of exchange used in the current year. This is the basis for all internal management reporting throughout the year.
     In this operating review, the comparison of financial performance between years may in places be referred to as on this ‘constant currency’ basis. Comments on all segmental performance are on a constant currency basis.
     The impact of changes in the rates of exchange used to translate the results of overseas businesses into sterling is shown in the table below.

		Impact of	2003 results		Impact of	2004 results
	2003 results	movements	(at 2004 rates	2004 results	movements	(at 2005 rates
	(as reported)	in currency	of exchange)	(as reported)	in currency	of exchange)
	£ million	£ million	£ million	£ million	£ million	£ million

Turnover (including share of
joint ventures and associates)
Process Gas Solutions	1,242.7	(71.1)	1,171.6	1,275.2	(9.4)	1,265.8
Industrial and Special Products	1,751.2	(19.6)	1,731.6	1,782.3	6.9	1,789.2
BOC Edwards	684.1	(39.4)	644.7	816.5	(5.5)	811.0
Afrox hospitals	353.4	41.4	394.8	432.1	11.6	443.7
Gist	291.8	(0.1)	291.7	293.2	0.2	293.4

Total	4,323.2	(88.8)	4,234.4	4,599.3	3.8	4,603.1

Operating profit
Process Gas Solutions	177.1	(10.3)	166.8	189.5	(0.6)	188.9
Industrial and Special Products	238.2	3.1	241.3	253.9	3.0	256.9
BOC Edwards	7.9	(1.1)	6.8	46.8	0.4	47.2
Afrox hospitals	46.1	5.4	51.5	59.8	1.6	61.4
Gist	29.2	0.1	29.3	25.1	–	25.1
Corporate	(59.9)	6.1	(53.8)	(15.6)	0.5	(15.1)

Total	438.6	3.3	441.9	559.5	4.9	564.4

Adjusted operating profit
Process Gas Solutions	184.0	(10.5)	173.5	190.3	(0.6)	189.7
Industrial and Special Products	242.7	2.8	245.5	269.5	2.6	272.1
BOC Edwards	18.5	(1.5)	17.0	47.8	0.4	48.2
Afrox hospitals	46.1	5.4	51.5	59.8	1.6	61.4
Gist	29.2	0.1	29.3	25.1	–	25.1
Corporate	(14.9)	1.5	(13.4)	(15.6)	0.5	(15.1)

Total	505.6	(2.2)	503.4	576.9	4.5	581.4

Exceptional or non-recurring items
Management believes that to present the results of the Group in the most meaningful way, items of an exceptional nature should be separately identified and disclosed. This enables users of the information to have a better understanding of underlying business performance. Examples of such items in 2005 include the profit on disposal of the Afrox hospitals business in Africa and costs of restructuring in BOC Edwards. Included in 2004 were the loss on disposal of the packaged gas business in the US, costs relating to the subsequent restructuring of the remaining US business and charges relating to the integration process in Japan that began in 2003 following the merger of the industrial and medical gases businesses there of BOC and Air Liquide to form Japan Air Gases.

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Operating review	41

Exceptional items include those items classified as both operating and non-operating under UK GAAP.
     The review of results excluding exceptional items is part of the normal internal management reporting process. The growth in operating profit excluding exceptional items is also one of the measures used in the variable element of the senior management compensation scheme.
     Further information regarding the exceptional items is given in the financial review on page 55. An analysis of all operating and non-operating exceptional items is given in note 2 b) to the financial statements on page 97.
     In this review, the adjustments to eliminate exceptional items have been made to operating profit (both Group and by segment), profit before tax and earnings per share. Exceptional items are commented on in the Group results section as well as in the individual business segments to which they relate. A reconciliation of these adjusted items to the equivalent UK GAAP measure is shown in the profit and loss account on page 86. When any results or measures used in this review have been adjusted to exclude exceptional items, they are referred to as ‘adjusted’.
     Within the individual business segments of the operating review, operating exceptional items are commented on separately. Comments on other aspects of financial trends and performance are based on adjusted operating profit. This provides more meaningful comment on underlying business performance.
     A reconciliation of adjusted operating profit to operating profit is given in the table below.

	2005			2004			2003

	Adjusted	Operating		Adjusted	Operating		Adjusted	Operating
	operating	exceptional	Operating	operating	exceptional	Operating	operating	exceptional	Operating
	profit	items	profit	profit	items	profit	profit	items	profit
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Process Gas Solutions	207.2	–	207.2	190.3	(0.8)	189.5	184.0	(6.9)	177.1
Industrial and Special Products	289.4	–	289.4	269.5	(15.6)	253.9	242.7	(4.5)	238.2
BOC Edwards	38.1	(20.7)	17.4	47.8	(1.0)	46.8	18.5	(10.6)	7.9
Afrox hospitals	37.2	–	37.2	59.8	–	59.8	46.1	–	46.1
Gist	24.5	–	24.5	25.1	–	25.1	29.2	–	29.2
Corporate	(32.2)	–	(32.2)	(15.6)	–	(15.6)	(14.9)	(45.0)	(59.9)

Total Group	564.2	(20.7)	543.5	576.9	(17.4)	559.5	505.6	(67.0)	438.6

Other non GAAP measures
This review also presents return on capital employed (ROCE) and adjusted return on capital employed. Adjusted return on capital employed removes exceptional items from the measure of operating profit used in the calculation. Adjusted return on capital employed is used by management for reasons similar to those described above.
     A reconciliation of these two measures is shown below.

	2005			2004			2003

		Average			Average			Average
	Operating	capital		Operating	capital		Operating	capital
	profit	employed	ROCE	profit	employed	ROCE	profit	employed	ROCE
	£ million	£ million	%	£ million	£ million	%	£ million	£ million	%

Adjusted ROCE	564.2	3,478.3	16.2	576.9	3,752.4	15.4	505.6	4,010.5	12.6
Operating exceptional items	(20.7)	–		(17.4)	–		(67.0)	–

ROCE	543.5	3,478.3	15.6	559.5	3,752.4	14.9	438.6	4,010.5	10.9

1.	ROCE is operating profit as a percentage of the average capital employed excluding net pension liabilities.

The Group commentary in this review also comments on free cash flow. Free cash flow is a measure often referred to by BOC management and other users of financial information to highlight the cash flow available from underlying ongoing business operations before acquisition and disposal activity. Whether or not this remains positive over time is an indicator that dividends to shareholders are being paid out of cash generated by existing Group businesses. As such it is a useful additional measure of financial performance.
     A reconciliation of this measure to the nearest equivalent UK GAAP measure, net cash flow, is shown below.

	2005	2004	2003
	£ million	£ million	£ million

Free cash flow	18.6	257.9	141.8
Exceptional cash items	(16.9)	(11.9)	(28.3)
Acquisitions and disposals[1]	59.2	92.5	(118.3)
Other items within capital expenditure and financial investment:
Purchases of intangible fixed assets	(0.6)	(0.2)	(1.2)
Net sales/(purchases) of current asset investments	4.7	(0.9)	16.6
Purchases of trade and other investments	(3.4)	(3.8)	(3.3)
Sales of trade and other investments	30.0	5.6	5.3

Net cash inflow before use of liquid resources and financing	91.6	339.2	12.6

1.	Acquisitions and disposals in 2005 is shown after an adjustment of £69.6 million relating to the disposal of the Afrox hospitals business. This comprises £54.2 million for the minority interest element of the special dividend paid to the shareholders of African Oxygen Limited following receipt of the proceeds of disposal and £15.4 million for the tax paid on the special dividend.

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42	The BOC Group plc Annual report and accounts 2005
Operating review (comparing 2005 with 2004)

Group
Turnover including the Group share of joint ventures and associates was £4,605.0 million in 2005, similar to the £4,599.3 million reported in 2004. Operating profit was £543.5 million, down three per cent compared with £559.5 million in 2004. After crediting operating and non-operating exceptional items totalling £87.9 million and charging net interest and other financing items of £58.5 million, profit before tax was £593.6 million, up 44 per cent compared with £412.3 million in 2004. Earnings per share were 74.1p, up 39 per cent compared with 53.5p in 2004. Excluding the exceptional items, adjusted operating profit for the year was £564.2 million, adjusted profit before tax was £505.7 million and adjusted earnings per share were 67.5p, a record level for BOC.
     Comparisons with 2004 are affected by exchange rate movements. For the currencies that principally affect the Group’s results, movements in the Australian dollar and the South African rand were favourable and movements in the US dollar and Japanese yen were adverse. If the results of a year ago had been translated at the rates applied to this year, turnover would have been increased by £3.8 million. There would have been an increase in operating profit of £4.9 million and an increase in adjusted operating profit of £4.5 million. Adjusted profit before tax would have been £5.2 million higher and adjusted earnings per share would have been 0.5p higher.
     The table set out below summarises results reported both under UK GAAP and as adjusted. Results for 2004 are shown both as reported in that year and on a constant currency basis.

						[1]
	2005		2004		2004 (at 2005 exchange rates)

Turnover including share of joint ventures and associates (£ million)	4,605.0		4,599.3		4,603.1
Operating profit (£ million)	543.5		559.5		564.4
Adjusted operating profit (£ million)[2]	564.2		576.9		581.4
Profit before tax (£ million)	593.6		412.3		420.5
Adjusted profit before tax (£ million)[2]	505.7		504.3		509.5
Earnings per share	74.1	p	53.5	p	54.5	p
Adjusted earnings per share[2]	67.5	p	63.2	p	63.7	p

1.	A reconciliation of turnover, operating profit and adjusted operating profit for 2004 at 2004 and at 2005 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted results with UK GAAP results is shown on page 41 and in the profit and loss account on page 86.

Exceptional items in 2005 amounted to a profit of £87.9 million. This comprised £84.9 million profit on the disposal of a majority shareholding in Afrox Healthcare Limited, £13.2 million profit relating to the disposal in 2004 of the US packaged gas business, £10.5 million profit on the disposal of the majority of a shareholding in the US beverage dispense company, NuCo2 Inc, partly offset by a charge of £20.7 for restructuring in BOC Edwards.
      Exceptional items in 2004 amounted to a charge of £92.0 million. This comprised a loss of £79.5 million on disposal of the US packaged gas business, a charge of £14.8 million for restructuring the remaining business in the US following the disposal, a charge of £2.6 million relating to the integration of the industrial and medical gases businesses of BOC and Air Liquide in Japan, and a profit of £4.9 million on the disposal of fixed assets.
     Adjusted return on capital employed for the year to 30 September 2005 was 16.2 per cent. Return on capital employed for the year to 30 September 2005 was 15.6 per cent. Free cash flow (as defined on page 41) was £18.6 million in 2005. Net cash flow, after acquisitions, disposals and other investing activities, and including exceptional cash items, was £91.6 million in 2005. A reconciliation of these measures is shown on page 41.
      A first interim dividend for 2005 of 15.9p per share was paid in February 2005 and a second interim dividend of 25.3p per share was paid in August 2005. In aggregate this was a 3 per cent increase over the annual dividend of the previous year. A first interim dividend for 2006 of 16.3p per share has been declared for payment in February 2006.
     Capital expenditure by subsidiaries (including interest capitalised) was £397.3 million in 2005, compared with £256.1 million in 2004. This was covered by cash inflow from operating activities. Capital expenditure by joint ventures and associates was £285.9 million in 2005, of which the BOC share was £144.0 million. Equivalent expenditure in 2004 was £109.0 million, of which the BOC share was £49.2 million. The Group also made acquisitions of businesses of £57.1 million in 2005 and proceeds from disposals were £224.1 million. Equivalent items in 2004 were £50.9 million and £98.3 million respectively.

Process Gas Solutions (PGS)

			Change
			on 2004[1]
	2005	Change	(constant
	£ million	on 2004	currency)

Turnover	1,466.3	+15%	+16%
– Europe	332.3	+13%	+12%
– Americas	631.5	+21%	+25%
– Africa	38.6	+7%	+4%
– Asia/Pacific	463.9	+10%	+10%
Operating profit	207.2	+9%	+10%
Adjusted operating profit[2]	207.2	+9%	+9%

1.	A reconciliation of results for 2004 at 2004 and at 2005 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted operating profit with operating profit is shown on page 41.
3.	All comments below are on a constant currency basis.

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Operating review (comparing 2005 with 2004)	43

The principal business factors driving increased turnover in 2005 were increased selling prices to recover higher power and energy costs, increased turnover within the Linde BOC Process Plants business in the US and strong demand for gases in the steel sector for most of the year. The recovery of higher power and energy costs is estimated to have added approximately one per cent to turnover in 2005. Turnover also rose because of an increase in BOC’s ownership of the business supplying nitrogen for enhanced oil recovery in Mexico and as a result of changes to the terms of a supply scheme contract in the US. These two factors added approximately five per cent to turnover in 2005 compared with 2004.
     New plants had a relatively smaller impact on turnover during 2005. Those contributing additional sales included a hydrogen plant supplying Citgo in the US and a new air separation unit supplying the Sinopec and BASF joint venture petrochemical plant in Nanjing, China. New plants added less than one per cent to turnover in 2005 compared with 2004.
      Operating profit increased less rapidly than turnover principally because of the factors that raised turnover without a corresponding impact on profit. These included increased prices to recover higher input costs and the changed contract.
     During 2005, BOC continued to be successful in winning new on-site supply contracts with major customers in the oil and petrochemical industries and in Asia with steel customers. Three new plants are under construction for the supply of hydrogen to US refiners for the production of cleaner-burning fuels and to improve the processing of heavier crude feedstocks. When these plants are fully commissioned they are expected to approximately double BOC’s worldwide hydrogen capacity. At the same time, new air separation capacity is being added to satisfy growing demand from steel and petrochemical customers in Asia. A new plant is being built for a petrochemical customer at Map Ta Phut in Thailand and several large-scale plants are under construction in China for both steel and chemical customers. One of the largest projects currently under way is the addition of a fifth production module to the complex supplying nitrogen for the re-pressurisation of oil wells in the Gulf of Mexico. This facility is already the largest nitrogen plant in the world and has already proved its worth in boosting oil production. The new module will increase nitrogen production by approximately 25 per cent. Much of this new capacity is scheduled to be commissioned in late 2006 and during 2007.
     There were no operating exceptional items in 2005. Operating exceptional items in 2004 were for the integration of the industrial and medical gases businesses of BOC and Air Liquide in Japan that began in 2003.

Europe Economic conditions were mixed during 2005 with some difficult trends in the UK and Ireland partly offset by industrial growth in Poland. The adverse impact of lower merchant volumes in some sectors was to a large extent offset by further savings from improved operating efficiency.
     In the UK, industrial gases demand from the steel and chemical sectors was strong in 2005, leading to better tonnage volumes. However, demand for liquefied gases declined as a result of generally sluggish activity in some manufacturing sectors exacerbated by sharp increases in energy costs. These also impacted BOC’s merchant gases business. Higher power costs were generally recovered in selling prices but increased prices led some customers to reduce their consumption of industrial gases, while a few ceased production in the UK.
     There has been another significant increase in UK power prices for 2006 and further selling price increases are being implemented with customers.
     BOC’s business in Poland continued to benefit from general economic growth and strong demand in the steel industry.
     Sales volumes were lower in Ireland as some traditional industries declined while economic growth was concentrated in the service sectors.
     Cryostar’s business as a manufacturer of cryogenic pumps, expansion turbines and compressors continued to grow in 2005. These devices are used for a variety of industrial gas applications and for marine liquefied natural gas (LNG) tankers.

The Americas Buoyant conditions in the steel industry led to strong demand for tonnage gases in the US during the first half of 2005. Some slowdown became apparent during the second half and this, together with isolated plant outages, reduced tonnage volumes in the second half and for the year as a whole. Higher power costs were progressively recovered by increased selling prices in the merchant market for liquefied atmospheric gases and demand remained firm. Carbon dioxide sales benefited from strong demand for enhanced oil recovery rather than for food and beverage applications.
     During 2005, BOC invested in new carbon dioxide capacity to satisfy demand for oil recovery in Texas and made a number of smaller investments to optimise the US supply chain network and reduce delivery costs.
     In Latin America, the contribution from the joint venture supplying nitrogen to Pemex for re-pressurising its Cantarell oilfield was increased in 2005 as a result of BOC’s acquisition of Duke Energy’s 30 per cent interest. This transaction was completed in September 2004 and increased BOC’s overall stake to 65 per cent. Construction of a fifth production module that will increase output by approximately 25 per cent is now under way and on schedule. Meanwhile some improvement in the efficiency of existing production units is expected from a routine maintenance schedule that is currently in progress.

Africa Sales volumes increased in 2005 as a result of continuing firm demand for tonnage gases in the South African steel sector and increasing consumption of liquid nitrogen by food manufacturers. Higher selling prices also contributed to increased turnover. New long-term supply contracts were signed with customers in the metals and automotive components industries. During 2006, investments will be made to fulfil these contracts and to satisfy growing demand for liquefied gases in the merchant market.

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44	The BOC Group plc Annual report and accounts 2005	Operating review (comparing 2005 with 2004)

Asia/Pacific Sales growth in north Asia was supported by production from new and recently commissioned plants in China. There was also growing demand for liquefied gases in the merchant markets not only in China but also in Korea and in Taiwan, where available capacity was fully utilised. Further investment by China’s leading steel and chemicals producers continued strongly in 2005 leading to opportunities for long-term supply schemes.
      A new 1,400 tonnes-a-day air separation unit was commissioned by BOC’s joint venture with Sinopec in Nanjing during the year and began to supply Sinopec’s new joint venture with BASF when that began operation in 2005. Two new air separation plants were also commissioned in south China to supply steel customers during 2005. Two 1,400 tonnes-a-day air separation units are under construction to supply gases for expanded production at the Taiyuan Iron & Steel Corporation (TISCO), which is already the largest stainless steel producer in China and one of the biggest in the world. Construction of a further two similarly large air separation units to supply the Maanshan Iron & Steel Company (Ma Steel) began before the end of 2005.
     In Japan, demand for industrial gases from the steel, chemical and glass industries remained strong in 2005. During the year, BOC’s Japan Air Gases joint venture brought on stream a new 2,100 tonnes-a-day plant serving a major steel customer.
     BOC’s most important PGS businesses in south and south east Asia are in Thailand, Malaysia, Singapore and India. The major market sectors for PGS across the region are steel, petrochemicals and the food industry.
     The Thai economy continued to expand in 2005 and BOC’s business there benefited from growth of the chemical industry. Despite a continuation of US anti-dumping measures that held back prawn exports, there was some recovery in the food-freezing sector leading to increased sales of carbon dioxide and liquefied nitrogen.
     MIG Production Co. Ltd (MIGP), a joint venture between BOC’s Thai subsidiary Thai Industrial Gases PCL and Bangkok Industrial Gas Company Ltd has been awarded a long-term contract to supply 800 tonnes a day of oxygen to a new mono ethylene glycol project operated by TOC Glycol Co. Ltd. (TOCGC) in Map Ta Phut, Thailand. MIGP is investing US$50 million to build an air separation unit on an adjacent site to TOCGC’s new mono ethylene glycol plant. Scheduled to come on-stream in 2006, the facility will produce 1,300 tonnes of oxygen a day, making it the largest air separation unit in Thailand. The excess capacity from the new facility will serve the parent companies’ tonnage and merchant markets.
     Business in Malaysia was supported by buoyant conditions in the steel sector for most of the year despite some softening of demand in the final quarter. Demand from the Malaysian chemical industry also improved in 2005. Business trends in Singapore were positive in 2005, led by expanding activity in the chemicals and electronics sectors.
     Strong demand for industrial gases by the steel, chemicals, pharmaceuticals and glass sectors coupled with positive selling price trends led to accelerated growth in India.
     BOC’s subsidiary, BOC India Ltd, has been awarded the contract for supplying the gases requirements for an expansion programme being undertaken by Jindal Vijaynagar Steel Limited at Bellary in Southern India. BOC India Ltd has signed a fifteen-year agreement to supply 1,400 tonnes a day of oxygen and nitrogen and is building a new 855 tonnes-a-day air separation unit at Bellary, which is due to be commissioned in 2006. Management sees this latest investment of up to US$40 million as a major move in developing its strategy in southern India.
     Elsewhere in the region, business developed well in Pakistan but growth in the Philippines was constrained by product availability. Production of oxygen at BOC’s plant at Gresik in Indonesia was limited during 2005 by the availability of natural gas to generate power. Use of diesel fuel as an alternative led to less efficient operation.
      In Australia economic growth continued in 2005 but at a slower rate than in 2004 and there was relatively little new plant investment. World commodity prices remained firm leading to sustained demand from the mineral processing and steel industries for tonnage gases. Higher energy and labour costs in 2005 were generally recovered by increased selling prices.
      During 2005, BOC renewed its long-term contract to supply a leading titanium dioxide pigment manufacturer.
      The Government of Western Australia’s environmentally friendly fuel cell bus project, which began in 2004 with three hydrogen-fuelled buses operating in the city of Perth, was commercialised in 2005. BOC’s hydrogen purification plant and re-fuelling facility supports BP in this project.

Water services Further business was secured during 2005 with industrial rather than municipal customers, in accordance with BOC’s strategic objectives for this business. Much of the new business continued to be with food manufacturers but there was also increasing interest for water services in the chemicals and refining sectors.

Industrial and Special Products (ISP)

			Change
			on 2004[1]
	2005	Change	(constant
	£ million	on 2004	currency)

Turnover	1,721.7	–3%	–4%
– Europe	467.0	+4%	+3%
– Americas	322.3	–24%	–23%
– Africa	272.3	+18%	+19%
– Asia/Pacific	660.1	–3%	–4%
Operating profit	289.4	+14%	+13%
Adjusted operating profit[2]	289.4	+7%	+6%

1.	A reconciliation of results for 2004 at 2004 and at 2005 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted operating profit with operating profit is shown on page 41.
3.	All comments below are on a constant currency basis.

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Operating review (comparing 2005 with 2004)	45

Turnover was lower in 2005 as a result of the disposal of BOC’s packaged gas business in the US in July 2004 and the disposal of part of the Unique Gas business in Thailand in December 2004. These disposals accounted for a ten per cent decrease in turnover for 2005 compared with 2004. The effect of disposals on turnover was partly offset by growth in Europe,Africa and the south Pacific region.
     The elimination of overhead costs following the US packaged gas disposal helped towards an increase in operating profit. This together with new business won was reflected in a £15 million increase in north American adjusted operating profit in 2005. Other factors supporting profitability were the extension of ‘best commercial practice’ and ‘best operating practice’ business efficiency programmes to more parts of the world.
      Further progress was made with the refurbishment of retail stores - particularly in South Africa and Australia - during 2005 and this led to increased sales. Retail outlets also supported the growth of BOC’s safety products business. At the same time further comprehensive safety product contracts were won with major customers.
     New user-friendly product packages, including lightweight cylinders for emergency services, continued to drive sales growth of medical gases. Turnover of medical gases for BOC’s major subsidiaries, joint ventures and associates (excluding Japan) increased by seven per cent in 2005. There was also good growth in the special products and services business, which includes scientific gases, refrigerant gases and other packaged chemicals. Special gases turnover increased by 11 per cent in 2005 on the same basis.
      Higher petroleum prices in 2005 presented a challenge to margins in the liquefied petroleum gas businesses in Australia and South Africa but most of the cost increases were recovered in higher selling prices.
     Demand for helium remained strong worldwide, driven by increasing use of medical imaging. New helium capacity is expected to come into production in Qatar in 2006. This will make more product available to BOC but at a higher price than existing supplies.
     There were no operating exceptional items in 2005. Operating exceptional items in 2004 were for the integration of the industrial and medical gases businesses of BOC and Air Liquide in Japan that began in 2003, as well as for the restructuring of the ISP business in the US following the disposal of the packaged gas business.

Europe Increased turnover reflected growing sales of medical and special products in the UK and generally favourable business trends in Poland. The UK industrial market remained flat, but BOC’s business was expanded by increased sales of welding products. Increased energy costs were recovered by increased selling prices.
      Growth in the medical gases business was once again driven by the introduction of new lightweight cylinder packages and by winning hospital facilities management contracts.
     Increased turnover of special products was based largely on growing sales of gas mixtures for scientific applications and additional helium business. New capacity is being added to satisfy additional requirements for Siemens Magnet Technology (formerly Oxford Magnet Technology) the leading MRI scanner manufacturer. BOC already manages Siemens’ helium requirements during manufacturing and will now provide on-site services for Siemens magnets in hospitals. Additional sales also resulted from the acquisition of Calor’s aerosol propellants and hydrocarbon refrigerants business in the UK.
      Growth of BOC’s Sureflow hospitality gas and cellar services business was curtailed by lower sales of draught beer in the UK during 2005. Additional business was gained in Ireland by providing cellar services for a major brewery chain.
     Changes in the provision of domiciliary oxygen in England and Wales were announced by the National Health Service in 2005. BOC was awarded one of the 11 regional contracts and from February 2006 will supply all forms of domiciliary oxygen to patients for the Eastern region. It is expected that this will lead to a reduction of BOC’s home oxygen sales in the UK over the next two years. However, the majority of BOC’s UK medical gases business is with hospitals and the emergency services, which is unaffected by this change.

The Americas The disposal of BOC’s US packaged gas business was completed on 30 July 2004 when initial cash proceeds of US$175 million were received. This business had turnover of approximately US$240 million in 2003.
      The ISP business in the US now consists of bulk medical gases, bulk supplies to distributors, tube trailer and liquefied helium. BOC’s US overhead costs were reduced following the disposal, as the business was then concentrated on a much smaller number of customers. As a result the US business became profitable in 2005.
     During 2005, new distributor channels were added, new helium business was secured in the US and new bulk industrial contracts were won with biotechnology and laser welding customers.
     Buoyant conditions in the oil and gas industry helped towards an improved performance in Canada during 2005.
     BOC’s global helium business grew strongly in 2005 with increasing demand in China and Korea. During 2006 the first supplies from a new source in Qatar will enable these markets to be served more efficiently. However the financial impact is expected to be negative initially as additional volumes will be offset by higher feedstock costs.
     Growth in Latin America was driven by increased sales in Venezuela and Colombia, where the medical sector is the most important. However there was also growth in the industrial markets served by BOC’s associated company based in Chile.

Africa Lower interest rates continued to stimulate South African domestic consumption and manufacturing output during 2005, leading to better turnover for the African region. Operating profit also increased but by somewhat less than turnover, which was additionally inflated by higher liquefied petroleum gas (LPG) prices.
      Turnover grew in every part of the South African business but was led by particularly strong sales of safety products. During 2005 Afrox Safety was launched as a business brand and an on-site safety services business was acquired. Sales of scientific gases increased but from a relatively low base.
     Despite the challenge of a strong South African rand, export business also grew considerably. Plans are in place to expand production of welding products for local use and particularly for export.
     Other African countries also produced satisfactory results with particularly good performances in Kenya and Zambia.

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46	The BOC Group plc Annual report and accounts 2005	Operating review (comparing 2005 with 2004)

Asia/Pacific Most of the countries in south and south east Asia achieved good results in 2005 with especially strong performances in India,Thailand and Bangladesh. Results in India were additionally supported by a profit from the disposal of some land in Bangalore.
      At the same time, trading conditions during 2005 were difficult in Malaysia and industrial activity continued to decline in Hong Kong as production drifted to mainland China. This trend also continued to affect Taiwan but to a lesser extent.
     BOC’s industrial products business remains relatively undeveloped in China. Few attractive opportunities have been identified but growing demand for helium provides a better prospect.
     The growth of automobile production stimulated demand for welding gases and investment in special gases and packaged chemicals production facilities supported increased sales of these products in Asia generally.
      In Japan, both turnover and adjusted operating profit were similar to a year ago.
     An improved performance in the south Pacific region was driven by demand from the natural resources sector and increased sales of safety products while consumption of welding products and gases by the manufacturing sector grew more slowly. This reflects somewhat slower growth in the Australian economy than in 2004.
      Growth was focused in the mining regions of Western Australia, Queensland and Papua New Guinea. BOC was also successful in winning significant contracts to supply safety and personal protective products to Xstrata in Australia and to New Zealand Steel. These added to similar contracts won with Western Mining in 2004.
     The construction of a new special gases centre is under way at Wagga Wagga, in Australia, to meet the increasing demand for packaged chemicals such as ammonia, ethylene oxide and sulphur dioxide. Meanwhile the gradual re-development of BOC’s retail Gas and Gear stores that began in 2004 continued in 2005 and is now approximately two thirds completed.
     BOC’s joint venture company supplying liquefied petroleum gas in Australia faced the twin challenges of a sharp rise in input costs and the warmest winter on record in 2005. Lower consumption for heating applications therefore led to a decline in volumes.

BOC Edwards

			Change
			on 2004[1]
	2005	Change	(constant
	£ million	on 2004	currency)

Turnover	826.0	+1%	+2%
Operating profit	17.4	–63%	–63%
Adjusted operating profit[2]	38.1	–20%	–21%

1.	A reconciliation of results for 2004 at 2004 and at 2005 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted operating profit with operating profit is shown on page 41.
3.	All comments below are on a constant currency basis.

The upturn in semiconductor equipment spending that had helped BOC Edwards’ order intake and financial performance in 2004 was not repeated in 2005. At the same time, margins continued to be adversely affected by weakness of the US dollar, which is the currency in which much of BOC Edwards’ revenue is earned. The adjusted operating profit for 2005 would have been approximately £9 million more if transactions had been conducted at the exchange rates of a year ago. Adjusted operating profit was therefore lower in 2005, despite some initial benefit from cost reduction programmes.
      Where new semiconductor or liquid crystal display (LCD) business was placed, BOC was generally successful in retaining or improving its market share. Demand for integrated subsystems combining vacuum and exhaust management technologies grew in 2005. BOC Edwards is now launching a new plasma abatement system for the destruction of ozone-depleting PFC chemicals, which are found in the exhaust streams after etch processes in semiconductor, LCD and solar cell manufacture. BOC Edwards also became a leading supplier of subsystems for immersion lithography. For the latest generation of LCD fabrication units, BOC Edwards has also launched its own iFxK and iHxK high-capacity pumping systems. For semiconductor applications, a new cost-effective turbomolecular pumping system, whose magnetic bearings are controlled without the use of sensors, was developed.
     Demand for component cleaning services and electronic materials was slightly lower as some semiconductor production rates were reduced in 2005 to reduce stock levels. During 2005 BOC Edwards formed a joint venture to extend its component cleaning business into Taiwan.
     While nitrogen trifluoride prices continued to fall in 2005, BOC Edwards made good progress with its alternative technology of on-site fluorine generation systems for cleaning vapour deposition chambers. Production of fluorine generators has already been established in Korea to achieve lower production and distribution costs to serve the expanding customer base in Asia.
     In October 2004 BOC Edwards expanded its electronic materials offering to include wet chemicals for flat panel display, semiconductor, and solar cell customers throughout Asia, by purchasing a 50 per cent ownership in Asia Union Electronic Chemical Corporation (AUECC) . This company also formed a joint venture with Shanghai Huayi (Group) Company to supply wet process chemicals to the growing electronics manufacturing industry in China. Through the joint venture,AUECC will use Shanghai as a base to produce, package and distribute a full range of ultra high-purity process chemicals for the semiconductor and flat panel display industries.
      In 2005 BOC Edwards retained strong positions in the bulk gases markets of Taiwan and China and improved its position in Korea. New production capacity was added to the existing pipeline network in the Hsinchu business park in Taiwan and additional business was obtained in the business parks at Suzhou, China. BOC Edwards has also established a position supplying customers in the new Cheng Du park in China. In Korea, BOC won potentially significant gases business with Samsung, having previously been a major supplier of semiconductor equipment. BOC’s joint venture company also won new business with semiconductor manufacturers in Singapore.

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Operating review (comparing 2005 with 2004)	47

There was better demand for vacuum equipment from the chemicals industry and from the aerospace industry for metallurgical applications in 2005. A general improvement in Asian markets also helped towards better results from BOC Edwards’ general vacuum business. Vacuum pump production was expanded in the Czech Republic and some system assembly operations were established in Brazil during 2005.
     Deliveries of pharmaceutical freeze-drying and packaging systems were at a higher level than in 2004. The establishment of a new low-cost manufacturing base in China has opened up new possibilities for business with the fast-growing pharmaceutical industry in Asia generally and particularly in India.
     Exceptional costs of £20.7 million were charged within BOC Edwards during 2005. Some £14 million relates to the impairment of goodwill. The remainder is a charge for restructuring. Savings of approximately £5 million are targeted from this restructuring.
     Operating exceptional items in 2004 were for the integration of the industrial and medical gases businesses of BOC and Air Liquide in Japan that began in 2003.

Afrox hospitals

	2005 £ million	Change on 2004	Change on 2004 (constant currency) [1]

Turnover	275.1	–36%	–38%
Operating profit	37.2	–38%	–39%
Adjusted operating profit[2]	37.2	–38%	–39%

1.	A reconciliation of results for 2004 at 2004 and at 2005 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted operating profit with operating profit is shown on page 41.
3.	All comments below are on a constant currency basis.

The disposal of the majority shareholding in Afrox Healthcare Limited to a consortium led by two major black empowerment investors was completed on 22 March 2005. African Oxygen Limited (Afrox), BOC’s subsidiary in South Africa, retains a significant interest in the hospitals business through a 20 per cent holding in the new company. Until disposal,Afrox Healthcare Limited was fully consolidated into the BOC Group accounts. For the second half of 2005, a 20 per cent share of the results of the new company, with its adjusted operating profit and net interest charge, was included in the BOC Group profit and loss account. The comparisons above are therefore distorted by this change.
     After adjusting for this disposal and change of accounting treatment, the underlying performance of the Afrox hospitals business remained positive during 2005.
     The disposal proceeds were received by Afrox in March and distributed to The BOC Group and Afrox minority shareholders by means of a special dividend in June, followed by a share buy-back in July 2005.

Gist

	2005 £ million	Change on 2004	Change on 2004 (constant currency) [1]

Turnover	315.9	+8%	+8%
Operating profit	24.5	–2%	–2%
Adjusted operating profit[2]	24.5	–2%	–2%

1.	A reconciliation of results for 2004 at 2004 and at 2005 rates of exchange is shown on page 40
2.	A reconciliation of adjusted operating profit with operating profit is shown on page 41.
3.	All comments below are on a constant currency basis.

While the market for distribution services remained difficult in the UK throughout 2005, Gist continued to expand sales with existing customers and won new business. The higher turnover was not reflected in better operating profit, principally because of increased pension costs. Gist accounts for a substantial proportion of BOC’s UK workforce and the impact of pension costs is therefore significant.
     Food business with Marks & Spencer, Gists’ major customer, expanded in 2005 as more new retail outlets were opened. Logistic operations for the Ocado home food service in association with Waitrose also continued to grow. Existing services for Carlsberg (UK) were expanded in 2005 and new business was won with Woolworths.
     In September 2005 the Van Dongen group of logistics companies based in the Netherlands was acquired. This adds to Gist’s primary distribution operations, bringing products from food manufacturers into the supply chain. It also extends the reach into continental Europe, which is becoming an increasing source of food products for UK retailers. This wider network has already generated additional business between the UK and continental Europe from a number of existing and new customers.
     In November 2005, Gist was awarded an extension to its food logistics contract with Marks & Spencer. The contract covers the retailer’s growing food business until 2011, confirming it as one of the UK’s largest food logistics contracts.

Corporate
Corporate costs increased in 2005 partly as a result of additional spending on procedures to ensure compliance with Sarbanes-Oxley legislation and discretionary spending on litigation support in the US. The corporate charge also included a provision of £4.3 million for environmental clean-up in the US.

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48	The BOC Group plc Annual report and accounts 2005
Operating review (comparing 2004 with 2003)

Group
Turnover including the Group share of joint ventures and associates was £4,599.3 million in 2004, up six per cent compared with £4,323.2 million in 2003. Operating profit was £559.5 million, up 28 per cent compared with £438.6 million in 2003. After charging operating and non-operating exceptional items totalling £92.0 million and net interest and other financing items of £72.6 million, profit before tax was £412.3 million, up 17 per cent compared with £351.9 million in 2003. Earnings per share were 53.5p, up 20 per cent compared with 44.5p in 2003. Excluding the exceptional items, adjusted operating profit for the year was £576.9 million, adjusted profit before tax was £504.3 million and adjusted earnings per share were 63.2p.
      Comparisons of 2004 with 2003 were affected by exchange rate movements. For the currencies that principally affect the Group’s results, movements in the Australian dollar and the South African rand were favourable and movements in the US dollar and Japanese yen were adverse. If the 2003 results had been translated at the rates applied to 2004, turnover would have been reduced by £88.8 million. There would have been an increase in operating profit of £3.3 million and a decrease in adjusted operating profit of £2.2 million. Adjusted profit before tax would have been £2.9 million higher and adjusted earnings per share would have been 0.2p lower.
      The table set out below summarises results reported both under UK GAAP and as adjusted. Results for 2003 are shown both as reported in that year and on a constant currency basis.

	2004		2003		2003 (at 2004 exchange rates)	[1]

Turnover including share of joint ventures and associates (£ million)	4,599.3		4,323.2		4,234.4
Operating profit (£ million)	559.5		438.6		441.9
Adjusted operating profit (£ million)[2]	576.9		505.6		503.4
Profit before tax (£ million)	412.3		351.9		360.3
Adjusted profit before tax (£ million)[2]	504.3		418.9		421.8
Earnings per share	53.5	p	44.5	p	44.9	p
Adjusted earnings per share[2]	63.2	p	52.9	p	52.7	p

1.	A reconciliation of turnover, operating profit and adjusted operating profit for 2003 at 2003 and at 2004 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted results with UK GAAP results is shown on page 41 and in the profit and loss account on page 86.

Exceptional items in 2004 amounted to a charge of £92.0 million. This comprised a loss of £79.5 million on disposal of the US packaged gas business, a charge of £14.8 million for restructuring the remaining business in the US following the disposal, a charge of £2.6 million relating to the integration of the industrial and medical gases businesses of BOC and Air Liquide in Japan, and a profit of £4.9 million on the disposal of fixed assets.
     Exceptional items in 2003 comprised £43.2 million for a litigation settlement, costs of £15.5 million for completion of restructuring programmes and £8.3 million relating to the integration of the BOC and Air Liquide businesses in Japan.
     Adjusted return on capital employed for the year to 30 September 2004 was 15.4 per cent. Return on capital employed for the year to 30 September 2004 was 14.9 per cent. Free cash flow (as defined on page 41) was £257.9 million in 2004. Net cash flow, after acquisitions, disposals and other investing activities, and including exceptional cash items, was £339.2 million in 2004. A reconciliation of these measures is shown on page 41.
     A first interim dividend for 2004 of 15.5p per share was paid in February 2004 and a second interim dividend of 24.5p per share was paid in August 2004. In aggregate this was a 2.6 per cent increase over the annual dividend of the previous year.
     Capital expenditure by subsidiaries (including interest capitalised) was £256.1 million in 2004, compared with £281.2 million in 2003. This was covered by cash inflow from operating activities. Capital expenditure by joint ventures and associates was £109.0 million in 2004, of which the BOC share was £49.2 million. Equivalent expenditure in 2003 was £81.4 million, of which the BOC share was £36.1 million. The Group also made acquisitions of businesses of £50.9 million in 2004 and proceeds from disposals were £98.3 million. Equivalent items in 2003 were £135.5 million and £3.9 million respectively.

Process Gas Solutions (PGS)

	2004 £ million	Change on 2003	Change on 2003 (constant currency) [1]

Turnover	1,275.2	+3%	+9%
Operating profit	189.5	+7%	+14%
Adjusted operating profit[2]	190.3	+3%	+10%

1.	A reconciliation of results for 2003 at 2003 and at 2004 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted operating profit with operating profit is shown on page 41.
3.	All comments below are on a constant currency basis.

Increased turnover reflected strong demand worldwide for both steel and nonferrous metals. In addition, sales from new production facilities accounted for approximately £14 million of the increase in turnover between 2003 and 2004.
     Metal production increased in 2004 and world metal prices firmed as a result of strong demand from China. This benefited BOC’s steel and nonferrous metal customers in all the key markets throughout the year.
     For 2004 as a whole, the food sector was buoyant outside the US despite the temporary consequences of avian flu in Asia and the imposition of US import tariffs on prawns.
     The recovery in the electronics packaging industry created exceptionally strong demand for industrial gases in the electronics packaging sector. BOC was a leading beneficiary of this because of its strong position in Asian markets.

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Operating review (comparing 2004 with 2003)	49

Several significant new supply scheme contracts were won in 2004. BOC’s hydrogen business with refiners will be substantially increased with a new plant to supply both a Sunoco refinery at Toledo, Ohio, and a nearby BP refinery. The hydrogen will be used by both BP and Sunoco in the production of ultra-low sulphur gasoline and diesel fuels.
      Outside the US, significant new business in the chemical sector was won with the Sinopec Shanghai Petrochemical Company. BOC will form a joint venture to invest in existing assets and then add further air separation capacity. BOC’s subsidiary in Thailand is to invest in a venture establishing a 1,300 tonnes-a-day plant to supply TOC Glycol Co. Ltd. (TOCGC) in Map Ta Phut and to increase merchant capacity in the area.
      New business with steel customers was mainly concentrated in Asia. In January 2004, BOC announced that its joint venture with the Taiyuan Iron and Steel Corporation (TISCO) would expand its existing 1,500 tonnes-a-day capacity with the construction of two new 1,400 tonnes-a-day air separation units.
      In the UK, BOC supplies Corus at its Port Talbot, Scunthorpe, Rotherham and Redcar plants. BOC is to increase its industrial gases supply to the Port Talbot strip products plant by 30 per cent to increase steel production locally.
      Selling prices were generally firm during 2004 and sufficient to offset input cost inflation except in parts of north Asia.
      Operating exceptional items in 2004 were for the integration of the industrial and medical gases businesses of BOC and Air Liquide in Japan that began in 2003.

Europe Turnover increased in all parts of Europe except for Ireland. Adjusted operating profit increased significantly, mainly as a result of more efficient plant operation and careful control of costs.
      In the UK, manufacturing activity remained generally weak but customer closures and relocations that had affected business in 2003 were less evident in 2004. Rising steel production led to increased demands for oxygen.
     Price increases were generally sufficient to cover higher input costs in 2004. Further increases are being implemented in 2005 to cover sharply higher electricity prices in the UK following the expiry of a fixed price supply contract.
     Cryostar manufactures cryogenic pumps, expansion turbines and compressors for a variety of industrial gas applications and for marine liquefied natural gas (LNG) tankers. As in 2003, turnover and adjusted operating profit increased in 2004 principally as a result of demand for shipboard compression units on LNG tankers and following continued investments for gases plants in Asia.

North America Turnover increased as a result of including a full year of syngas production for Celanese at Clear Lake,Texas and the start-up of a new plant supplying hydrogen to Citgo’s refinery at Lemont, Illinois, in October 2003.
     Adjusted operating profit was lower as a result of reduced carbon dioxide volumes to our food and dry ice customers, and reduced argon demand from the stainless steel and wholesale sectors.
     In general, demand for industrial gases from steel customers was strong in 2004. Liquid nitrogen volumes for food freezing applications strengthened during the year, mitigating the reduced carbon dioxide volumes into this sector. BOC’s carbon dioxide business with beverage customers continued to make good progress in 2004 and new business was won.
     Selling prices remained generally firm and significant increases in fuel and energy costs were largely recovered with surcharges or general price rises.

Latin America Revenues increased across the region during 2004, although business in Venezuela continued to be affected by political uncertainty. In Brazil, BOC’s new 400 tonnes-a-day plant entered production serving CST, the world’s biggest producer of slab steel.
     The benefits of re-pressurising the Pemex Cantarell oilfield in the Gulf of Mexico with nitrogen from BOC’s joint venture company continued to be realised during the year. In May 2004 BOC agreed to buy Duke Energy’s 30 per cent ownership interest in the joint venture company for US$59.7 million in cash. This increased BOC’s overall stake to 65 per cent on completion in September 2004.

Africa Turnover increased and adjusted operating profit was further improved by cost savings and firm pricing trends leading to better margins. Although the stronger rand adversely affected platinum and gold mining in 2004, strong demand and firmer prices led to increased activity in the steel industry.

Japan The combination of BOC’s and Air Liquide’s industrial and medical gases businesses in Japan took effect from January 2003. This distorts the comparison of turnover and profit for BOC’s three lines of business between 2004 and 2003 and with earlier years. The results of Japan Air Gases were consolidated on an equity basis throughout 2004 and for the last three quarters of 2003. In 2004 turnover increased mainly as a result of equipment sales and adjusted operating profit increased faster as a result of achieving integration cost savings as planned.

North Asia Turnover and adjusted operating profit increased in 2004 but at a more modest pace than in 2003. Production plants across the region were almost fully utilised and little new capacity came on stream in 2004.
     In China, turnover and adjusted operating profit increased in line with economic trends but further growth was constrained by available production capacity and by some unplanned shutdowns, mainly at customers’ plants.
     BOC announced a new joint venture with Sinopec Shanghai Petrochemical Company Limited (SPC), a subsidiary of Sinopec Corporation, to meet the industrial gases needs of SPC in the Jinshan District of Shanghai.
     Economic conditions were stable in Korea but increased turnover and adjusted operating profit came from some additional argon and hydrogen capacity to supply customers near Pohang.
     Turnover in Taiwan increased as a result of full capacity utilisation but adjusted operating profit increased significantly as a result of improved efficiency in plant operations.
     Hong Kong also enjoyed a better economic climate in 2004 for the same reasons and adjusted operating profit was sharply better.

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50	The BOC Group plc Annual report and accounts 2005	Operating review (comparing 2004 with 2003)

South and South East Asia These regions came under the same business unit management during 2004. The economies continued to be buoyant across both regions during the year, helped by generally strong steel demand and a more active electronics industry in Singapore, Malaysia and the Philippines.
     The SARS infection that had adversely affected 2003 was no longer an issue in 2004 but in Thailand and Malaysia the food sector was hit by an outbreak of avian flu.The Thai shrimp industry was further affected by the imposition of US tariffs on imports.
    In September 2004, BOC’s subsidiary in Thailand announced a major investment in new joint venture air separation capacity to supply oxygen for ethylene glycol production and to increase the availability of products for sale in the expanding merchant market around Map Ta Phut.

South Pacific Turnover and adjusted operating profit were higher than a year ago.The Australian and New Zealand economies remained generally strong in 2004.The strength of local currencies led to some further customer plant closures but firm commodity prices for minerals and particularly for steel enabled leading customers to prosper. There was some increase in tonnage volumes but volumes overall were similar to a year ago.
     Electricity prices increased in eastern Australia and more so in New Zealand. Increased costs were passed through to tonnage customers and progressively recovered in the merchant markets.At the same time, BOC’s major plants in Australia achieved significant cost savings as a result of implementing a global plant optimisation programme.
     During 2004 BOC outsourced the transport of its bulk products to Australia’s leading transport company, while retaining control of distribution and scheduling.This change was made only after ensuring that there would be no diminution of safety standards or the quality of service to customers.
     A hydrogen purification plant and bus re-fuelling facility to support BP in the Government of Western Australia’s environmentally friendly fuel cell bus trial came into operation during September 2004.Three hydrogen-fuelled buses will be operating in the city of Perth.The trial is to continue for at least the next two years.

Water services BOC acquired Environmental Management Corporation (EMC), a US water services company in October 2002. Turnover increased modestly in 2004 but the business remained close to breakeven after the amortisation of goodwill as a result of planned costs to increase business development resources.
     BOC’s strategy for water services is to focus on its industrial customers. Significant new business was won during 2004, including a multiyear contract for process and waste water services to a major US beef producer. Tightening regulations for proteins in effluent seem likely to create fresh demands for water treatment in the food industry.

Industrial and Special Products (ISP)

			Change
			on 2003[1]
	2004	Change	(constant
	£ million	on 2003	currency)

Turnover	1,782.3	+2%	+3%
Operating profit	253.9	+7%	+5%
Adjusted operating profit[2]	269.5	+11%	+10%

1.	A reconciliation of results for 2003 at 2003 and at 2004 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted operating profit with operating profit is shown on page 41.
3.	All comments below are on a constant currency basis.

Nearly all regions delivered better results in 2004 with increased turnover in most countries and an overall improvement in operating margin. Robust economic conditions supported a further improvement in the south Pacific region and Africa delivered better results despite the handicap of the stronger currency on manufacturing and mining. There was also some improvement in the US manufacturing economy.
     At the same time further progress was made in successfully integrating the businesses recently acquired in Canada and Poland.
      Sales to the medical sector grew further in 2004 as a result of both gases and liquid helium sales. Heliox, a new low-density breathing mixture was introduced in the UK and in Australia. This product enables patients with obstructed airways to breathe more easily and thereby provides time to treat the underlying problems. Helium is also used to cool the coils of superconducting magnets in MRI scanners. BOC not only sells the liquid nitrogen and helium cryogens but offers a related CryoFill service, taking responsibility for filling customers’ magnets. Helium sales also increased in Taiwan,Thailand and China, where significant growth potential has been identified and where an important distributor agreement was signed with Meike.The cost of producing and purchasing helium continued to increase rapidly during 2004 but BOC was largely successful in recovering higher costs in selling prices to customers. BOC installed helium recovery systems at the University of Liverpool in the UK and at Trane in the US during 2004.
     Consistent progress was made in growing refrigerant sales. The alliance with Hudson Technologies for the reclaim of contaminated refrigerants began operation in the UK during 2004 and will be applied in South Africa in 2005.
     BOC’s major liquefied petroleum gas (LPG) businesses in Australia and South Africa were notably successful in managing volatile input costs and sustaining margins during 2004 as LPG prices increased sharply.

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Operating review (comparing 2004 with 2003)	51

Sales of industrial products increased in aggregate although some developed markets continued to reflect weak manufacturing activity. Business development was helped by upgrading the retail environment of outlets in some major markets and by the continued introduction of safety products to the markets in the UK, Australia and South Africa.
     Operating exceptional items in 2004 were for the integration of the industrial and medical gases businesses of BOC and Air Liquide in Japan that began in 2003, as well as for the restructuring of the ISP business in the US following the disposal of the packaged gas business.

Europe Turnover and adjusted operating profit increased further in 2004. Manufacturing activity continued to decline in the UK but BOC maintained a strong position in the market. Improved service levels enabled selling price increases to be implemented. At the same time costs were reduced through improved productivity.
     Modest increases in industrial product sales were helped by rejuvenation of retail outlets in the UK. Medical product sales increased as a result of gaining additional National Health Service business and continued demand for lightweight oxygen cylinders. The range of lightweight cylinders will be expanded by introducing additional sizes during 2005.
      The new business supplying helium to Oxford Magnet Technology for medical imaging devices began in 2003 and performed well throughout 2004. It was also the first full year of the refrigerant reclaim service in the UK, based on an exclusive global licence with Hudson Technologies. A range of gases for scientific applications was introduced during the year and some additional sales were generated following the launch of a mail order catalogue for gases and related products. BOC’s Sureflow beverage dispense gas operation was expanded by new business for Heineken outlets in Ireland during 2004.
     BOC’s business in Poland was enlarged from February 2003 with the acquisition of Praxair’s Polish business. 2004 was therefore the first full year of the expanded business and there were further integration benefits.

North America The BOC Group announced on 27 January 2004 that it had signed a letter of intent to sell its US packaged gas business to Airgas. This business had turnover of approximately US$240 million in 2003. The disposal was completed on 30 July 2004 upon receipt of initial cash proceeds of US$175 million.
     Following this transaction, the ISP business in north America consists of bulk medical gases, bulk supplies to distributors, tube trailer and liquefied helium in the US as well as the Canadian packaged gas business. In total these elements currently generate turnover of some US$450 million a year.
     The impending disposal of the US packaged gas business created a challenging business environment for a significant part of the year. US sales volumes and adjusted operating profit were lower in the period prior to the disposal.
     Turnover increased in Canada principally as a result of the acquisition of Air Products Canadian gases and related products business with effect from April 2003. Cost synergies arising from the integration further boosted adjusted operating profit in 2004.

Latin America Turnover increased significantly and margins improved. Growth across the region was driven principally by sales of medical products supplemented by sales of BOC-branded cutting and welding equipment. Sales of packaged chemicals increased in Colombia and Venezuela.
     Results improved strongly in Venezuela, despite a continuation of political unrest. BOC’s associated company achieved better results in Chile but there was a sharper improvement in Argentina.
     Selling price increases offset inflation in Venezuela and Chile but the trends were less favourable in Colombia during 2004. A new customer service centre was opened in Venezuela and new business systems were successfully implemented in Venezuela and Colombia during the year.

Africa Important sections of South African industry were depressed during 2004 because of the stronger currency. Rand exchange rates reduced the profitability of gold mining and manufacturing for export in particular. At the same time the cost of imported goods was lowered making them more competitive with those manufactured locally. However lower interest rates began to stimulate domestic consumption towards the end of the year.
     Despite the more difficult market conditions, adjusted operating profit improved significantly on the basis of a modest improvement in turnover. Margins improved as a result of better productivity and operating efficiency, partly offset by increased transport costs arising from the temporary shutdown of some key supplier facilities. Sales of cutting and welding products increased in South Africa and so did both the sales volume and the turnover of liquefied petroleum gas (LPG). Turnover of special products, including refrigerants, grew particularly rapidly.
      Export sales of welding products manufactured by Afrox, BOC’s South African subsidiary, also increased significantly. There was a modest improvement in adjusted operating profit despite the currency disadvantage. Sales of the AfroxPac emergency oxygen kit for underground miners were substantially lower in 2004 as order intake reflected weak activity in the gold mining sector.
     A programme to renovate the Afrox retail network in South Africa with the development of a number of ‘Gas & Gear’ outlets and a range of safety products is under way. In addition a range of diving gases and a fire suppression product have been launched in South Africa.
     Good progress was made in growing both turnover and adjusted operating profit in the other southern African countries during 2004. A new carbon dioxide plant supported growth in Nigeria.

Japan The basis of accounting for BOC’s business in Japan changed during 2003 as a result of a merger. Full details can be seen in the PGS section on page 49. In 2004 ISP’s turnover in Japan was slightly less than the previous year but adjusted operating profit was higher through cost savings following the merger and from some asset disposals.

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52	The BOC Group plc Annual report and accounts 2005	Operating review (comparing 2004 with 2003)

South and South East Asia These regions came under the same business unit management during 2004. In aggregate there were modest improvements in both turnover and adjusted operating profit. In Taiwan, buoyant activity in manufacturing and infrastructure development was reflected in higher turnover and adjusted operating profit. There were also sharply better results from the industrial products business in Thailand but ammonia margins were under strong competitive pressure and liquefied petroleum gas (LPG) selling prices remained subject to restrictive regulation. Hong Kong continued to be affected by the migration of manufacturing to mainland China and in Singapore shipbuilding and construction activity failed to improve in 2004. Competition intensified in the Malaysian market for industrial gases. Demand for helium was strong throughout Asia.
     In south Asia, turnover increased and adjusted operating profit was further boosted by an asset disposal. Trading conditions in Bangladesh were adversely affected by a combination of political uncertainty, strikes and floods.

South Pacific Turnover and adjusted operating profit increased in 2004 and margins were improved by holding down costs. The economic environment remained favourable across the region. Manufacturing activity was buoyant in Australia despite a challenging environment for export-oriented manufacturers created by the stronger currency. New projects in the oil and gas sector and in mining generated increased demand for welding and safety products. During 2004 BOC secured major contracts with Western Mining to meet its requirements for safety products across Australia.
     The economy also continued to grow in New Zealand but somewhat less rapidly than in Australia. There was also an improvement in the Pacific Islands, while gold mining activity and oil refining investment led to increased business in Papua New Guinea.
     Major initiatives in 2004 included an agreement with the Australian CSIRO to commercialise ethanedinitrile, a gas that can be used to sterilise soil and timber, and which management believes has significant potential. The acquisition of OccCorp, an injury management provider, gives BOC entry to a largely untapped market by combining BOC’s safety services and products.
     A dedicated refrigerant reclaim fleet was established to help customers comply with new refrigeration regulations that make it mandatory to recover, return and safely dispose of hydrofluorocarbons. BOC’s new Heliox gas mixture, which helps the treatment of patients with airway obstructions, and Inhalo, the new lightweight cylinder, were both successfully launched into the medical market.
     BOC commenced an extensive redevelopment program of its Gas & Gear stores, supporting traditional industrial customers and new customers alike, giving a stronger retail position, providing better visibility, higher traffic flow, attractive merchandising and design.
     The price of liquefied petroleum gas (LPG) was particularly volatile during 2004. BOC’s associated company in Australia, Elgas, was notably successful in preserving sales margins in these difficult circumstances and adjusted operating profit was increased. Elgas expanded through the acquisition of a leisure gas business during the year. The potential impact of Government plans to remove an excise tax exemption for automobile gas in the period from 2008 to 2012 was softened by a subsequent decision to delay the introduction by three years and by an agreement to provide capital allowances to encourage car owners to convert their vehicles to use LPG fuel. Automobile gas is a minor part of Elgas turnover.

BOC Edwards

			Change
			on 2003[1]
	2004	Change	(constant
	£ million	on 2003	currency)

Turnover	816.5	+19%	+27%
Operating profit	46.8	+492%	+588%
Adjusted operating profit[2]	47.8	+158%	+181%

1.	A reconciliation of results for 2003 at 2003 and at 2004 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted operating profit with operating profit is shown on page 41.
3.	All comments below are on a constant currency basis.

Operating exceptional items in 2004 were for the integration of the industrial and medical gases businesses of BOC and Air Liquide in Japan that began in 2003.
     Conditions improved in most of BOC Edwards’ key markets during 2004. Orders for semiconductor equipment began to pick up in the first quarter leading to increased sales in subsequent quarters. At the same time a major expansion of liquid crystal display (flat panel) manufacturing facilities got under way. This provided fresh business opportunities for both gases and equipment. Sales of chemical management equipment for new semiconductor fabrication plants improved only slightly and profitability continued to be affected by competitive market conditions. Demand for scientific equipment vacuum systems and for pharmaceutical packaging machines was better in 2004 but sales of vacuum systems for aerospace metallurgy applications remained at a low level.
     At the beginning of 2004, high levels of capacity utilisation encouraged a number of semiconductor manufacturers to add fresh capacity or upgrade existing facilities. This led to increased orders, which were reflected in higher turnover and adjusted operating profit from the second quarter onwards.
     BOC Edwards was successful in winning new equipment business with the majority of semiconductor fabrication facilities for which construction began in 2004. These included several investments in Taiwan, Korea, Japan, China, Europe and the US.

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Operating review (comparing 2004 with 2003)	53

New pumping and exhaust systems were introduced for semiconductor, flat panel display and other vacuum applications. A new range of iGX pumps for the semiconductor industry provides better control and monitoring capabilities and use less power than before. BOC Edwards also launched high capacity pumps of its own design and manufacture for flat panel applications. New turbomolecular and scroll pumps were designed for scientific instrumentation. Wet chemical abatement systems were introduced to expand and complement the capabilities of BOC Edwards’ exhaust abatement systems.
Increased production of semiconductors was reflected in better demand for electronic materials. Production of nitrogen trifluoride was expanded further in 2004 to over 100 tonnes a year. New investments in semiconductor facilities also provided opportunities for nitrogen supply contracts. BOC Edwards has become one of the leading suppliers of bulk gas to the growing semiconductor industry in China and continued to benefit from the expansion of semiconductor manufacturing in Taiwan, Japan and Singapore. New nitrogen generators were installed at several customer sites and further capacity was added to satisfy growing demand from customers within the Hsinchu science park in Taiwan.
     Accelerated investment in new flat panel display production facilities led to significant orders for large capacity pumping systems in both Taiwan and Korea. Gas supply contracts were also signed with a number of display manufacturers in Taiwan and Japan. Liquid crystal display production leads to substantial demand for chamber cleaning chemicals. Onsite fluorine generation equipment is now installed at a number of semiconductor and flat panel manufacturers. A full commercial-scale generator is functioning at LG Philips’ new sixth generation plant in Korea.
     Demand for pharmaceutical freeze-drying and packaging equipment picked up in 2004 leading to better sales and adjusted operating profit. A new non-contact check-weighing machine was introduced. Nuclear magnetic resonance technology allows every package to be checked, enables packing lines to operate at higher speeds and facilitates immediate correction of any deviation from specification.
     The basis of accounting for BOC’s gases business in Japan changed during 2003 as a result of a merger. Full details can be seen in the PGS section on page 49. Electronic gases turnover increased significantly in 2004 as a result of the pick up in the semiconductor industry. The benefit of increased turnover on gases adjusted operating profit was amplified by synergy benefits arising from the merger.
     Contracts were won in Asia and Europe furthering a strategy to expand the range of value-added services to electronic manufacturers. These include gases management, chemicals supply, support services and materials logistics. Other developments included an improved offering of gases and vacuum systems for lithography and supercritical carbon dioxide cleaning technology.

Afrox hospitals

	2004 £ million	Change on 2003	Change on 2003[1] (constant currency)

Turnover	432.1	+22%	+9%
Operating profit	59.8	+30%	+16%
Adjusted operating profit[2]	59.8	+30%	+16%

1.	A reconciliation of results for 2003 at 2003 and at 2004 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted operating profit with operating profit is shown on page 41.
3.	All comments below are on a constant currency basis.

Adjusted operating profit increased faster than turnover as a result of careful control of overhead costs and positive pricing trends. Hospital occupancy rates remained similar to a year ago. Acquisitions were a minor factor in the turnover increase. The Lifecare chronic care facilities and Afrox occupational health services both delivered a good performance in 2004.
     The change to a new reimbursement system that began during 2003 was completed in 2004. The previous system of paying health care providers a fee for their services changed to a fixed payment for each kind of procedure as well as a per day tariff structure.

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54	The BOC Group plc Annual report and accounts 2005	Operating review (comparing 2004 with 2003)

Gist

			Change
			on 2003[1]
	2004	Change	(constant
	£ million	on 2003	currency)

Turnover	293.2	no change	+1%
Operating profit	25.1	–14%	–14%
Adjusted operating profit[2]	25.1	–14%	–14%

1.	A reconciliation of results for 2003 at 2003 and at 2004 rates of exchange is shown on page 40.
2.	A reconciliation of adjusted operating profit with operating profit is shown on page 41.
3.	All comments below are on a constant currency basis.

The comparison of turnover and adjusted operating profit between 2003 and 2004 is distorted by a non-recurrent item during 2003. In 2003 a gain of some £4.1 million arising principally from the termination of operations for the Marks & Spencer General Merchandise business was credited to adjusted operating profit. The termination of this business also eliminated some £26 million of turnover in 2004 compared with 2003. After adjusting for this item, underlying turnover grew principally as a result of increased food business for Marks & Spencer, as well as new contracts and the expansion of activity with Ocado and Carlsberg UK. On the same basis, adjusted operating profit in 2004 was at a similar level to 2003.
     Primary food distribution operations were also expanded in 2004 when Gist took on the transport operations of John Rannoch foods, one of the leading suppliers of poultry products to Marks & Spencer. Gist manages the complex supply chain for all of Marks & Spencer’s chilled and ambient foods. During 2004, a major investment was made to expand a chilled food facility in Kent to meet the demands of the growing network of M&S Simply Food stores.

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55

Financial review

Corporate transactions and restructuring
In South Africa the disposal of Afrox Healthcare Limited to a consortium lead by two major black empowerment investors was completed on 22 March 2005. African Oxygen Limited, BOC’s subsidiary in South Africa, retains a significant interest in the hospitals business through a 20 per cent holding in the new company. The gain on disposal of £84.9 million has been recognised as an exceptional item. African Oxygen Limited has distributed the proceeds of the disposal to its shareholders through a buy back of shares and a special dividend. The amount of the special dividend payable to minority shareholders was some £54 million, which is included in the total dividends paid to minorities in subsidiaries within the Group cash flow statement.
     The sale of BOC’s packaged gas business in the US to Airgas Inc was completed in July 2004. Part of the consideration was payable subject to certain conditions and accordingly was not recognised in 2004. This remaining consideration amounting to US$20 million was received in November 2005 and has been recognised in 2005 as an exceptional item. The disposal of the business in 2004 resulted in a loss of £79.5 million plus associated restructuring costs of £14.8 million.
     In 2005 £20.7 million has been charged for restructuring in BOC Edwards. This comprises £13.9 million of goodwill impairment and severance costs. Savings of approximately £5 million are targeted from this restructuring during 2006. Further costs are anticipated from this programme in 2006 leading to additional benefits.
     Group expenditure on acquisitions of businesses was £57.1 million (2004: £50.9 million). The main acquisitions during 2005 were G Van Dongen Holding BV, to expand Gist’s primary business into Europe, and an additional equity investment in Compania de Nitrogeno de Cantarell (CNC) in proportion to BOC’s existing 65 per cent equity holding. The main acquisition in 2004 was to increase BOC’s holding in CNC.

Financial indicators
The trends of financial indicators which, taken together, are a measure of the performance and efficiency of the Group’s finance and tax structures, are:

	2005	2004	2003

Interest cover (times)[1]	7.1	6.3	4.6
Adjusted interest cover (times)[2]	7.4	6.5	5.3
Net debt/equity (%)	40.9	51.2	73.4
Net debt/capital employed (%)	25.6	29.9	37.4
Group tax rate (%)	26.9	24.7	27.4
Adjusted Group tax rate (%)[3]	26.0	29.0	29.0

Adjusted means excluding exceptional items.

1.	Interest on net debt covered by operating profit.
2.	Interest on net debt covered by adjusted operating profit.
3.	The adjusted tax charge expressed as a percentage of adjusted profit before tax.

The ratios are commented on below in the appropriate section.

Liquidity and capital resources

Cash flows The Group’s cash flows from operating, investing and financing activities, as reflected in the Group cash flow statement on page 88, are summarised in the following table:

	2005 £ million	2004 £ million	2003 £ million

Net cash inflow from operating activities	665.5	758.5	700.1
Dividends from joint ventures and associates	51.1	79.1	35.0
Returns on investment and servicing of finance	(131.6)	(91.2)	(94.4)
Tax paid	(118.4)	(98.2)	(90.7)

Total provided by operating activities	466.6	648.2	550.0

Capital expenditure and financial investment	(299.7)	(204.2)	(227.0)
Acquisitions and disposals	128.8	92.5	(118.3)

Total used by investing activities	(170.9)	(111.7)	(345.3)

Decreases in debt	(165.7)	(180.7)	(128.7)
Shares issued	9.6	12.4	(2.6)
Equity dividends paid	(204.1)	(197.3)	(192.1)
Net sales/(purchases) of short-term investments	14.3	(20.8)	16.2

Total used for financing activities	(345.9)	(386.4)	(307.2)

(Decrease)/increase in cash	(50.2)	150.1	(102.5)

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56	The BOC Group plc Annual report and accounts 2005	Financial review

Cash flow from operations Total cash generated by operating activities in 2005 was £466.6 million compared to £648.2 million in 2004.The decrease was associated with a lower net cash inflow from operating activities of £665.5 million (2004: £758.5 million) primarily as a result of an approximate £70 million impact of the disposal of the Afrox hospitals business part way through the year. Returns on investment and servicing of finance increased significantly in 2005 compared with 2004.The 2005 total included approximately £54 million for the minority interest element of the special dividend paid by African Oxygen Limited following the disposal of its majority shareholding in Afrox Healthcare Limited in March 2005. The 2005 tax paid includes approximately £15 million in connection with this transaction. In 2004, the increase in cash provided by operating activities to £648.2 million (2003: £550.0 million) was driven by higher operating profit before exceptional items of £576.9 million in 2004 (2003: £505.6 million) and improved working capital management offsetting the impact of higher contributions to the UK pension scheme. Higher dividends from joint ventures and associates in 2004 of £79.1 million (2003: £35.0 million), which included a second dividend from Japan Air Gases, also helped to improve cash flows.

Investing Cash used by investing activities was £170.9 million in 2005 (2004: £111.7 million).The increase in capital expenditure and financial investment over the prior year reflects a higher level of expenditure in new supply scheme projects, principally in Asia/Pacific and the Americas.The higher net cash inflow from acquisitions and disposals in 2005 reflects the proceeds from the sale by African Oxygen Limited of its majority shareholding in Afrox Healthcare Limited in March 2005. In 2004, the reduction in cash used by investing activities to £111.7 million (2003: £345.3 million) reflected a lower level of expenditure on acquisitions in 2004 compared to 2003, proceeds from the divestment of the US packaged gas business in July 2004 and receipts of £53.0 million from capital restructuring of Japan Air Gases Ltd.

Financing Overall, net debt decreased by £122.7 million as a result of a net cash inflow of £91.6 million, a £9.6 million inflow from the issue of shares, an inflow of £34.7 million for the net debt acquired/disposed on business acquisitions and disposals and £(13.2) million for the effect of exchange rate and inception of finance leases. Decreases in debt in 2005 principally relate to the repayment of £168.6 million of medium term notes. In 2004, net debt decreased by £405.7 million as a result of a net cash inflow of £339.2 million, a £12.4 million inflow from the issue of shares, an outflow of £4.7 million for the net debt acquired/disposed on business acquisitions and disposals and £58.8 million for the effect of exchange rate and other movements. Decreases in debt in 2004 principally related to the repayment of £125.0 million of 6.75% bonds due in 2004 and £42.6 million net repayment of commercial paper.
     The Group has access to a range of funding. Debt finance is raised by issuing bonds, commercial paper, other obligations to investors and through borrowings from banks.
     As well as medium and long-term borrowings, the Group maintains short-term borrowings, principally in the form of commercial paper and bank borrowings. At 30 September 2005, the Group had US$450 million (£254 million) of committed multi-currency facilities with a group of relationship banks maturing in 2008. In October 2005 these facilities were replaced with US$600 million (£339 million) of committed multi-currency facilities maturing in 2010. These facilities provide back-up for the issue of commercial paper as well as general liquidity for the Group. Additional committed facilities are maintained by the principal operating units in the Group.
     At 30 September 2005, the gearing ratio (net debt including finance leases as a percentage of capital employed) was 25.6 per cent compared with 29.9 per cent in 2004 and 37.4 per cent in 2003. The net debt/equity ratio was 40.9 per cent, compared with 51.2 per cent in 2004 and 73.4 per cent in 2003.
     The Group has access to a diverse range of debt finance including commercial paper, public bonds and bank borrowings which, it believes, will be available to meet long-term financing needs. The Group has sufficient facilities to cover likely borrowing needs. Management anticipates that capital expenditure in 2006 will be at a higher level than in 2005 and will be covered by cash inflow from operating activities and existing sources of financing.

Management of financial risks
The board of directors sets the treasury policies and objectives of the Group which include controls over the procedures used to manage currency, interest rate and credit risk. The approach to managing risk is set out below. This approach is expected to continue during the next financial year. On a day-to-day basis, Group treasury carries out these policies, with regular review meetings with the Group finance director. Specific and significant activities need approval from the finance committee, which includes any two directors of the company.
     The Group does not undertake any trading activity in financial instruments nor does it enter into any leveraged derivative transactions.

Currency risk The Group faces currency risk principally on its net assets, most of which are in currencies other than sterling. Currency movements can therefore have a significant effect on the Group’s balance sheet when translating these foreign currency assets into sterling. In order to reduce this effect the Group manages its borrowings, where practicable and cost effective, to hedge its foreign currency assets.
     Where possible, hedging is done using direct borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps. Group borrowings are currently held in a wide range of currencies and, after swaps, 79 per cent of net debt (2004: 82 per cent) is denominated in the principal currencies affecting the Group: US dollars, Australian dollars, Japanese yen, South African rand and sterling.
     The aggregate of the notional principal values of currency swaps was £341.7 million (2004: £593.1 million) spread over a range of currencies. The fair value of such swaps is included in note 21 b) i) to the financial statements.

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Financial review	57

The balance sheets of overseas operations are translated into sterling at the closing rates of exchange for the year and any exchange difference is dealt with as a movement in reserves. This is explained more fully in the accounting policy note on page 91. The profit and loss accounts of overseas businesses are translated at average rates of exchange and this translation impact directly affects the profit and loss account of the Group.
     The Group manages its currency flows to minimise currency transaction exchange risk and forward contracts are used as appropriate to hedge net currency flows and selected individual transactions. The Group’s foreign exchange cover is mainly managed in the UK, Australia, Japan and South Africa. The UK manages the cover for exposures on net trade flows of the Group’s companies in the US and certain other countries. The aggregate principal amount of forward cover outstanding at 30 September 2005 amounted to £222.6 million (2004: £224.4 million).

Interest rate risk At 30 September 2005, the Group’s net debt position after interest rate hedging activity included a net exposure of £36.6 million (2004: £74.6 million) to floating interest rates. Based on the Group’s 2005 year end level and composition of net debt, an increase in average interest rates of one per cent per annum would result in a decrease in future earnings, before tax, of £0.4 million per annum (2004: £0.7 million).
     In order to manage interest rate risk the Group maintains both floating rate and fixed rate debt. At 30 September 2005, there was a 4:96 ratio (2004: 8:92) between floating and fixed rate net debt. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses interest rate swaps to vary this mix and to manage the Group’s interest rate exposure.
     At 30 September 2005, the aggregate of the notional principal values of swap agreements which affect the floating rate/fixed rate mix was £286.4 million (2004: £285.3 million). The fair value of such swaps is included in note 21 b) i) to the financial statements.

Foreign exchange risk At 30 September 2005, the Group had outstanding forward exchange contracts totalling £222.6 million (2004: £224.4 million) in respect of its actual and forecast transaction exposures. The fair value of these contracts at 30 September 2005 amounted to a gain of £0.2 million (2004: a gain of £7.5 million). A ten per cent appreciation of sterling would increase the fair value of these contracts by £15.2 million (2004: £11.0 million).
     In addition to these forward contracts, the Group is exposed to foreign exchange movements on its net debt position. At 30 September 2005 net debt, after currency swaps, comprised net sterling liabilities of £153.2 million (2004: £104.6 million) and net currency liabilities of £686.5 million (2004: £857.8 million). Based on the Group’s 2005 year end level and composition of net debt, a ten per cent appreciation of sterling would result in a reduction in the value of net currency liabilities of £62.4 million (2004: £78.0 million).

Counterparty risk Cash deposits and other financial instruments give rise to credit risk on the amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty depending upon its credit rating and by regular reviews of these ratings. The possibility of material loss arising in the event of non-performance by a counterparty is considered unlikely by management.
     The currency and interest rate hedging profile of the Group’s borrowings at 30 September 2005 is shown in note 21 to the financial statements. Further information on financial risk management is also given in note 21 to the financial statements.

Interest on net debt
The net charge before the Group’s share of interest of joint ventures and associates was £47.6 million in 2005 (2004: £70.5 million, 2003: £75.8 million), which, after excluding interest income from loans to joint ventures and associates, represented 7.2 per cent of average net borrowings during the year. After taking into account interest capitalised of £1.1 million (2004: £0.1 million, 2003: £0.8 million) and the Group’s share of the net interest of joint ventures and associates of £29.1 million (2004: £17.9 million, 2003: £20.3 million), the net charge was £76.7 million. Adjusted interest cover (the number of times that the interest charge on net debt is covered by adjusted operating profit) increased to 7.4 times (2004: 6.5 times, 2003: 5.3 times).

Net interest on pension financing items
The interest on pension scheme liabilities was £128.9 million in 2005 (2004: £117.4 million, 2003: £110.2 million). The expected return on pension scheme assets was £147.1 million in 2005 (2004: £133.2 million, 2003: £119.6 million).The increase in the expected return on scheme assets was a result of the increased value of the Group’s pension assets.This reflects the increase in the value of world equity markets and the impact of the additional cash contributions made by the Group to the UK pension scheme.

Debt maturity profile
The maturity profile of the commitments relating to the Group’s gross borrowings and the estimated associated interest cost, if the debt runs to the full term, is as follows:

	2005		2004

	Principal	Interest	Principal	Interest
	£ million	£ million	£ million	£ million

More than five years	303.9	82.7	320.5	111.2
Three to five years	202.2	58.0	260.9	76.6
One to three years	265.4	82.4	347.1	93.9
Within one year	259.2	52.7	262.1	64.6

Total	1,030.7	275.8	1,190.6	346.3

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58	The BOC Group plc Annual report and accounts 2005	Financial review

At 30 September 2005, the Group had US$450 million (£254 million) of committed multi-currency facilities with a group of relationship banks maturing in 2008. In October 2005 these facilities were replaced with US$600 million (£339 million) of committed multi-currency facilities maturing in 2010.These facilities provide back-up for the issue of commercial paper as well as general liquidity for the Group.Additional committed facilities are maintained by the principal operating units in the Group.
     Additional information on the Group’s gross borrowings can be found in note 20. Details of the Group’s share of net debt of joint ventures and associates, the majority of which is non-recourse, are given in note 13 a).

Other contractual obligations
The maturity of other contractual obligations of the Group is as follows:

	Other creditors			Total other
	(excluding		Unconditional	contractual
	deferred	Operating	purchase	cash
	income)	leases	obligations	obligations
	£ million	£ million	£ million	£ million

More than five years	3.0	59.9	371.2	434.1
Three to five years	10.7	25.9	116.9	153.5
One to three years	5.2	49.1	137.0	191.3
Within one year	872.3	40.6	71.4	984.3

Total	891.2	175.5	696.5	1,763.2

See also note 25 to the financial statements for further information on operating leases and unconditional purchase obligations.

Off-balance sheet arrangements
The Group has provided guarantees of £49.3 million to third parties at 30 September 2005 as shown in note 26 a) to the financial statements. The guarantees include performance bonds in the Cantarell joint venture, a guarantee of the borrowings of a joint venture in China and other guarantees provided in the ordinary course of business. Other than disclosed, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Taxation
The tax charge on profit before exceptional items for 2005 of £131.5 million is calculated in accordance with UK accounting standards, including FRS19 (deferred tax), under which full provision is made for deferred taxes.
     The effective tax rate on adjusted profit in 2005 was 26 per cent (2004: 29 per cent, 2003: 29 per cent). The main reason for the reduction in the tax rate was the resolution of various matters with the US tax authorities, including the utilisation of tax losses.The total tax rate in 2005 was 26.9 per cent (2004: 24.7 per cent, 2003: 27.4 per cent).The Group pays corporation tax in the UK at a rate of 30 per cent. Additional information on tax rates is shown in note 4 to the financial statements.
     The Group is currently liable to pay federal tax at the rate of 35 per cent in the US. This is reduced by the existence of tax credits. In the other principal subsidiaries, the tax rate is typically between 29 per cent and 42 per cent.

Contingencies
The Group monitors all contingent liabilities including matters relating to litigation and the environment via a process of consultation and evaluation which includes senior management, internal and external legal advisers and internal and external technical advisers. This process results in conclusions with respect to potential exposure and provisions are made or adjusted accordingly. Management believes that the Group has adequately provided for contingencies which are likely to become payable in the future.

Legal proceedings
BOC Group companies are parties to various legal proceedings in the ordinary course of business, including some in which claims for damages in large amounts have been asserted.
     The outcome of litigation to which BOC Group companies are party cannot be readily foreseen, but the directors believe that such litigation should be disposed of without material adverse effect on the Group’s financial condition or profitability.

Welding fumes litigation A US subsidiary of BOC,The BOC Group, Inc., currently is party to a number of lawsuits in the US for alleged injuries resulting from exposure to manganese, asbestos and/or toxic fumes in connection with the welding process. The BOC Group, Inc. has not manufactured welding rods in the US since 1986 when the welding electrodes business was sold. The BOC Group, Inc. ceased selling welding rods in the US manufactured by others when the sale of the US packaged gas business, including the operations that distributed packaged gases and welding equipment, was completed in July 2004.

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Financial review	59

Manganese litigation At 30 September 2005, there were a total of approximately 8,574 claimants (‘Total Claimants’) in pending manganese related cases in both US federal and state courts that name The BOC Group, Inc. as a defendant, a net decrease of approximately 1,100 claimants from 30 September 2004. The BOC Group, Inc. is typically one of several defendants in these cases that claim compensatory and punitive damages, in most cases for unspecified amounts, for alleged neurological injury, including Parkinson’s disease, through exposure to manganese in welding fumes. Of the Total Claimants, approximately 4,607 claimants have filed in, or been transferred for pre-trial purposes to, the federal district court in the Northern District of Ohio, where a multi-district litigation (MDL) proceeding has been commenced, and approximately 50 claimants are in process to be transferred to or from the MDL. The MDL proceeding is a vehicle for coordinating pre-trial proceedings in cases pending in different federal district courts in the US. It is currently contemplated that the MDL court will try three cases during the MDL proceeding. The first such case is currently scheduled for February 2006. In addition to the cases in federal court,The BOC Group, Inc. is a defendant in a number of similar cases pending in state courts, which are in different stages of procedural development, and certain cases are scheduled for trial from time to time. The BOC Group, Inc. has been a co-defendant in other manganese related claims that have been resolved as follows. From 1 January 1997 to 30 September 2005, 3,965 claims were dismissed. Through 30 September 2005, seven cases were tried to final jury verdicts in favour of the defendants, including The BOC Group, Inc., and one case was tried to a final jury verdict in favour of the plaintiffs, which is being appealed.

Asbestos litigation At 30 September 2005, there were a total of approximately 15,966 claimants in pending asbestos related cases that name The BOC Group, Inc. as a defendant, a net decrease of approximately 600 from 30 September 2004. The BOC Group, Inc. is typically one of a large number of defendants in these cases that claim compensatory and punitive damages, in most cases for unspecified amounts, for alleged injuries, including cancer, through exposure to asbestos in welding fumes or from welding consumables. A very small number of these claimants allege injuries from exposure to asbestos in non-welding rod products and premises. The BOC Group, Inc. has been a co-defendant in other asbestos related claims that have been resolved as follows. From 1 January 1997 to 30 September 2005, 11,776 claims were dismissed and 75 claims were dismissed on summary judgments. Through 30 September 2005, nine cases were tried to final jury verdicts in favour of the defendants, including The BOC Group, Inc., and one case was tried to a final jury verdict in favour of the plaintiffs, which is being appealed.

The BOC Group, Inc. believes that it has strong defences to the claims asserted in all of the various manganese and asbestos related cases and intends to defend vigorously such claims. In the manganese related claims,The BOC Group, Inc. believes that recent relevant scientific literature, based on epidemiological studies, strongly supports its defence of such claims. Based on its experience to date, together with its current assessment of the merits of the claims being asserted and applicable insurance, BOC believes that continued defence and resolution of the welding fumes litigation will not have a material adverse effect on its financial condition or profitability and no provision has been made. Nonetheless, it is not possible to predict either the number of future claims or the number of claimants that any future claims may present. In addition, the outcome of welding fume cases, either involving BOC or other defendants, is inherently uncertain and always difficult to predict, and BOC cannot provide any assurances that any future resolutions of these types of claims will necessarily be consistent with its experience to date. In the event of an adverse outcome to any of the proceedings, a liability would be recognised if it was considered likely that it would give rise to an outflow of future economic benefits. Where there is applicable insurance, this would be recognised when its recoverability was virtually certain.

Fluorogas litigation In February 2003, the company was notified that a jury verdict in the US District Court for the Western District of Texas (the District Court) was obtained for US$132 million against Fluorogas Limited, The BOC Group, Inc. and The BOC Group plc. The verdict arose primarily out of an alleged breach of a memorandum of understanding by Fluorogas Limited before it was acquired by The BOC Group plc in September 2001. In March 2003, the court also awarded interest and costs against the defendants, making them jointly and severally liable for a total of US$174 million. A bond for the full amount was posted with the District Court as part of the normal appeals process.
     In August 2004, the appellate court reversed the entire judgement against the BOC entities and all but US$170,000 in reliance damages against Fluorogas Limited. In addition, the appellate court remanded for reconsideration by the District Court an award of attorney’s fees on the US$170,000 recovery.
     Fluorogas Limited was placed in administration under the Insolvency Act of 1986 pursuant to an order of an English Court. In January 2005 the parties resolved the outstanding matters to their satisfaction. The appeal bond was released and Fluorogas Limited applied for, and received, a discharge from the administration order.

Insurance
Operational management is responsible for managing business risks. Several Group departments advise management on different aspects of risk and monitor results. Insurance cover is held against major catastrophes. For any such event, the Group will bear an initial cost before external cover begins.

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60	The BOC Group plc Annual report and accounts 2005	Financial review

Inflation
Over the last three years, inflation has not had a material impact on the revenue or profit of the Group.

Critical accounting policies
The principal accounting policies affecting the results of operations and financial condition are set out on pages 91 and 92 of the financial statements. The application of certain of these policies requires assumptions or subjective judgements by management. Management bases these on a combination of past experience and any other evidence that is relevant to the particular circumstances.
     The application of these assumptions and judgements affects the reported amounts of profit during the year and the assets and liabilities at the balance sheet date. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that the following are the critical policies where the assumptions and judgements made could have a significant impact on the consolidated financial statements.

Tangible fixed assets A significant part of the capital employed of the Group, particularly in the Process Gas Solutions and Industrial and Special Products lines of business, is invested in tangible fixed assets. The nature of the business demands significant capital investment to renew or increase production capacity or to enable the business to achieve greater productivity and efficiency.
     It is the Group’s policy to depreciate tangible fixed assets, except land, on a straight line basis over the effective lives of the assets.This ensures that there is an appropriate matching of the revenue earned with the capital costs of production and delivery of goods and services. A key element of this policy is the estimate of the effective life applied to each category of fixed assets which, in turn, determines the annual depreciation charge. In deciding the appropriate lives to be applied, management takes into account various factors including, among other things, the accumulated experience of the effective asset lives from historic business operations and an assessment of the likely impact of any changes in technology.
     While Group earnings in any period would fluctuate if different asset lives were applied, in some cases the original estimated life of an asset is closely related to contractual arrangements with large customers. Some of the earnings impact of choosing a different asset life would be mitigated, as the different life may reflect different contractual arrangements with such customers. Nevertheless, variations in the effective lives could impact the earnings of the business through an increase or decrease in the depreciation charge. It is estimated that a change of one year in the effective life of all plant, machinery, vehicles and cylinders would have an impact of between £15 million and £20 million on annual Group operating profit. A change in the effective life of buildings would have only a negligible impact.

Intangible fixed assets In a similar manner to tangible fixed assets, management uses its judgement to determine the extent to which goodwill arising from the acquisition of a business has a value that will benefit the performance of the Group over future periods. It is the Group’s policy to amortise goodwill on a straight line basis over its useful economic life.This takes into account, among other things, the maturity of the business acquired and its product and customer base. Any change in these assumptions would have an impact on the earnings of the Group.
     It is estimated that a change of one year in the useful economic life of all goodwill would have an impact of approximately £1 million on annual Group operating profit.

Retirement benefits Results of the Group include costs relating to the provision of retirement benefits for employees. It is the directors’ responsibility to set the assumptions used in determining the key elements of the costs of meeting such future obligations. The assumptions are based on actual historical experience and are set after consultation with the Group’s actuaries. They include the assumptions used for regular service costs and for the financing elements related to the pension schemes’ assets and liabilities. Whilst management believes that the assumptions used are appropriate, a change in the assumptions used would affect both the operating profit and net interest cost of the Group.
     There are a number of elements used in the assumptions and these vary for the different countries in which the Group operates. There may also be an inter-dependency between some of the assumptions, making it potentially misleading to consider any approximate impact on Group results of a change in any one assumption in isolation. Nevertheless, for the UK and US schemes together, it is estimated that an absolute 0.25 per cent change in the assumptions on rates of inflation, discount rates and return on equities in pension scheme assets would individually result in changes of approximately £6 million, £3 million and £3 million respectively in the total pension cost in annual Group profit before tax. A similar change in the assumptions on all other schemes would have only a negligible impact.

Environmental provisions In certain parts of the business, mainly in the US, the Group has obligations to carry out environmental clean-ups at former and current production sites. Many of these obligations will not arise for a number of years, and the costs are difficult to predict accurately. Management uses its judgement and experience to provide an appropriate amount for the likely cost of such clean-ups, and the amounts, if material, are discounted to present values. Both the amount of anticipated costs, and the interest rates used to discount such costs, are subjective. The use of different assumptions would impact the earnings of the Group.
     It is estimated that a change of one per cent in the interest rate used to discount such costs would have an impact of approximately £1 million on annual Group profit before tax.

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Financial review	61

Current asset provisions In the course of normal trading activities, management uses its judgement in establishing the net realisable value of various elements of working capital – principally stocks, work-in-progress and accounts receivable. Provisions are established for obsolete or slow moving stocks, bad or doubtful debts and product warranties. Actual costs in future periods may be different from the provisions established and any such differences would affect future earnings of the Group.
     The provisions are established at levels appropriate to the circumstances within individual Group business units, and not on a Group-wide systematic basis. It is therefore considered that any estimate of the impact on annual Group operating profit of any change in such provisions may not be meaningful. Nevertheless, a change of ten per cent in the level of provision for bad and doubtful debts at 30 September 2005 would have an impact of approximately £3 million on annual Group operating profit.
     The areas covered by critical accounting policies under UK GAAP do not materially differ from those under US GAAP. Further details of the differences between UK and US GAAP are given in note 30 to the financial statements.

Accounting
The Group’s accounting policies are based on accounting principles generally accepted in the UK (UK GAAP). During the year, the following new UK standards were issued:

FRS22 – Earnings per share
FRS23 – The effects of changes in foreign exchange rates
FRS24 – Financial reporting in hyperinflationary economies
FRS25 – Financial instruments: Disclosure and presentation
FRS26 – Financial instruments: Measurement
FRS27 – Life assurance
FRS28 – Corresponding amounts
RS1– Operating and financial review

None of these standards are effective for the Group for the financial year ended 30 September 2005. The accounts for the financial year ended 30 September 2005 have therefore been prepared on an accounting basis consistent with that applied in the financial year ended 30 September 2004. With effect from 1 October 2005 the Group’s accounting policies will be based on International Financial Reporting Standards, as outlined in the following section.

International Financial Reporting Standards
In accordance with EU legislation, the Group is required to adopt International Financial Reporting Standards (IFRS) in accounting periods commencing on or after 1 January 2005. Accordingly, IFRS will first apply to the Group’s financial statements for the financial year commencing 1 October 2005. Results for the quarter ending 31 December 2005, which will be announced in February 2006, will be presented on an IFRS basis. In January 2006 the Group intends to present results for each quarter of the financial year to 30 September 2005 restated on an IFRS basis.
     The Group established an IFRS project team in 2003.This is overseen by a formal steering committee, which includes the Group finance director. There have been regular reports on progress to the audit committee and executive management board. A comprehensive training programme has been undertaken covering Group finance personnel worldwide. The Group’s auditors have been kept informed of, and consulted on, the development of the IFRS project and the preparation and implementation of the new Group accounting policies.
     The Group is still in the process of finalising the full effects of adopting IFRS but management is confident that all areas have been identified where significant differences will arise between UK GAAP and IFRS. These areas are set out below.This is based on the IFRS that are expected to be in effect for the year to 30 September 2006. However, it is possible that there could be further changes to IFRS and interpretations prior to this date. The Group has elected to adopt early the amendment to IAS19 as set out below, but does not currently intend to adopt early any other IFRS or interpretations.

The principal differences which management expects to affect the Group are as follows:
a)	Goodwill. Under UK GAAP, goodwill is amortised over a period up to a maximum of 20 years. Under IFRS, goodwill is not amortised but instead is reviewed for impairment annually.
b)	Share based payments. Under UK GAAP the cost of share options is calculated by reference to their intrinsic value, which means that there is no charge for options granted at the market price. Under IFRS, the Group will record a charge for the fair value of all share options including Save As You Earn schemes.
c)	Taxation. Preliminary estimates indicate that the tax rate will be slightly higher under IFRS and the impact will be fully quantified as part of the restated results to be announced in January 2006.
d)	Pensions. The Group has already adopted FRS 17 under UK GAAP. The equivalent IFRS is IAS 19 and the Group intends to adopt early the amendment to IAS 19 allowing for immediate recognition of actuarial gains and losses in a Statement of Recognised Income and Expense. Accordingly, the impact of accounting for pensions under IFRS will be similar, although not identical, to UK GAAP and as a result management does not expect a significant impact on earnings. There will be a difference in presentation in the balance sheet, and differences relating to the calculation of certain assets and liabilities. Under UK GAAP, net pension assets or liabilities are shown after deduction of the appropriate deferred tax. Under IFRS, net pension assets or liabilities are shown before the deduction of any deferred tax, which is then included with other deferred tax items.

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62	The BOC Group plc Annual report and accounts 2005	Financial review

e)	Foreign exchange. There are certain differences in the requirements of IAS 21 compared to UK GAAP in respect of functional currencies and in relation to the accounting for foreign exchange on loans between Group companies. This is an area where there may be increased volatility in the Group’s ongoing results on an IFRS basis compared to UK GAAP arising from exchange gains and losses.
f)	Financial instruments. The Group will adopt IAS 39 on 1 October 2005 in line with the exemption under IFRS 1. This standard impacts the accounting for a range of financial instruments and embedded derivatives. The Group has few financial instruments and they are predominantly related to managing currency and interest rate risk. The Group has reviewed its financial instruments and has concluded that at present they meet the requirements to enable it to apply hedge accounting. Embedded derivatives typically arise from escalation clauses in contracts with customers to recover cost increases. Whilst the impact is not material at 1 October 2005, embedded derivatives may give rise to greater volatility in the Group’s earnings arising from marking to market the underlying derivative.

The adoption of IFRS will also result in a number of changes to the presentation of the financial statements including disclosures. For example, the Group’s share of the post-tax profit arising in joint ventures and associates will be shown as one line in the income statement rather than as part of Group turnover, operating profit and interest. There will be a number of other presentational changes including reclassifications within the balance sheet and a change to the layout of the cash flow statement.
     Overall, management believes that the impact of IFRS on earnings and net assets will be broadly neutral subject to the effects of IAS 21 and IAS 39 as noted above. Cashflows and the underlying economics of the business will not change.

US GAAP
The financial statements of the Group have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP.
     The US accounting information in note 30 to the financial statements gives a summary of the principal differences between the amounts determined in accordance with the Group’s accounting policies (based on UK GAAP) and amounts determined in accordance with US GAAP, together with the reconciliation of net profit and shareholders’ funds from a UK GAAP basis to a US GAAP basis and a movement in shareholders’ funds on a US GAAP basis.
     The net income for the year ended 30 September 2005 under US GAAP was £326.7 million (2004:£297.7 million, 2003: £264.3 million), compared with the net profit of £367.0 million in 2005 (2004: £264.0 million, 2003: £219.1 million) under UK GAAP. Shareholders’ funds at 30 September 2005 under US GAAP were £2,122.2 million (2004: £1,920.1 million), compared with £1,942.0 million (2004: £1,675.3 million) under UK GAAP. The difference primarily results from the differing accounting treatment of pensions, goodwill, financial instruments, investments, fixed asset revaluations, deferred tax and variable interest entities.

Related party transactions
During the year, interest income of £13.8 million (2004: £7.3 million, 2003: £7.6 million) was received from the Cantarell joint venture in Mexico.
     During the year, the Group was invoiced £45.9 million in respect of purchases of production plants from Linde BOC Process Plants in the US.At 30 September 2005, £1.9 million was payable in respect of these invoices. No material purchases were made in 2004 or 2003.
     The Group had no other material related party transactions that might reasonably be expected to influence decisions made by the users of these accounts.

Exchange rates
The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling.
     The effects of fluctuations in the relationship between the various currencies are extremely complex and variations in any particular direction may not have a consistent impact on the reported results. In terms of average rates for the year, in 2005 sterling strengthened against two of the four principal currencies affecting the Group: by three per cent against the US dollar and by two per cent against the Japanese yen. Sterling weakened by two per cent against the Australian dollar and by three per cent against the South African rand.
     In 2004, sterling strengthened against the US dollar and the Japanese yen. Sterling weakened against the Australian dollar and the South African rand.
     In 2003, sterling strengthened against the US dollar and the Japanese yen. Sterling weakened against the Australian dollar and the South African rand.

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Financial review	63

The rates of exchange to sterling for the currencies which have principally affected the Group’s results over the last five years were:

	2005	2004	2003	2002	2001

US dollar
At 30 September	1.77	1.81	1.66	1.57	1.47
Average for the year	1.85	1.79	1.60	1.47	1.44
Highest rate during year	1.95	1.90	1.69	1.58	1.50
Lowest rate during year	1.73	1.66	1.54	1.41	1.37

Australian dollar
At 30 September	2.32	2.50	2.45	2.89	2.98
Average for the year	2.41	2.47	2.62	2.77	2.76
Highest rate during year	2.56	2.68	2.89	3.00	3.03
Lowest rate during year	2.27	2.33	2.40	2.54	2.62

Japanese yen
At 30 September	200.51	199.44	185.60	191.45	175.09
Average for the year	198.20	195.17	191.01	184.34	170.04
Highest rate during year	205.25	206.90	199.49	193.05	181.26
Lowest rate during year	189.75	180.80	182.17	173.82	153.13

South African rand
At 30 September	11.25	11.72	11.57	16.58	13.24
Average for the year	11.54	11.85	13.24	15.64	11.47
Highest rate during year	12.46	13.33	16.41	19.49	13.26
Lowest rate during year	10.77	10.75	11.40	13.00	10.54

The average for the year is an average of daily rates. On 12 November 2005, the latest practicable date for inclusion in this report and accounts, the rates of exchange to sterling for the principal currencies were as follows: US dollar 1.74; Australian dollar 2.38; Japanese yen 206.55; South African rand 11.75.
The highest and lowest rates of exchange for sterling against the US dollar for the last six months were:

	May	June	July	August	September	October

High	1.90	1.84	1.77	1.81	1.84	1.79
Low	1.82	1.79	1.73	1.77	1.76	1.75

Principal operating companies
The following operating companies principally affect the amount of profit or assets of the Group:
•	The BOC Group Inc., a wholly-owned Delaware corporation and a subsidiary of The BOC Group Inc., a wholly-owned Nevada corporation;
•	BOC Limited, a wholly-owned English company;
•	BOC Limited, a wholly-owned Australian company;
•	Gist Limited, a wholly-owned English company;
•	Japan Air Gases Ltd, a Japanese company, in which the Group’s Japanese 99 per cent owned subsidiary holds 45 per cent;
•	African Oxygen Limited, a South African company, in which the Group’s shareholding is 56 per cent.

Supplier payment policy
The Group applies a policy of agreeing and clearly communicating the terms of payment as part of the commercial arrangements negotiated with suppliers and then paying according to those terms. In addition the UK-based businesses have committed to the ‘Better Payment Practice Code’. A copy of the code can be obtained from the Department of Trade and Industry, DTI Publications Orderline,Admail 528, London SW1W 8YT.
     For UK businesses, of amounts owing to suppliers, trade creditors represents 58 days at 30 September 2005.

Going concern
The directors are confident, after having made appropriate enquiries, that both the company and the Group have adequate resources to continue in operation for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts. Management believes that its current credit facilities provide sufficient working capital to meet the present requirements of its existing businesses and that the gearing ratio is appropriate given the nature of the Group’s activities.

Substantial holdings
Details of substantial holdings of Ordinary shares at 12 November 2005 are shown on page 141.

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64	The BOC Group plc Annual report and accounts 2005

Corporate governance

The BOC Group is committed to business integrity, high ethical values and professionalism in all its activities. As an essential part of this commitment, the board supports the highest standards of corporate governance.

Combined Code on Corporate Governance
BOC has applied the principles contained in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council and has complied throughout the year with the provisions set out therein as they applied to the company.

US Sarbanes-Oxley Act of 2002
BOC has securities registered in the US and, as a result, is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) that apply to foreign private issuers. Whilst the company already has a robust corporate governance framework in line with best practice under UK standards, the requirements of Sarbanes-Oxley were considered and adjustments made to comply with Sarbanes-Oxley as far as it applies to BOC. The board continues to monitor the implementation of the rules to ensure continued compliance.
     As recommended by the US Securities and Exchange Commission (SEC), BOC has established a disclosure committee. The committee comprises the Group finance director, Group legal director and representatives from the finance, company secretarial, treasury, investor relations, risk management and human resources functions. The committee meets regularly. It is responsible for overseeing and advising on the disclosure process for the quarterly announcements and on the content and form of the annual report and Form 20-F. To permit the signing of the certifications required by Sarbanes-Oxley the committee makes recommendations to the executive management board on the adequacy of Group disclosure controls and procedures.

New York Stock Exchange Corporate Governance Listing Standards
The New York Stock Exchange (NYSE) has in place listing standards related to the corporate governance practices of listed companies. BOC, as a foreign private issuer with American Depositary Shares listed on the NYSE, is required to comply with certain of these rules, in particular as they relate to audit committees, and must disclose any significant ways in which its corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. At this time BOC does not believe that there are any significant differences in the corporate governance practices followed by the company as compared to those followed by US domestic companies, except that the membership of the nomination committee is not composed entirely of independent non-executive directors. The membership of the nomination committee is however in line with the Combined Code on Corporate Governance, which permits membership of this committee to be composed of a majority of independent non-executive directors.

The board
There are 12 members of the board namely the chairman, five executive directors and six non-executive directors who collectively have responsibility for leadership of the company. This is considered to be the optimum size for the board, providing a balance between executive management and non-executives and bringing a good mix of skills and experience. As has been demonstrated during 2005 changes to the board’s composition can be managed without undue disruption. The directors holding office at the date of this report and their biographical details are given on pages 8 and 9. The executive directors are the chief executive, Group finance director and the three chief executives of the lines of business. Kent Masters was appointed chief executive, Industrial and Special Products and a member of the board on 1 March 2005 in place of John Walsh who resigned from the board on 1 March 2005. Alan Ferguson joined the company as Group finance director on 15 September 2005 and was appointed to the board on 30 September 2005 in place of René Médori who resigned on 31 May 2005.
     The board believes that executive directors and members of the executive management board can gain valuable experience and knowledge by taking on non-executive directorships of other listed companies. Such appointments are subject to review by the nomination committee and approval of the board and, unless otherwise agreed, only one non-executive directorship may be held in a FTSE100 company. Executives are permitted to retain any fees in respect of such external appointments, details of which are set out in the report on remuneration on page 76.
     The roles of chairman and chief executive have been separate since 1994. Rob Margetts as chairman leads the board, ensuring that each director, particularly the non-executive directors, is able to make an effective contribution. He monitors, with assistance from the company secretary, the information distributed to the board to ensure that it is sufficient, accurate, timely and clear. He meets twice a year with the non-executive directors without the executive management present. Between meetings, the chairman has responsibility for maintaining the integrity and effectiveness of the board. This requires his interaction with the chief executive between board meetings, as well as his contact with other board members and shareholders. Tony Isaac as chief executive maintains day-to-day executive management responsibility for the Group’s operations, implementing Group strategies and policies agreed by the board. The division of responsibilities between the chairman and chief executive has been agreed by the board.

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Corporate governance	65

During the year Rob Margetts’ commitments have not changed. Details are set out in his biography on page 8. During 2005, as part of the board evaluation process, the non-executive directors, led by Sir Christopher O’Donnell as the senior independent director, reviewed the chairman’s performance and considered this against the background of his other commitments. In their view the chairman has performed well against all the measured criteria. He has consistently demonstrated full commitment to his responsibilities at BOC and he has always made himself available when circumstances have required additional time commitment. Rob Margetts’ appointment as chairman assumes he will spend approximately one and a half days a week on activities at BOC. The board is satisfied that he has the personal commitment, the available time, including additional time should circumstances demand it, to fulfil his responsibilities as chairman. Furthermore, the board is of the view that Rob Margetts’ expertise and the continuity that he brings to the post of chairman, is of great benefit to BOC.
     The senior independent director is Sir Christopher O’Donnell. He has responsibility for chairing meetings of the non-executive directors at which the chairman’s performance is appraised. He is also available to shareholders should they have any concerns which contact through other channels has failed to resolve or for which such contact may be inappropriate.
     During the year Iain Napier and Julie Baddeley resigned as independent non-executive directors on 22 December 2004 and 28 February 2005 respectively. Rebecca McDonald was appointed as a non-executive director on 1 July 2005. Non-executive directors are initially appointed for a three year term after which, whilst not automatic, their appointment may be extended for a second term subject to mutual agreement and shareholder approval.
     The Group has long recognised the vital role that non-executive directors play in ensuring high governance standards. BOC has for many years had high calibre non-executive directors who bring a wide range of experience and expertise to the BOC board. The board has determined that all the non-executive directors are independent in accordance with the definition of that term in the Combined Code on Corporate Governance and the New York Stock Exchange listing standards and that they have no relationships which could materially interfere with the exercise of their independent judgement.
     The board has considered the position of Matthew Miau and determined that he is independent, notwithstanding that he is also a non-executive director of BOC Lienhwa Industrial Gases Company Limited, a 50:50 joint venture in Taiwan between BOC and Lien Hwa Industrial Corporation. He is a representative of Lien Hwa Industrial Corporation, a Taiwanese company. He does not have any executive responsibilities with either company. Matthew Miau is the chairman of MiTAC-Synnex Group, a major electronics organisation with a turnover greater than that of BOC, and he brings considerable expertise in the electronics and semiconductor markets and an Asian business perspective to the board of BOC. The turnover of the joint venture attributable to BOC represents approximately one per cent of the Group’s total turnover. The board has satisfied itself that neither this association nor the time period with which he has been connected with the company are of sufficient significance to either BOC or Matthew Miau to compromise his independence.
     The board has a formal schedule of matters reserved to it. In particular the board’s main focus is on strategic and policy issues, reviewing objectives and performance and the overall management of the Group. The board also has responsibility for the review and monitoring of key company policies in such areas as risk management, corporate governance, treasury matters and corporate social responsibility including safety, environment and the Code of Conduct as well as all matters relating to the company’s listings on the London and New York Stock Exchanges. On an annual basis the board reviews the senior managers and their succession and development plans. The board has to approve all Group commitments in excess of £25 million. Presentations are made to the board on major projects and periodic reviews are given by management from each of the lines of business and Gist. The board delegates certain functions to committees. There are six board committees, details of which are given below.
     The board meets six times a year, with two meetings held at major operating subsidiaries. One of the board meetings is combined with a strategy meeting lasting over a two day period. The meetings held at operating sites provide the opportunity for the board to meet with the local management teams and receive presentations about the local business operations. During 2005 the board visited the Group’s operations in South Africa and Poland.

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66	The BOC Group plc Annual report and accounts 2005	Corporate governance

The attendance of directors at board and principal board committee meetings during the year are detailed in the chart below:

		Audit	Nomination	Remuneration
	Board	committee	committee	committee
	(six meetings)	(four meetings)	(six meetings)	(six meetings)

Rob Margetts	6	n/a	6	n/a
Tony Isaac	6	n/a	6	n/a
Julie Baddeley[1]	3	2	3	3
John Bevan	6	n/a	n/a	n/a
Andrew Bonfield	6	4	6	6
Guy Dawson	6	4	6	6
Alan Ferguson[2]	n/a	n/a	n/a	n/a
Kent Masters[3]	3	n/a	n/a	n/a
Rebecca McDonald[4]	1	1	1	1
René Médori[5]	5	n/a	n/a	n/a
Matthew Miau[6]	6	2	6	5
Iain Napier[7]	1	1	2	2
Sir Christopher O’Donnell	6	4	6	6
Anne Quinn	6	4	6	6
’Raj’ Rajagopal	6	n/a	n/a	n/a
John Walsh[8]	3	n/a	n/a	n/a

1.	Julie Baddeley resigned on 28 February 2005 and she attended all board and committee meetings up to her resignation.
2.	Alan Ferguson was appointed on 30 September 2005. This being the last day of the financial year he did not attend any board meetings.
3.	Kent Masters was appointed on 1 March 2005 and he has attended all board meetings since his appointment.
4.	Rebecca McDonald was appointed on 1 July 2005 and she has attended all board and committee meetings since her appointment.
5.	René Médori resigned on 31 May 2005 and he attended all board meetings up to his resignation.
6.	Matthew Miau missed three committee meetings due to conflicts in his schedule.
7.	Iain Napier resigned on 22 December 2004. He attended all committee meetings up to his resignation but missed one board meeting due to a conflict in his schedule.
8.	John Walsh resigned on 1 March 2005 and he attended all board meetings up to his resignation.

Throughout 2005 the company continued to maintain directors’ and officers’ insurance.
     There is a well established procedure enabling any director, in the furtherance of his or her duties as a BOC director, to seek independent professional advice at the company’s expense.
     All directors have access to the advice and services of the company secretary. The company secretary is responsible for ensuring that the correct board procedures are followed and advises the board on all corporate governance matters. In addition the company secretary manages the provision of information and documentation, notably meeting papers, to the board promptly with enough time to enable them to prepare fully for any meeting. Both the appointment and the removal of the company secretary are matters for the whole board.

Induction and professional development
Upon joining the board, new directors are required to undertake a full induction comprising, as appropriate to the individual, site visits, meetings with the line of business chief executives, each member of the executive management board and also key advisers. New directors are also advised of their legal and other duties and obligations as a director of a listed company. This is supplemented by a reference binder, which is regularly updated, including information about the board, the committees, directors’ duties, procedures for dealing in the company’s shares and other regulatory and governance matters.
     Appropriate training and briefings are available to all directors on appointment and subsequently, as necessary, taking into account their individual qualifications and experience and any training requirements identified during the annual performance review process. The company secretary monitors the availability and suitability of external courses, details of which are circulated to the board. During the year certain directors attended external seminars relating to specific areas of their responsibility. The board receives regular briefings on governance and regulatory matters affecting the Group and its market sector activity and also on litigation relating to the Group.
     The non-executive directors have full access to management and both internal and external auditors, and are encouraged to stay fully abreast of the Group’s business, aided by site visits and meetings with senior management.

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Corporate governance	67

Performance evaluation
In line with the board’s decision to alternate each year between an internally and an externally facilitated review process, during 2005 an externally facilitated review was undertaken with the emphasis on continuous improvement and effectiveness of the board, its committees and the individual directors. The review focused on matters such as the role and organisation of the board, the monitoring of Group performance, board leadership and culture and board priority tasks including strategy and safety. The effectiveness of each of the principal committees was evaluated as was the performance of each director. The chairman met with each director to give feedback on his or her individual performance.
     The results of the review were presented to the board. The chairmen of each of the audit, nomination and remuneration committees reviewed the results of the evaluation of each committee at meetings of their respective committees. The results were very positive, showing an improvement in performance overall since the previous review. Where areas for improvement have been identified, actions are being agreed. From the results of the 2005 review the board and principal committees are comfortable that they are operating effectively and that all directors continue to contribute effectively and are committed to their respective roles at BOC.
     Sir Christopher O’Donnell, as senior independent director, led a meeting of the non-executive directors to review the performance of the chairman. Comments on the chairman’s performance are given on page 65.

Board committees
There are six board committees to which the board delegates specific areas of responsibility as described below. The terms of reference of the audit, nomination and remuneration committees are available on the company’s website (www.boc.com) or upon request to the company secretary.
     Whilst only the members of each committee are entitled to attend the respective committee meetings, the chairmen of each committee invite, as they consider appropriate, management and advisers to certain meetings to assist the committees in carrying out their duties.

Audit committee
Members:Andrew Bonfield, Guy Dawson, Rebecca McDonald, Matthew Miau, Sir Christopher O’Donnell (chairman) and Anne Quinn. All members are independent non-executive directors. Secretary: Nick Deeming.

The primary objective of the audit committee is to assist the board of directors in fulfilling its responsibilities related to:
•	financial reporting and quarterly results announcements;
•	ensuring the independence and objectivity of the Group’s external auditors;
•	determining the adequacy and effectiveness of the internal control environment.

The audit committee reviews its terms of reference on an annual basis.
     The audit committee meets four times a year, the agendas being organised around the company’s financial reporting cycle. Members’ attendance at meetings is detailed on page 66 and their qualifications are on pages 8 and 9. Time is set aside at one of these meetings for the committee to meet with the internal and the external auditors separately without the executive management present. The committee reviews the effectiveness of internal controls, matters raised by the internal and external auditors in their regular reports to the committee and the quarterly financial statements prior to their release, as well as the arrangements by which staff of the Group may, in confidence, raise concerns. The committee also monitors that an appropriate relationship between BOC and the external auditors is maintained and reviews the policies and procedures in place to ensure the independence and objectivity of the audit. The work undertaken by the committee during 2005 is described in more detail in its report below.
     Andrew Bonfield is considered by the board to be the audit committee financial expert. He is considered to be independent in accordance with the definition of that term in the Combined Code on Corporate Governance and the NewYork Stock Exchange listing standards. All other members of the committee are financially literate.

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68	The BOC Group plc Annual report and accounts 2005	Corporate governance

Audit committee report
In 2005 the audit committee discharged its responsibilities as set out in the terms of reference and the specific matters reviewed by the committee included:
i)	interim and full year financial results and announcement statements;
ii)	interim and full year report from the internal audit function of progress against the 2005 audit plan and effectiveness of internal controls;
iii)	the Group’s project to comply with the requirements of Section 404 of the US Sarbanes-Oxley Act.
This review included the project plan, progress against the plan and matters arising in the implementation of the plan;
iv)	details of the Group’s project to transition to International Financial Reporting Standards from 2006;
v)	the external audit plan for 2005 presented by the Group’s auditors, PricewaterhouseCoopers LLP (PwC).
This review included the audit objectives, auditor independence and objectivity policies managed by PwC, partner rotation, audit scope, team, timetable deliverables and fee proposal;
vi)	the annual report disclosure items relevant to the audit committee. Included in this review were the Group’s critical accounting policies, the going concern statement, the report on risk and internal controls and the risk factors statement. The audit committee also reviewed the disclosure control review procedures employed by the Group which enabled the chief executive and Group finance director to sign the Section 302 and 906 certificates pursuant to the US Sarbanes-Oxley Act;
vii)	the external auditors’ report to the committee for 2005;
viii)	the independence and objectivity of the external auditors, including a review of non-audit fees. The audit committee has reviewed and approved a policy for the provision of non-audit services by the external auditors. This policy has been in place since 2002 and defines services which can be provided by the auditors. The policy also specifies which services cannot be provided. The policy requires all non-audit services to be approved in advance by the audit committee, which has delegated this task to the chairman of the audit committee. The approval process requires full disclosure of the objectives and scope of the services to be performed and fee structure. The audit committee reviews all approved services at subsequent meetings. The auditors are permitted to perform non-audit services only if the scope of work is within the terms of the policy and there is a business benefit to the Group in these services being performed by the external auditors rather than an alternative supplier. The level of the fee spend is closely monitored to ensure independence and objectivity of the audit is maintained. Further details of actual fees paid to external auditors are given in note 2c) on page 97;
ix)	the procedures by which staff can report, in confidence, any matters of a financial or non-financial nature alleging breaches of the Group’s Code of Conduct. The audit committee also reviewed the procedures by which allegations are reported to senior management and the audit committee.

During this period the audit committee met with the Group’s external auditors without the presence of management. The audit committee also met with the Group’s head of internal audit without the presence of management. The head of internal audit has access to the chairman of the audit committee, if necessary, outside of meetings.
     Regular attendees to audit committee meetings, at the invitation of the chairman of the committee, include: the chairman, chief executive, Group finance director, director of risk management, head of business assurance audit, director financial planning and control, and the external auditors. Other senior managers are invited to attend as required to participate in presentations or discussions to enable the committee to discharge its duties.
     The audit committee concludes that, based on the foregoing, it has discharged its responsibilities as set out in the terms of reference and is satisfied that auditor independence and objectivity have been maintained.

Nomination committee
Members:Andrew Bonfield, Guy Dawson,Tony Isaac, Rob Margetts (chairman), Rebecca McDonald, Matthew Miau, Sir Christopher O’Donnell and Anne Quinn. The majority of members are independent non-executive directors. Secretary: Nick Deeming.
     The nomination committee reviews its terms of reference on an annual basis.
     The nomination committee meets periodically as required but at least annually. During 2005 the committee met six times. Members’ attendance at meetings is detailed on page 66. The committee primarily monitors the composition and balance of the board and its committees, and identifies and recommends to the board the appointment of new directors. The committee also keeps under review the board committee structure and the composition of each committee and makes recommendations to the board of any changes considered necessary. Whilst the chairman of the board chairs this committee he is not permitted to chair meetings when the appointment of his successor is being considered or during discussions regarding his performance.
     The committee reviews annually the succession plans for the executive directors and the executive management board. During 2005 the vacant roles of chief executive, Industrial and Special Products and Group human resources director were both filled by internal candidates. The committee also considers the reappointment of non-executive directors upon expiry of their term of office and the proposals for re-election of directors retiring by rotation at the Annual General Meeting. Directors submit themselves for re-election at regular intervals and at least every three years in accordance with the company’s Articles of Association and the Combined Code on Corporate Governance. During these deliberations consideration is given to the results of the annual board evaluation. The evaluation process is explained in more detail above. The Notice of Annual General Meeting is contained in a separate circular and details the directors who will be standing for election and re-election at the meeting.

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Corporate governance	69

During the year one new non-executive director and two executive directors were appointed to the board. When considering the appointment of new directors the committee reviews the current balance of skills and experience on the board. A detailed specification is drawn up to include any specific knowledge or expertise that is considered of future benefit to the board and having regard to the business throughout the Group and the overall business strategy. For executive vacancies internal candidates identified through the succession planning process are always considered in the first instance. External search consultants are used to identify suitable candidates for non-executive positions or where alternative candidates are required for executive vacancies. The consultant draws up a short list of candidates for consideration. The committee then reviews and evaluates the short listed candidates before submitting its recommendation to the board as a whole.

Remuneration committee
Members:Andrew Bonfield, Guy Dawson (chairman), Rebecca McDonald, Matthew Miau, Sir Christopher O’Donnell and Anne Quinn. All members are independent non-executive directors. Secretary: James Cullens.
     The remuneration committee reviews its terms of reference on an annual basis.
     The remuneration committee meets six times a year. Members’ attendance at meetings is detailed on page 66. The committee recommends to the board the policy on executive directors’ remuneration and the specific remuneration, benefits and terms of employment of each executive director. The committee’s full report on directors’ remuneration is set out on pages 72 to 83.

Pensions committee
Members: Guy Dawson (chairman),Alan Ferguson,Tony Isaac, Rob Margetts. Secretary: Stephen Pegg, Corporate pensions director.
     The pensions committee meets twice a year and oversees the review of governance and control procedures applying to all employee retirement benefit plans, and reviews and makes recommendations on the investment policies and strategies applied to the Group’s retirement benefit plans.

Executive management board
The members of the executive management board are detailed on pages 10 and 11 and are considered as the officers of the company. The executive management board is chaired by Tony Isaac. All members held office throughout the year ended 30 September 2005 except that John Walsh resigned on 31 March 2005, Rob Lourey resigned on 30 April 2005 and René Médori resigned on 31 May 2005. James Cullens, Group human resources director, became a member of the executive management board on 30 April 2005 and Alan Ferguson, Group finance director, did so on 15 September 2005. There have been no further changes up to the date of this report.
     The executive management board meets regularly having primary authority for the day-to-day management of the Group’s operations and policy implementation in line with the Group’s strategy agreed by the board.

Investment committee
Members: John Bevan, Alan Ferguson,Tony Isaac (chairman), Kent Masters, Mark Nichols, ’Raj’ Rajagopal, and representatives from the finance function.
     The investment committee meets regularly and reviews and approves Group commitments up to £25 million as delegated by the board. Group commitments over £25 million are presented to the board for approval on recommendation from the committee.

Accountability and audit
Statements of the respective responsibilities of the directors and auditors for these accounts are set out on pages 84 and 85.

Risk management and internal controls
This statement of compliance with the Combined Code on Corporate Governance in respect of risk management and internal controls is in line with the arrangements set out by the Financial Reporting Council.
     The board has overall responsibility for the Group’s system of risk management and internal controls. The schedule of matters reserved to the board ensures that the directors maintain full and effective control over all significant strategic, financial, organisational and compliance issues.

Risk management in BOC The BOC risk management programme assists management throughout the Group to identify, assess and mitigate business risk on a continuous basis.
     The objective of risk management within BOC is to improve performance and decision making through identification, assessment and mitigation of key risks.
     A dedicated central team of risk management specialists is responsible for delivering the risk management programme. During 2005 approximately 86 risk workshops or reviews have been conducted covering a broad range of matters. These include risks in strategy, risks in meeting business unit targets, risks in acquisitions or ventures and risks in major projects.
     The risk management process operates on a global basis and covers the Group’s key risks, lines of business, business units and corporate functions.
     The output from each risk assessment is a set of prioritised risks with associated action plans. Line management retains responsibility for completion of action plans. Progress of action plans is monitored and reported.
     A report on the risk management process is provided to the board twice a year. These reports include reviews of key strategic risks to the Group as well as the individual lines of business and identifies the status of action plans against key risks.

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70	The BOC Group plc Annual report and accounts 2005	Corporate governance

Internal controls in BOC The directors have delegated to executive management the establishment and implementation of a system of internal controls appropriate to the various business environments in which it operates. The Group operates under a system of controls that has been developed and refined over time to meet its current and future needs and the risks and opportunities to which it is exposed. These controls, which are communicated through various operating and procedural manuals and processes, include but are not limited to:
•	The definition of the organisational structure and the appropriate delegation of authorities to operational management;
•	Procedures for the review and authorisation of capital investments through the investment committee including post-acquisition reviews and appraisals;
•	Strategic planning and the related annual planning process including the ongoing review by the board of the Group’s strategies;
•	The establishment of individual business unit annual performance targets and the quarterly business review of actual performance;
•	The monthly financial reporting and review of financial results and other operating statistics such as the health and safety reports as well as the Group’s published quarterly financial statements, which are based on a standardised reporting process;
•	Accounting and financial reporting policies to ensure the consistency, integrity and accuracy of the Group’s accounting records;
•	Specific treasury policies and objectives and the ongoing reporting and review of all significant transactions and financing operations.

The internal control system is monitored and supported by an internal audit function that operates on a global basis and reports its results on the Group’s operations to management and the audit committee. The work of the internal auditors is focused on the areas of greatest risk to the Group determined on the basis of a risk management approach to audit.
     There have been regular reviews by the audit committee of the board of the effectiveness of the Group’s overall internal control processes throughout the year.
     During 2005 the Group has developed and progressed its plan to meet the requirements of Section 404 of the US Sarbanes-Oxley Act 2002 which is a requirement for BOC with effect from 2006. The internal audit function has played an important role in developing and implementing the plan to identify, document and test key controls over financial reporting as required by Section 404 and will have a significant role in supporting management’s evaluation of design effectiveness and operational effectiveness of these controls.
     The directors therefore believe that the Group’s system of risk management and internal controls provides reasonable but not absolute assurance that assets are safeguarded, transactions are authorised and recorded properly and that material errors and irregularities are either prevented or would be detected within a timely period.
     Having reviewed its effectiveness, the directors are not aware of anything in the Group’s system of internal controls during the period covered by this report and accounts which would render them ineffective.
     There were no changes in the Group’s internal controls over financial reporting that occurred in the year ended 30 September 2005 that have materially affected, or are reasonably likely to affect, the Group’s internal control over financial reporting.

Disclosure controls and procedures
The chief executive and Group finance director, based on the evaluation of the effectiveness of the Group’s disclosure controls and procedures as of the end of the period covered by this annual report and accounts, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective.

Going concern
The directors’ report on going concern is included in the financial review on page 63.

Communication with shareholders
The board considers communication with shareholders, whether institutional, private or employee shareholders, to be extremely important. A variety of communication mechanisms are used by the company. Financial results are published quarterly, and half year and annual reviews are sent to all shareholders. Copies of the full annual report are available by election or on request. The company’s website (www.boc.com) provides financial and other business information about The BOC Group. It contains an archive of past announcements and annual reports, share price information and a calendar of events as well as BOC’s social responsibility policies, including the company’s Code of Conduct. There are also facilities in place to enable shareholders to receive communications from the company in electronic form rather than by mail and for shareholders to provide their proxy votes for the Annual General Meeting by electronic means.
     The Annual General Meeting provides an opportunity for shareholders to question directors about the company’s activities and prospects. The chairmen of each of the principal board committees are normally present. Members of the board meet informally with shareholders after the meeting. During the year responses are given to letters received from shareholders on a variety of subjects.
     Separate resolutions are proposed for each substantially separate item of business proposed at the Annual General Meeting. All resolutions will be voted on by taking a poll, with an indicative result advised to the meeting and the verified result announced as soon as practicable after the meeting. The proxy voting result will also be available on the company’s website (www.boc.com).

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Corporate governance	71

There is a programme of regular dialogue with major institutional shareholders and fund managers which is led by the chief executive and Group finance director although the chairman, senior independent director and other board members are offered the opportunity to attend meetings with major shareholders and are expected to do so if shareholders request. The company also maintains contact, when appropriate, through the chairman of the remuneration committee and other executive management to discuss overall remuneration policies and plans. Summaries of these discussions and meetings are provided to the board. In addition the board receives copies of most analysts’ and brokers’ reports issued on the company. Periodically the board receives presentations from external advisers on investor perceptions. These summaries, reports and presentations enable the directors to gain an understanding of the views and opinions of those with an interest in the company.
     The directors are supported by the company’s investor relations department, which is in regular contact with institutional shareholders, analysts and brokers. All contact with major shareholders, analysts, brokers and the media is controlled by strict company guidelines to ensure that any price sensitive information that has not been made generally available to all shareholders and potential investors is protected.

Annual General Meeting
The Annual General Meeting will be held at the Institution of Electrical Engineers (Lecture Theatre), Savoy Place, London WC2R 0BL on Friday 27 January 2006 commencing at 11.00 am. The Notice of Annual General Meeting, which includes explanations of all resolutions, is contained in a separate circular which is being sent to all shareholders more than 20 working days before the meeting.

Resolutions will seek approval to the following:
a)	receipt of the report and accounts;
b)	the dividend policy;
c)	reappointment of Kent Masters, Rebecca McDonald, Alan Ferguson, John Bevan, Matthew Miau and Sir Christopher O’Donnell as directors;
d)	reappointment of PricewaterhouseCoopers LLP as auditors and granting authority to the directors to fix their remuneration;
e)	approval of the directors’ remuneration report;
f)	renewal of the authority for the directors to allot shares;
g)	renewal of the authority for the directors to allot shares for cash other than to existing shareholders in proportion to their holdings;
h)	granting of general authority for the company to purchase its own shares up to a maximum of ten per cent of issued share capital. No purchases were made following last year’s authority; and
i)	amendments to the Articles of Association.

The report of the directors has been approved by the board and signed on its behalf by:

Nick Deeming Company Secretary
28 November 2005

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72	The BOC Group plc Annual report and accounts 2005
Report on remuneration

The remuneration committee
The remuneration committee comprises all the independent non-executive directors, namely Guy Dawson (chairman),Andrew Bonfield, Matthew Miau, Sir Christopher O’Donnell,Anne Quinn and Rebecca McDonald (appointed 1 July 2005). Whilst neither the Group chairman nor the chief executive are members of the remuneration committee they both attend the meetings by invitation but are not present when their personal remuneration is discussed and reviewed. The Group human resources director acts as secretary to the committee and provides it with information and data from national and international surveys. He is assisted by the Group compensation and benefits director. In addition the remuneration committee has appointed Towers Perrin to advise on the remuneration arrangements for senior executives.
The remuneration committee sets the overall remuneration policy of the Group and makes recommendations to the board on the framework of executive remuneration. It meets six times a year. Individual member attendance at the meetings is shown on page 66. The terms of reference are reviewed annually to ensure that they conform with best practice. Specifically, the remuneration committee determines, on behalf of the board, the detailed terms of service of the executive directors and other members of the executive management team including basic salary, performance-related bonus arrangements, benefits in kind, long-term incentives and pension benefits. The remuneration committee also reviews the remuneration of the chairman, following a recommendation from the chief executive and the senior independent director. The board as a whole determines the non-executive directors’ fees.

Remuneration policy
BOC’s remuneration policy for executive directors and other executive management is designed to attract and retain executives of the highest calibre so that the Group is managed successfully to the benefit of its stakeholders. In setting remuneration levels the remuneration committee takes into account the remuneration practices found in other UK listed companies of similar size, internationality and complexity. The policy is to pay salaries and total remuneration around mid-market levels for on target performance and to provide the opportunity, via annual and long-term incentives, for executives to be rewarded at the 75th percentile if this is justified by the achievement of top of the range performance goals. It is the view of the remuneration committee that performance-related remuneration should form a substantial element of total remuneration. Based on assumptions about expected values for awards from the Long-Term Incentive Plan (LTIP) and the Share Matching Plan (SMP), the proportion of performance-related remuneration to fixed remuneration (excluding pensions and benefits in kind) for current arrangements is approximately 67 per cent to 33 per cent (see chart 1).
Last year, the remuneration committee made a number of changes to the performance-related elements of the executive remuneration package. These changes were approved by shareholders at the Annual General Meeting in January 2005. The changes included the ceasing of option awards under the Executive Share Option Scheme, an increase in target and maximum value of the Variable Compensation Plan (VCP) with one third of the bonus being compulsorily transferred into a new SMP, and an increase in the maximum award level for the LTIP. The increase in the maximum LTIP award level was to ensure that the remuneration committee has the flexibility to remain fully competitive in the event that a higher level of award was required for an appointment to an executive role. The remuneration committee does not propose to make any significant changes to the executive remuneration package this year.

Remuneration components

Basic salary Salaries for executive directors and executive management board members are based on median market rates drawn from market data provided by remuneration consultants,Towers Perrin, and take account of an executive’s experience, responsibilities and performance. Performance is assessed both from an individual and business perspective. Remuneration for those executives of businesses outside the UK is denominated in the local currency.

Benefits in kind Benefits in kind comprise company car benefits and membership of BOC’s healthcare insurance scheme. Where appropriate, directors on international assignment receive overseas allowances such as housing and children’s education fees. These allowances are on similar terms to those applying to other employees on the international programme. Such benefits are in line with those offered by peer group companies. Benefits in kind do not form part of pensionable earnings.

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Report on remuneration	73

Variable Compensation Plan (VCP) The executive directors and senior management participate in the variable compensation bonus plan. The plan focuses on annual objectives and links individual performance with business plans. Last year, as part of the review of performance-related elements of the executive remuneration package, the remuneration committee agreed that the target and maximum value of the VCP be increased to 110 per cent and 160 per cent of salary respectively and that one third of the VCP bonus be compulsorily deferred into the Share Matching Plan. Details of the plan are shown on page 74. The financial targets for the executive directors and other executive management board members are set on an annual basis by the remuneration committee and performance against these targets is reviewed by the remuneration committee on a six monthly basis. The remuneration committee considers that a six monthly review acts as a significant incentive and is conducive to sustaining performance throughout the year. The financial targets are based equally on adjusted earnings per share (EPS) and adjusted return on capital employed (ROCE) at Group level. Adjusted means excluding exceptional items. Bonuses are assessed two thirds on these financial targets with the remaining third based on personal objectives. These are based on BOC’s strategic priorities and include safety, growth, people and change management and productivity. Performance is measured against key performance indicators determined during formal appraisals. There is a threshold performance level below which no bonus is paid. For the financial year 2005 the financial targets set by the remuneration committee were EPS 66p and ROCE 15.3 per cent and the achievement against these targets was EPS 64.3p and ROCE 15.3 per cent. The bonus payable in respect of the financial targets amounts to 58.6 per cent of salary. In addition, an amount equal to 29.3 per cent of salary has been deferred into the Share Matching Plan.
      The bonuses for the executive directors and other members of the executive management board are paid half yearly following the remuneration committee review. Details of the payments to directors are included in the directors’ remuneration for the year on page 78.

Current long-term incentive arrangements

Long-Term Incentive Plan (LTIP) Executive directors, members of the executive management board and a number of other key executives selected from the company’s global operations participate in the LTIP. The remuneration committee has the discretion to grant awards up to a maximum of 2.5 times salary. The award made in November 2004 to the chief executive was based on 2 times salary and for other board directors 1.5 times salary. There are three performance conditions: total shareholder return (TSR), adjusted earnings per share (EPS) and adjusted return on capital employed (ROCE). Up to one third of the award could vest in respect of each performance condition.
      The TSR performance condition compares BOC’s TSR performance with two separate comparator groups, a UK comparator group comprising 31 industrial and manufacturing companies and a global industrial gases group of six leading companies as follows:

UK group

Aggregate Industries	BPB	Invensys	Scottish & Southern Energy
AMEC	Centrica	Johnson Matthey	Scottish Power
Anglo American	Corus Group	Kelda Group	Severn Trent
AWG	FKI	National Grid Transco	Shell Transport &Trading
BAE Systems	Hanson	Pilkington	Smiths Group
BG Group	IMI	Rio Tinto	Tomkins
BHP Billiton	ICI	RMC Group	United Utilities
BP	International Power	Rolls-Royce

Aggregate Industries and RMC Group were taken over in 2005. Their TSR performance to the point at which they were taken over has been included in the performance measurement.

Global gases group

Airgas	(US – S&P 500 Index)
Air Liquide	(France – CAC 40 Index)
Air Products & Chemicals	(US – S&P 500 Index)
Linde	(Germany – DAX 30 Index)
Taiyo Nippon Sanso	(Japan – NIKKEI 225 Index)
Praxair	(US – S&P 500 Index)

The BOC Group	(UK – FTSE100 Index)

When determining BOC’s performance relative to the global gases group, the TSR for BOC and the comparator companies is adjusted (adjusted TSR) so that it reflects the excess (or shortfall) in returns relative to the local stockmarket index where each company has its primary listing. The nationality and the local stockmarket index that is used to calculate the adjusted TSR for each company is shown in the parentheses.

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74	The BOC Group plc Annual report and accounts 2005	Report on remuneration

For the awards made in November 2004 which will vest in November 2007, the target set by the remuneration committee is such that if the company’s TSR position measured over a three year period is median in respect of both comparator groups, then 40 per cent of the shares in respect of the TSR part of the award will vest. If the company’s TSR position is upper quartile, all of the shares in respect of the TSR part of the award will vest. If the TSR performance is between the median and upper quartile, a proportion of between 40 per cent and all of the shares in respect of the TSR part of the award will vest. If the company’s TSR position is below the median for both comparator groups, the TSR part of the award will lapse. The same TSR performance criteria were used for the awards made in the financial year 2004. The remuneration committee has decided that for any awards made in the financial year 2006 onwards, 25 per cent rather than 40 per cent of the shares for the TSR part of the award will vest at median.
     The adjusted EPS performance condition is based on the company’s EPS relative to three year targets on a sliding performance scale. For the awards made in November 2004 which will vest in November 2007, the target set by the remuneration committee is 70.3p at the end of the three year performance period for minimum vesting. If this is achieved, 40 per cent of the shares in respect of the EPS part of the award will vest. All of the shares in respect of the EPS part of the award will vest if the company achieves 80.8p at the end of the three year performance period. If the EPS performance is between 70.3p and 80.8p, a proportion of between 40 per cent and all of the shares in respect of the EPS part of the award will vest. If EPS is less than 70.3p at the end of the three year period, the EPS part of the award will lapse. The EPS targets for the financial year 2004 awards were 60.3p for threshold vesting and 69.3p for full vesting.
     The adjusted ROCE performance condition is based on the company’s ROCE relative to three year targets on a sliding performance scale. For the awards made in November 2004, and for further awards, the remuneration committee decided that it would be appropriate to widen the ROCE band. The threshold target set by the remuneration committee for the November 2004 awards, which will vest in November 2007, is 13.5 per cent at the end of the three year performance period. If this is achieved, 40 per cent of the shares in respect of the ROCE part of the award will vest. All of the shares in respect of the ROCE part of the award will vest if the company achieves a ROCE of 16 per cent. If the ROCE performance is between 13.5 per cent and 16 per cent a proportion of between 40 per cent and all of the shares in respect of the ROCE part of the award will vest. If the ROCE is less than 13.5 per cent the ROCE part of the award will lapse. The ROCE targets for the financial year 2004 awards were 13.5 per cent for threshold vesting and 15 per cent for full vesting.
     In setting three performance conditions for the LTIP awards, the remuneration committee took the view that these were the most important measures that drive or measure sustainable improvements in shareholder value: the TSR performance condition measures comparative performance while EPS and ROCE reflect a core part of the company’s business strategy, enabling high levels of both earnings growth and capital efficiency. Details of the awards made to directors are shown on page 82.
     For the awards made for the financial year 2003, the performance conditions have been met to the extent that 52.6 per cent of the shares vest on the third anniversary of the award date.

Share Matching Plan (SMP) The plan was adopted by shareholders at the 2005 Annual General Meeting. Executive directors, members of the executive management board and other senior managers who participate in the VCP are eligible to participate in the SMP. One-third of any VCP award is compulsorily applied to the acquisition of BOC shares. The executives will become entitled to these shares only if they are still in service with BOC three years after the award is made or are considered to be ‘good leavers’. The executives will receive an additional number of shares equal to the value of the dividends paid during the deferral period of the shares and they may also receive a matching share award of up to 100 per cent of the number of shares originally allotted. The percentage award will depend on the company’s performance over the deferral period. Adjusted EPS will account for 75 per cent of the performance weighting, with TSR accounting for the remaining 25 per cent. The adjusted EPS performance condition is based on the company’s EPS relative to three year targets. These targets will be on a sliding scale, where five per cent per annum growth rate over three years is required for threshold vesting of 25 per cent of that portion. Full vesting will be achieved if EPS growth is 12 per cent per annum over the three year period.
     The TSR performance condition compares BOC’s TSR performance against the same UK comparator group as used for the LTIP. Awards will vest for this portion where BOC’s TSR position is median, measured over three years. At this point 25 per cent of this portion of the award will vest. Full vesting occurs if the company is ranked at or above the upper quartile. Details of the value of VCP awards for directors that will be applied to the acquisition of BOC shares under the SMP are shown on page 78.

Executive Share Option Scheme 2003 (ESOS 2003)The last grant under the ESOS 2003 to executive directors and employees who participate in the SMP took place in November 2003. The scheme was retained for selected middle management throughout the company’s global operations. However, it is intended to develop an alternative scheme for this group in the financial year 2006. The performance condition set for the ESOS 2003 by the remuneration committee is that the growth in the adjusted EPS over a three year performance period must be equal to or greater than the growth in the UK retail prices index (RPI) plus three per cent per annum over the three year performance period. In line with current corporate governance best practice there is no rolling retesting of performance. In the event that the performance condition is not satisfied over the original three year period then the remuneration committee has the discretion to re-test performance after five years, but only where the remuneration committee believes the extension to be a fair and reasonable basis for assessing the sustained underlying performance of the company.

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Report on remuneration	75

Awards under the LTIP, SMP and ESOS 2003 which vest may be satisfied in cash, for example, where it is necessary for legal or tax reasons. The amount to be paid will, in the case of share options, be equal to the participant’s gain on the exercise of the share option. Also, the remuneration committee may decide, prior to grant, that an award shall be expressed to be a right to acquire a cash sum rather than shares.This type of award, known as a phantom award, will normally only be granted to participants in jurisdictions where, because of local securities laws or exchange control provisions, it is difficult to issue or transfer shares to employees. The LTIP, SMP and ESOS 2003 awards may be satisfied by using existing shares purchased in the market through The BOC Group plc Employee Share Trust or by issuing new shares. In addition, the SMP awards may be satisfied by using shares held in treasury.
     Awards under the LTIP, SMP and ESOS 2003 are not pensionable.
     The current performance measures as a percentage of salary for on target performance are shown in chart 2.

Savings Related Share Option Schemes New schemes were adopted by shareholders at the 2005 Annual General Meeting . These are operated in the UK,Australia, New Zealand and Ireland and are open to all employees, including executive directors, with one year’s service or more. The UK scheme is approved by HM Revenue and Customs.

TSR performance
The graph to the left has been included to meet the requirement set out in the Directors’ Remuneration Report Regulations 2002. It shows BOC’s TSR performance, assuming dividends are reinvested, compared with all FTSE100 companies.This has been chosen because it provides a basis for comparison against companies in a relevant, broad based equity index of which BOC is a constituent member. The remuneration committee decided that other comparator groups were more appropriate as performance measurement for the LTIP. A graph showing BOC’s TSR performance compared with the six major gases companies relative to respective local indices, which is one of the comparator groups chosen for the LTIP, is shown in the chairman’s statement on page 5.

Former long-term incentive arrangements

Executive Share Option Scheme 1995 The last grant of options to the executive directors and members of the executive management board took place in February 2002 and the last award to other Group employees took place in December 2002. No further awards will be made under this scheme. The options vest when the company’s adjusted EPS growth is equal to, or exceeds, the growth in the retail prices index (RPI) by three per cent per annum over any three year performance period.

Details of directors’ individual remuneration, share options, LTIP awards, amounts deferred from VCP bonus to SMP and shareholdings are given on pages 78 to 82.

Retirement benefits
Pension arrangements for executive directors are in line with those of comparable executives in the countries in which the directors are located.
      In the UK, the BOC senior executive pension scheme is a funded, tax-approved, defined benefit pension arrangement. Where necessary, the director’s pensionable pay is limited by the ‘earnings cap’ provisions of the Finance Act 1989. In such cases, the company pays the director a salary supplement on earnings above the earnings cap to reflect the loss of pension coverage.This supplement is recorded in the director’s emoluments and is not taken into account in calculating bonuses or any other form of remuneration.
     BOC closed its UK defined benefit pension arrangements to all new employees on 30 June 2003. Pension arrangements for new employees are provided under a defined contribution Retirement Savings Plan. The company makes contributions to the plan equal to two times the employee’s core contributions which can be three, four or five per cent of salary.
      From 6 April 2006, the new Life Time Allowance rules will apply to UK pension provision. BOC will continue to provide benefits under its defined benefit and defined contribution pension arrangements as set out above. As an alternative, it will allow employees whose benefits will, or are likely to, exceed the Life Time Allowance to opt out of some, or all, further tax-approved pension provision. In such cases, the company will pay the individual a salary supplement on earnings which no longer benefit from pension coverage. For members of the defined benefit arrangements, the supplement will be at the same rate as now applies to earnings above the ‘earnings cap’ and for members of the defined contribution pension arrangements, the supplement will be at the rate which would have been paid into the Retirement Savings Plan. In both cases the supplement, when paid, will be similarly recorded in the director’s emoluments.
     In the US, the Cash Balance Retirement Plan is a funded, tax-qualified, defined benefit arrangement.
     In the US, the BOC Senior Executive Retirement Plan is an un-funded, non-tax-qualified, defined benefit arrangement which tops up the benefits provided under the Cash Balance Retirement Plan.
     In Australia, the BOC Gases Superannuation Fund is a funded, defined contribution arrangement underpinned by a defined benefit guarantee for long-serving employees who were members under a prior benefit structure.

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76	The BOC Group plc Annual report and accounts 2005	Report on remuneration

Outside appointments
The remuneration committee’s view is that non-executive directorships are a significant benefit in broadening executives’ experience. Any such appointments are subject to review by the nominations committee and the approval of the board. The executive is permitted to retain any fees for the service.Tony Isaac received fees of £50,000 as a non-executive director of International Power plc and US$70,000 and an annual award of 2,000 shares as a non-executive director of Schlumberger Ltd. Dr Raj Rajagopal received fees of US$15,000 and an option over 15,000 shares at an option price of $4.21 as a non-executive director of FSI International Inc. and £13,542 as a non-executive director of Foseco plc.

Non-executive directors
Non-executive directors are initially appointed for a three year term after which, whilst not automatic, their appointment may be extended for a second term subject to mutual agreement and shareholder approval. The fees are set at a level which will attract individuals with the necessary experience and ability to make a significant contribution to The BOC Group’s affairs and are benchmarked with those fees paid by other UK listed companies. The basic fees for the non-executive directors are £40,000 per annum, £10,000 of which, less tax, is invested in BOC shares. In addition, the fees for chairing a committee are £10,000 per annum, £5,000 of which, less tax, is invested in BOC shares. Following a review in November 2005 the board agreed that the basic fee should be increased by £5,000 per annum with effect from 1 January 2006.This increase, less tax, will be invested in BOC shares. The fee for Rob Margetts, company chairman, is £260,000 per annum.
     The non-executive directors do not have service contracts. They do not participate in the Group’s variable compensation arrangements, its long-term incentive arrangements or its pension arrangements. They do not receive any benefits in kind.

Appointment of director
Alan Ferguson joined the company on 15 September 2005 and was appointed a director on 30 September 2005. As permitted under 9.4.2R(2) of the Listing Rules, Mr Ferguson received an award of shares to the value of £550,000 on the day he joined the company.Two thirds of this award will vest in March 2006. The remaining shares will vest in March 2007. He also received an award of shares to the value of 200 per cent of salary under the LTIP. Vesting will be in accordance with the performance conditions and performance period set by the remuneration committee for the November 2004 LTIP award. In addition, the number of shares vesting will be pro-rated to the number of months worked during the performance period.This will amount to twenty four months at the expected vesting date. These awards were used to facilitate the recruitment of Mr Ferguson. He held a significant number of share options and restricted shares under his previous employer’s share plans. The value of the awards provided was calculated on a straight swap basis and will be payable unless his employment is terminated by reason of summary dismissal. The details of Mr Ferguson’s contract are included below.

Future arrangements for chief executive
Tony Isaac, the chief executive is due to retire in 2007. The remuneration committee wish to ensure that he continues to be rewarded appropriately. With this in mind the remuneration committee has decided that he should continue to participate in the long-term incentive arrangements during the financial year 2006. However for the financial year 2007 the remuneration committee have agreed that he should not participate in these arrangements and propose to award delivery of his 2007 objectives solely in cash, based on salary and cash bonus and linked to additional specific and rigorous performance conditions.This approach will align Mr Isaac’s pay with that of the other directors, although at a lower level of deferred pay.

Service contracts
The company’s policy is for all executive directors to have contracts of employment that terminate on the attainment of retirement age. In order to mitigate its liability on early termination, the company’s policy is that it should be able to terminate such contracts on no more than 12 months’ notice, and that payments on termination are restricted to the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. The company has revised this policy further for all new appointments, so that in the event of early termination, the company will pay either monthly compensation calculated as per the terms set out above for the unexpired portion of the notice period, or else a lump sum payment equal to the base salary pro-rated to the unexpired portion of the notice period. In the event that monthly compensation is paid, should an individual obtain alternative employment during the period of the monthly payments, the company’s obligation is reduced by the amount of the monthly remuneration from the alternative employment. The revised policy has applied to all new appointments during the financial year and will apply to subsequent appointments. Pension provisions on termination are detailed in the individual service contracts below.

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Report on remuneration	77

Individual service contracts Mr Bevan has a contract dated 5 December 2002 that can be terminated by the company on 12 months’ notice. In the event of early termination, the contract provides for the payment of compensation based on the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Mr Bevan would also be entitled to his deferred pension, with the unexpired portion of the notice period being added to his pensionable service in the calculation of his pension entitlement.
     Mr Isaac has a contract dated 19 November 2002, varied by letter dated 1 June 2004, which expires upon the conclusion of the Annual General Meeting in 2007 subject to possible extension by mutual agreement. The contract can be terminated by the company on 12 months’ notice. In the event of early termination, the contract provides for the payment of compensation based on the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Mr Isaac would also be entitled to a contribution to his funded unapproved retirement benefit scheme amounting to the sum of 40 per cent of his pay above the ‘pension cap’ imposed by the Finance Act 1989 and 58.33 per cent of his pay up to the cap for the unexpired portion of his notice period.
     Dr Rajagopal has a contract dated 1 May 1999, amended 22 November 2002, that can be terminated by the company on 12 months’ notice. In the event of early termination, the contract provides for the payment of compensation based on the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Dr Rajagopal would also be entitled to have his deferred pension from the UK senior executive pension scheme (a) calculated with the inclusion of the unexpired portion of his notice period in the calculation of pensionable service; and (b) paid without actuarial reduction from age 55.
     Mr Masters has a contract dated 11 March 2005, effective from 1 March 2005, that can be terminated by the company on 12 months’ notice. In the event of early termination, the contract provides for the monthly payment of compensation based on the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Should Mr Masters obtain alternative employment during the period for payment of the monthly payments then each monthly payment still outstanding would be reduced by the basic monthly remuneration received from his alternative employment.
     Alternatively, the contract also provides for the company to pay a lump sum termination payment in lieu of the unexpired portion of the notice period instead of the monthly termination payments. Such a payment would be equal to the base salary pro-rated to the unexpired portion of the notice period. The unexpired portion of Mr Master’s notice period would be added to his pensionable service in the calculation of his pension entitlement from the US Senior Executive Retirement Plan. His US Cash Balance Retirement Plan and Savings Investment Plan benefits would be credited with an amount equivalent to the amount the company would have contributed during the unexpired portion of his notice period. His active participation in the Cash Balance Retirement Plan and Savings Investment Plan would cease on termination.
     Mr Ferguson has a contract dated 5 May 2005 that can be terminated by the company on 12 months’ notice. In the event of early termination, the contract provides for the monthly payment of compensation based on the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Should Mr Ferguson obtain alternative employment during the period for payment of the monthly payments then each monthly payment still outstanding would be reduced by the basic monthly remuneration received from his alternative employment.
     Alternatively, the contract also provides for the company to pay a lump sum termination payment in lieu of the unexpired portion of the notice period instead of the monthly termination payments. Such a payment would be equal to the base salary pro-rated to the unexpired portion of the notice period. Mr Ferguson would be entitled to a contribution to his personal pension plan or a cash amount in lieu of his pay supplement for the unexpired portion of his notice period.
     If the contract is terminated within two years of his date of appointment, the company, with Mr Ferguson’s agreement, has the discretion to make such termination payments in one lump sum or on a monthly basis.
     All of the above contracts can be terminated by the individual director on six months’ notice.
     Mr Walsh resigned from the board on 1 March 2005 and left the company on 31 March 2005. He received no severance payment. All of his long-term incentive plans lapsed on his resignation.
     Mr Médori resigned from the board and left the company on 31 May 2005. He received no severance payment. He was entitled to exercise one vested share option which he was granted under the Executive Share Option Scheme 1995 within three months of leaving the company. All of his other long-term incentives lapsed on his resignation.

Shareholding guidelines
The remuneration committee encourages the executive management group to grow personal shareholding in the business over time. It is anticipated that each executive would build towards a shareholding of one times salary. The remuneration committee believes that the vehicle of the long-term incentive arrangements will facilitate the building of such a shareholding over a period of time.

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78	The BOC Group plc Annual report and accounts 2005	Report on remuneration

Directors’ emoluments and compensation

Charged against profit in the year	2005	2004
	£’000	£’000

Salaries and benefits	3,255	3,028	[4]
Annual bonuses payable for the year	1,625	2,028
Share Matching Plan	655	–
Fees to non-executive directors	508	458

	6,043	5,514
Company pension contributions to money purchase plans	308	283
Provision for share incentive schemes[1]	875	1,011
Payments to former directors and their dependants	32	31

	7,258	6,839

Individual remuneration	Year ended 30 September 2005						2004

		Allowances	[2]		Share	Total
	Basic	and		Bonus	Matching	remunera-	Total
	salary/fees	benefits		payable	Plan	tion	remuneration
	£’000	£’000		£’000	£’000	£’000	£’000

Chairman
R J Margetts	251	–		–	–	251	225
Executive directors
J A Bevan[3]	236	192		222	142	792	739	[4]
A E Isaac[5]	721	145		606	303	1,775	1,508
J K Masters3.6	175	323		124	62	684	–
Dr K Rajagopal	360	16		297	148	821	702
Non-executive directors
A R J Bonfield	40	–		–	–	40	39
G N Dawson	46	–		–	–	46	23
M F C Miau	40	–		–	–	40	39
R A McDonald[6]	10	–		–	–	10	–
Sir Christopher O’Donnell[7]	50	–		–	–	50	49
A C Quinn	40	–		–	–	40	17
Former directors
R Médori8.9	278	356		204	–	838	1,008
J L Walsh3.8	178	275		172	–	625	1,099	[4]
J M Baddeley[8]	21	–		–	–	21	49
I J G Napier[8]	10	–		–	–	10	17

Total	2,456	1,307		1,625	655	6,043	5,514

1	This represents the amount charged to operating profit for those elements of the various share incentive schemes relating to directors.
2.	Allowances and benefits include car, fuel, medical insurance and international assignment benefits. The latter includes housing,utilities, home leave flights, education, relocation, shipping costs, and any other assignment allowances not covered in this indicative listing.
3.	Mr Masters and Mr Bevan are international assignees, and Mr Walsh was an international assignee prior to his resignation. The pay of international assignees is managed under a tax equalisation programme funded by the company. This programme ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country, as in the case of Mr Walsh and Mr Masters, or benefit from a tax windfall as in the case of Mr Bevan. Mr Bevan‘s basic salary/fees is set by reference to his UK notional salary of £342,000.
4.	Total remuneration disclosed in the 2004 Report and Accounts did not include a correction for the tax associated with international assignments.
5.	Mr Isaac was the highest paid director in 2005.
6.	Mr Masters was appointed to the board on 1 March 2005 and Ms McDonald was appointed to the board on 1 July 2005. The remuneration above is the total remuneration earned since their appointment.
7.	Fees in respect of Sir Christopher O’Donnell are paid to Smith & Nephew plc.
8.	Mr Médori, Mr Walsh, Ms Baddeley and Mr Napier resigned from the board on 31 May 2005, 1 March 2005, 28 February 2005 and 22 December 2004 respectively. The remuneration above is the total remuneration earned to their date of resignation.
9.	The allowances and benefits of Mr Médori include a salary supplement of £84,000 (2004: £103,600) in respect of the pensions ‘earnings cap’.
10.	The aggregate remuneration charged against profits for directors and members of the executive management board in the year was £10.5 million. Remuneration of members of the executive management board other than directors is given on page 79.
11.	Mr Ferguson joined BOC on 15 September 2005 and was appointed a director on 30 September 2005. As such he was not remunerated as a director during the year.

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Report on remuneration	79

Executive officers The aggregate remuneration of members of the executive management board, other than directors, for services in all capacities during 2005 was as follows:

Charged against profit in the year	2005
£’000

Salaries, allowances and benefits	1,606
Annual bonuses payable for the year	899
Share Matching Plan	393
Provision for share incentive schemes[1]	376
Company pension contributions	4

3,278

Directors’ share interests at 30 September 2005 The directors of the company and their families had the following beneficial interests in the company’s securities and rights under the share incentive schemes:

					At 1 October 2004
	At 30 September 2005				(or at date of appointment if later)

				Long-term				Long-term
	Ordinary	Share	Share	incentive	Ordinary	Share	Share	incentive
	shares	award	options	plan awards	shares	award	options	plan awards

J A Bevan	23,108	–	301,107	150,186	17,108	–	307,107	95,490
A R J Bonfield	1,772	–	–	–	1,175	–	–	–
G N Dawson	1,663	–	–	–	892	–	–	–
A M Ferguson[2]	–	48,077	–	76,106	–	48,077	–	76,106
A E Isaac	8,057	–	1,079,824	432,889	8,057	–	1,129,824	279,387
R J Margetts	34,000	–	–	–	34,000	–	–	–
J K Masters[3]	2,356	–	240,726	78,469	1,856	–	240,726	78,469
R A McDonald[4]	500	–	–	–	–	–	–	–
M F C Miau	4,044	–	–	–	3,447	–	–	–
Sir Christopher
O’Donnell	2,364	–	–	–	2,274	–	–	–
A C Quinn	1,376	–	–	–	779	–	–	–
Dr K Rajagopal	21,816	–	524,765	159,995	21,816	–	549,765	102,432
Former directors
J M Baddeley	–	–	–	–	2,268	–	–	–
R Médori	–	–	–	–	16,772	–	442,496	107,312
I J G Napier	1,184	–	–	–	779	–	–	–
J L Walsh	22,175	–	–	–	22,175	–	477,412	102,432

1.	This represents the amount charged to operating profit for those elements of the various share incentive schemes relating to executive officers.
2.	Mr Ferguson was appointed to the board on 30 September 2005.
3.	Mr Masters was appointed to the board on 1 March 2005.
4.	Ms McDonald was appointed to the board on 1 July 2005.

There has been no change in the interest of any of the directors between 1 October 2005 and 12 November 2005.
     No director had a non-beneficial interest at 30 September 2005 or between 1 October 2005 and 12 November 2005. Options are granted over Ordinary shares of 25p each under senior executive and general employee share option schemes.
     Apart from the above and service agreements, no director has had any material interest in any contract with the company or its subsidiaries requiring disclosure under the Companies Act 1985.
     At 30 September 2005, members of the executive management board, other than directors, had the following aggregate beneficial interests in the company’s securities: 4,421 Ordinary shares; 819,077 share options and 322,694 long-term incentive plan share awards. The cumulative shareholdings of the company’s directors and members of the executive management board represent less than one per cent of the company’s outstanding Ordinary shares.

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80	The BOC Group plc Annual report and accounts 2005	Report on remuneration

Directors’ share interests – movements during the year
Share options

At 1 October 2004 (or at date of appointment if later)	Granted	Exercised	Lapsed	At 30 September 2005	Exercise price pence	Opening market price at date of exercise pence	Earliest exercise date	Latest exercise date	Notes

J A Bevan
6,000	–	(6,000)	–	–	722	985
10,000	–	–	–	10,000	919		14/02/99	13/02/06	c.
10,000	–	–	–	10,000	980		21/02/00	20/02/07	c.
10,000	–	–	–	10,000	914		11/02/01	10/02/08	c.
30,000	–	–	–	30,000	894		18/11/01	17/11/08	c.
45,000	–	–	–	45,000	937		26/05/03	25/05/10	c.
35,000	–	–	–	35,000	993		07/02/04	06/02/11	c.
55,000	–	–	–	55,000	1016		06/02/05	05/02/12	c.
67,654	–	–	–	67,654	776		06/02/06	05/02/13	c.
36,574	–	–	–	36,574	820		14/11/06	13/11/13
1,879	–	–	–	1,879	795		01/04/09	30/09/09	a.b.

307,107	–	(6,000)	–	301,107

A E Isaac
50,000	–	(50,000)	–	–	722	946
50,000	–	–	–	50,000	919		14/02/99	13/02/06	c.
50,000	–	–	–	50,000	980		21/02/00	20/02/07	c.
50,000	–	–	–	50,000	914		11/02/01	10/02/08	c.
50,000	–	–	–	50,000	851		10/02/02	10/02/09	c.
250,000	–	–	–	250,000	937		26/05/03	25/05/10	c.
200,000	–	–	–	200,000	993		07/02/04	06/02/11	c.
200,000	–	–	–	200,000	1016		06/02/05	05/02/12	c.
149,178	–	–	–	149,178	776		06/02/06	05/02/13	c.
80,646	–	–	–	80,646	820		14/11/06	13/11/13

1,129,824	–	(50,000)	–	1 ,079,824

J K Masters[1]
5,000	–	–	–	5,000	919		14/02/99	13/02/06	c.
7,000	–	–	–	7,000	980		21/02/00	20/02/07	c.
11,000	–	–	–	11,000	914		11/02/01	10/02/08	c.
18,000	–	–	–	18,000	851		10/02/02	09/02/09	c.
54,000	–	–	–	54,000	937		26/05/03	25/05/10	c.
35,000	–	–	–	35,000	993		07/02/04	06/02/11	c.
50,000	–	–	–	50,000	1016		06/02/05	05/02/12	c.
37,590	–	–	–	37,590	776		06/02/06	05/02/13	c.
23,136	–	–	–	23,136	820		14/11/06	13/11/13

240,726	–	–	–	240,726

Dr K Rajagopal
25,000	–	(25,000)	–	–	722	983
35,000	–	–	–	35,000	919		14/02/99	13/02/06	c.
20,000	–	–	–	20,000	848		14/08/99	13/08/06	c.
35,000	–	–	–	35,000	980		21/02/00	20/02/07	c.
50,000	–	–	–	50,000	914		11/02/01	10/02/08	c.
50,000	–	–	–	50,000	851		10/02/02	09/02/09	c.
87,500	–	–	–	87,500	937		26/05/03	25/05/10	c.
50,000	–	–	–	50,000	993		07/02/04	06/02/11	c.
80,000	–	–	–	80,000	1016		06/02/05	05/02/12	c.
74,589	–	–	–	74,589	776		06/02/06	05/02/13	c.
2,353	–	–	–	2,353	698		01/05/08	31/10/08	a. b.
40,323	–	–	–	40,323	820		14/11/06	13/11/13

549,765	–	(25,000)	–	524,765

1.	Mr Masters was appointed to the board on 1 March 2005.

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Report on remuneration	81

	At 1 October 2004	Granted	Exercised	Lapsed	At 30 September 2005	Exercise price pence	Opening market price at date of exercise pence

Former directors
R Médori
	15,000	–	(15,000)	–	–	919	945
	15,000	–	(15,000)	–	–	980	1,038
	30,000	–	(30,000)	–	–	914	945
	30,000	–	(30,000)	–	–	851	945
	100,000	–	–	(100,000)	–
	2,112	–	–	(2,112)	–
	50,000	–	–	(50,000)	–
	80,000	–	–	(80,000)	–
	78,141	–	–	(78,141)	–
	42,243	–	–	(42,243)	–

	442,496	–	(90,000)	(352,496)	–

J L Walsh
	10,000	–	(10,000)	–	–	722	944
	10,000	–	(10,000)	–	–	919	985
	12,500	–	(12,500)	–	–	980	1,015
	30,000	–	(30,000)	–	–	914	985
	70,000	–	(70,000)	–	–	851	985
	100,000	–	–	(100,000)	–
	50,000	–	–	(50,000)	–
	80,000	–	–	(80,000)	–
	74,589	–	–	(74,589)	–
	40,323	–	–	(40,323)	–

	477,412	–	(132,500)	(344,912)	–

a.	Options granted under the Savings Related Share Option scheme. All other options shown above are granted under the executive share option schemes.
b.	Options with no performance conditions attached. All other options shown above have performance related conditions attached to them. These conditions are described on pages 74 and 75.
c.	The performance conditions attaching to these options have been satisfied.

The total gains made by directors on options exercised during the year were £391,400 (2004: £208,400).
     At 30 September 2005, there were no options outstanding where the exercise price exceeded the market price of 1153p. During the year, the share price ranged from a high of 1173p to a low of 870p.

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82	The BOC Group plc Annual report and accounts 2005	Report on remuneration

Long-Term Incentive Plan – movements during the year

	At 1 October 2004 (or at date of appointment if later)		Granted	Lapsed	At 30 September 2005	Performance period	Earliest exercise date	Latest exercise date

J A Bevan	38,659	[1]	–	–	38,659	01/10/02 – 30/09/05	06/02/06	05/02/13
	56,831		–	–	56,831	01/10/03 – 30/09/06	04/02/07	03/02/14
	–		54,696	–	54,696	01/10/04 – 30/09/07	19/11/07	18/11/14

	95,490		54,696	–	150,186

A M Ferguson[2]	76,106		–	–	76,106	01/10/04 – 30/09/07	15/09/08	14/09/15

	76,106		–	–	76,106

A E Isaac	127,867	[1]	–	–	127,867	01/10/02 – 30/09/05	06/02/06	05/02/13
	151,520		–	–	151,520	01/10/03 – 30/09/06	04/02/07	03/02/14
	–		153,502	–	153,502	01/10/04 – 30/09/07	19/11/07	18/11/14

	279,387		153,502	–	432,889

J K Masters[3]	25,060	[1]	–	–	25,060	01/10/02 – 30/09/05	06/02/06	05/02/13
	28,340		–	–	28,340	01/10/03 – 30/09/06	04/02/07	03/02/14
	25,069		–	–	25,069	01/10/04 – 30/09/07	19/11/07	18/11/14

	78,469		–	–	78,469

Dr K Rajagopal	42,622	[1]	–	–	42,622	01/10/02 – 30/09/05	06/02/06	05/02/13
	59,810		–	–	59,810	01/10/03 – 30/09/06	04/02/07	03/02/14
	–		57,563	–	57,563	01/10/04 – 30/09/07	19/11/07	18/11/14

	102,432		57,563	–	159,995

Former directors
R Médori	44,652		–	(44,652)	–
	62,660		–	(62,660)	–
	–		67,127	(67,127)	–

	107,312		67,127	(174,439)	–

J L Walsh	42,622		–	(42,622)	–
	59,810		–	(59,810)	–
	–		57,563	(57,563)	–

	102,432		57,563	(159,995)	–

1.	The performance conditions for these awards have been met to the extent that 52.6 per cent of the shares vest on the third anniversary of the award date.
2.	Mr Ferguson was appointed to the board on 30 September 2005.
3.	Mr Masters was appointed to the board on 1 March 2005.

The performance conditions attaching to the above awards are shown on pages 73 and 74. Awards take the form of nil cost options.

Pensions
The pension arrangements for each individual director are as follows:
     Mr Bevan’s pension is provided under the Australian superannuation fund. On retirement at age 60 he will be entitled to the accumulated value of his defined contribution fund subject to that not being less than the guaranteed lump sum of approximately six times his final 12 months’ salary.
      Mr Ferguson’s pension is being funded by contributions to a tax-approved personal pension plan on earnings up to the ‘earnings cap’ imposed by the Finance Act 1989. Mr Ferguson also receives a salary supplement on earnings above the ‘earnings cap’ to reflect the loss of pension coverage. With effect from 5 April 2006 no further contributions will be made by the company to Mr Ferguson’s pension plan. Instead these contributions will be paid to him in the form of a salary supplement.
     Mr Isaac’s pension is being funded in the UK through a combination of a tax-approved personal pension plan on earnings up to the ‘earnings cap’ imposed by the Finance Act 1989, and a funded unapproved retirement benefit scheme on earnings above the ‘earnings cap’. With effect from 5 April 2006 no further contributions will be made by the company to Mr Isaac’s pension plans. Instead these contributions will be paid to him in the form of a salary supplement.
     Mr Masters’ pension is provided under the US Cash Balance Retirement Plan and the US Senior Executive Retirement Plan, which, in combination, entitle Mr Masters to a lump sum benefit on retirement at age 60 equivalent to a pension of approximately 82.2 per cent of final base salary. In accordance with local competitive practices existing in his country of operation prior to his appointment as a director, Mr Masters’ bonus is pensionable.

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Report on remuneration	83

Mr Médori’s pension benefits were funded under the UK senior executive pension scheme on earnings up to the ‘earnings cap’ imposed by the Finance Act 1989. Mr Médori also received a salary supplement on earnings above the ‘earnings cap’ to reflect the loss of pension coverage. In addition, he had a vested deferred benefit under the US Cash Balance Retirement Plan.
      Dr Rajagopal’s pension benefits are funded under the UK senior executive pension scheme. On retirement at age 60, he will be entitled to a pension of two-thirds of his final 12 months’ salary.
      Mr Walsh’s pension was provided under the US Cash Balance Retirement Plan and the US Senior Executive Retirement Plan. In accordance with local competitive practices existing in his country of operation prior to his appointment as a director, Mr Walsh’s bonus was pensionable.
     Further details of the pension plans for executive directors are given below.

Defined benefit plans

	Deferred	Increase in	Transfer value at 1 October 2004		Transfer	Change in	Increase in	Transfer value of increase in
	benefit at	deferred	(or at date of		value at	transfer value	deferred	deferred
	30 September	benefit in	appointment		30 September	less member’s	benefit (net	benefit (net
	2005	year	if later)		2005	contributions	of inflation)	of inflation)
	£’000	£’000	£’000		£’000	£’000	£’000	£’000

Annual pension
Dr K Rajagopal	181	16	2,002		2,664	644	11	157
– former directors
R Médori	17	3	147		211	61	2	26
Lump sum benefit[1]
J A Bevan	1,593	164	1,326	[2]	1,593	164	120	120
J K Masters[3]	472	98	343		472	98	86	86
– former directors
R Médori	177	8	165		177	8	3	3
J L Walsh	714	190	512		714	190	174	174

1.	All amounts have been retranslated at the exchange rate prevailing at 30 September 2005.
2.	The transfer value of Mr Bevan’s lump sum benefit at 1 October 2004 has been adjusted to reflect the correction of his notional pensionable salary.
3.	The increase in deferred benefit for Mr Masters represents the increase from the date of his appointment to the board on 1 March 2005.

All transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

Money purchase plans The company made contributions in the year to money purchase plans in respect of the following directors:

	2005	2004
	£’000	£’000

A E Isaac	283	270
J K Masters	7	–
J L Walsh	18	13

	308	283

Excess retirement benefits
No person who has served as a director at any time during the financial year has received retirement benefits in excess of those to which he or she was entitled on the date that the benefits first became payable.

Sums paid to third parties
Except for fees paid to Smith & Nephew plc for the services of Sir Christopher O’Donnell as noted on page 78, no consideration was paid to or receivable by any third party in respect of any person who served as a director during the financial year.

Auditable part of the report on remuneration
The following sections and tables constitute the auditable part of the report on remuneration, as defined in Part 3, Schedule 7A of the Companies Act 1985:
a)	sections relating to ‘Long-Term Incentive Plan’,‘Share Matching Plan’,‘Executive Share Option Scheme 2003’, ‘Pensions’,‘Excess retirement benefits’ and ‘Sums paid to third parties’;
b)	tables headed ‘Directors emoluments and compensation’,‘Individual remuneration’,‘Directors’ share interests at 30 September 2005’,‘Directors’ share interests – movements during the year’,‘Long-Term Incentive Plan –movements during the year’,‘Defined benefit plans’ and ‘Money purchase plans’.

The report on remuneration has been approved by the board and signed on its behalf by:

Guy Dawson Remuneration committee chairman
28 November 2005

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84	The BOC Group plc Annual report and accounts 2005
Responsibility of the directors
For preparation of the financial statements
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the Group at the end of the year and of the profit or loss for the year. In preparing those financial statements, the directors are required to:
•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the Group will continue in business.

The directors confirm that the financial statements comply with the above requirements.
     The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. The directors also have general responsibility for taking reasonable steps to safeguard the assets of the company and the Group and to prevent and detect fraud and other irregularities.
     A copy of the financial statements of the company is placed on the website of The BOC Group plc. The directors are responsible for the maintenance and integrity of statutory and audited information on the company’s website. Information published on the Internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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85
Report by the independent auditors
To the members of The BOC Group plc

Independent auditors’ report to the members of The BOC Group plc
We have audited the financial statements which comprise the Group profit and loss account, the Group balance sheet, the Group cash flow statement, the total recognised gains and losses, the movement in shareholders’ funds, the balance sheet of The BOC Group plc, Group undertakings, accounting policies and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the report on remuneration (‘the auditable part’).

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors’ responsibilities. The directors are also responsible for preparing the report on remuneration.
     Our responsibility is to audit the financial statements and the auditable part of the report on remuneration in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the report on remuneration have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the report of the directors is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.
     We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the financial highlights, chairman’s statement, chief executive’s review, board of directors, executive management board, Group five year record, Group profile, strategy, employees, social, environmental and ethical performance, research and development and information technology, risk factors, operating review, financial review, the unaudited part of the report on remuneration, responsibility of the directors, shareholder information, cross reference to Form 20-F and glossary of terms.
     We review whether the corporate governance statement reflects the company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company’s or Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the report on remuneration. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the report on remuneration are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group at 30 September 2005 and of the profit and cash flows of the Group for the year then ended; the financial statements have been properly prepared in accordance with the Companies Act 1985; and those parts of the report on remuneration required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, England
28 November 2005

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86	The BOC Group plc Annual report and accounts 2005

Group profit and loss account
Years ended 30 September

						2005						2004						2003

		Before				After		Before				After		Before				After
		exceptional		Exceptional		exceptional		exceptional		Exceptional		exceptional		exceptional		Exceptional		exceptional
		items		items		items		items		items		items		items		items		items
	Notes	£ million		£ million		£ million		£ million		£ million		£ million		£ million		£ million		£ million

Turnover, including share of
joint ventures and associates	1	4,605.0		–		4,605.0		4,599.3		–		4,599.3		4,323.2		–		4,323.2
Less: Share of turnover of joint ventures		727.8		–		727.8		647.0		–		647.0		544.3		–		544.3
Share of turnover of associates		122.5		–		122.5		66.9		–		66.9		60.6		–		60.6

Turnover of subsidiary undertakings		3,754.7		–		3,754.7		3,885.4		–		3,885.4		3,718.3		–		3,718.3
Cost of sales	2(a)	(2,161.6)		–		(2,161.6)		(2,181.7)		–		(2,181.7)		(2,136.2)		(1.7)		(2,137.9)

Gross profit		1,593.1		–		1,593.1		1,703.7		–		1,703.7		1,582.1		(1.7)		1,580.4
Net operating expenses	2(a)	(1,156.5)		(20.7)		(1,177.2)		(1,239.3)		(14.8)		(1,254.1)		(1,174.7)		(58.5)		(1,233.2)

Operating profit of subsidiary undertakings		436.6		(20.7)		415.9		464.4		(14.8)		449.6		407.4		(60.2)		347.2
Share of operating profit of joint ventures		107.1		–		107.1		99.4		(2.6)		96.8		86.8		(6.8)		80.0
Share of operating profit of associates		20.5		–		20.5		13.1		–		13.1		11.4		–		11.4

Total operating profit including
share of joint ventures and associates	1	564.2		(20.7)		543.5		576.9		(17.4)		559.5		505.6		(67.0)		438.6
Profit/(loss) on termination/disposal
of businesses – continuing operations	2(b)	–		98.1		98.1		–		(79.5)		(79.5)		–		–		–
Profit on disposal of fixed assets
– continuing operations	2(b)	–		10.5		10.5		–		4.9		4.9		–		–		–

Profit on ordinary activities before interest		564.2		87.9		652.1		576.9		(92.0)		484.9		505.6		(67.0)		438.6
Interest on net debt	3	(76.7)		–		(76.7)		(88.4)		–		(88.4)		(96.1)		–		(96.1)
Interest on pension scheme liabilities	8(a)	(128.9)		–		(128.9)		(117.4)		–		(117.4)		(110.2)		–		(110.2)
Expected return on pension scheme assets	8(a)	147.1		–		147.1		133.2		–		133.2		119.6		–		119.6

Other net financing income		18.2		–		18.2		15.8		–		15.8		9.4		–		9.4

Profit on ordinary activities before tax		505.7		87.9		593.6		504.3		(92.0)		412.3		418.9		(67.0)		351.9
Tax on profit on ordinary activities	4(a)	(131.5)		(28.4)		(159.9)		(146.2)		44.5		(101.7)		(121.4)		25.0		(96.4)

Profit on ordinary activities after tax		374.2		59.5		433.7		358.1		(47.5)		310.6		297.5		(42.0)		255.5
Minority interests – equity		(40.0)		(26.7)		(66.7)		(46.6)		–		(46.6)		(36.8)		0.4		(36.4)

Profit for the financial year		334.2		32.8		367.0		311.5		(47.5)		264.0		260.7		(41.6)		219.1
Dividends	9	(204.1)		–		(204.1)		(197.3)		–		(197.3)		(192.1)		–		(192.1)

Retained profit for the financial year		130.1		32.8		162.9		114.2		(47.5)		66.7		68.6		(41.6)		27.0

Earnings per 25p Ordinary share	10
– basic		67.5	p	6.6	p	74.1	p	63.2	p	(9.7	)p	53.5	p	52.9	p	(8.4	)p	44.5	p
– diluted		67.3	p	6.6	p	73.9	p	63.1	p	(9.6	)p	53.5	p	52.9	p	(8.4	)p	44.5	p

All turnover and operating profit arose from continuing operations.
Acquisitions in 2005 were not material.

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87

Group balance sheet
At 30 September

		2005	2004
	Notes	£ million	£ million

Fixed assets
Intangible assets	11	142.6	174.9
Tangible assets	12	2,639.9	2,618.4
Investment in joint ventures
– share of gross assets		1,102.2	996.1
– share of gross liabilities		(810.7)	(737.4)
		291.5	258.7
– loans to joint ventures		225.0	199.3
Investment in associates
– share of net assets		80.7	52.4
– loans to associates		2.1	3.3
Other investments		14.6	34.5

Investments	13	613.9	548.2

		3,396.4	3,341.5

Current assets
Stocks	14	306.3	284.4
Debtors falling due within one year	15(a)	710.4	705.6
Debtors falling due after more than one year	15(b)	17.0	16.3
Investments	16	16.4	20.8
Cash at bank and in hand	17	191.0	228.2

		1,241.1	1,255.3

Creditors: amounts falling due within one year
Borrowings and finance leases	18(a)	(259.2)	(262.1)
Other creditors	18(b)	(898.3)	(872.6)

		(1,157.5)	(1,134.7)

Net current assets		83.6	120.6

Total assets less current liabilities		3,480.0	3,462.1

Creditors: amounts falling due after more than one year
Borrowings and finance leases	19(a)	(771.5)	(928.5)
Other creditors	19(b)	(30.8)	(34.7)

		(802.3)	(963.2)

Provisions for liabilities and charges
Deferred tax	22	(241.9)	(253.0)
Other	22	(118.9)	(92.2)

Total provisions for liabilities and charges		(360.8)	(345.2)

Total net assets excluding pension assets and liabilities		2,316.9	2,153.7

Pension assets	8(a)	88.7	68.9
Pension liabilities	8(a)	(352.5)	(344.5)

Total net assets including pension assets and liabilities		2,053.1	1,878.1

Capital and reserves
Equity called up share capital	23	125.6	124.7
Share premium account	24(a)	406.6	374.9
Revaluation reserves	24(a)	26.3	30.1
Profit and loss account	24(a)	1,369.5	1,181.5
Pensions reserves	24(a)	(221.7)	(253.6)
Joint ventures’ reserves	24(a)	253.9	238.0
Associates’ reserves	24(a)	32.3	26.0
Own shares	24(a)	(50.5)	(46.3)

Equity shareholders’ funds		1,942.0	1,675.3
Minority shareholders’ equity interests		111.1	202.8

Total capital and reserves		2,053.1	1,878.1

The financial statements were approved by the board of directors on 28 November 2005 and are signed on its behalf by:

A E Isaac Director A M Ferguson Director

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88	The BOC Group plc Annual report and accounts 2005

Group cash flow statement
Years ended 30 September

		2005	2004	2003
	Notes	£ million	£ million	£ million

Net cash inflow from operating activities	27(a)	665.5	758.5	700.1

Dividends from joint ventures and associates
Dividends from joint ventures		47.8	69.0	31.7
Dividends from associates		3.3	10.1	3.3

Dividends from joint ventures and associates		51.1	79.1	35.0

Returns on investments and servicing of finance
Interest paid		(83.5)	(83.3)	(94.4)
Interest received		18.6	13.9	16.6
Dividends paid to minorities in subsidiaries		(66.4)	(19.3)	(12.4)
Interest element of finance lease rental payments		(0.3)	(2.5)	(4.2)

Returns on investments and servicing of finance		(131.6)	(91.2)	(94.4)

Tax paid		(118.4)	(98.2)	(90.7)

Capital expenditure and financial investment
Purchases of tangible fixed assets		(353.0)	(244.6)	(281.4)
Sales of tangible fixed assets		22.6	39.7	37.0
Purchases of intangible fixed assets		(0.6)	(0.2)	(1.2)
Net sales/(purchases) of current asset investments		4.7	(0.9)	16.6
Purchases of trade and other investments		(3.4)	(3.8)	(3.3)
Sales of trade and other investments		30.0	5.6	5.3

Capital expenditure and financial investment		(299.7)	(204.2)	(227.0)

Acquisitions and disposals
Acquisitions of businesses	28(a)	(57.1)	(50.9)	(135.5)
Net cash acquired with subsidiaries		2.3	2.8	–
Disposals of businesses	28(a)	224.1	98.3	3.9
Net cash disposed of with subsidiaries		(23.3)	–	(0.1)
Receipts from capital restructuring of joint ventures[1]		17.0	53.0	–
Investments in joint ventures		(8.4)	(12.9)	–
Divestments/repayments from joint ventures		–	–	12.4
Investments in associates		(37.1)	(3.9)	(8.4)
Divestments/repayments from associates		11.3	6.1	9.4

Acquisitions and disposals		128.8	92.5	(118.3)

Equity dividends paid		(204.1)	(197.3)	(192.1)

Net cash inflow before use of liquid resources and financing		91.6	339.2	12.6

Management of liquid resources
Net sales/(purchases) of short-term investments		14.3	(20.8)	16.2

Financing
Issue of shares[2]		9.6	12.4	(2.6)
Decrease in debt	27(d)	(165.7)	(180.7)	(128.7)

Net cash outflow from financing		(156.1)	(168.3)	(131.3)

(Decrease)/increase in cash		(50.2)	150.1	(102.5)

1.	Receipts from capital restructuring of joint ventures relates to amounts received from Japan Air Gases Ltd. This has no impact on BOC’s effective shareholding.
2.	Issue of shares in 2005 is net of an outflow of £18.8 million for the 10 per cent buy back of shares in African Oxygen Limited relating to minority shareholders. This has no impact on BOC’s effective shareholding.

A reconciliation of the movement in cash to the movement in net debt in the year is given in note 27(b).

Liquid resources are defined as short-term deposits.

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89

Total recognised gains and losses
Years ended 30 September

		2005	2004	2003
	Notes	£ million	£ million	£ million

Parent[1]	24(b)	298.4	11.4	218.6
Subsidiary undertakings		57.4	269.8	(0.4)
Joint ventures		6.8	(13.1)	(0.2)
Associates		4.4	(4.1)	1.1

Profit for the financial year		367.0	264.0	219.1
Actuarial loss recognised on the pension schemes		(12.4)	(2.2)	(17.5)
Movement on deferred tax relating to actuarial loss on pensions		(6.7)	(8.1)	2.0
Movement on current tax relating to actuarial loss on pensions		8.4	3.2	–
Unrealised profit on disposal of a subsidiary		–	–	8.2
Exchange translation effect on:
– results for the year of subsidiaries		7.6	0.2	8.0
– results for the year of joint ventures		1.4	(0.7)	0.2
– results for the year of associates		0.4	(0.1)	(0.2)
– foreign currency net investments in subsidiaries		64.7	(76.1)	15.3
– foreign currency net investments in joint ventures		6.0	(21.5)	9.6
– foreign currency net investments in associates		0.7	(2.8)	(1.4)

Total recognised gains and losses for the financial year	24(a)	437.1	155.9	243.3

1.	In accordance with the concession granted under the Companies Act 1985, the profit and loss account of The BOC Group plc has not been presented separately in these financial statements.
2.	There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for 2005, 2004 and 2003.
3.	Profit attributable to the parent company includes dividends received from subsidiaries, joint ventures and associates, often through intermediate holding companies. These dividends may include the distribution of earnings of previous periods. As a result, the relationship of profit between parent, subsidiaries, joint ventures and associates may show fluctuations from year to year.
4.	Excluding the amounts recognised above, a current tax charge of £(5.8) million (2004: £6.7 million credit, 2003: £9.7 million credit) has been recognised directly in the Group reserves.

Movement in shareholders’ funds Years ended 30 September

	2005	2004	2003
	£ million	£ million	£ million

Profit for the financial year	367.0	264.0	219.1
Dividends	(204.1)	(197.3)	(192.1)

	162.9	66.7	27.0
Other recognised gains and losses	70.1	(108.1)	24.2
Reversal of goodwill in total recognised gains and losses on disposal of subsidiaries	1.0	15.3	(4.2)
Shares issued	32.6	8.7	3.7
Consideration paid for the purchase of own shares held in an ESOP trust	(8.2)	–	(7.5)
Consideration received for the sale of own shares held in an ESOP trust	4.0	2.5	1.2
Credit in respect of employee share schemes	4.3	3.5	0.7

Net increase/(decrease) in shareholders’ funds for the financial year	266.7	(11.4)	45.1
Shareholders’ funds at 1 October	1,675.3	1,686.7	1,641.6

Shareholders’ funds at 30 September	1,942.0	1,675.3	1,686.7

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90	The BOC Group plc Annual report and accounts 2005
Balance sheet of The BOC Group plc
At 30 September

		2005	2004
	Notes	£ million	£ million

Fixed assets
Tangible assets	12(e)	14.9	11.3
Investments	13(d)	3,165.8	2,982.6

		3,180.7	2,993.9

Current assets
Debtors falling due within one year	15(a)	153.0	320.4
Cash at bank and in hand	17	44.3	80.8

		197.3	401.2

Creditors: amounts falling due within one year
Borrowings and finance leases	18(a)	(107.2)	(252.1)
Other creditors	18(b)	(1,005.4)	(1,004.1)

		(1,112.6)	(1,256.2)

Net current liabilities		(915.3)	(855.0)

Total assets less current liabilities		2,265.4	2,138.9

Creditors: amounts falling due after more than one year
Borrowings and finance leases	19(a)	(677.0)	(674.5)
Other creditors	19(b)	(0.2)	(3.2)

		(677.2)	(677.7)

Total net assets		1,588.2	1,461.2

Capital and reserves
Equity called up share capital	23	125.6	124.7
Share premium account	24(b)	406.6	374.9
Other reserves	24(b)	336.4	336.4
Profit and loss account	24(b)	769.6	671.0
Own shares	24(b)	(50.0)	(45.8)

Total capital and reserves		1,588.2	1,461.2

The financial statements were approved by the board of directors on 28 November 2005 and are signed on its behalf by:

A E Isaac Director A M Ferguson Director

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91

Accounting policies

General
•	Basis of preparation These financial statements are based on the historical cost accounting convention in accordance with the Companies Act 1985 and comply with all applicable UK accounting standards.
UK accounting standards differ in certain respects from those generally accepted in the US and the major effects of these differences in the determination of net income and shareholders’ funds are shown in note 30 to the financial statements. Disclosure requirements of both the UK and US are incorporated throughout the notes to these financial statements.

•	Basis of consolidation The Group accounts include the accounts of the parent undertaking and of all subsidiaries, joint ventures and associates.
The results of businesses acquired during the year are included from the effective date of acquisition. The results of businesses disposed of during the year are included up to the date of relinquishing control. Material, separately identifiable business segments disposed of are analysed as discontinued operations and prior years’ analyses are restated to reflect those businesses as discontinued.

•	Accounting policies These accounts have been prepared on an accounting basis consistent with that applied in the financial year ended 30 September 2004.

•	Exchange Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the financial year. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the financial year end. Assets or liabilities swapped into other currencies are accounted for in those currencies. Exchange differences are dealt with as a movement in reserves where they arise from:
i)	the translation of the opening net assets of overseas operations;
ii)	the retranslation of retained earnings of overseas operations from average to closing rates of exchange; and
iii)	the translation or conversion of foreign currency borrowings taken to hedge overseas assets.

All other exchange differences are taken to the profit and loss account. The principal exchange rates affecting the Group are shown in the financial review on page 63.

Revenue recognition
Turnover is based on the invoiced value of the sale of goods and services, and includes the sales value of long-term contracts appropriate to the state of completion. It excludes sales between Group undertakings,VAT and similar sales-based taxes. Turnover for goods and services is recognised when the significant risks and rewards of ownership are transferred to the customer. This is determined to be when delivery has occurred, title of the goods has passed to the purchaser, and where the price is fixed or determinable and reflects the commercial substance of the transaction. Sales returns are not a significant business issue in the industries in which the Group operates.

Revenue on long-term supply contracts with customers generally contains two elements:
i)	a fixed charge for the use of production or storage facilities. This is recognised on a straight line basis over the period of the contract. Where the charge is in respect of production facilities, it will also typically include the supply of a specified volume of product;
ii)	a variable charge for the supply of product, or the supply of product in excess of a specified contract volume. This is recognised when the risks and rewards of ownership are transferred to the customer.

Profit on long-term contracts is recognised on a percentage of completion basis. Provision is made for all losses incurred together with any foreseeable or anticipated future losses.

Retirement benefits
Retirement benefits are accounted for under FRS17.
     For defined benefit schemes the regular service cost of providing retirement benefits to employees during the year is charged to operating profit in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit in the year.
     A credit representing the expected return on the assets of the retirement benefit schemes during the year is included within other net financing income. This is based on the market value of the assets of the schemes at the start of the financial year.
     A charge representing the expected increase in the liabilities of the retirement benefit schemes during the year is included within other net financing income. This arises from the liabilities of the schemes being one year closer to payment.
     Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and losses in the year, together with differences arising from changes in assumptions.
     For defined contribution schemes the cost of providing benefits is charged to operating profit as incurred.

Research and development
Revenue expenditure on research and development is written off when incurred.

Operating leases
The cost of operating leases is written off on the straight line basis over the period of the lease.

Intangible fixed assets
•	Goodwill Goodwill arising on the acquisition of a business, being the excess of the fair value of the purchase price over the fair value of the net assets acquired, is capitalised and amortised on a straight line basis over its useful economic life, generally up to a maximum period of 20 years. An impairment review is carried out at the end of the first full financial year following acquisition. Any impairment in the value of goodwill, calculated by discounting estimated future cash flows, is dealt with in the profit and loss account in the period in which it arises. Negative goodwill, being the excess of the fair value of the net assets acquired over the fair value of the purchase price, is capitalised and amortised on a straight line basis, generally over a period equivalent to the realisation of the non-monetary assets acquired.
Goodwill, both positive and negative, arising on acquisitions before 30 September 1998 was taken to reserves and has not been reinstated on the balance sheet. This is in line with the relevant accounting standard on goodwill, FRS10. This goodwill will remain in reserves until such time as it becomes impaired or the business or businesses to which it relates are disposed of, at which time it will be taken to the profit and loss account or statement of total recognised gains and losses where appropriate.
•	Intangibles Other material intangible assets acquired, such as patents and trademarks, are capitalised and written off on the straight line basis over their effective economic lives.

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92	The BOC Group plc Annual report and accounts 2005	Accounting policies

Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation. No depreciation is charged on freehold land or construction in progress. Depreciation is charged on all other fixed assets on the straight line basis to write them down to their residual values over the effective lives. Straight line depreciation rates vary according to the class of asset, but are typically:

Per annum

Freehold property	2%–4%
Leasehold property (or at higher rates based on the life of the lease)	2%–4%
Plant and machinery	3%–10%
Cylinders	4%–10%
Motor vehicles	7%–20%
Computer hardware and major software	15%–25%

•	Until 30 September 1999, land and buildings were revalued periodically. Following the adoption of FRS15, land and buildings are no longer revalued. At 1 October 1999, the net book value of assets previously revalued is regarded as the historical cost.

•	Interest costs on major fixed asset additions are capitalised during the construction period and written off as part of the total cost.

•	Where finance leases have been entered into, the capital element of the obligations to the lessor are shown as part of borrowings and the rights in the corresponding assets are treated in the same way as owned fixed assets.

•	Any impairment in the value of fixed assets, calculated by comparing the carrying value against the higher of the net realisable value or value in use, is dealt with in the profit and loss account in the period in which it arises.

Investments
Investments which are held for the long term and in which the Group has a participating interest and exercises joint control with one or more other parties are treated as joint ventures and accounted for on the gross equity method. Investments which are held for the long term and in which the Group has a participating interest and exercises significant influence are treated as associates and accounted for on the equity method. In both cases, the Group’s share of the results of the investment is included in the profit and loss account, and the Group’s share of the net assets is included in investments in the balance sheet. Other investments are shown on the balance sheet at cost less any provision for impairment.

Stocks
Stocks and work in progress are valued at the lower of cost and net realisable value. Cost where appropriate includes a proportion of overhead expenses. Work in progress is stated at cost less progress payments received or receivable. Cost is arrived at principally on the average and ‘first-in, first-out’ (FIFO) basis. The amount of long-term contracts, net of amounts transferred to cost of sales and after deducting foreseeable losses and payments on account, is included in stocks as long-term contract amounts.

Deferred tax
The Group provides for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax assets are only recognised where it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Provisions
Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Restructuring provisions are made for direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date. Provisions for warranties are based on contractual arrangements with customers and experience of product performance.

Financial instruments
The Group uses financial instruments, including interest rate and currency swaps, to raise finance for its operations and to manage the risks arising from those operations. All transactions are undertaken only to manage interest and currency risk associated with the Group’s underlying business activities and the financing of those activities. The Group does not undertake any trading activity in financial instruments.

•	Foreign exchange transaction exposures The Group generally hedges actual and forecast foreign exchange exposures up to two years ahead. Forward contracts are used to hedge the forecast exposure and any gains or losses resulting from changes in exchange rates on contracts designated as hedges of forecast foreign exchange are deferred until the financial period in which they are realised. If the contract ceases to be a hedge, any gains and losses are recognised through the profit and loss account.

•	Balance sheet translation exposures A large proportion of the Group’s net assets are denominated in currencies other than sterling. Where practicable and cost effective the Group hedges these balance sheet translation exposures by borrowing in relevant currencies and markets and by the use of currency swaps. Currency swaps are used only as balance sheet hedging instruments, and the Group does not hedge the currency translation of its profit and loss account. Exchange gains and losses arising on the notional principal of these currency swaps during their life and at termination or maturity are dealt with as a movement in reserves. If the swap ceases to be a hedge of the underlying transaction, any gains or losses are recognised in the profit and loss account.

•	Interest rate risk exposures The Group hedges its exposure to movements in interest rates associated with its borrowings primarily by means of interest rate swaps and forward rate agreements. Interest payments and receipts on these agreements are included with net interest payable. They are not revalued to fair value and are not shown on the Group balance sheet at the balance sheet date.

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93

Notes to the financial statements

1. Segmental information

a) Turnover (including share of joint ventures and associates)

	Continuing operations

	Process Gas Solutions £ million	Industrial and Special Products £ million
			BOC	Afrox		Total Group	Total Group
			Edwards	hospitals	Gist	by origin	by destination
			£ million	£ million	£ million	£ million	£ million

2005
Europe	332.3	467.0	185.6	–	315.9	1,300.8	1,252.1
Americas	631.5	322.3	268.3	–	–	1,222.1	1,188.8
Africa	38.6	272.3	–	275.1	–	586.0	583.4
Asia/Pacific	463.9	660.1	372.1	–	–	1,496.1	1,580.7

Turnover	1,466.3	1,721.7	826.0	275.1	315.9	4,605.0	4,605.0

2004
Europe	292.8	449.1	189.5	–	293.2	1,224.6	1,162.7
Americas	523.4	422.6	272.3	–	–	1,218.3	1,171.6
Africa	36.1	230.8	–	432.1	–	699.0	699.4
Asia/Pacific	422.9	679.8	354.7	–	–	1,457.4	1,565.6

Turnover	1,275.2	1,782.3	816.5	432.1	293.2	4,599.3	4,599.3

2003
Europe	278.3	430.0	154.3	–	291.8	1,154.4	1,137.4
Americas	517.5	461.7	259.6	–	–	1,238.8	1,191.5
Africa	30.8	201.3	–	353.4	–	585.5	588.0
Asia/Pacific	416.1	658.2	270.2	–	–	1,344.5	1,406.3

Turnover	1,242.7	1,751.2	684.1	353.4	291.8	4,323.2	4,323.2

1.	Inter segment turnover is not material.
2.	The Afrox hospitals business was accounted for as a subsidiary company until March 2005 and thereafter as an associated company, following the disposal of BOC’s controlling interest.

b) Business analysis

	Continuing operations

		Industrial and Special Products £ million
	Process Gas Solutions £ million		BOC Edwards £ million	Afrox hospitals £ million
					Gist	Corporate	Total Group
					£ million	£ million	£ million

2005
Total operating profit before exceptional items[1]	207.2	289.4	38.1	37.2	24.5	(32.2)	564.2
Operating exceptional items[1]	–	–	(20.7)	–	–	–	(20.7)

Operating profit	207.2	289.4	17.4	37.2	24.5	(32.2)	543.5
Profit on disposal of businesses	–	13.2	–	84.9	–	–	98.1
Profit on disposal of fixed assets	–	10.5	–	–	–	–	10.5
Capital employed[2]	1,795.6	948.9	549.2	25.0	46.9	(81.2)	3,284.4
Capital expenditure[3]	203.8	124.5	33.2	12.4	18.5	4.9	397.3
Depreciation and amortisation[3]	147.3	95.5	38.9	6.7	12.4	1.1	301.9

2004
Total operating profit before exceptional items[1]	190.3	269.5	47.8	59.8	25.1	(15.6)	576.9
Operating exceptional items[1]	(0.8)	(15.6)	(1.0)	–	–	–	(17.4)

Operating profit	189.5	253.9	46.8	59.8	25.1	(15.6)	559.5
Loss on disposal of business	–	(79.5)	–	–	–	–	(79.5)
Profit on disposal of fixed assets	4.9	–	–	–	–	–	4.9
Capital employed[2]	1,625.2	943.9	548.1	162.5	6.9	(66.2)	3,220.4
Capital expenditure[3]	100.1	99.4	30.1	17.5	9.0	–	256.1
Depreciation and amortisation[3]	156.0	101.5	40.1	12.3	12.9	1.2	324.0

2003
Total operating profit before exceptional items[1]	184.0	242.7	18.5	46.1	29.2	(14.9)	505.6
Operating exceptional items[1]	(6.9)	(4.5)	(10.6)	–	–	(45.0)	(67.0)

Operating profit	177.1	238.2	7.9	46.1	29.2	(59.9)	438.6
Capital employed[2]	1,822.9	1,158.1	596.1	167.2	0.8	(88.0)	3,657.1
Capital expenditure[3]	93.1	105.2	37.6	17.8	22.3	5.2	281.2
Depreciation and amortisation[3]	165.8	101.2	39.1	9.8	15.8	1.7	333.4

1.	Including share of joint ventures and associates.
2.	Capital employed comprises the capital and reserves of the Group, its long-term liabilities and all current borrowings net of cash and deposits.
3.	Subsidiary undertakings only.
4.	Net interest and net borrowings are managed centrally and are not directly attributable to individual business segments or regions.
5.	The Afrox hospitals business was accounted for as a subsidiary company until March 2005 and thereafter as an associated company, following the disposal of BOC’s controlling interest.

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94	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

1. Segmental information continued

c) Regional analysis

					Total Group £ million
	Europe	Americas	Africa	Asia/Pacific
	£ million	£ million	£ million	£ million

2005
Total operating profit before exceptional items[1]	143.7	100.0	91.3	229.2	564.2
Operating exceptional items[1]	(5.1)	(15.6)	–	–	(20.7)

Operating profit	138.6	84.4	91.3	229.2	543.5
Profit on disposal of businesses	–	13.2	84.9	–	98.1
Profit on disposal of fixed assets	–	10.5	–	–	10.5
Capital employed[2]	774.2	1,143.2	203.4	1,163.6	3,284.4
Capital expenditure[3]	105.1	133.0	45.8	113.4	397.3

2004
Total operating profit before exceptional items[1]	155.4	77.4	108.9	235.2	576.9
Operating exceptional items[1]	–	(14.8)	–	(2.6)	(17.4)

Operating profit	155.4	62.6	108.9	232.6	559.5
Loss on disposal of business	–	(79.5)	–	–	(79.5)
Profit on disposal of fixed assets	4.9	–	–	–	4.9
Capital employed[2]	796.6	992.9	335.4	1,095.5	3,220.4
Capital expenditure[3]	72.3	71.8	44.2	67.8	256.1

2003
Total operating profit before exceptional items[1]	144.3	91.8	85.0	184.5	505.6
Operating exceptional items[1]	(7.3)	(49.1)	–	(10.6)	(67.0)

Operating profit	137.0	42.7	85.0	173.9	438.6
Capital employed[2]	866.2	1,225.0	321.5	1,244.4	3,657.1
Capital expenditure[3]	102.7	79.1	36.7	62.7	281.2

1.	Including share of joint ventures and associates.
2.	Capital employed comprises the capital and reserves of the Group, its long-term liabilities and all current borrowings net of cash and deposits.
3.	Subsidiary undertakings only.
4.	Net interest and net borrowings are managed centrally and are not directly attributable to individual business segments or regions.
5.	The Afrox hospitals business was accounted for as a subsidiary company until March 2005 and thereafter as an associated company, following the disposal of BOC’s controlling interest.

d) Joint ventures and associates – business analysis

	Joint ventures			Associates

		Industrial			Industrial
	Process Gas	and Special	BOC	Process Gas	and Special	BOC	Afrox
	Solutions	Products	Edwards	Solutions	Products	Edwards	hospitals
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2005
Turnover[1]	287.9	244.9	195.0	51.7	7.6	5.5	57.7
Operating profit before exceptional items[1]	44.6	31.6	30.9	8.9	0.5	1.2	9.9
Operating exceptional items[1]	–	–	–	–	–	–	–

Operating profit	44.6	31.6	30.9	8.9	0.5	1.2	9.9
Capital employed[2]	116.7	67.0	107.8	42.7	5.0	2.2	30.8
Capital expenditure	192.2	17.8	54.3	2.2	1.6	–	17.8
Group share	106.3	8.2	26.4	0.6	0.5	–	2.0
Other partners	85.9	9.6	27.9	1.6	1.1	–	15.8
Depreciation and amortisation[1]	32.7	10.3	11.2	2.8	0.6	0.1	0.8

2004
Turnover[1]	230.0	238.9	178.1	36.3	7.7	5.5	17.4
Operating profit before exceptional items[1]	40.8	30.4	28.2	6.3	0.7	1.4	4.7
Operating exceptional items[1]	(0.8)	(0.8)	(1.0)	–	–	–	–

Operating profit	40.0	29.6	27.2	6.3	0.7	1.4	4.7
Capital employed[2]	89.5	69.3	99.9	35.3	4.9	2.5	9.7
Capital expenditure	58.5	15.5	30.1	2.1	2.7	0.1	–
Group share	25.7	7.4	14.8	0.6	0.7	–	–
Other partners	32.8	8.1	15.3	1.5	2.0	0.1	–
Depreciation and amortisation[1]	27.0	10.2	10.1	2.7	0.5	0.1	1.0

1.	Group share.
2.	Capital employed comprises the Group’s share of the net assets of joint ventures or associates.
3.	The decrease in capital employed of joint ventures in 2004 is principally due to the acquisition of an additional 30 per cent ownership interest in the Cantarell joint venture (see note 28a)).
4.	The Afrox hospitals business was accounted for as a subsidiary company until March 2005 and thereafter as an associated company, following the disposal of BOC’s controlling interest.

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Notes to the financial statements	95

1. Segmental information continued

			Joint ventures				Associates

		Industrial			Industrial
	Process Gas	and Special	BOC	Process Gas	and Special	BOC	Afrox
	Solutions	Products	Edwards	Solutions	Products	Edwards	hospitals
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2003
Turnover[1]	191.9	221.6	130.8	30.9	8.6	5.7	15.4
Operating profit before exceptional items[1]	39.0	25.6	22.2	5.8	0.7	1.4	3.5
Operating exceptional items[1]	(2.5)	(1.8)	(2.5)	–	–	–	–

Operating profit	36.5	23.8	19.7	5.8	0.7	1.4	3.5
Capital employed[2]	183.8	108.2	118.0	40.8	7.2	3.3	8.3
Capital expenditure	40.7	10.5	20.7	8.0	1.1	0.4	–
Group share	17.7	5.1	10.3	2.5	0.3	0.2	–
Other partners	23.0	5.4	10.4	5.5	0.8	0.2	–
Depreciation and amortisation[1]	28.0	10.1	9.6	5.4	1.2	0.6	0.7

1.	Group share.
2.	Capital employed comprises the Group’s share of the net assets of joint ventures or associates.

e) Joint ventures and associates – regional analysis

		Joint ventures			Associates

	Americas	Asia/Pacific	Americas	Africa	Asia/Pacific
	£ million	£ million	£ million	£ million	£ million

2005
Turnover[1]	140.2	587.6	41.5	57.7	23.3
Operating profit before exceptional items[1]	24.1	83.0	3.7	10.2	6.6
Operating exceptional items[1]	–	–	–	–	–

Operating profit	24.1	83.0	3.7	10.2	6.6
Capital employed[2]	(10.8)	302.3	16.0	31.6	33.1
Capital expenditure	103.2	161.1	0.1	17.8	3.7
Group share	64.0	76.9	–	2.0	1.1
Other partners	39.2	84.2	0.1	15.8	2.6

2004
Turnover[1]	87.6	559.4	26.5	17.4	23.0
Operating profit before exceptional items[1]	17.2	82.2	1.1	4.7	7.3
Operating exceptional items[1]	–	(2.6)	–	–	–

Operating profit	17.2	79.6	1.1	4.7	7.3
Capital employed[2]	(30.0)	288.7	12.5	9.7	30.2
Capital expenditure	6.0	98.1	0.1	–	4.8
Group share	2.4	45.5	–	–	1.3
Other partners	3.6	52.6	0.1	–	3.5

2003
Turnover[1]	68.0	476.3	19.1	15.4	26.1
Operating profit before exceptional items[1]	19.1	67.7	(0.7)	3.5	8.6
Operating exceptional items[1]	–	(6.8)	–	–	–

Operating profit	19.1	60.9	(0.7)	3.5	8.6
Capital employed[2]	26.5	383.5	13.1	8.3	38.2
Capital expenditure	13.8	58.1	6.0	–	3.5
Group share	5.4	27.7	1.8	–	1.2
Other partners	8.4	30.4	4.2	–	2.3

1.	Group share.
2.	Capital employed comprises the Group’s share of the net assets of joint ventures or associates.
3.	The decrease in capital employed of joint ventures in 2004 is principally due to the acquisition of an additional 30 per cent ownership interest in the Cantarell joint venture (see note 28a)).
4.	The Afrox hospitals business was accounted for as a subsidiary company until March 2005 and thereafter as an associated company, following the disposal of BOC’s controlling interest.

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96	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

1. Segmental information continued
f) Significant country analysis

			UK			US

	2005	2004	2003	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million	£ million

Turnover[1]	993.2	973.9	914.3	887.1	959.7	1,013.5
Total operating profit before exceptional items[1]	85.5	112.9	110.4	41.7	21.5	31.3
Operating exceptional items[1]	(5.1)	–	(5.0)	(15.6)	(14.8)	(48.9)

Operating profit	80.4	112.9	105.4	26.1	6.7	(17.6)
Profit/(loss) on disposal of business	–	–	–	13.2	(79.5)	–
Profit on disposal of fixed assets	–	4.9	–	10.5	–	–
Capital employed[2]	530.2	575.8	629.5	932.1	820.7	1,039.5
Capital expenditure[3]	93.1	60.7	92.4	115.5	56.2	71.0

1.	Including share of joint ventures and associates.
2.	Capital employed comprises the capital and reserves of the Group, its long-term liabilities and all current borrowings net of cash and deposits.
3.	Subsidiary undertakings only.

2. Profit and loss
a) Analysis of costs

	2005	2004	2003
i) Expense category	£ million	£ million	£ million

Cost of sales	(2,161.6)	(2,181.7)	(2,137.9)

Distribution costs	(316.3)	(317.7)	(321.7)
Administrative expenses[1]	(861.0)	(936.6)	(913.2)
Income from other fixed asset investments	0.1	0.2	1.7

Net operating expenses	(1,177.2)	(1,254.1)	(1,233.2)

	Continuing
	operations
	before
	exceptional	Exceptional
	items	items [2]	Total
ii) 2005 analysis	£ million	£ million	£ million

Cost of sales	(2,161.6)	–	(2,161.6)

Distribution costs	(316.3)	–	(316.3)
Administrative expenses[1]	(840.3)	(20.7)	(861.0)
Income from other fixed asset investments	0.1	–	0.1

Net operating expenses	(1,156.5)	(20.7)	(1,177.2)

iii) 2004 analysis

Cost of sales	(2,181.7)	–	(2,181.7)

Distribution costs	(317.7)	–	(317.7)
Administrative expenses[1]	(921.8)	(14.8)	(936.6)
Income from other fixed asset investments	0.2	–	0.2

Net operating expenses	(1,239.3)	(14.8)	(1,254.1)

iv) 2003 analysis

Cost of sales	(2,136.2)	(1.7)	(2,137.9)

Distribution costs	(318.6)	(3.1)	(321.7)
Administrative expenses[1]	(857.8)	(55.4)	(913.2)
Income from other fixed asset investments	1.7	–	1.7

Net operating expenses	(1,174.7)	(58.5)	(1,233.2)

1.	Included in total administrative expenses is research and development expenditure of £43.2 million (2004: £41.6 million, 2003: £39.9 million).
2.	All exceptional items arose in continuing operations.

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Notes to the financial statements	97

2. Profit and loss continued
b) Exceptional items analysis

	2005	2004	2003
	£ million	£ million	£ million

Charged in arriving at operating profit
Restructuring costs	(6.8)	(17.4)	(23.8)
Impairment of goodwill	(13.9)	–	–
Litigation settlement	–	–	(43.2)

Total operating exceptional items	(20.7)	(17.4)	(67.0)

i) Restructuring costs and impairment of goodwill
£20.7 million has been charged in 2005 for restructuring in BOC Edwards. This comprises goodwill impairment of £13.9 million and severance costs. Savings of approximately £5 million are targeted from this restructuring during 2006.
      In 2004 following the sale of the packaged gas business in the US, costs of £14.8 million were incurred to restructure the footprint of the remaining business in the US. This covered the severance costs and other costs of restructuring those functions which are shared by BOC’s businesses in the US. Restructuring costs in 2004 also included a charge of £2.6 million (2003: £8.3 million) relating to the integration of BOC’s gases business and part of the Air Liquide business in Japan to form Japan Air Gases.
     The restructuring costs in 2003 related to various programmes including programmes under the business initiative announced in August 2001. The major programmes covered investments in information management systems, the restructuring of BOC Edwards’ manufacturing capacity and restructuring to deliver operational efficiencies in Process Gas Solutions and Industrial and Special Products. These programmes were completed in 2004.
      Cash flow from operating activities includes an outflow of £16.9 million (2004: £11.9 million, 2003: £28.3 million) in respect of the various restructuring programmes.

ii) Litigation settlement
An action was filed in the US against The BOC Group Cash Balance Retirement Plan (the Plan). It was alleged that the Plan improperly calculated lump sum distributions from the Plan in violation of the Employee Retirement Income Security Act. In November 2003, the parties reached an agreement to settle at US$69 million (£43.2 million). The settlement was approved by the court in March 2004. The full amount was provided in 2003 as an exceptional item. The settlement is being paid out of Plan assets.

	2005	2004	2003
	£ million	£ million	£ million

Credited/(charged) after operating profit
Profit on disposal of businesses – continuing operations	98.1	–	–
Loss on disposal of business – continuing operations	–	(79.5)	–
Profit on disposal of fixed assets – continuing operations	10.5	4.9	–

Total non-operating exceptional items	108.6	(74.6)	–

iii) Disposal of businesses
The sale of Afrox Healthcare Limited in South Africa was completed on 22 March 2005. African Oxygen Limited, BOC’s subsidiary in South Africa, retains a significant interest in the hospitals business through a 20 per cent holding in the new company. The gain on disposal was £84.9 million.
     The sale of the packaged gas business in the US was completed on 30 July 2004. The loss on disposal of £79.5 million in 2004 included the write-off of the assets associated with the business, severance and other disposal costs. It also included a goodwill write-off of £19.9 million, of which £15.3 million had been written off to reserves in the years up to, and including, 1998 in accordance with prevailing UK GAAP at that time. Part of the consideration was payable subject to certain conditions and accordingly was not recognised in 2004. This remaining consideration was received in November 2005 and has been recognised in 2005 as an exceptional item.

iv) Profit on disposal of fixed assets
The sale of an investment in the US in 2005 resulted in a profit of £10.5 million, which has been accounted for as an exceptional item. The sale of property in the UK in 2004 resulted in a profit of £4.9 million, which was accounted for as an exceptional item.

c) Fees to auditors

		2005	2004	2003
		£ million	£ million	£ million

	Audit fees (Parent £0.3 million, 2004: £0.4 million, 2003: £0.4 million)	2.2	2.5	2.0

	Non-audit fees
Tax services	– advisory	1.0	0.7	0.8
	– compliance	0.2	0.4	0.8
	Audit related services[1]	1.9	0.9	0.5
	Other services (expatriate administration services)[2]	1.1	1.1	1.4

	Total non-audit fees	4.2	3.1	3.5

	Total fees paid to auditors	6.4	5.6	5.5

1.	Audit related services include advice associated with the implementation of Section 404 of the US Sarbanes-Oxley Act 2002 and International Financial Reporting Standards. These services are treated as non-audit services in 2005.
2.	The expatriate administration contract was signed in June 2001 for a five year period following a competitive tender process.
3.	The audit fees for the Afrox hospitals business are £0.4 million for 2005. These fees are not included in the above figures for 2005 following the disposal by BOC’s South African subsidiary of its majority shareholding in Afrox Healthcare Limited in March 2005.

BOC operates a number of policies designed to ensure auditor independence and objectivity. The audit committee is responsible for overseeing implementation of these policies including the review of all expenditure related to non-audit services. The audit committee, by delegation to the chairman of the audit committee, approves in advance any non-audit services and has approved a policy that prevents the use of the auditor for any services that could threaten the independence or objectivity of the audit.

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98	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

3. Interest on net debt

	2005	2004	2003
	£ million	£ million	£ million

Interest payable on borrowings totally repayable within five years	52.5	55.9	48.0
Interest payable on all other borrowings	30.5	35.9	46.5

Interest payable and similar charges	83.0	91.8	94.5
Interest capitalised	(1.1)	(0.1)	(0.8)

Interest payable (net of interest capitalised)	81.9	91.7	93.7
Interest receivable and similar income	(34.3)	(21.2)	(17.9)

Interest (net)	47.6	70.5	75.8
Share of interest of joint ventures (net)	25.1	17.0	19.3
Share of interest of associates (net)	4.0	0.9	1.0

Total interest on net debt	76.7	88.4	96.1

Interest payable on finance leases	0.7	1.7	3.5
Interest payable on borrowings repayable by instalments	7.0	10.0	14.1

Share of interest of joint ventures and associates is after deducting interest capitalised of £1.8 million (2004: £0.5 million, 2003: £0.1 million).

4. Tax

a) Tax on profit on ordinary activities

	2005	2004	2003
	£ million	£ million	£ million

Current tax:
Payable in the UK
Corporation tax at 30% (2004: 30%, 2003: 30%)	116.6	79.8	85.7
Double tax relief	(84.1)	(52.9)	(57.5)

	32.5	26.9	28.2

Payable overseas
US – Federal tax at 35% (2004: 35%, 2003: 35%)	(3.2)	0.1	0.2
US – State and local taxes	–	0.1	(0.3)
Australia at 30% (2004: 30%, 2003: 30%)	20.7	23.2	16.4
South Africa at 29% (2004: 30%, 2003: 30%)	58.3	35.5	26.0
Japan at 42% (2004: 42%, 2003: 42%)	16.8	14.1	11.3
Other countries	40.9	14.3	35.6

	133.5	87.3	89.2

Total current tax	166.0	114.2	117.4

Deferred tax:
Origination and reversal of timing differences	(6.1)	(12.4)	(20.9)
Effect of change in tax rate on opening liability	–	(0.1)	(0.1)

Total deferred tax[1]	(6.1)	(12.5)	(21.0)

Tax on profit on ordinary activities	159.9	101.7	96.4

	2005	2004	2003
	£ million	£ million	£ million

Analysis of charge in the year by entity type
Subsidiary undertakings	130.2	75.9	77.9
Share of joint ventures	26.1	23.5	16.0
Share of associates	3.6	2.3	2.5

Tax on profit on ordinary activities	159.9	101.7	96.4

1.	The deferred tax includes a credit of £4.7 million (2004: £13.5 million, 2003: £18.5 million) relating to subsidiary undertakings.The balance relates to the Group’s share of joint ventures and associates.

The tax charge includes a credit of £7.7 million for operating exceptional items (2004: £18.9 million, 2003: £25.0 million) and a charge of £36.1 million for non-operating exceptional items (2004: £25.6 million credit, 2003: £nil). The effective rate of tax on adjusted profit was 26.0 per cent (2004: 29.0 per cent, 2003: 29.0 per cent). The total rate of tax was 26.9 per cent (2004: 24.7 per cent, 2003: 27.4 per cent).

Back to Contents

Notes to the financial statements	99

4. Tax continued

b) Deferred tax

	2005	2004	2003
i) Deferred tax – UK GAAP	£ million	£ million	£ million

Analysis
Arising from accelerated depreciation allowances	271.6	312.2	346.5
Other timing differences	(27.7)	(34.2)	(43.7)
Tax losses and other credits available	(8.3)	(30.8)	(30.2)

	235.6	247.2	272.6

Movement during the year[1]
At 1 October 2004	247.2	272.6	283.9
Exchange adjustment	6.6	(3.8)	5.7
Arising during the year	(4.7)	(13.5)	(18.5)
Transfers to current tax	(14.4)	(0.2)	(1.0)
Acquisitions/(disposals) of businesses	–	–	(18.7)
Other movements	0.9	(7.9)	21.2

At 30 September 2005	235.6	247.2	272.6

1. Subsidiary undertakings only.

The balance at 30 September 2005 is shown in:
Provisions for liabilities and charges (note 22)	241.9	253.0	279.2
Less: Debtors falling due after more than one year (note 15 b))	6.3	5.8	6.6

	235.6	247.2	272.6

ii) Deferred tax – US GAAP
For US GAAP reporting, the Group follows SFAS109, Accounting for Income Taxes, in respect of deferred taxation. SFAS109 requires deferred tax to be fully provided on all temporary differences.

The table below provides a reconciliation of deferred taxes from a UK GAAP basis to a US GAAP basis at 30 September 2005.

		Adjustments
	UK GAAP	to US GAAP	US GAAP
	£ million	£ million	£ million

Accelerated capital allowances	271.6	–	271.6
Other temporary differences	(27.7)	(6.3)	(34.0)
Tax losses and other credits available	(8.3)	–	(8.3)

	235.6	(6.3)	229.3

1.	The UK deferred tax balance of £235.6 million does not include the deferred tax asset of £98.4 million relating to the Group’s net pension liabilities. As required by the applicable UK GAAP accounting standard, FRS17, this asset is set against the relevant retirement benefit liability to show the net position (see note 8 a)). If it was included above, it would be wholly reversed in the adjustments to US GAAP.

US GAAP
£ million

Movement during the year
At 1 October 2004	237.0
Exchange adjustment	8.0
Arising during the year[2]	22.2
Transfers to current tax	(14.4)
Acquisitions/(disposals) of businesses	–
Other movements[3]	(23.5)

At 30 September 2005	229.3

2.	The amount arising during the year includes a charge of £28.5 million in respect of the undistributed earnings of foreign subsidiaries and joint ventures.
3.	This mainly relates to the deferred tax on an additional minimum pension liability under US GAAP. See note 8 c) and 30 f).

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100	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

4. Tax continued
The components of deferred tax assets/(liabilities) at 30 September 2005 were:

	2005	2004
	£ million	£ million

Long-term
Asset	156.9	153.6
Liability	(370.8)	(383.9)

Net liability	(213.9)	(230.3)

Short-term
Asset	26.8	19.1
Liability	(42.2)	(25.8)

Net (liability)/asset	(15.4)	(6.7)

Total deferred tax assets	183.7	172.7
Total deferred tax liabilities	(413.0)	(409.7)

	(229.3)	(237.0)

c) Factors affecting the current and total tax charge for the period
The table set out below provides a reconciliation between the UK corporation tax rate and the Group’s total tax rate, and between the UK corporation tax rate and the effective tax rate on adjusted profit, computed by taking the various elements of the tax reconciliation as a percentage of the profit before tax and the adjusted profit before tax.

		Reconciliation of total tax rate		Reconciliation of effective tax rate on adjusted profit

	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%

UK corporation tax rate	30.0	30.0	30.0	30.0	30.0	30.0
Difference in tax rates of overseas subsidiaries,
joint ventures and associates	0.1	1.1	0.5	0.1	0.9	0.4
Excess of tax depreciation over book depreciation	(0.6)	(2.5)	(3.3)	(0.7)	(2.1)	(2.8)
Other timing differences	–	(0.9)	2.1	0.1	(0.7)	1.8
State and local taxes	0.4	0.2	0.3	0.4	0.2	0.3
Net (utilisation)/creation of losses	(2.0)	–	0.9	(2.4)	–	0.7
Investment tax credits	(0.3)	–	(0.1)	(0.3)	–	(0.1)
Prior year tax	(1.2)	(3.0)	(0.1)	(1.4)	(2.4)	–
Tax effect of exceptional items	(0.3)	3.6	4.4	–	–	–
Permanent items and other items with less than a 5% net effect	1.9	(0.8)	(1.3)	2.2	(0.7)	(1.1)

Current total tax rate/effective tax rate	28.0	27.7	33.4	28.0	25.2	29.2
Deferred tax timing differences	(1.1)	(3.0)	(6.0)	(2.0)	3.8	(0.2)

Total tax rate/effective tax rate	26.9	24.7	27.4	26.0	29.0	29.0

Profit on ordinary activities before tax, as shown in the consolidated profit and loss account, is analysed over its component parts as follows:

				2005	2004	2003
				£ million	£ million	£ million

UK				59.2	83.7	67.0
Overseas				534.4	328.6	284.9

				593.6	412.3	351.9

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Notes to the financial statements	101

4. Tax continued

d) Factors that may affect future tax charges
The total charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charge will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

e) Unused tax credits
On a consolidated basis, the Group has net operating loss carryforwards of £1.3 million. If not offset against taxable income, these losses will expire as follows:

Net
operating loss
Year	£ million

2006	–
2007	–
2008	–
2009	–
2010	–
Thereafter, or no expiry date	1.3

For US Federal tax purposes, the Group has investment tax credits and general business tax credits to carry forward of approximately £7.8 million, which are available to reduce income taxes otherwise payable. These do not expire until 2006 or thereafter.
     In addition, the Group has alternative minimum tax credits for US Federal income tax purposes of approximately £27.3 million which can be carried forward to reduce regular tax liabilities of future years. There is no expiration date on these credits.
     Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes currently payable and the provision for income taxes in the period in which the assets giving rise to such credits are placed in service. Deferred tax assets, subject to the need for a valuation allowance, are recognised to the extent that the investment tax credits are not currently utilised.

5. Directors
Directors’ remuneration and interests are given in the report on remuneration on pages 72 to 83.

6. Employee numbers

a) Subsidiaries

	2005		2004

	Year end	Average	Year end	Average

i) Employees by business
Process Gas Solutions	6,821	6,430	5,836	5,631
Industrial and Special Products	13,004	12,991	13,874	14,895
BOC Edwards	4,680	4,780	4,911	4,823
Afrox hospitals	–	6,628	13,392	13,654
Gist	5,638	5,135	4,961	4,852
Corporate	429	416	409	405

	30,572	36,380	43,383	44,260

ii) Employees by region
Europe	13,408	12,912	12,712	12,504
Americas	6,216	6,223	6,283	7,140
Africa	3,541	10,049	16,790	17,073
Asia/Pacific	7,407	7,196	7,598	7,543

	30,572	36,380	43,383	44,260

b) Joint ventures and associates
Joint ventures	6,111	6,152	6,094	5,993
Associates	14,124	7,516	906	885

	20,235	13,668	7,000	6,878

c) Employment costs[1]

		2005	2004	2003
		£ million	£ million	£ million

Wages and salaries		790.5	855.2	844.7
Social security costs		74.8	79.6	77.7
Other pension costs[2]		86.6	80.8	115.4

		951.9	1,015.6	1,037.8

1.	Subsidiary undertakings only.
2.	Other pension costs includes an exceptional credit of £nil (2004: £4.4 million, 2003 £43.2 million charge). See also notes 2 b) and 8 a).

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102	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

7. Options and incentive schemes

a) Policy
Executive options that are granted at the market price of the company’s shares at the time of the grant do not attract a compensation expense under UK GAAP. For those executive options, including the Long-Term Incentive Plan, that are granted at a discount to the market price of the company’s shares at the time of the grant, the compensation expense is charged to the profit and loss account over the life of the option.The Group takes advantage of the exemption granted under UITF17 (revised 2003), Employee Share Schemes, whereby no compensation expense need be recorded for employee schemes that are granted at a discount.

b) Summary of movements
BOC operates share option schemes for both executives and employees.The features of these are given in the report on remuneration on pages 73 to 75 and in the employees report on page 25.

													Long-term
													incentive
	Employee options						Executive options						plan[1]

	Number of				Weighted		Number of				Weighted		Number of
	shares		Range of		average		shares		Range of		average		shares
	million		option prices		option price		million		option prices		option price		million

Outstanding at 1 October 2002	5.4		650p-914	p	855	p	23.5		677p-1119	p	943	p	–
Granted	2.3		698	p	698	p	4.9		776p-873	p	837	p	1.2
Exercised	(0.3)		650p-914	p	826	p	(0.4)		677p-851	p	751	p	–
Lapsed	(1.1)		650p-914	p	868	p	(1.6)		677p-1016	p	937	p	–

Outstanding at 30 September 2003	6.3		698p-914	p	801	p	26.4		677p-1119	p	926	p	1.2
Granted	1.2		795	p	795	p	2.9		820p-896	p	820	p	1.4
Exercised	(0.7)		698p-914	p	811	p	(0.7)		677p-919	p	749	p	–
Lapsed	(1.2)		698p-914	p	821	p	(2.0)		677p-1119	p	940	p	(0.1)

Outstanding at 30 September 2004	5.6		698p-914	p	794	p	26.6		722p-1079	p	919	p	2.5
Granted	1.1		787	p	787	p	1.7		905p-1074	p	905	p	1.5
Exercised	(0.8)		698p-914	p	857	p	(3.5)		722p-1016	p	887	p	–
Lapsed	(0.6)		698p-914	p	824	p	(1.7)		776p-1034	p	921	p	(0.6)

Outstanding at 30 September 2005	5.3		698p-914	p	780	p	23.1		776p-1079	p	922	p	3.4

Number of participants at 30 September 2005	5,361						1,284						129

Options exercisable:
At 30 September 2005	0.1		823p-914	p	873	p	14.8		848p-1079	p	965	p	0.5
At 30 September 2004	0.2		766p-894	p	875	p	6.3		722p-980	p	892	p	–

Fair value of options granted during:
Year ended 30 September 2005	254	p					175	p					737	p
Year ended 30 September 2004	205	p					175	p					705	p

1.	The long-term incentive plan was granted at an option price of £nil.

The weighted average fair value of options granted during the year was calculated using the Black-Scholes option pricing model. Details of the assumptions used are given in note 30 h).

c) Analysis of options outstanding

	Employee options				Executive options				Long-term incentive plan[1]

	Number of	Weighted		Normal	Number of	Weighted		Normal	Number	Normal
	options	average		exercisable	options	average		exercisable	of awards	exercisable
	thousand	option price		date	thousand	option price		date	thousand	date

Outstanding at 30 September 2005
Date of grant
1996	–	–		–	410	916	p	1999-2006	–	–
1997	–	–		–	669	980	p	2000-2007	–	–
1998	20	823	p	2005-2006	1,060	916	p	2001-2008	–	–
1999	231	766	p	2004-2007	1,281	859	p	2002-2009	–	–
2000	257	870	p	2005-2008	3,997	937	p	2003-2010	–	–
2001	461	894	p	2004-2009	3,184	994	p	2004-2011	–	–
2002	446	914	p	2005-2010	4,189	1016	p	2005-2012	–	–
2003	1,872	698	p	2006-2011	4,076	839	p	2006-2013	982	2006-2013
2004	1,009	795	p	2007-2012	2,564	820	p	2007-2014	1,159	2007-2014
2005	1,024	787	p	2008-2013	1,669	905	p	2008-2015	1,273	2008-2015

	5,320				23,099				3,414

1.	The long-term incentive plan was granted at an option price of £nil.

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Notes to the financial statements	103

8. Pensions and other retirement benefits

a) UK GAAP Group
The Group operates a number of pension schemes throughout the world.The larger schemes are self-administered and the schemes’ assets are held independently of the Group’s finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries.
     Contributions to funded defined benefit schemes are based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. For the two largest schemes, in the UK and US, the dates of the latest actuarial reviews are 31 March 2002 and 1 January 2004 respectively.
     In South Africa, under the Pension Funds Second Amendment Act 2001, surpluses in pension funds have to be used in a manner specified in Regulations to the Act to improve current and former members’ benefits before the employer can obtain any benefit from the surpluses. Consequently, it is considered unlikely that the company will obtain any benefit from the surpluses in the South African schemes. Therefore, in accordance with FRS17, the surpluses at 30 September 2005 have been written off in the statement of total recognised gains and losses.
     In Europe, company contributions to the main scheme in respect of current service are currently payable at a rate of 13.8 per cent of payroll. In the year ended 30 September 2005 the company made additional contributions of £36 million to this scheme in order to reduce the funding valuation deficit. The level of additional contributions for the year to 30 September 2006 is expected to be up to 20 per cent higher than in 2005.
     In the Americas, company contributions to the main pension plan remain suspended as the plan continues to be in surplus.
     In Africa, company contributions were payable at rates ranging from 11 per cent to 21 per cent of payroll and are expected to remain at that level for the year to 30 September 2006.
     In Asia/Pacific, company contributions to the main scheme were payable at rates ranging from 9 per cent to 20 per cent of payroll and are expected to remain at that level for the year to 30 September 2006.
     Some of the defined benefit schemes, including the UK scheme, are closed to new members. It is therefore expected that under the projected unit method prescribed by FRS17 the contribution rate in respect of current service will increase as the members of the schemes approach retirement.
     The most recent actuarial funding valuations have been updated by independent qualified actuaries, in order to assess the liabilities of the schemes at 30 September 2005 for the purposes of FRS17. Scheme assets are stated at their market value at 30 September 2005.

Main assumptions for FRS17 purposes	Europe	Americas	Africa	Asia/Pacific

2005
Rate of increase in salaries	4.4%	3.8%	5.5%	3.5%
Rate of increase in pensions in payment	2.9%	–	4.5%	2.4%
Discount rate	5.0%	5.4%	8.5%	5.4%
Inflation	2.9%	2.6%	4.5%	2.5%

2004
Rate of increase in salaries	4.4%	3.8%	7.5%	3.6%
Rate of increase in pensions in payment	2.9%	–	5.3%	2.4%
Discount rate	5.5%	5.7%	10.0%	6.1%
Inflation	2.9%	2.5%	5.5%	2.5%

2003
Rate of increase in salaries	4.1%	3.75%	7.5%	3.5%
Rate of increase in pensions in payment	2.6%	–	4.8%	2.5%
Discount rate	5.3%	5.9%	10.0%	6.2%
Inflation	2.6%	2.5%	5.0%	2.5%

Date of latest actuarial funding valuation	31 Mar 02	01 Jan 04	30 Jun 04	31 Dec 03

The assumptions used for the US health care benefits for FRS17 purposes are a discount rate of 5.4 per cent (2004: 5.7 per cent, 2003: 5.9 per cent) and an ultimate health care cost trend rate of 4.5 per cent (2004: 4.5 per cent, 2003: 4.5 per cent).
     Contributions to non defined benefit schemes in the year were £15.9 million (2004: £15.6 million, 2003: £12.0 million) and are included in note 6 c).

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104	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

8. Pensions and other retirement benefits continued
The assets in the schemes and the expected rates of return were:

	Equities	Bonds	Other	Total

Long-term rate of return expected at 30 September 2005
Europe	7.7%	4.6%	7.2%	–
Americas	7.7%	3.9%	3.9%	–
Africa	10.9%	6.4%	5.7%	–
Asia/Pacific	7.7%	4.3%	4.9%	–

Value at 30 September 2005 (£ million)
Europe	1,016.0	279.7	218.1	1,513.8
Americas	310.3	76.2	0.3	386.8
Africa	111.9	15.6	14.7	142.2
Asia/Pacific	154.8	8.8	51.7	215.3

Total	1,593.0	380.3	284.8	2,258.1

Long-term rate of return expected at 30 September 2004
Europe	8.5%	5.1%	7.5%	–
Americas	9.5%	3.2%	3.5%	–
Africa	13.5%	10.0%	9.0%	–
Asia/Pacific	8.1%	4.6%	5.0%	–

Value at 30 September 2004 (£ million)
Europe	870.3	260.5	106.9	1,237.7
Americas	292.7	76.1	0.3	369.1
Africa	93.8	17.5	6.9	118.2
Asia/Pacific	116.7	15.6	37.1	169.4

Total	1,373.5	369.7	151.2	1,894.4

Long-term rate of return expected at 30 September 2003
Europe	8.5%	5.0%	6.4%	–
Americas	9.5%	4.1%	–	–
Africa	13.0%	10.0%	8.1%	–
Asia/Pacific	8.5%	4.8%	5.2%	–

Value at 30 September 2003 (£ million)
Europe	793.9	216.1	62.3	1,072.3
Americas	307.0	66.2	–	373.2
Africa	73.6	16.8	7.9	98.3
Asia/Pacific	105.6	15.1	25.2	145.9

Total	1,280.1	314.2	95.4	1,689.7

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Notes to the financial statements	105

8. Pensions and other retirement benefits continued
The following amounts at 30 September 2005 were measured in accordance with the requirements of FRS17:

		Americas	Americas
	Europe	pensions	health care	Africa	Asia/Pacific	Total
	£ million	£ million	£ million	£ million	£ million	£ million

2005
Total market value of assets	1,513.8	386.8	–	142.2	215.3	2,258.1
Present value of scheme liabilities	(1,969.0)	(257.8)	(44.5)	(104.5)	(206.8)	(2,582.6)
Irrecoverable surplus	–	–	–	(37.7)	–	(37.7)

(Deficit)/surplus in the scheme	(455.2)	129.0	(44.5)	–	8.5	(362.2)
Related deferred tax asset/(liability)	133.4	(51.4)	18.6	–	(2.2)	98.4

Net pension (liabilities)/assets[1]	(321.8)	77.6	(25.9)	–	6.3	(263.8)

2004
Total market value of assets	1,237.7	369.1	–	118.2	169.4	1,894.4
Present value of scheme liabilities	(1,682.0)	(266.0)	(46.4)	(91.8)	(163.8)	(2,250.0)
Irrecoverable surplus	–	–	–	(26.4)	–	(26.4)

(Deficit)/surplus in the scheme	(444.3)	103.1	(46.4)	–	5.6	(382.0)
Related deferred tax asset/(liability)	130.4	(41.0)	18.3	–	(1.3)	106.4

Net pension (liabilities)/assets[1]	(313.9)	62.1	(28.1)	–	4.3	(275.6)

2003
Total market value of assets	1,072.3	373.2	–	98.3	145.9	1,689.7
Present value of scheme liabilities	(1,516.9)	(294.0)	(50.5)	(92.5)	(142.1)	(2,096.0)
Irrecoverable surplus	–	–	–	(5.8)	–	(5.8)

(Deficit)/surplus in the scheme	(444.6)	79.2	(50.5)	–	3.8	(412.1)
Related deferred tax asset/(liability)	133.4	(31.2)	19.9	–	(1.1)	121.0

Net pension (liabilities)/assets[1]	(311.2)	48.0	(30.6)	–	2.7	(291.1)

1.	Included in the net pension (liabilities)/assets are assets of £88.7 million (2004: £68.9 million, 2003: £50.7 million) and liabilities of £352.5 million (2004: £344.5 million, 2003: £341.8 million). In addition to deferred tax on pension assets and liabilities, a further £42.1 million (2004: £22.0 million) of current tax relating to pension assets and liabilities is included within Creditors: amounts falling due within one year. Of this, £8.4 million (2004: £3.2 million) has been accounted for in the total recognised gains and losses and £11.7 million (2004: £18.8 million) has been included in the profit and loss account. There were no equivalent current tax items in 2003.

Analysis of the amount charged to operating profit		Americas	Americas
	Europe	pensions	health care	Africa	Asia/Pacific	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2005
Current service cost	(48.7)	(10.1)	(1.5)	(2.2)	(8.2)	(70.7)
Past service cost	–	–	–	–	–	–
Curtailments/settlements	–	–	–	–	–	–

Total operating charge	(48.7)	(10.1)	(1.5)	(2.2)	(8.2)	(70.7)

Year to 30 September 2004
Current service cost	(47.4)	(10.1)	(1.5)	(2.4)	(7.7)	(69.1)
Past service cost	(0.5)	–	–	–	–	(0.5)
Curtailments/settlements[2]	–	1.6	2.8	–	–	4.4

Total operating charge	(47.9)	(8.5)	1.3	(2.4)	(7.7)	(65.2)

Year to 30 September 2003
Current service cost	(39.4)	(12.3)	(1.6)	(2.1)	(7.9)	(63.3)
Past service cost[3]	(0.4)	(43.2)	–	–	–	(43.6)
Curtailments/settlements	3.5	–	–	–	–	3.5

Total operating charge	(36.3)	(55.5)	(1.6)	(2.1)	(7.9)	(103.4)

2.	The curtailment gains in Americas pensions and Americas health care in 2004 relate to the sale of the US packaged gas business and were accounted for as exceptional items (see note 2b)).
3.	The past service cost amounts in Americas pensions in 2003 were accounted for as exceptional items (see note 2b)).

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106	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

8. Pensions and other retirement benefits continued

Analysis of the amount included in other net financing income		Americas	Americas
	Europe	pensions	health care	Africa	Asia/Pacific	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2005
Expected return on pension scheme assets[4]	96.7	26.9	–	10.9	12.5	147.0
Interest on pension scheme liabilities[4]	(92.2)	(13.5)	(2.5)	(8.7)	(11.7)	(128.6)

Net interest on FRS17 pension schemes	4.5	13.4	(2.5)	2.2	0.8	18.4

Year to 30 September 2004
Expected return on pension scheme assets[4]	83.1	28.1	–	11.2	10.7	133.1
Interest on pension scheme liabilities[4]	(80.4)	(15.4)	(2.6)	(8.9)	(9.7)	(117.0)

Net interest on FRS17 pension schemes	2.7	12.7	(2.6)	2.3	1.0	16.1

Year to 30 September 2003
Expected return on pension scheme assets[4]	70.2	29.1	–	10.8	9.4	119.5
Interest on pension scheme liabilities[4]	(72.9)	(15.8)	(3.1)	(8.8)	(9.2)	(109.8)

Net interest on FRS17 pension schemes	(2.7)	13.3	(3.1)	2.0	0.2	9.7

4.	The profit and loss account includes amounts relating to joint ventures and associates of £0.1 million and £(0.3) million in respect of expected return on pension scheme assets and interest on pension scheme liabilities respectively (2004: £0.1 million and £(0.4) million, 2003: £0.1 million and £(0.4) million).

Analysis of the amount recognised in the statement of total recognised gains and losses		Americas	Americas
	Europe	pensions	health care	Africa	Asia/Pacific	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2005
Actual return less expected return on pension scheme assets	159.8	25.6	–	27.8	18.6	231.8
Experience gains and losses arising on the scheme liabilities	9.2	1.2	7.6	–	(16.0)	2.0
Changes in assumptions underlying the present value of the
scheme liabilities	(206.9)	(9.0)	(3.1)	(13.3)	(0.6)	(232.9)
Irrecoverable surplus	–	–	–	(16.2)	–	(16.2)

Actuarial (loss)/gain recognised in the statement
of total recognised gains and losses[5]	(37.9)	17.8	4.5	(1.7)	2.0	(15.3)

Year to 30 September 2004
Actual return less expected return on pension scheme assets	31.9	17.6	–	12.5	14.2	76.2
Experience gains and losses arising on the scheme liabilities	(28.6)	12.5	0.2	–	(14.2)	(30.1)
Changes in assumptions underlying the present value of the
scheme liabilities	(29.4)	(3.3)	(2.0)	5.9	–	(28.8)
Irrecoverable surplus	–	–	–	(20.6)	–	(20.6)

Actuarial (loss)/gain recognised in the statement
of total recognised gains and losses[5]	(26.1)	26.8	(1.8)	(2.2)	–	(3.3)

Year to 30 September 2003
Actual return less expected return on pension scheme assets	73.7	44.2	–	(10.8)	4.7	111.8
Experience gains and losses arising on the scheme liabilities	8.3	(1.7)	0.1	0.1	(2.6)	4.2
Changes in assumptions underlying the present value of the
scheme liabilities	(134.8)	(6.3)	(2.0)	–	–	(143.1)
Irrecoverable surplus	–	–	–	8.7	–	8.7

Actuarial (loss)/gain recognised in the statement
of total recognised gains and losses[5]	(52.8)	36.2	(1.9)	(2.0)	2.1	(18.4)

5.	The statement of total recognised gains and losses includes amounts relating to joint ventures and associates and amounts in respect of minority interests of £(2.9) million (2004: £(1.1) million, 2003: £(0.9) million).

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Notes to the financial statements	107
8. Pensions and other retirement benefits continued

		Americas	Americas
History of experience gains and losses	Europe	pensions	health care	Africa	Asia/Pacific	Total

Year to 30 September 2005
Difference between the expected and actual return on scheme assets
Amount (£ million)	159.8	25.6	–	27.8	18.6	231.8
Percentage of scheme assets	10.6%	6.6%	–	19.6%	8.6%	10.3%
Experience gains and losses on scheme liabilities
Amount (£ million)	9.2	1.2	7.6	–	(16.0)	2.0
Percentage of the present value of scheme liabilities	0.5%	0.5%	17.1%	–	(7.7%)	0.1%
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(37.9)	17.8	4.5	(1.7)	2.0	(15.3)
Percentage of the present value of scheme liabilities	(1.9%)	6.9%	10.1%	(1.6%)	1.0%	(0.6%)

Year to 30 September 2004
Difference between the expected and actual return on scheme assets
Amount (£ million)	31.9	17.6	–	12.5	14.2	76.2
Percentage of scheme assets	2.6%	4.8%	–	10.6%	8.4%	4.0%
Experience gains and losses on scheme liabilities
Amount (£ million)	(28.6)	12.5	0.2	–	(14.2)	(30.1)
Percentage of the present value of scheme liabilities	(1.7%)	4.7%	0.4%	–	(8.7%)	(1.3%)
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(26.1)	26.8	(1.8)	(2.2)	–	(3.3)
Percentage of the present value of scheme liabilities	(1.6%)	10.0%	(3.9%)	(2.4%)	–	(0.1%)

Year to 30 September 2003
Difference between the expected and actual return on scheme assets
Amount (£ million)	73.7	44.2	–	(10.8)	4.7	111.8
Percentage of scheme assets	6.9%	11.8%	–	(11.0%)	3.2%	6.6%
Experience gains and losses on scheme liabilities
Amount (£ million)	8.3	(1.7)	0.1	0.1	(2.6)	4.2
Percentage of the present value of scheme liabilities	0.5%	(0.6%)	0.2%	0.1%	(1.8%)	0.2%
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(52.8)	36.2	(1.9)	(2.0)	2.1	(18.4)
Percentage of the present value of scheme liabilities	(3.5%)	12.3%	(3.8%)	(2.2%)	1.5%	(0.9%)

Year to 30 September 2002
Difference between the expected and actual return on scheme assets
Amount (£ million)	(246.4)	(71.6)	–	3.0	(13.6)	(328.6)
Percentage of scheme assets	(26.2%)	(21.0%)	–	4.3%	(11.1%)	(22.3%)
Experience gains and losses on scheme liabilities
Amount (£ million)	(9.7)	6.7	5.8	(3.9)	(1.3)	(2.4)
Percentage of the present value of scheme liabilities	(0.7%)	2.7%	11.6%	(6.6%)	(1.0%)	(0.1%)
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(347.8)	(67.1)	(0.1)	(12.5)	(9.4)	(436.9)
Percentage of the present value of scheme liabilities	(26.1%)	(26.8%)	(0.2%)	(21.1%)	(7.0%)	(23.9%)

Year to 30 September 2001
Difference between the expected and actual return on scheme assets
Amount (£ million)	(346.2)	(156.4)	–	(11.9)	(13.3)	(527.8)
Percentage of scheme assets	(30.3%)	(37.6%)	–	(15.0%)	(10.4%)	(29.9%)
Experience gains and losses on scheme liabilities
Amount (£ million)	(7.6)	(0.9)	(6.9)	(0.3)	10.7	(5.0)
Percentage of the present value of scheme liabilities	(0.6%)	(0.3%)	(13.3%)	(0.4%)	8.2%	(0.3%)
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(289.8)	(157.3)	(6.9)	(15.1)	(2.6)	(471.7)
Percentage of the present value of scheme liabilities	(24.7%)	(60.9%)	(13.3%)	(22.7%)	(2.0%)	(28.1%)

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108	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

8. Pensions and other retirement benefits continued

		Americas	Americas
	Europe	pensions	health care	Africa	Asia/Pacific	Total
Movement in (deficit)/surplus during the year	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2005
(Deficit)/surplus in scheme at 1 October	(444.3)	103.1	(46.4)	–	5.6	(382.0)
Movement in the year:
Current service cost	(48.7)	(10.1)	(1.5)	(2.2)	(8.2)	(70.7)
Past service cost	–	–	–	–	–	–
Curtailments/settlements	–	–	–	–	–	–
Contributions	71.3	1.6	2.4	2.1	7.7	85.1
Other finance income	4.5	13.4	(2.5)	2.2	0.8	18.4
Actuarial (loss)/gain	(37.9)	17.8	4.5	(1.7)	2.0	(15.3)
Exchange adjustment	(0.1)	3.2	(1.0)	(0.4)	0.6	2.3

(Deficit)/surplus in scheme at 30 September	(455.2)	129.0	(44.5)	–	8.5	(362.2)

Year to 30 September 2004
(Deficit)/surplus in scheme at 1 October	(444.6)	79.2	(50.5)	–	3.8	(412.1)
Movement in the year:
Current service cost	(47.4)	(10.1)	(1.5)	(2.4)	(7.7)	(69.1)
Past service cost	(0.5)	–	–	–	–	(0.5)
Curtailments/settlements	–	1.6	2.8	–	–	4.4
Contributions	71.6	–	2.9	2.3	8.7	85.5
Other finance income	2.7	12.7	(2.6)	2.3	1.0	16.1
Actuarial (loss)/gain	(26.1)	26.8	(1.8)	(2.2)	–	(3.3)
Exchange adjustment	–	(7.1)	4.3	–	(0.2)	(3.0)

(Deficit)/surplus in scheme at 30 September	(444.3)	103.1	(46.4)	–	5.6	(382.0)

b) UK GAAP parent company
The company accounts for pension costs in accordance with FRS17 on retirement benefits. In accordance with the standard, the company treats contributions to defined benefit schemes as if they were contributions to a defined contribution plan. This is because the underlying assets and liabilities of the defined benefit schemes cover a number of the Group’s UK undertakings and cannot readily be split between each undertaking on a consistent and reliable basis.
     The pension cost recognised in the company’s accounts is the total of company contributions payable to Group UK pension schemes in the year.
     The assets of all Group UK pension schemes are held independently of the Group’s finances. The largest schemes are self-administered.

c) US GAAP
For the purposes of US GAAP, the pension costs of the largest schemes have been reclassified in the following tables in accordance with the requirement of SFAS132. The changes in projected benefit obligation, plan assets and details of the funded status of these retirement plans, together with the changes in the accumulated other post-retirement benefit obligations of the Group’s US business, are given below. The measurement date for UK and US pension plans is 30 June and the measurement date for the Australian and South African plans is 30 September. The difference between the UK and US GAAP information disclosed in note 8a) and c) is included in note 30.
     Investment strategy for the schemes is generally set by their respective trustee or fiduciary, after taking advice from their investment advisers, and in consultation with the company. The strategy reflects the funding position of the schemes, and a careful assessment of the risks inherent over the long term in various asset classes. The assets of the schemes are diversified by asset class, by investment manager and by geography, in order to reduce risk. Strategy is reviewed periodically.

At 30 June 2005 the measurement date for SFAS132 reporting, the target asset allocation and actual asset allocation of the main UK scheme was:

	2005		2004

	Target	Actual	Actual

Equity securities	68%	69%	72%
Debt securities	18%	17%	19%
Real estate	14%	13%	8%
Cash	0%	1%	1%

In the US, the fiduciary invests in short-term bonds to broadly cash match the liabilities that are expected to fall due within three years. The balance of the plan’s assets is currently invested in equities. Following this policy, the actual asset allocations of the plan at 30 June 2005 were as follows:

	2005	2004

Equity securities	84.9%	77.5%
Debt securities	15.1%	22.5%

The company establishes the long-term expected rate of return on the schemes’ assets by developing a long-term rate of return assumption for each asset class, taking into account such factors as the market yield on bond investments of appropriate duration, and the expected risk premium for other asset classes, based on long-term historical trends. A single, long-term return assumption is then calculated as a weighted average return, based on the expected returns for each asset class.

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Notes to the financial statements	109

8. Pensions and other retirement benefits continued

	Pension benefits		Other benefits[1]

	2005 £ million	2004 £ million	2005 £ million	2004 £ million

Change in benefit obligation
Projected benefit obligation at 1 October 2004	2,167.6	2,089.3	46.3	50.5
Exchange adjustment	24.8	(28.4)	0.9	(4.2)
Service cost	65.2	67.4	1.5	1.7
Interest cost	130.4	114.0	2.5	2.6
Plan participants’ contributions	13.9	13.5	–	–
Actuarial (gains)/losses	250.0	6.6	(4.4)	1.7
Benefits paid	(85.4)	(93.6)	(2.4)	(2.9)
Other (income) less expenses	1.1	(0.2)	–	–
Curtailments, settlements, termination benefits	(44.8)	(1.0)	–	(3.1)
Disposal of subsidiary	(10.3)	–	–	–

Projected benefit obligation at 30 September 2005	2,512.5	2,167.6	44.4	46.3

Change in fair value of assets
Fair value of assets at 1 October 2004	1,877.1	1,640.5	–	–
Exchange adjustment	28.8	(34.8)	–	–
Actual return on plan assets	288.2	279.5	–	–
Employer contributions	82.2	72.2	–	–
Plan participants’ contributions	13.9	13.5	–	–
Other income less (expenses)	1.1	(0.2)	–	–
Benefits paid	(85.4)	(93.6)	–	–
Curtailments, settlements, termination benefits	(44.8)	–	–	–
Disposal of subsidiary	(17.2)	–	–	–

Fair value of assets at 30 September 2005	2,143.9	1,877.1	–	–

Funded status and unrecognised (gains)/losses
Funded status	(368.6)	(290.5)	(44.4)	(46.3)
Unrecognised net transition asset	14.9	(10.8)	–	–
Unrecognised prior service cost/(credit)	10.9	13.2	(1.4)	(1.7)
Unrecognised net loss	629.2	535.8	3.1	7.7
Adjustment for post measurement date contributions	17.2	17.2	–	–

Prepaid/(accrued) pension cost	303.6	264.9	(42.7)	(40.3)

Amounts recognised in the statement of financial position consist of:
Prepaid benefit cost	184.5	165.2
Accrued benefit liability	(318.4)	(263.4)
Intangible asset	3.8	5.4
Accumulated other comprehensive income	433.7	357.7

Prepaid pension cost	303.6	264.9

1. Other benefits relate to post retirement medical benefits.

The weighted-average asset allocations, by asset category, for the pension plans are as follows:

	Europe	Americas	Africa	Asia/Pacific

At 30 September 2005
Equity securities	68.9%	80.2%	78.7%	71.9%
Debt securities	16.7%	19.7%	11.0%	4.1%
Real estate	13.2%	–	1.9%	7.1%
Other	1.2%	0.1%	8.4%	16.9%

At 30 September 2004
Equity securities	70.3%	79.3%	79.4%	68.9%
Debt securities	21.1%	20.6%	14.8%	9.2%
Real estate	8.6%	–	1.0%	7.2%
Other	–	0.1%	4.8%	14.7%

The accumulated benefit obligation for all pension plans totalled £2,282.0 million (2004: £1,962.2 million).
     The fair value of plan assets exceeds the accumulated benefit obligation for all plans except the UK plans, where the accumulated benefit obligation, projected benefit obligation and fair value of plan assets were £1,718.0 million, £1,893.7 million and £1,382.4 million respectively (2004: £1,460.6 million, £1,602.8 million and £1,180.0 million).

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110	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

8. Pensions and other retirement benefits continued
The weighted-average assumptions used to determine the benefit obligation are as follows:

	Europe	Americas	Africa	Asia/Pacific

At 30 September 2005
Discount rate	4.9%	5.0%	8.5%	6.0%
Expected return on all plan assets	7.0%	6.8%	9.9%	7.0%
Rate of compensation increase	4.2%	3.5%	5.5%	3.5%

At 30 September 2004
Discount rate	5.75%	6.1%	10.0%	6.1%
Expected return on all plan assets	7.75%	8.0%	12.0%	7.1%
Rate of compensation increase	4.5%	3.75%	7.5%	3.5%

The weighted-average assumptions used to determine the net benefit cost are as follows:

	Europe	Americas	Africa	Asia/Pacific

At 30 September 2005
Discount rate	5.75%	6.1%	10.0%	6.1%
Expected return on all plan assets	7.75%	8.0%	12.0%	7.1%
Rate of compensation increase	4.5%	3.75%	7.5%	3.5%

At 30 September 2004
Discount rate	5.2%	5.8%	10.0%	6.2%
Expected return on all plan assets	7.6%	8.0%	12.0%	7.6%
Rate of compensation increase	4.0%	3.75%	7.5%	3.5%

The Group presently expects its contributions to its pension plans and post retirement medical plans to be up to 20 per cent higher in 2006 than the amounts contributed in 2005.

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

					Total pension	Other
	Europe	Americas	Africa	Asia/Pacific	benefits	benefits	[2]
	£ million	£ million	£ million	£ million	£ million	£ million

Year ending 30 September
2006	65.0	12.8	4.2	10.6	92.6	2.9
2007	68.2	12.1	4.3	11.4	96.0	2.8
2008	71.4	12.5	4.5	12.2	100.6	2.8
2009	75.4	12.4	4.7	13.0	105.5	2.7
2010	79.6	12.1	4.9	14.2	110.8	2.7
2011 – 2015	471.4	58.9	28.3	87.9	646.5	13.6

For the post retirement medical benefits plan at 30 September 2005, the initial health care cost trend rates for valuing the medical benefits and drug benefits post age 65 were 10.0 per cent (2004: 9.0 per cent) and 2.5 per cent (2004: 3.2 per cent) respectively. The rates for valuing post age 65 medical benefits are assumed to reduce gradually to 4.5 per cent in 2013 (2004: 4.5 per cent in 2011). The rates for valuing drug benefits post age 65 are assumed to reduce gradually to 0.55 per cent in 2013 (2004: 0.65 per cent in 2011). For valuing pre age 65 medical and drug benefits, a blended health care trend rate of 10.0 per cent was used for 30 September 2005 (2004: 9.0 per cent). This blended rate was assumed to reduce gradually to 4.5 per cent in 2013 (2004: 4.5 per cent in 2011).

	Pensionable benefits			Other benefits			[2]

	2005	2004	2003	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million	£ million

Service cost net of employees’ contributions	65.2	67.4	53.0	1.5	1.7	1.8
Interest cost on projected benefits obligation	130.4	114.0	108.7	2.5	2.6	3.1
Expected return on assets	(165.7)	(157.4)	(166.2)	–	–	–
Amortisation of net transition asset	(1.5)	(2.9)	(14.8)	–	–	–
Amortisation of prior service cost/(credit)[3]	2.4	3.1	46.4	(0.3)	(0.5)	(0.5)
Amortisation of net loss/(gain)	18.9	14.8	(1.6)	0.2	0.3	0.3
Cost of special termination benefits	–	0.7	0.9	–	–	–
Curtailment/settlement	(0.6)	0.6	–	–	(0.4)	–

Net periodic pension cost	49.1	40.3	26.4	3.9	3.7	4.7

2.	Other benefits relate to post retirement medical benefits.
3.	In 2003 the amortisation of pension prior service cost includes £43.2 million in respect of a settlement of litigation from which the company will derive no future economic benefit.

It is estimated that a one per cent change in the weighted average health care costs trend would have the following effects on the accumulated benefit obligation and net periodic pension cost at 30 September 2005:

	One percentage point

	Increase	Decrease

Accumulated benefit obligation	3.8	(3.6)
Net periodic pension cost	0.5	(0.5)

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Notes to the financial statements	111

9. Dividends

	Per share

	2005	2004	2003	2005	2004	2003
	pence	pence	pence	£ million	£ million	£ million

Ordinary
First interim	15.9	15.5	15.5	78.6	76.3	76.4
Second interim	25.3	24.5	23.5	125.5	121.0	115.7

	41.2	40.0	39.0	204.1	197.3	192.1

10. Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to Ordinary shareholders by the weighted average number of shares in issue during the year.
     For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all potential dilutive shares. The company has only one category of potential dilutive shares: those share options granted to employees where the exercise price is less than the average market price of the company’s shares during the year and where any performance conditions have been met at the balance sheet date.
     Adjusted earnings per share (excluding exceptional items) are presented in order to show the underlying earnings performance of the Group.

	2005	2004	2003
i) Earnings	£ million	£ million	£ million

Amounts used in computing the earnings per share
Earnings attributable to Ordinary shareholders for the financial year	367.0	264.0	219.1
Adjustment for exceptional items[1]	(32.8)	47.5	41.6

Adjusted earnings	334.2	311.5	260.7

1.	This comprises the exceptional items before interest of £87.9 million (2004: £(92.0) million, 2003: £(67.0) million) adjusted for the impact of tax of £(28.4) million (2004: £44.5 million, 2003: £25.0 million) and minority interests of £(26.7) million (2004: £nil, 2003: £0.4 million).

	2005	2004	2003
ii) Average number of 25p Ordinary shares	million	million	million

Average issued share capital	500.4	498.2	497.5
Less: Average own shares held in trust	5.4	5.2	5.0

Basic	495.0	493.0	492.5
Add: Dilutive share options	1.6	0.8	0.2

Diluted	496.6	493.8	492.7

11. Fixed assets – intangible assets
a) Group summary

		Other
	Goodwill	intangibles	Total
	£ million	£ million	£ million

Gross book value
At 1 October 2004	212.8	4.8	217.6
Exchange adjustment	3.9	0.2	4.1
Acquired during the year	–	0.6	0.6
Adjustment relating to prior year acquisition	(0.6)	–	(0.6)
Acquisition of businesses	16.8	1.3	18.1
Disposed of during the year	(28.7)	(0.1)	(28.8)

At 30 September 2005	204.2	6.8	211.0

Amortisation
At 1 October 2004	41.2	1.5	42.7
Exchange adjustment	1.6	0.1	1.7
Provided during the year	12.6	0.4	13.0
Impairment	14.8	0.2	15.0
Disposed of during the year	(4.0)	–	(4.0)

At 30 September 2005	66.2	2.2	68.4

Net book value
At 1 October 2004	171.6	3.3	174.9
At 30 September 2005	138.0	4.6	142.6

The adjustment relating to prior year acquisition reflects the finalisation of the fair value of the consideration for a business acquired in 2003.

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112	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

11. Fixed assets – intangible assets continued

b) Analysis of acquisitions and disposals
The increase in positive goodwill represents the excess of the fair value of the purchase price over the provisional fair value of the net assets of businesses acquired.The most significant amounts are as follows:

	Positive	Negative	Amortisation
	goodwill	goodwill	period
i) Businesses acquired	£ million	£ million	Years	[4]

2005
G Van Dongen Holding BV	9.7	–	20

2004
There was no significant goodwill on acquisitions of subsidiary undertakings in the year.

2003
Praxair Polska	10.1	–	20
Environmental Management Corporation[1]	32.3	–	15

2002
Seiko Instruments Inc – turbomolecular pumps business[2]	59.4	–	20
Unique Gas and Petrochemicals Public Company Limited	17.5	–	20
Enron Teesside Operations Limited – industrial assets	9.6	–	15
Hydromatix Inc	5.6	–	15
Semco[3]	3.8	–	15
Minorities in Osaka Sanso Kogyo KK	–	(5.0)	10

1.	Restated in 2005 and 2004 to reflect an adjustment of £0.8 million to the fair value of the consideration.
2.	Restated in 2003 to reflect an adjustment of £0.8 million to the fair value of the net assets.
3.	Restated in 2003 to reflect an adjustment of £0.6 million to the fair value of the consideration.
4.	Amortisation periods are those over which it is estimated that the value of the business acquired will exceed the value of the identifiable net assets of the business acquired.

Goodwill
ii) Businesses disposed of	£ million

2005
Unique Gas and Petrochemicals Public Company Limited	14.8
Afrox Healthcare Limited	13.9

2004
US packaged gas business	9.1

2003
Osaka Sanso Kogyo KK (see note 28c))	(10.5)

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Notes to the financial statements	113

12. Fixed assets – tangible assets
a) Group summary

		Plant,
	Land and	machinery		Construction
	buildings	and vehicles	Cylinders	in progress	Total
	£ million	£ million	£ million	£ million	£ million

Gross book value
At 1 October 2004	600.3	4,216.9	571.3	141.9	5,530.4
Exchange adjustment	7.8	124.0	20.6	8.7	161.1
Capital expenditure[2]	21.4	99.8	16.1	260.0	397.3
Disposals	(7.5)	(73.2)	(5.7)	(1.1)	(87.5)
Transfers	(13.2)	131.7	31.8	(150.3)	–
Acquisitions of businesses	6.5	10.2	0.3	0.2	17.2
Disposals of businesses	(130.7)	(95.6)	(18.0)	(1.7)	(246.0)

At 30 September 2005	484.6	4,413.8	616.4	257.7	5,772.5

Depreciation
At 1 October 2004	193.8	2,450.2	268.0	–	2,912.0
Exchange adjustment	3.1	72.7	8.7	–	84.5
Provided during the year	13.3	248.7	26.9	–	288.9
Disposals	(1.3)	(68.7)	(4.5)	–	(74.5)
Disposals of businesses	(17.4)	(56.9)	(4.0)	–	(78.3)
Transfers	(13.7)	10.5	3.2	–	–

At 30 September 2005	177.8	2,656.5	298.3	–	3,132.6

Net book value at 1 October 2004[3]
Owned assets	368.5	1,761.3	278.3	141.9	2,550.0
Leased assets[4]	38.0	5.4	25.0	–	68.4

	406.5	1,766.7	303.3	141.9	2,618.4

Net book value at 30 September 2005[3]
Owned assets	274.9	1,744.9	298.5	257.7	2,576.0
Leased assets[4]	31.9	12.4	19.6	–	63.9

	306.8	1,757.3	318.1	257.7	2,639.9

1.	Net book value of land and buildings at cost was £276.6 million (2004: £369.7 million).
2.	Subsidiary undertakings only. Capital expenditure of joint ventures and associates is given in note 1.
3.	Net book value includes net interest capitalised of £40.7 million (2004: £47.8 million). The tax effect of this is included in the deferred tax provision.
4.	Leased assets are shown net of accumulated depreciation of £107.1 million (2004: £121.1 million).

b) Depreciation and operating lease rentals

	2005	2004	2003
	£ million	£ million	£ million

Depreciation on leased assets included above	6.2	6.5	8.1
Amortisation of capitalised interest included above	5.1	5.5	4.0
Operating lease rentals
– hire of plant, machinery and vehicles	40.5	45.4	37.3
– property rent	26.5	31.6	34.3

c) Regional analysis

The Group has numerous manufacturing, distribution and office facilities which are located in some 50 countries. At 30 September 2005, the Group’s property, plant and equipment, comprising land and buildings, plant, machinery, vehicles and cylinders were located regionally as follows:

	£ million	%

Europe (mainly the UK)	945.1	36
Americas (mainly the US)	805.6	31
Africa	166.3	6
Asia/Pacific	722.9	27

	2,639.9	100

The above amounts are stated at cost net of accumulated depreciation.

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114	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

12. Fixed assets – tangible assets continued

d) Asset revaluations
Following the adoption of FRS15 – Tangible fixed assets in 2000, land and buildings are no longer revalued (see Accounting policies on page 92). The net book value of properties revalued in earlier years was £113.8 million. Properties not revalued were £193.0 million.

e) Parent summary

		Plant,
	Land and	machinery
	buildings	and vehicles	Total
	£ million	£ million	£ million

Gross book value
At 1 October 2004	14.4	14.0	28.4
Capital expenditure	0.1	4.5	4.6
Disposals	–	(0.3)	(0.3)

At 30 September 2005	14.5	18.2	32.7

Depreciation
At 1 October 2004	4.7	12.4	17.1
Provided during the year	0.5	0.4	0.9
Disposals	–	(0.2)	(0.2)

At 30 September 2005	5.2	12.6	17.8

Net book value
At 1 October 2004	9.7	1.6	11.3
At 30 September 2005	9.3	5.6	14.9

f) Net book value of land and buildings

		Group		Parent

		2005	2004	2005	2004
		£ million	£ million	£ million	£ million

Freehold property		274.9	368.5	9.3	9.7
Leasehold property	– long-term	26.6	33.9	–	–
	– short-term	5.3	4.1	–	–

		306.8	406.5	9.3	9.7

g) Capital commitments

	Group

	2005	2004
	£ million	£ million

Against which orders had been placed	95.8	26.2
Authorised but not committed	74.8	101.2

	170.6	127.4

There were no capital commitments by The BOC Group plc at either 30 September 2005 or 30 September 2004.

The Group’s share of its joint ventures’ and associates’ capital commitments was:

	2005	2004
	£ million	£ million

Against which orders had been placed	19.0	33.6
Authorised but not committed	19.5	24.8

	38.5	58.4

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Notes to the financial statements	115

13. Fixed assets – investments
a) Group summary

		Group		Group	Group		Provisions
		share of	Negative	share of	loans to	Other	against
	Goodwill	net assets of	goodwill of	net assets of	joint ventures	investments	other
	of associates	associates	joint ventures	joint ventures	and associates	at cost	investments	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 October 2004	5.9	46.5	(40.8)	299.5	202.6	35.7	(1.2)	548.2
Exchange adjustment	0.1	2.4	(0.8)	12.3	4.1	0.4	0.1	18.6
Acquisitions/additions[1]	–	36.2	0.5	34.8	39.0	3.7	(0.3)	113.9
(Charged)/credited to profit	(0.4)	–	2.3	–	–	–	–	1.9
Disposals/repayments/transfers	–	(20.2)	–	(0.6)	(18.6)	(24.4)	0.6	(63.2)
Increase in net assets	–	10.2	–	1.3	–	–	–	11.5
Japan Air Gases capital restructuring	–	–	–	(17.0)	–	–	–	(17.0)

At 30 September 2005	5.6	75.1	(38.8)	330.3	227.1	15.4	(0.8)	613.9

1.	The increase in the Group share of net assets of associates relates principally to the Afrox hospitals business becoming an associate during the year. The increase in the Group share of net assets of joint ventures and loans to joint ventures relates principally to Compania de Nitrogeno de Cantarell in Mexico.

i) Joint ventures
The cost of investment in joint ventures was £262.2 million (2004: £259.5 million) and the attributable profit before tax was £81.8 million (2004: £79.5 million, 2003: £60.4 million).
The Group’s share of net assets of joint ventures at 30 September 2005 can be analysed as follows:

	Share of	Negative
	net assets	goodwill	Total
	£ million	£ million	£ million

Share of fixed assets	860.5	–	860.5
Negative goodwill	–	(38.8)	(38.8)
Share of current assets	280.5	–	280.5

	1,141.0	(38.8)	1,102.2

Share of liabilities due within one year	(232.2)	–	(232.2)
Share of liabilities due after more than one year	(578.5)	–	(578.5)

	(810.7)	–	(810.7)

Share of net assets	330.3	(38.8)	291.5

The negative goodwill represents the excess of the fair value of the net assets over the fair value of the purchase consideration and is being amortised over 17 years.

The Group’s share of the borrowings of joint ventures at 30 September 2005 was:

	Gross	Net
	borrowings	borrowings

Compania de Nitrogeno de Cantarell[1]	96.7	68.2
Japan Air Gases	73.0	71.5
Elgas	38.8	37.4
Other joint ventures	81.4	63.5

Total	289.9	240.6

1.	Excluding loans from joint venture partners.

Of the net borrowings, £230.0 million was non-recourse.

ii) Associates
The cost of investment in associates was £45.8 million (2004: £23.9 million) and the attributable profit before tax was £16.5 million (2004: £12.2 million, 2003: £10.4 million).
     The Group’s share of the net borrowings of associates was £45.4 million (2004: £6.9 million), all of which was non-recourse. This includes £41.6 million for the Group’s South African subsidiary‘s share of the net borrowings of Life Healthcare Group (Pty) Limited.

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116	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

13. Fixed assets – investments continued

b) Valuation

	2005	2004
	£ million	£ million

Listed on stock exchanges in the UK and overseas	28.6	34.7
Unlisted – equity	356.8	300.6
– other	228.5	212.9

Total book value	613.9	548.2

All investments are stated at cost less provisions.

Market value of listed investments	80.2	85.8

c) Income

	2005	2004	2003
	£ million	£ million	£ million

Listed securities	3.0	9.9	4.7
Unlisted securities	48.2	69.4	32.0

	51.2	79.3	36.7
Less: Dividends receivable from joint ventures	47.8	69.0	31.7
Dividends receivable from associates	3.3	10.1	3.3

Income from other fixed asset investments	0.1	0.2	1.7

d) Parent

		Amounts
	Investments	due from
	in subsidiary	subsidiary	Other
	undertakings	undertakings	investments	Provisions	Total
	£ million	£ million	£ million	£ million	£ million

At 1 October 2004	2,137.7	857.9	7.8	(20.8)	2,982.6
Additions	19.3	–	–	–	19.3
Charged to profit	–	–	–	(1.0)	(1.0)
Advances/repayments (net)	–	172.3	(7.4)	–	164.9

At 30 September 2005	2,157.0	1,030.2	0.4	(21.8)	3,165.8

Provisions relate to investments in subsidiary undertakings (£17.9 million), amounts due from subsidiary undertakings (£3.5 million) and other investments (£0.4 million).

14. Stocks

	Group

	2005	2004
	£ million	£ million

Raw materials	87.8	89.5
Work in progress	75.4	68.0
Gases and other finished goods	174.0	162.3
Payments on account	(30.9)	(35.4)

	306.3	284.4

Amounts relating to long-term contracts included in work in progress were £0.7 million (2004: £0.4 million). There were no stocks on the balance sheet of The BOC Group plc at either 30 September 2005 or 30 September 2004.

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Notes to the financial statements	117

15. Debtors

a) Debtors falling due within one year

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Trade debtors	541.6	561.5	–	–
Amounts due from subsidiaries	–	–	136.7	286.5
Amounts due from joint ventures and associates	5.7	7.6	5.7	5.7
Other debtors	125.4	106.4	10.6	28.2
Prepayments and accrued income	37.7	30.1	–	–

	710.4	705.6	153.0	320.4

Trade debtors are shown net of provisions for bad and doubtful debts of £26.2 million (2004: £29.8 million).

b) Debtors falling due after more than one year

	Group

	2005	2004
	£ million	£ million

Deferred tax	6.3	5.8
Other debtors	10.7	10.5

	17.0	16.3

There were no debtors falling due after more than one year on the balance sheet of The BOC Group plc at either 30 September 2005 or 30 September 2004.

16. Current asset investments

	Group

	2005	2004
	£ million	£ million

Listed investments	16.4	20.8

Total current asset investments	16.4	20.8

Market value of listed investments	16.4	20.8

There were no current asset investments on the balance sheet of The BOC Group plc at either 30 September 2005 or 30 September 2004.

17. Cash at bank and in hand

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Deposits	13.2	26.5	–	–
Cash at bank and in hand	177.8	201.7	44.3	80.8

	191.0	228.2	44.3	80.8

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118	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

18. Creditors: amounts falling due within one year

a) Borrowings and finance leases[1]

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Bank loans and overdrafts	110.2	80.1	107.2	83.2
Loans other than from banks	146.5	179.4	–	168.9
Finance leases	2.5	2.6	–	–

	259.2	262.1	107.2	252.1

1. Details of borrowings and finance leases are given in note 20.

b) Other creditors
Deposits and advance payments by customers	63.6	55.0	–	–
Trade creditors	313.8	329.2	–	–
Amounts due to subsidiary undertakings	–	–	951.3	949.7
Payroll and other taxes, including social security	32.1	32.4	–	–
Taxation	154.5	139.2	–	–
Other creditors	180.4	159.9	1.6	0.9
Accruals and deferred income	153.9	156.9	52.5	53.5

	898.3	872.6	1,005.4	1,004.1

19. Creditors: amounts falling due after more than one year

a) Borrowings and finance leases[1]

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Bank loans	35.8	88.5	0.2	(2.7)
Loans other than from banks	729.1	834.5	676.8	677.2
Finance leases	6.6	5.5	–	–

	771.5	928.5	677.0	674.5

1. Details of borrowings and finance leases are given in note 20.

b) Other creditors
Deposits and advance payments by customers	10.7	22.2	–	–
Other creditors	18.0	6.7	–	–
Accruals and deferred income	2.1	5.8	0.2	3.2

	30.8	34.7	0.2	3.2

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Notes to the financial statements	119

20. Net borrowings and finance leases

a) Analysis

		Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Secured
Finance leases	9.1	8.1	–	–
Other secured borrowings	13.4	55.2	–	–
Unsecured
12 1 /4 % Unsecured Loan Stock 2012/2017	100.0	100.0	100.0	100.0
7.45% Guaranteed Notes 2006	141.2	138.1	–	–
Pollution Control and Industrial Bonds	10.8	16.7	–	–
European Investment Bank loans	17.4	15.7	–	–
1.00% Euroyen Bond 2006	124.7	125.4	124.7	125.4
5 7 /8 % Bonds 2009	200.0	200.0	200.0	200.0
6.50% Bonds 2016	200.0	200.0	200.0	200.0
Medium-term notes	54.8	224.1	54.8	224.1
Commercial paper	–	5.5	–	–
Other borrowings	159.3	101.8	104.7	77.1

Total borrowings and finance leases	1,030.7	1,190.6	784.2	926.6
Less: Cash at bank and in hand	191.0	228.2	44.3	80.8

Net borrowings and finance leases	839.7	962.4	739.9	845.8

A reconciliation of net cash flow to the movement in net debt is given in note 27 b).

b) Maturity

		Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Long and medium-term bank loans
Repayable – beyond five years	–	17.0	–	–
– two to five years	7.5	26.1	(1.5)	0.2
– one to two years	28.3	45.4	1.7	(2.9)
Loans other than from banks
Repayable – beyond five years	302.8	303.5	298.5	298.3
– two to five years	279.2	383.6	253.6	378.9
– one to two years	147.1	147.4	124.7	–
Finance leases – repayable beyond one year	6.6	5.5	–	–

Borrowings and finance leases (note 19 a))	771.5	928.5	677.0	674.5
Short-term – repayable within one year
Bank loans and overdrafts	110.2	80.1	107.2	83.2
Loans other than from banks	146.5	179.4	–	168.9
Finance leases	2.5	2.6	–	–

Total borrowings and finance leases	1,030.7	1,190.6	784.2	926.6
Less: Cash at bank and in hand	191.0	228.2	44.3	80.8

Net borrowings and finance leases	839.7	962.4	739.9	845.8

			2005			2004

	Finance	Other		Finance	Other
	leases	borrowings	Total	leases	borrowings	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Repayment profile of borrowings and finance leases
Long-term repayable
– beyond five years	1.1	302.8	303.9	–	320.5	320.5
– four to five years	0.8	0.1	0.9	0.1	201.4	201.5
– three to four years	1.0	200.3	201.3	0.8	58.6	59.4
– two to three years	1.5	86.3	87.8	2.6	149.7	152.3
– one to two years	2.2	175.4	177.6	2.0	192.8	194.8

Total	6.6	764.9	771.5	5.5	923.0	928.5

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120	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

20. Net borrowings and finance leases continued

c) Short-term interest rates
The average interest rate on commercial paper for the year to 30 September 2005 was 4.4 per cent (2004: 3.3 per cent) and on other short-term borrowings was 8.2 per cent (2004: 9.3 per cent).

d) Facilities
The Group maintains a number of short and medium-term committed lines of credit. The main medium-term facilities are multi-currency agreements with a group of relationship banks, under which the Group may borrow up to US$450 million (£254 million) (2004: US$450 million (£249 million)) for general corporate purposes. These facilities were undrawn both at 30 September 2005 and 30 September 2004. The following table shows the maturity profile of these facilities.

	2005	2004
	$ million	$ million

Four to five years	–	–
Three to four years	–	450.0
Two to three years	450.0	–
One to two years	–	–
Within one year	–	–

	450.0	450.0

In October 2005, these facilities were replaced with US$600 million (£339 million) of committed multi-currency facilities maturing in 2010. Additional committed facilities are maintained by the principal operating units in the Group.

e) Security
The secured loans, maturing between 30 September 2005 and 2019, are principally secured by charges over the property, plant and machinery, stocks and trade debtors of certain overseas subsidiaries.

21. Financial instruments

a) Interest rate, currency and counterparty exposure
The Group’s approach to managing currency and interest rate risk and its use of swaps in that process is described on page 56 in the financial review under the heading ‘management of financial risks’.

Interest rate swaps
At 30 September 2005, the Group had entered into five interest rate swap agreements (2004: five) with its main relationship banks with notional principal amounts of £286.4 million (2004: £285.3 million). The swaps’ underlying currencies are sterling, US dollars and Japanese yen. The following table shows the maturity profile and weighted average interest rates payable and receivable on interest rate swaps at 30 September:

	2005	2004
Maturity profile	£ million	£ million

Beyond five years	–	–
Four to five years	–	200.0
Three to four years	200.0	85.3
Two to three years	86.4	–
One to two years	–	–
Within one year	–	–

	286.4	285.3

	%	%
Weighted average receivable swap rate	4.1	3.8
Weighted average payable swap rate	4.8	4.5

The weighted average receivable/payable swap interest rate is calculated by applying the notional swap interest received or paid, using rates applicable at the financial year end, to the notional principal of outstanding swaps at the financial year end.
During 2004, the Group also entered into four interest rate swap agreements that are due to commence in 2006 and 2007 for a period of five years. The notional principal amounts of these swaps are £106.4 million and their underlying currencies are US dollars and Japanese yen.

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Notes to the financial statements	121

21. Financial instruments continued

Currency swaps
At 30 September 2005, the Group had entered into 12 currency swap agreements (2004: 25) with its main relationship banks with notional principal amounts of £341.7 million (2004: £593.1 million). The maturity dates range between one month and 36 months from the balance sheet date (2004: between one month and 48 months). The following table illustrates the impact of the currency swaps on the Group’s net debt at 30 September:

					2005		2004

			Cash at		Net borrowings		Net borrowings
	Capital	Gross	bank and	Currency	and finance	Capital	and finance
	employed	borrowings	in hand	swaps	leases	employed	leases
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	552.7	(505.5)	38.4	313.9	(153.2)	593.6	(104.6)
US dollar	1,034.8	(154.9)	30.4	(123.0)	(247.5)	918.9	(352.4)
Australian dollar	317.7	(6.7)	15.2	(99.1)	(90.6)	298.7	(76.0)
South African rand	182.1	(46.6)	14.7	–	(31.9)	314.0	(99.6)
Japanese yen	168.1	(179.0)	12.1	23.5	(143.4)	186.7	(154.1)
Canadian dollar	121.2	(5.8)	1.3	(39.0)	(43.5)	104.2	(40.0)
Thai baht	105.4	(35.8)	1.8	–	(34.0)	121.0	(52.0)
Other	802.4	(96.4)	77.1	(76.3)	(95.6)	683.3	(83.7)

Total	3,284.4	(1,030.7)	191.0	–	(839.7)	3,220.4	(962.4)

The weighted average receivable interest rate on currency swaps was 4.4 per cent (2004: 3.9 per cent) and the weighted average payable interest rate was 4.3 per cent (2004: 4.1 per cent). The weighted average receivable/payable swap interest rate is calculated by applying the notional swap interest received or paid, using rates applicable at the financial year end, to the notional principal of outstanding swaps at the financial year end.
The currency and interest rate exposure of the net borrowings of the Group at 30 September, after taking into account interest rate and currency swaps entered into by the Group, is given in the table below.

			2005			2004

	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	297.9	(144.7)	153.2	296.8	(192.2)	104.6
US dollar	222.8	24.7	247.5	279.1	73.3	352.4
Australian dollar	0.2	90.4	90.6	0.1	75.9	76.0
South African rand	46.6	(14.7)	31.9	38.0	61.6	99.6
Japanese yen	125.6	17.8	143.4	151.7	2.4	154.1
Canadian dollar	25.6	17.9	43.5	22.8	17.2	40.0
Thai baht	35.8	(1.8)	34.0	54.9	(2.9)	52.0
Other	48.6	47.0	95.6	44.4	39.3	83.7

Total	803.1	36.6	839.7	887.8	74.6	962.4

Counterparty risk
The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. There are procedures and policies in place limiting the Group’s exposure to concentrations of credit or country risk.

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122	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

21. Financial instruments continued

b) Fair value information
i) Fair values of financial instruments
Set out below is a comparison of the carrying amount and the fair value of the Group’s financial instruments (excluding short-term debtors and creditors) at 30 September 2005. Further details of the Group’s financial instruments are given in note 21 d).

			2005		2004

	Notes	Carrying		Carrying
		amount	Fair value	amount	Fair value
		£ million	£ million	£ million	£ million

Primary financial instruments
Loans to joint ventures and associates	1	227.1	209.3	202.6	202.6
Other fixed asset investments	2	14.6	14.6	34.5	41.8
Current asset investments	3	16.4	16.4	20.8	20.8
Cash at bank and in hand	4	191.0	191.0	228.2	228.2
Borrowings and finance leases (excluding swap agreements)	5	(1,024.4)	(1,098.9)	(1,218.5)	(1,286.9)
Other creditors: amounts falling due after more than one year	6	(17.0)	(17.0)	(26.8)	(26.8)
Provisions for liabilities and charges	6	(7.7)	(7.7)	(10.5)	(10.5)
Derivative financial instruments
Foreign currency and interest rate swap agreements	7	(6.3)	(11.2)	27.9	18.4
Forward foreign exchange and other contracts	8	–	7.1	–	7.5

Net financial instruments		(606.3)	(696.4)	(741.8)	(804.9)

Financial assets		449.1		486.1
Financial liabilities	9	(1,055.4)		(1,227.9)

Net financial instruments		(606.3)		(741.8)

1.	For those bearing either no interest or a floating rate of interest it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest an assessment of the interest rate at which the Group could make the same loan under current market conditions has been made. Unless this differs significantly from the fixed rate it is also deemed that the carrying amount approximates to the fair value. Where this does differ significantly, the fair value is based on the discounted value of future cash flows.
2.	For equity instruments listed on a recognised stock exchange the fair value is the quoted market price. For other equity instruments it is deemed that the carrying amount approximates to the fair value.
3.	The fair value is the quoted market price. Where no quoted market price exists, it is deemed that the carrying amount approximates to the fair value.
4.	As all bear either no interest or a floating rate of interest it is deemed that the carrying amount approximates to the fair value.
5.	For those bearing a floating rate of interest it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest the fair value is either the quoted market price where a liquid market exists or has been calculated using well established pricing models.
6.	The carrying amount is deemed to approximate to the fair value.
7.	The fair value is based on market valuations at the balance sheet date.
8.	This category of derivative financial instruments includes: the fair value of forward foreign exchange contracts of £0.2 million (2004: £7.5 million) and the fair value of natural gas futures contracts of £6.9 million (2004: £nil). The fair values are based on market prices and forward exchange rates at the balance sheet date.
9.	Includes foreign currency and interest rate swap agreements.

ii) Hedges
As explained on page 56 of the financial review under the heading ‘management of financial risks’, the Group’s policies are to use forward foreign exchange contracts to hedge transactional currency exposures (principally arising through anticipated sales and purchase transactions) and swap agreements to manage interest rate risks and hedge structural currency exposures.
     Currency swaps are only held to change the currency of the Group’s borrowings to match better its net investments in its overseas subsidiaries. In accordance with the Group’s accounting policies,the assets and liabilities arising from these swap agreements are translated into sterling at the spot rate ruling at the balance sheet date. The resulting exchange gains or losses are recognised in the statement of total recognised gains and losses (to match the exchange gains or losses on the net investments in the overseas subsidiaries).
The carrying amount of the swap agreements (as shown in note 21 b) i)) is the result of the exchange gains and losses recognised in the statement of total recognised gains and losses, and is analysed in the deferred gains and losses table shown below.

	Swap agreements

	Gains	Losses	Net
	£ million	£ million	£ million

Deferred gains and losses
Deferred gains and losses on hedges at 1 October 2004	34.9	(7.0)	27.9
Gains and losses on hedges maturing in 2005	(31.7)	6.9	(24.8)
Deferred gains and losses on hedges recognised in the statement of total recognised gains and losses in 2005	(0.8)	(8.6)	(9.4)

Deferred gains and losses on hedges at 30 September 2005	2.4	(8.7)	(6.3)

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Notes to the financial statements	123

21.Financial instruments continued
The unrecognised difference between the carrying amount and the fair value of the forward foreign exchange and other contracts and the swap agreements (as shown in note 21 b) i)) is analysed in the unrecognised gains and losses table below.

	Forward foreign exchange and other contracts		Swap agreements

	Gains	Losses	Gains	Losses	Net total
	£ million	£ million	£ million	£ million	£ million

Unrecognised gains and losses
Unrecognised gains and losses on hedges at 1 October 2004	8.4	(0.9)	1.2	(10.7)	(2.0)
Gains and losses arising in previous years that were recognised in 2005	(7.9)	0.7	(0.6)	0.5	(7.3)

Gains and losses arising before 2004 that were not recognised in 2005	0.5	(0.2)	0.6	(10.2)	(9.3)
Gains and losses arising in 2005 that were not recognised in 2005	9.2	(2.4)	1.6	3.1	11.5

Unrecognised gains and losses on hedges at 30 September 2005	9.7	(2.6)	2.2	(7.1)	2.2

Of which
Gains and losses expected to be recognised in 2006	8.1	(2.1)	0.1	(2.3)	3.8
Gains and losses expected to be recognised in 2007 or later	1.6	(0.5)	2.1	(4.8)	(1.6)

Under US GAAP, hedge accounting is not used in respect of the derivative financial instruments included in the table above.

c) Currency exposures
As outlined on page 56 in the financial review under the heading ‘currency risk’, it is the Group’s policy to hedge against the potential impact on its profit and loss account of the currency gains and losses arising from monetary assets and liabilities not denominated in the operating or functional currency of the operating unit involved.
After taking account of the hedging transactions, there was no significant net profit and loss account exposure to currency gains and losses arising from monetary assets and liabilities at 30 September 2005.

d) Financial instruments
i) Financial assets
The interest rate and currency profile of the Group’s financial assets (excluding short-term debtors) at 30 September 2005 is shown below. The categories of the Group’s financial assets are shown in note 21 b) i).

	2005				2004

			Financial				Financial
			assets on				assets on
	Floating rate	Fixed rate	which no	Total	Floating rate	Fixed rate	which no	Total
	financial	financial	interest is	financial	financial	financial	interest is	financial
	assets	assets	received	assets	assets	assets	received	assets
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	39.2	–	2.2	41.4	81.0	–	2.3	83.3
US dollar	46.3	219.7	14.3	280.3	34.0	184.1	32.6	250.7
Australian dollar	15.2	–	–	15.2	16.1	–	–	16.1
South African rand	15.8	–	0.7	16.5	44.2	–	3.8	48.0
Japanese yen	12.1	–	–	12.1	2.6	–	–	2.6
Canadian dollar	1.3	–	0.3	1.6	1.7	–	–	1.7
Thai baht	4.0	–	–	4.0	5.1	–	0.7	5.8
Other	77.2	–	0.8	78.0	69.1	8.7	0.1	77.9

Total	211.1	219.7	18.3	449.1	253.8	192.8	39.5	486.1

		2005		2004
	Fixed rate financial assets		Fixed rate financial assets

		Weighted		Weighted
		average		average
	Weighted	period for	Weighted	period for
	average	which rate	average	which rate
	interest rate	is fixed	interest rate	is fixed
	%	years	%	years

US dollar	6.8	2.5	8.2	3.5
Other	–	–	5.2	0.3

Financial assets on which no interest is received comprise £13.2 million (2004: £24.3 million) of non-redeemable equity instruments in other companies and £5.1 million (2004: £15.2 million) of loans to joint ventures and associates which have no fixed date of repayment.
      The floating rate financial assets, which principally comprise cash and deposits, current asset investments and loans to joint ventures and associates, carry interest based on different benchmark rates depending on the currency of the balance.
The principal benchmark rates for floating rate financial assets are LIBOR for sterling balances, US LIBOR for US dollar balances,Australian bank bill rate for Australian dollar balances, South African prime rate for South African rand balances and Japanese yen LIBOR for Japanese yen balances.

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124	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

21. Financial instruments continued

ii) Financial liabilities
The interest rate and currency profile of the Group’s financial liabilities including swaps (excluding short-term creditors) at 30 September 2005 is shown below. The categories of the Group’s financial liabilities are shown in note 21 b) i).

	2005				2004

			Financial				Financial
			liabilities on				liabilities on
	Floating rate	Fixed rate	which no	Total	Floating rate	Fixed rate	which no	Total
	financial	financial	interest	financial	financial	financial	interest	financial
	liabilities	liabilities	is paid	liabilities	liabilities	liabilities	is paid	liabilities
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	(106.3)	297.9	2.1	193.7	(120.7)	296.8	2.5	178.6
US dollar	62.8	222.8	4.7	290.3	99.3	279.1	4.8	383.2
Australian dollar	105.6	0.2	–	105.8	92.0	0.1	–	92.1
South African rand	–	46.6	–	46.6	101.8	38.0	–	139.8
Japanese yen	29.9	125.6	0.3	155.8	5.0	151.7	0.7	157.4
Canadian dollar	19.2	25.6	–	44.8	18.9	22.8	–	41.7
Thai baht	–	35.8	0.3	36.1	–	54.9	10.9	65.8
Other	124.1	48.6	9.6	182.3	108.3	53.1	7.9	169.3

Total	235.3	803.1	17.0	1,055.4	304.6	896.5	26.8	1,227.9

		2005		2004
	Fixed rate financial liabilities		Fixed rate financial liabilities

		Weighted		Weighted
		average		average
	Weighted	period for	Weighted	period for
	average	which rate is	average	which rate is
	interest rate	fixed	interest rate	fixed
	%	years	%	years

Sterling	9.2	11.0	9.2	11.9
US dollar	6.8	1.3	5.8	2.0
Australian dollar	3.1	0.9	5.7	1.8
South African rand	8.3	1.9	12.8	3.3
Japanese yen	1.0	1.1	0.9	1.9
Canadian dollar	4.9	3.0	4.7	4.0
Thai baht	4.3	0.9	3.7	1.4
Other	5.5	1.5	6.0	2.6

The floating rate financial liabilities principally comprise debt which carries interest based on different benchmark rates depending on the currency of the balance.
      The principal benchmark rates for floating rate financial liabilities are LIBOR for sterling balances, US LIBOR for US dollar balances,Australian bank bill rate for Australian dollar balances, South African prime rate for South African rand balances and Japanese yen LIBOR for Japanese yen balances.
The maturity profile of borrowings is set out in note 20 b). Floating rate financial liabilities other than borrowings are mainly employee incentive provisions. These are expected to be utilised over the period to 2016 depending on the future choices of the relevant employees. Financial liabilities on which no interest is paid principally relate to creditors due after more than one year. The majority of the amount relates to deposits for cylinder rentals. It is not anticipated that this balance will reduce significantly in the short to medium term. The remaining balances falling due after more than one year are expected to be paid or utilised by 2009.

22. Provisions for liabilities and charges

	Deferred
	tax	Other provisions

		Incentive
		and other				De-
		employee	Uninsured			commissioning
		provisions	losses	Environmental	Warranty	obligations	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 October 2004	253.0	21.2	20.7	22.4	15.1	–	12.8	92.2
Exchange adjustment	6.6	0.2	0.7	0.7	0.4	–	–	2.0
Provided in the year	–	3.6	8.4	4.2	9.6	–	1.1	26.9
Released in the year	(4.7)	–	–	–	–	–	(2.4)	(2.4)
Utilised in the year	–	(6.4)	(0.6)	(1.6)	(7.6)	–	(6.3)	(22.5)
Other movements[1]	(13.0)	0.1	–	–	(0.2)	20.2	2.6	22.7

At 30 September 2005	241.9	18.7	29.2	25.7	17.3	20.2	7.8	118.9

1.	The other movements in deferred tax relate mainly to transfers to current tax.

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Notes to the financial statements	125

22. Provisions for liabilities and charges continued

Incentive and other employee provisions include long-term share incentive awards and deferred compensation plans. Note 7 contains further details of the long-term share incentive units.
     Provision for uninsured losses covers third party liabilities or claims. Due to the time frame that is often involved in such claims, a significant part of this provision is subject to actuarial valuation. Where this is not appropriate, other external assessments are used.
      Environmental provisions have been set aside to cover the costs of remediation for a number of hazardous waste sites. The costs are expected to be incurred between 2006 and 2030. Due to the period over which this expenditure is likely to be incurred, the provision has been discounted at a rate of four per cent. The effect of discounting is £5 million. Management expects that payments will be approximately £7 million in 2006, approximately £3 million each year for the next four years and £12 million in total thereafter. Management uses its judgement and experience to make an appropriate provision. Management believes that there is no reasonable possibility of a loss materially in excess of the amounts provided.
     During the year, the provision for de-commissioning costs was reviewed. As a result of revising previous estimates, an amount of £20.2 million was recognised for future obligations with a corresponding increase in the carrying value of tangible fixed assets. Due to the period over which this expenditure is likely to be incurred, between 2006 and 2054, and the different regions in which it will be incurred, the provision has been discounted at rates of between four and six per cent. The effect of discounting is £32 million. The timing of actual expenditure will vary depending on contractual supply arrangements with customers.
     Further information on deferred tax is disclosed in note 4.

23. Share capital

	Number of shares
i) Analysis at 30 September
	2005 million	2004 million	2005 £ million	2004 £ million

Equity capital:
Issued capital – Ordinary shares of 25p each, called up and fully paid	502.5	498.8	125.6	124.7
Unissued capital – unclassified shares of 25p each	87.5	91.2	21.9	22.8

Authorised			147.5	147.5

ii) Share issues	Number million

Issues of Ordinary shares of 25p each during the year were:
Under the savings related share option scheme	0.7
Under the senior executives share option scheme	3.0

24. Reserves

a) Group

	Share premium account £ million	Revaluation reserves £ million	Profit and loss account £ million	Pensions’ reserves £ million	Joint ventures’ reserves £ million	Associates’ reserves £ million	Own shares £ million	Total £ million

At 1 October 2004	374.9	30.1	1,181.5	(253.6)	238.0	26.0	(46.3)	1,550.6
Total recognised gains and losses for the year	–	(3.8)	419.9	–	14.7	6.3	–	437.1
Transfers in relation to pensions	–	–	(33.1)	31.9	1.2	–	–	–
Reversal of goodwill on disposal of
a business	–	–	1.0	–	–	–	–	1.0
Consideration paid for the purchase of own
shares held in an ESOP trust	–	–	–	–	–	–	(8.2)	(8.2)
Consideration received for the sale of own
shares held in an ESOP trust	–	–	–	–	–	–	4.0	4.0
Credit in respect of employee share schemes	–	–	4.3	–	–	–	–	4.3
Dividends	–	–	(204.1)	–	–	–	–	(204.1)
Premium on share issues (net)	31.7	–	–	–	–	–	–	31.7

At 30 September 2005	406.6	26.3	1,369.5	(221.7)	253.9	32.3	(50.5)	1,816.4

i) The undistributed profits of Group undertakings may be liable to overseas and/or UK tax (after allowing for double tax relief) if distributed as dividends. There are no material exchange control restrictions on the remittance of funds to the UK.
ii) Goodwill written off against reserves in respect of continuing businesses acquired prior to 30 September 1998 amounts to £160.4 million (2004: £154.0 million).
iii) In accordance with the Group’s accounting policy, exchange losses (net of gains) on net borrowings charged to reserves in the year amounted to £5.8 million (2004: £59.7 million gain).
iv) There are no non-equity shareholders’ interests in the share capital and reserves of the Group.
v) The amount of the pensions’ reserves is equivalent to the net pensions liabilities (see note 8) adjusted for current tax of £42.1 million (2004: £22.0 million, 2003: £nil).
vi) Own shares
At 30 September 2005, 5.3 million shares in the company were held pending the exercise of share options. Based on the company’s share price at 30 September 2005 of 1153p, the market value of own shares held was £61.4 million. This compares with the acquisition cost above. The amount paid for the shares reduces profit available for distribution.
     Information on share option schemes appears in the report on remuneration and in notes 7 and 23.

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126	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

24. Reserves continued

b) Parent company

	Share premium account £ million	Other reserves £ million	Profit and loss account £ million	Own shares £ million	Total £ million

At 1 October 2004	374.9	336.4	671.0	(45.8)	1,336.5
Profit for the financial year	–	–	298.4	–	298.4
Dividends	–	–	(204.1)	–	(204.1)
Premium on share issues (net)	31.7	–	–	–	31.7
Credit in respect of employee share schemes	–	–	4.3	–	4.3
Net increase in investment in own shares	–	–	–	(4.2)	(4.2)

At 30 September 2005	406.6	336.4	769.6	(50.0)	1,462.6

The premium on share issues represents amounts paid to The BOC Group plc for the issue of shares under the Group’s share option schemes.

25. Financial commitments

a) Annual operating lease commitments

	2005		2004

	Property leases £ million	Other operating leases £ million	Property leases £ million	Other operating leases £ million

On leases expiring:
Within one year	3.1	3.2	2.1	2.1
Between one and two years	2.1	7.8	2.2	5.6
Between two and five years	4.2	9.9	5.4	11.0
Over five years	6.5	3.8	14.9	3.2

	15.9	24.7	24.6	21.9

Operating leases £ million

Rentals are due under operating leases from
1 October 2005 to completion as follows:
Year to 30 September 2006	40.6
Year to 30 September 2007	28.7
Year to 30 September 2008	20.4
Year to 30 September 2009	15.1
Year to 30 September 2010	10.8
Thereafter	59.9

175.5

b) Other commitments
The Group is committed to make future purchases under take-or-pay contracts. The main commitments at 30 September 2005 relate to the purchase of raw materials, principally helium, where the price of the product is linked to the prevailing market prices of that product. Obligations under such contracts in effect at 30 September 2005 are as follows:

Year ending 30 September	£ million

2006	71.4
2007	68.1
2008	68.9
2009	62.3
2010	54.6
Thereafter	371.2

696.5

For the year ended 30 September 2005 total purchases made relating to these contracts amounted to £54.3 million (2004: £55.0 million, 2003: £65.8 million).

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Notes to the financial statements	127

26. Contingent liabilities and legal proceedings

a) Contingent liabilities

		Group		Parent

	2005 £ million	2004 £ million	2005 £ million	2004 £ million

Guarantees of joint ventures’ borrowings	10.6	8.9	10.6	8.9
Guarantees of subsidiaries’ borrowings	–	–	245.6	289.5
Other guarantees[1]	38.7	32.9	50.3	18.0

	49.3	41.8	306.5	316.4

1.	Other guarantees are mainly performance guarantees issued in the ordinary course of business.

b) Legal proceedings
BOC Group companies are parties to various legal proceedings in the ordinary course of business, including some in which claims for damages in large amounts have been asserted.
     The outcome of litigation to which BOC Group companies are party cannot be readily foreseen, but the directors believe that such litigation should be disposed of without material adverse effect on the Group’s financial condition or profitability.

Welding fumes litigation A US subsidiary of BOC,The BOC Group, Inc., currently is party to a number of lawsuits in the US for alleged injuries resulting from exposure to manganese, asbestos and/or toxic fumes in connection with the welding process. The BOC Group, Inc. has not manufactured welding rods in the US since 1986 when the welding electrodes business was sold. The BOC Group, Inc. ceased selling welding rods in the US manufactured by others when the sale of the US packaged gas business, including the operations that distributed packaged gases and welding equipment, was completed in July 2004.

Manganese litigation At 30 September 2005, there were a total of approximately 8,574 claimants (‘Total Claimants’) in pending manganese related cases in both US federal and state courts that name The BOC Group, Inc. as a defendant, a net decrease of approximately 1,100 claimants from 30 September 2004. The BOC Group, Inc. is typically one of several defendants in these cases that claim compensatory and punitive damages, in most cases for unspecified amounts, for alleged neurological injury, including Parkinson’s disease, through exposure to manganese in welding fumes. Of the Total Claimants, approximately 4,607 claimants have filed in, or been transferred for pre-trial purposes to, the federal district court in the Northern District of Ohio, where a multi-district litigation (MDL) proceeding has been commenced, and approximately 50 claimants are in process to be transferred to or from the MDL. The MDL proceeding is a vehicle for coordinating pre-trial proceedings in cases pending in different federal district courts in the US. It is currently contemplated that the MDL court will try three cases during the MDL proceeding. The first such case is currently scheduled for February 2006. In addition to the cases in federal court,The BOC Group, Inc. is a defendant in a number of similar cases pending in state courts, which are in different stages of procedural development, and certain cases are scheduled for trial from time to time. The BOC Group, Inc. has been a co-defendant in other manganese related claims that have been resolved as follows. From 1 January 1997 to 30 September 2005, 3,965 claims were dismissed. Through 30 September 2005, seven cases were tried to final jury verdicts in favour of the defendants, including The BOC Group, Inc., and one case was tried to a final jury verdict in favour of the plaintiffs, which is being appealed.

Asbestos litigation At 30 September 2005, there were a total of approximately 15,966 claimants in pending asbestos related cases that name The BOC Group, Inc. as a defendant, a net decrease of approximately 600 from 30 September 2004. The BOC Group, Inc. is typically one of a large number of defendants in these cases that claim compensatory and punitive damages, in most cases for unspecified amounts, for alleged injuries, including cancer, through exposure to asbestos in welding fumes or from welding consumables. A very small number of these claimants allege injuries from exposure to asbestos in non-welding rod products and premises. The BOC Group, Inc. has been a co-defendant in other asbestos related claims that have been resolved as follows. From 1 January 1997 to 30 September 2005, 11,776 claims were dismissed and 75 claims were dismissed on summary judgments. Through 30 September 2005, nine cases were tried to final jury verdicts in favour of the defendants, including The BOC Group, Inc., and one case was tried to a final jury verdict in favour of the plaintiffs, which is being appealed.

The BOC Group, Inc. believes that it has strong defences to the claims asserted in all of the various manganese and asbestos related cases and intends to defend vigorously such claims. In the manganese related claims,The BOC Group, Inc. believes that recent relevant scientific literature, based on epidemiological studies, strongly supports its defence of such claims. Based on its experience to date, together with its current assessment of the merits of the claims being asserted and applicable insurance, BOC believes that continued defence and resolution of the welding fumes litigation will not have a material adverse effect on its financial condition or profitability and no provision has been made. Nonetheless, it is not possible to predict either the number of future claims or the number of claimants that any future claims may present. In addition, the outcome of welding fume cases, either involving BOC or other defendants, is inherently uncertain and always difficult to predict, and BOC cannot provide any assurances that any future resolutions of these types of claims will necessarily be consistent with its experience to date. In the event of an adverse outcome to any of the proceedings, a liability would be recognised if it was considered likely that it would give rise to an outflow of future economic benefits. Where there is applicable insurance, this would be recognised when its recoverability was virtually certain.

Fluorogas litigation The Fluorogas litigation is now settled and is no longer the subject of any legal proceedings. More details are given on page 59.

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128	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

27. Cash flow
a) Net cash inflow from operating activities

	Notes	2005 £ million	2004 £ million	2003 £ million

Total operating profit before exceptional items		564.2	576.9	505.6
Depreciation and amortisation		301.9	324.0	333.4
Net retirement benefits charge less contributions		(14.4)	(15.9)	5.6
Operating profit before exceptional items of joint ventures		(107.1)	(99.4)	(86.8)
Operating profit before exceptional items of associates		(20.5)	(13.1)	(11.4)
Change in stocks		(21.0)	(25.0)	(16.6)
Change in debtors		(58.9)	(35.1)	2.5
Change in creditors		35.8	44.0	10.8
Exceptional cash flows		(16.9)	(11.9)	(28.3)
Other		2.4	14.0	(14.7)

Net cash inflow from operating activities		665.5	758.5	700.1

b) Reconciliation of net cash flow to movement in net debt
Decrease/(increase) in cash		50.2	(150.1)	102.5
Decrease in debt	27(d)	(165.7)	(180.7)	(128.7)
Decrease/(increase) in liquid resources		14.3	(20.8)	16.2

Change in net debt resulting from cash flows		(101.2)	(351.6)	(10.0)
Net borrowings assumed at acquisition		6.2	4.7	0.8
Net (borrowings)/liquid resources eliminated on disposal		(40.9)	–	31.0
Inception of finance leases		7.1	0.2	–
Exchange adjustment		6.1	(59.0)	20.7

Movement in net debt in the year		(122.7)	(405.7)	42.5
Net debt at 1 October		962.4	1,368.1	1,325.6

Net debt at 30 September		839.7	962.4	1,368.1

c) Analysis of net debt

	At 1 October 2004 £ million	Cash flow £ million	Acquisitions/ disposals (excluding cash and overdrafts) £ million	Other non-cash changes £ million	Exchange adjustment £ million	At 30 September 2005 £ million

Cash at bank and in hand due within one year	228.2	(36.9)	–	–	(0.3)	191.0
Borrowings and finance leases due within one year	(262.1)	205.8	11.4	(193.9)	(20.4)	(259.2)
Borrowings and finance leases due beyond one year	(928.5)	(67.7)	23.3	186.8	14.6	(771.5)

Net borrowings and finance leases	(962.4)	101.2	34.7	(7.1)	(6.1)	(839.7)

d) (Decrease)/increase in debt

	2005 £ million	2004 £ million	2003 £ million

6.75% Bonds 2004	–	(125.0)	–
6 1 /4 % Notes 2002	–	–	(38.2)
Medium-term notes	(168.6)	74.8	93.7
European Investment Bank loans	–	–	(72.4)
Repayment of commercial paper	(5.5)	(42.6)	(90.7)
Other (net)	8.4	(87.9)	(21.1)

Decrease in debt	(165.7)	(180.7)	(128.7)

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Notes to the financial statements	129
28. Acquisitions and disposals
a) Cash flow

	2005		2004		2003

	Acquisitions £ million	Disposals £ million	Acquisitions £ million	Disposals £ million	Acquisitions £ million	Disposals £ million

Cash flow arising on the acquisition and disposal of businesses
Goodwill	–	24.7	–	4.6	–	–
Intangible fixed assets	(1.3)	0.1	–	–	(2.4)	–
Tangible fixed assets	(17.2)	167.7	(3.7)	102.3	(61.5)	0.8
Joint ventures, associates and other investments	(30.3)	14.7	(80.6)	10.2	(4.8)	1.1
Stocks	(1.5)	12.9	(0.5)	16.2	(2.7)	0.1
Debtors	(11.4)	84.2	(5.3)	25.2	(15.3)	0.1
Cash at bank and in hand	(2.3)	23.3	(2.8)	–	–	0.2
Creditors including taxation	11.7	(72.6)	2.5	3.8	7.8	(0.1)
Borrowings	6.2	(40.9)	4.7	–	0.8	–
Minorities	(0.7)	(75.2)	(0.8)	0.2	(2.2)	0.3

Net assets (acquired)/disposed of	(46.8)	138.9	(86.5)	162.5	(80.3)	2.5
Goodwill on acquisitions of subsidiaries	(16.8)	–	(2.9)	–	(46.7)	–
Goodwill on acquisitions of joint ventures and associates	–	–	41.5	–	(8.0)	–
Goodwill in reserves written off on disposals	–	1.0	–	15.3	–	–
Surplus/(deficit) over book value on disposals	–	84.2	–	(79.5)	–	(0.7)

(Acquisition)/disposal price	(63.6)	224.1	(47.9)	98.3	(135.0)	1.8
Deferred payments and receipts[1]	6.5	–	(3.0)	–	(0.5)	2.1

	(57.1)	224.1	(50.9)	98.3	(135.5)	3.9

1.	Deferred payments and receipts include amounts for current years and payments and/or receipts in respect of prior years.

In September 2005, BOC acquired G Van Dongen Holding BV, expanding Gist’s primary business into Europe.
     In March 2005, BOC acquired 50 per cent of Maanshan BOC-Ma Steel Gases Co Limited, the joint venture formed to supply the industrial gases needs of Ma Steel in China.
     During 2005, BOC made an additional equity investment in Compania de Nitrogeno de Cantarell (CNC) in proportion to its 65 per cent equity shareholding.
     In March 2005, BOC’s South African subsidiary,African Oxygen Limited (Afrox) completed the sale of its majority shareholding in Afrox Healthcare Limited to a consortium led by two major black empowerment groups. Profit on disposal of this business amounted to £84.9 million. Afrox has retained a significant interest in the hospitals business through a 20 per cent holding in the new company. Following this disposal, Afrox accounts for its share of the business on an equity basis, taking its share of operating profit and net interest into account.
     In 2005, the Group also recognised a further £13.2 million profit on disposal of the US packaged gas business. The additional proceeds, received in November 2005, had been subject to certain conditions at the time of disposal in July 2004.
     In December 2004, BOC, through its subsidiary Thai Industrial Gases Public Co Limited, sold its shares in Unique Gas and Petrochemicals Public Co Limited.

b) Fair value of acquisitions
Provisionally there were no fair value adjustments in 2005.

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130	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

28.	Acquisitions and disposals continued
The fair value of acquisitions in 2004 were:

	CNC book value £ million	Other book value £ million	Total book value of businesses acquired £ million

Tangible fixed assets	–	(3.7)	(3.7)
Joint ventures, associates and other investments	(74.1)	(6.5)	(80.6)
Stocks	–	(0.5)	(0.5)
Debtors	–	(5.3)	(5.3)
Cash at bank and in hand	–	(2.8)	(2.8)
Creditors including taxation	–	2.5	2.5
Borrowings	–	4.7	4.7
Minorities	–	(0.8)	(0.8)

Net (assets) acquired	(74.1)	(12.4)	(86.5)

Payment	32.6	18.3	50.9
Deferred payment	–	(3.0)	(3.0)

Consideration	32.6	15.3	47.9
Goodwill on acquisitions of subsidiaries	–	(2.9)	(2.9)
Goodwill on acquisitions of joint ventures and associates	41.5	–	41.5

	74.1	12.4	86.5

There were no fair value adjustments in 2004.

The fair value of acquisitions in 2003 were:

	EMC Water Services book value £ million	Praxair Polska book value £ million	Air Canada packaged gases business book value £ million	Other book value £ million	Total book value of businesses acquired £ million	Total adjustments £ million	Total fair value of businesses acquired £ million

Intangible assets	–	–	–	(2.4)	(2.4)	–	(2.4)
Tangible fixed assets	(0.6)	(17.1)	(13.3)	(24.6)	(55.6)	(5.9)	(61.5)
Joint ventures, associates and other investments	–	–	–	(4.8)	(4.8)	–	(4.8)
Stocks	–	(0.6)	(1.9)	(0.2)	(2.7)	–	(2.7)
Debtors	(3.9)	(3.4)	(6.0)	(2.0)	(15.3)	–	(15.3)
Creditors including taxation	3.8	2.0	0.6	1.4	7.8	–	7.8
Borrowings	0.1	–	–	0.7	0.8	–	0.8
Minorities	–	–	–	(2.2)	(2.2)	–	(2.2)

Net (assets) acquired	(0.6)	(19.1)	(20.6)	(34.1)	(74.4)	(5.9)	(80.3)

Payment	31.1	29.2	25.6	49.6	135.5	–	135.5
Deferred payment	1.0	–	0.9	(2.4)	(0.5)	–	(0.5)

Consideration	32.1	29.2	26.5	47.2	135.0	–	135.0
Goodwill on acquisitions of subsidiaries	(31.5)	(10.1)	–	(5.1)	(46.7)	–	(46.7)
Goodwill on acquisitions of joint ventures and associates	–	–	–	(8.0)	(8.0)	–	(8.0)

	0.6	19.1	26.5	34.1	80.3	–	80.3

The fair value adjustments were all in respect of the acquisition of the Canadian packaged gases business of Air Products.

c) Exchange of business
In January 2003, the Group combined its Japanese gases business Osaka Sanso Kogyo KK (OSK) with part of Air Liquide Japan to form Japan Air Gases Ltd. The net effect of the transaction was to exchange 55 per cent of the OSK business for a 45 per cent equity share in Japan Air Gases Ltd. This transaction was accounted for in accordance with UK GAAP (UITF31 – ‘Exchange of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate’).
The unrealised profit of £8.2 million on the disposal of OSK was recognised in the statement of total recognised gains and losses.

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Notes to the financial statements	131

28. Acquisitions and disposals continued

Total book value of business disposed £ million
Value of assets disposed

Tangible fixed assets	169.3
Joint ventures, associates and other investments	3.0
Stocks	10.3
Debtors	69.2
Net liquid resources	30.9
Creditors including taxation	(86.5)
Minorities	(3.1)

193.1
Adjustment to reflect retention of 45 per cent share	(86.9)

Net assets disposed	106.2

Value of assets acquired	Air Liquide Japan assets contributed book value £ million	Valuation adjustments £ million	Air Liquide Japan assets contributed at fair value £ million	OSK assets contributed at fair value £ million	Total fair value of combined business £ million

Tangible fixed assets	185.0	40.8	225.8	169.3	395.1
Joint ventures, associates and other investments	10.7	–	10.7	3.0	13.7
Stocks	19.4	–	19.4	10.3	29.7
Debtors	141.6	–	141.6	69.2	210.8
Net (borrowings)/liquid resources	(37.9)	–	(37.9)	30.9	(7.0)
Creditors including taxation	(129.0)	0.2	(128.8)	(86.5)	(215.3)
Minorities	(9.2)	–	(9.2)	(3.1)	(12.3)

	180.6	41.0	221.6	193.1	414.7

BOC Group share of assets (45 per cent)					186.6
Value of OSK retained by the Group (45 per cent)					(86.9)

Fair value of assets acquired					99.7

The following fair value adjustments were made to the book value of the assets and liabilities of the Air Liquide Japan business acquired:

Total adjustments £ million

Valuations
Tangible fixed assets	40.8
Provisions	9.3
Alignment of accounting policies
Pension liabilities	(9.1)

41.0

Unrealised gain on disposal	£ million

Consideration, fair value of assets acquired	99.7
Net assets disposed	(106.2)

(6.5)
Negative goodwill credited on disposal of a subsidiary	14.7

Unrealised profit on disposal of a subsidiary	8.2

29. Related party transactions
During the year, interest income of £13.8 million (2004: £7.3 million, 2003: £7.6 million) was received from the Cantarell joint venture in Mexico.
     During the year, the Group was invoiced £45.9 million in respect of purchases of production plants from Linde BOC Process Plants in the US. At 30 September 2005, £1.9 million was payable in respect of these invoices. No material purchases were made in 2004 or 2003.
     The Group had no other material related party transactions that might reasonably be expected to influence decisions made by the users of these accounts.

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132	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

30. US accounting information

a) Summary of differences between UK and US generally accepted accounting principles and other US accounting information
The financial statements of The BOC Group plc are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain significant respects from accounting principles generally accepted in the US (US GAAP).
     Set out below is a summary of the more significant adjustments which would be required if US GAAP had been applied, together with reconciliations of net profit and shareholders’ funds from a UK GAAP to a US GAAP basis. Also presented on a US GAAP basis are a movement in shareholders’ funds, a consolidated cash flow statement, information on earnings per share, information on stock based compensation and details of recently issued US accounting pronouncements.

Goodwill and other intangible assets
Under UK GAAP, goodwill arising on acquisitions before 1998 accounted for under the purchase method has been eliminated against shareholders’ funds. Additionally, UK GAAP requires that on subsequent disposal or closure of a business, any goodwill previously taken directly to shareholders’ funds is then charged against income. The Group adopted FRS10 in 1999, which requires goodwill on subsequent acquisitions to be capitalised and amortised over a period not exceeding 20 years.
     Under UK GAAP the Group has recognised negative goodwill on certain acquisitions. Under US GAAP, the excess of the amounts assigned to the assets acquired and liabilities assumed over the acquisition cost is adjusted against the values of the acquired long-lived assets in accordance with SFAS 141. This does not result in a difference between the shareholders’ funds under UK GAAP and US GAAP, although there is a difference in the classification between tangible and intangible assets.
     Under US GAAP (SFAS142) goodwill continues to be capitalised, although no amortisation is charged to the income statement. Instead, an annual impairment test is carried out, with any identified impairment loss recorded in the income statement.
     Other intangible assets with a finite life continue to be amortised under both UK and US GAAP. UK GAAP is highly prescriptive with regard to the recognition of intangible assets, although US GAAP rules result in the recognition of a greater amount of intangible assets. Therefore, differences arise in the classification of some intangible assets and goodwill between UK and US GAAP. Amortisation that has been charged against goodwill under UK GAAP is added back in the reconciliation to net income on a US GAAP basis.
     The average life of other intangible assets is ten years and the annual amortisation charge under US GAAP is expected to be approximately £1 million.

Impairment of goodwill
Under UK GAAP, goodwill impairment reviews are carried out at the end of the first financial year following an acquisition, and also when an indicator of impairment exists. The impairment is measured by comparing the carrying value of the goodwill with the higher of the net realisable value and the value in use.
     Under US GAAP, goodwill impairment reviews are also conducted when an indicator of impairment exists, in addition to an annual goodwill impairment test, as required by SFAS142. The impairment is measured by comparing the carrying value of a reporting unit to its fair value. Where the carrying value is greater than the fair value, the impairment loss is based on the excess of the carrying value of goodwill in the reporting unit over the implied fair value of the goodwill.

Profit or loss on the partial disposal of Group companies
Under UK GAAP (UITF 31), gains on the partial disposal of Group companies involving non-monetary consideration are recorded in the statement of total recognised gains and losses. Under US GAAP, such gains and losses are recorded in the income statement.

Deferred tax
Under UK GAAP, full provision for deferred tax is recognised in the financial statements. Under US GAAP, deferred tax is recognised on a similar basis. In addition, however, US GAAP requires provision for deferred tax on the unremitted earnings of overseas businesses that are not deemed to be permanently reinvested. This is not permitted under UK GAAP except in respect of any dividends that have been accrued as receivable.

Revaluation of fixed assets
UK GAAP allowed for the periodic revaluation of land and buildings with depreciation then being calculated on the revalued amount. Any surplus or deficit (to the extent that the revaluation reserve was in surplus) on the revaluation was then taken directly to shareholders’ funds. With the Group’s adoption of FRS15 in 2000, the Group no longer revalues fixed assets. Under US GAAP, revaluations of fixed assets are not permitted and, as a result, the reconciliation restates fixed assets to historical cost. The depreciation charge and any write downs of previously revalued assets are adjusted accordingly.

Impairment of tangible fixed assets
Under UK GAAP, a tangible fixed asset is reviewed for impairment if an indication exists that the asset may be impaired. If necessary, an impairment loss is recorded. A value in use calculation is carried out, based on discounted pre-tax future cash flows from the asset (or income generating unit to which the asset belongs).
     Under US GAAP, a preliminary review of the tangible fixed asset is carried out using undiscounted future cash flows. If the undiscounted future cash flows are less than the asset’s carrying value, an impairment loss is required. The impairment loss will be calculated using discounted future cash flows, or the asset’s market value.
     Under US GAAP, the reversal of previously recognised impairment losses is not permitted.

Provisions
Under UK GAAP, general requirements for liabilities and charges are contained in FRS 12 which states that provisions are made when a present obligation exists in respect of a past event, where it is probable that a transfer of economic benefits will be required and where the amount of the obligation can be reliably estimated. Under US GAAP the general requirements for loss contingencies of SFAS 5 require that, a provision is made when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. The UK GAAP policy is substantially the same as the US GAAP policy and no adjustment is required.

Restructuring costs
Under UK GAAP, when a decision has been taken to restructure, supported by a detailed formal plan and the creation of a valid expectation in those affected that the restructuring will take place, the necessary provisions are made for impairment of asset values together with severance and other costs.
     Under US GAAP (SFAS146), the requirements for charging restructuring costs to income are more prescriptive and all significant actions arising from the restructuring plan and their completion dates must be identified by the balance sheet date.

Pensions
For UK GAAP reporting (FRS17 – Retirement benefits), the pension asset or liability in the balance sheet represents the difference between the market value of pension scheme assets at the balance sheet date and the present value of pension scheme liabilities at that date, net of deferred tax.
     Under US GAAP (SFAS87), plan assets are valued by reference to market-related value at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds.
     FRS17 requires that past service costs are recognised in full in the period in which they become vested. SFAS87 requires past service costs to be amortised over the remaining service lives of the employees to whom the amendments relate.

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Notes to the financial statements	133

30. US accounting information continued
There is a significant difference in the treatment of actuarial gains and losses arising during the accounting period. UK GAAP recognises the actuarial gains and losses in full in the year in which they arise in the statement of total recognised gains and losses. Under US GAAP, the actuarial gains and losses which exceed ten per cent of the value of the assets or liabilities at the start of the accounting period are amortised over the remaining service lives of scheme members.
     Where an additional minimum liability exists under US GAAP, (ie where the amount provided for any scheme does not cover the unfunded accumulated benefit obligation for that scheme), this must be recognised in the balance sheet under SFAS87. The adjustment resulting from the recognition of an additional minimum liability is reported as an intangible asset to the extent of the unrecognised prior service cost, after eliminating amounts previously shown as a prepaid benefit cost. Any excess above these amounts is reported in comprehensive income.
     Where surpluses exist in pension schemes under UK GAAP, a company should recognise the associated asset only to the extent that it is able to recover that surplus either through reduced contributions or through refunds from the scheme. Regulations in South Africa concerning surpluses (as set out in the Pension Funds Second Amendment Act 2001) specify that recognition of any surpluses in a retirement fund cannot be made by a company unless it is either as a result of a surplus apportionment exercise, or if a fund‘s rules allow it. As a result, any surpluses in South Africa are not recognised under UK GAAP and are written off in the statement of total recognised gains and losses.
     There is no specific requirement under US GAAP relating to the treatment of irrecoverable surpluses. As a result, the associated surplus is retained under US GAAP in line with SFAS 87.

Post retirement medical costs
For UK GAAP reporting (FRS17 – Retirement benefits), the post retirement medical liability is discounted using the bond yield on suitable high quality corporate bonds, and disclosed net of related deferred tax.
     For US GAAP (SFAS106), the liabilities are assessed and discounted using the rates of return obtainable on high quality fixed income investments.
     Differences between the UK and US GAAP figures arise largely from the treatment of actuarial gains and losses.

Securities investments
Under UK GAAP, current asset investments (of all types) are stated at the lower of cost and net realisable value. Fixed asset investments are stated at cost, or alternatively, at market value or at directors’ valuation.
     Under US GAAP, securities which are determined to be ‘available-for-sale’ are stated at fair value and any unrealised gains or losses included as a separate component of shareholders’ funds. The deferred tax consequences of unrealised gains or losses are also charged or credited to shareholders’ funds.

Contingent consideration
Under UK GAAP, contingent consideration is provided for as a liability when the likelihood of payment is considered to be probable.
     Under US GAAP, contingent consideration is not recognised until the liability is determined beyond reasonable doubt. The elimination of contingent consideration for US GAAP purposes also impacts on the value of goodwill arising on acquisitions, therefore there is no net impact on shareholders’ funds.

Financial instruments
The Group enters into a number of currency swaps, interest rate swaps and forward foreign exchange contracts to hedge its exposure to currency and interest rate risks. Under UK GAAP, such instruments are shown at their carrying value.
     Under US GAAP, these instruments are marked to market and any change in value is recognised in either the income statement or through comprehensive income in accordance with SFAS133 depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction.

Accounting for swaps
Under UK GAAP, gains or losses on closing out interest rate swap contracts taken to hedge the Group’s fixed/floating interest rate position can be taken to profit immediately.
     US GAAP requires any gain or loss to be deferred over the remaining hedge period.

Share of results and net assets of joint ventures and associates
The Group’s share of the results and net assets of its joint ventures and associates (as calculated under UK GAAP) is shown within fixed asset investments. For the purposes of the reconciliations set out below, the Group’s share of the results and net assets of its joint ventures and associates has been adjusted to recognise a difference in the method of reporting profits under US GAAP.

Leasing
Under US GAAP (EITF 01–8) certain arrangements with customers (modified or entered into since 1 October 2003) concerning the use of some items of the Group’s plant and machinery are deemed to contain leases. Where such arrangements qualify as finance leases under SFAS13, an appropriate adjustment is made to net income and shareholders’ funds under US GAAP. UK GAAP does not contain this same requirement.

Sale and leaseback transactions
Under UK GAAP, any profit or loss on the sale and operating leaseback of fixed assets can generally be taken to profit immediately.
     US GAAP requires any gain or loss to be deferred over the contract lease period.

Comprehensive income
Under US GAAP, SFAS130 establishes requirements for the reporting of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Components of comprehensive income for the Group determined on a UK GAAP basis include profit for the financial year, pension actuarial gains and losses, and foreign currency translation gains and losses. Information regarding the Group’s foreign currency translation gains and losses is included in the statement of total recognised gains and losses under UK GAAP on page 89.

b) Selected financial information under US GAAP
In addition to the Group five year record on page 12, for SEC reporting the Group is required to disclose, on a US GAAP basis, certain key selected financial information under item 3.A.2. of form 20–F.

	2005 £ million	2004 £ million	2003 £ million	2002 £ million	2001 £ million

Revenue	3,916.9	3,885.4	3,718.3	3,657.7	3,772.9
Net operating income	652.9	547.4	512.3	515.1	497.4
Net income	326.7	297.7	264.3	255.4	234.2
Total assets	5,241.7	5,333.2	5,046.2	5,126.9	5,118.5
Net assets	2,122.2	1,920.1	1,872.5	2,061.0	2,138.9

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134	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

30. US accounting information continued

	2005	2004	2003	2002	2001
	pence	pence	pence	pence	pence

Earnings per share – basic	66.0	60.4	53.7	52.1	48.1
Earnings per share – diluted	65.8	60.3	53.6	51.9	47.9

	2005	2004	2003	2002	2001
	million	million	million	million	million

Weighted average ordinary shares – basic	495.0	493.0	492.5	490.4	486.9
Weighted average ordinary shares – diluted	496.6	493.8	492.7	492.2	488.6

c) Income statement in US GAAP format
The Group profit and loss account on page 86 complies with UK GAAP. For SEC reporting purposes this presentation would be considered ‘non GAAP’ and therefore disclosed below is the income statement which meets the SEC reporting format set forth in Item 10 of Regulation S-X. The financial numbers disclosed within the income statement below are prepared under UK GAAP.

	2005		2004		2003
	£ million		£ million		£ million

Revenue	3,754.7		3,885.4		3,718.3
Operating expenses
Payroll costs	(951.9)		(1,015.6)		(1,037.8)
Depreciation and amortisation	(301.9)		(324.0)		(333.4)
Other operating expenses	(1,848.8)		(2,060.9)		(1,908.5)

Total operating expenses	(3,102.6)		(3,400.5)		(3,279.7)

Net operating income	652.1		484.9		438.6
Other income, net	18.2		15.8		9.4
Net interest expense	(76.7)		(88.4)		(96.1)
Income taxes	(159.9)		(101.7)		(96.4)
Minority interests	(66.7)		(46.6)		(36.4)

Net income	367.0		264.0		219.1

Earnings per share – basic	74.1	p	53.5	p	44.5	p
Earnings per share – diluted	73.9	p	53.5	p	44.5	p

d) Reconciliation of net profit

		2005	2004	2003
Years ended 30 September	Notes	£ million	£ million	£ million

Net profit as reported in the Group profit and loss account under UK GAAP		367.0	264.0	219.1
Pensions		(0.8)	7.5	62.5
Post retirement medical costs		0.1	(2.4)	–
Revaluations realised on asset disposals		7.2	–	1.1
Depreciation of revalued fixed assets		0.5	0.2	0.1
Non-amortisation of goodwill under SFAS142		12.6	14.0	13.9
Goodwill adjustment relating to disposals		(3.4)	–	–
Consolidation of variable interest entity under FIN46		0.5	–	–
Amortisation of other intangibles		(0.6)	(0.5)	(0.5)
Unrealised profit on disposal of subsidiary		–	–	8.2
Other adjustments on profit on disposal of subsidiary	1	–	–	(20.7)
Share of results of joint ventures and associates		(3.5)	0.3	0.6
Termination of interest rate swaps		1.5	1.6	1.7
Financial and other derivative instruments		(1.1)	(15.7)	(2.8)
Adjustment on disposal of the US packaged gas business	2	(9.6)	39.9	–
ESOPs and other share options		(1.5)	3.5	1.7
Sale and leaseback		0.1	0.1	0.1
Restructuring provisions		1.0	–	–
Goodwill impairments		(16.3)	–	–
Taxation adjustments	3	(27.0)	(14.8)	(20.7)

Net income under US GAAP		326.7	297.7	264.3

1.	The adjustment on profit of disposal of subsidiary of £(20.7) million in 2003 relates to differences relating to the combination of the Group’s Japanese gases business with part of Air Liquide Japan. It comprises £(11.7) million relating to the difference in the net book value of tangible assets and £(9.0) million relating to the difference in the net book value of intangible assets recognised in the Group’s Japanese business.
2.	The adjustment on disposal of the US packaged gas business of £39.9 million in 2004 comprised £13.4 million relating to asset impairments, £19.9 million relating to goodwill and £6.6 million relating to restructuring provisions. In 2005, the adjustment relates to timing differences on restructuring provisions and expenses between UK GAAP and US GAAP.
3.	During 2005 the deferred tax provision in respect of undistributed earnings of subsidiaries and joint ventures was reviewed. In connection with this, the amount of taxation adjustments includes a charge of £28.5 million (2004: £nil, 2003: £nil).
4.	All net income arose from continuing operations.

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Notes to the financial statements	135

30. US accounting information continued

	2005	2004	2003
Average number of 25p Ordinary shares	million	million	million

Basic	495.0	493.0	492.5
Diluted	496.6	493.8	492.7

	2005	2004	2003
	pence	pence	pence

Earnings per share
Basic	66.0	60.4	53.7
Diluted	65.8	60.3	53.6

e) Reconciliation of shareholders’ funds

	2005	2004
At 30 September	£ million	£ million

Shareholders’ funds reported in the Group balance sheet under UK GAAP	1,942.0	1,675.3
UK minority interests	111.1	202.8

	2,053.1	1,878.1
Pensions	107.8	154.7
Post retirement medical costs	(16.8)	(12.2)
Revaluations of fixed assets	(30.3)	(36.8)
Goodwill previously charged to reserves	64.1	62.7
Non-amortisation of goodwill under SFAS142	40.1	31.4
Amortisation of other intangibles	(1.1)	(1.0)
Interest rate swaps	(1.2)	(2.7)
Share of net assets of joint ventures and associates	14.1	17.6
Securities investments	–	7.3
Consolidation of variable interest entity under FIN46	(12.8)	(29.7)
Goodwill on disposal of subsidiary	5.5	4.4
Fixed asset impairments	8.1	13.3
Restructuring provisions	4.0	6.5
Financial and other derivative instruments	(3.1)	(2.0)
Provision for executive share schemes	0.5	0.9
Sale and leaseback	(1.8)	(1.9)
Goodwill impairments	(16.3)	–
Deferred tax	6.2	10.2
Minority interests	(97.9)	(180.7)

Shareholders’ funds under US GAAP	2,122.2	1,920.1

f) Movements in shareholders’ funds on a US GAAP basis
Shareholders’ funds at 1 October	1,920.1	1,872.5
Net income for the year	326.7	297.7
Dividends	(204.1)	(197.3)
Shares issued	32.6	8.7
Movement in treasury stock	(4.2)	2.5
Pensions	(54.5)	53.3
Exchange adjustment	99.3	(98.1)
Other movements	6.3	(19.2)

Shareholders’ funds at 30 September	2,122.2	1,920.1

g) Consolidated cash flow statement
The Group cash flow statement on page 88 has been prepared in accordance with UK accounting standard FRS1, the objectives and principles of which are similar to those set out in US accounting principle SFAS95, Statement of Cash Flows. The principal differences between the standards relate to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.
     Under FRS1, cash flows are presented separately for: a) operating activities; b) dividends from joint ventures and associates; c) returns on investments and servicing of finance; d) tax paid; e) capital expenditure and financial investment; f) acquisitions and disposals; g) equity dividends paid; h) management of liquid resources; and i) financing. Under SFAS95, however, only three categories of cash flow activity are reported: a) operating activities; b) investing activities; and c) financing activities. Dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance (excluding dividends paid to minorities) and tax paid under FRS1 would be included in operating activities under SFAS95; capital expenditure and acquisitions and disposals would be included in investing activities under SFAS95; equity dividends would be included as a financing activity under SFAS95.
     Under FRS1, cash is defined as cash in hand and deposits repayable on demand with any qualifying financial institution, less overdrafts from any qualifying financial institution repayable on demand. Under SFAS95, cash is defined as cash in hand and deposits but also includes cash equivalents which are short-term, highly liquid investments. Generally only investments with original maturities of three months or less come within this definition.

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136	The BOC Group plc Annual report and accounts 2005	Notes to the financial statements

30. US accounting information continued
Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under SFAS95.

	2005	2004	2003
	£ million	£ million	£ million

Net cash provided by operating activities	577.7	673.5	562.4
Net cash used by investing activities	(235.2)	(45.2)	(389.2)
Net cash used by financing activities	(405.7)	(413.0)	(292.7)

Net (decrease)/increase in cash and cash equivalents	(63.2)	215.3	(119.5)
Cash and cash equivalents at 1 October	289.7	76.4	181.9
Exchange and other movements	(1.4)	(2.0)	14.0

Cash and cash equivalents at 30 September	225.1	289.7	76.4

h) Stock-based compensation
For US reporting purposes the company applies APB Opinion 25,Accounting for Stock Issued to Employees and related interpretations, in accounting for its share option plans.
      Prior to 2005, by applying this statement, the employee share schemes were deemed non-compensatory since share options were granted at a discount of ten per cent to market price. Accordingly, grants under these schemes did not result in an expense under US GAAP. In 2005, share options under the company’s employee share schemes were granted at a discount of 20 per cent to the market price. Accordingly, they are deemed compensatory, which has resulted in a charge of £0.2 million (£0.1 million net of related tax) in 2005 (2004: £nil, 2003: £nil).
     Grants of executive share options are made at the market price of the company’s shares at the time of grant and are therefore deemed non-compensatory.
      The Long-Term Incentive Plan schemes are deemed compensatory and a charge is recognised when certain performance conditions are met. This has resulted in a charge of £6.1 million (£4.3 million net of related tax) in 2005 (2004: £nil, 2003: £nil).
     If compensation cost for the Group’s share option plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS123,Accounting for Stock-Based Compensation, the Group’s net income under US GAAP would have been:

	2005	2004	2003
	£ million	£ million	£ million

Reported net income	326.7	297.7	264.3
Add stock compensation expense recognised in accordance with APB25 (net of related tax)	4.4	–	–
Deduct stock compensation expense determined in accordance with SFAS123 (net of related tax)	(9.7)	(5.7)	(7.1)

Pro forma net income	321.4	292.0	257.2

	2005	2004	2003
	pence	pence	pence

Earnings per share:
Basic – as reported	66.0	60.4	53.7
Basic – pro forma	64.9	59.2	52.2

Diluted – as reported	65.8	60.3	53.6
Diluted – pro forma	64.7	59.1	52.2

The Black-Scholes model was used to measure the compensation expense under SFAS123. The assumptions used for grants in 2005 included a dividend yield of 4.5 per cent (2004: 4.5 per cent, 2003: 4.5 per cent), expected share price volatility of 27.2 per cent (2004: 29.5 per cent, 2003: 30.6 per cent), a weighted average expected life of 4.9 years (2004: 4.9 years, 2003: 5.0 years) and a weighted average interest rate of 4.6 per cent (2004: 4.8 per cent, 2003: 4.0 per cent). The weighted average interest rate is based on UK Gilts on the date of grant with a maturity similar to the related options.

i) Goodwill
For US reporting purposes the company applies SFAS142 in accounting for goodwill. The changes in the carrying value of goodwill for the year ended 30 September 2005 are as follows:

		Industrial
	Process	and Special	BOC	Afrox
	Gas Solutions	Products	Edwards	hospitals	Gist	Corporate	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 October	55.8	79.1	109.0	15.0	0.7	2.5	262.1
Acquired during year	1.0	2.6	–	0.5	5.1	–	9.2
Disposals during year	(0.6)	(15.7)	–	(14.5)	–	–	(30.8)
Impairments in year	–	–	(31.1)	–	–	–	(31.1)
Exchange adjustment	3.6	5.2	(0.2)	(1.0)	0.3	–	7.9

Balance at 30 September	59.8	71.2	77.7	–	6.1	2.5	217.3

Under US GAAP the fair values of the business for impairment testing purposes have been calculated using a discounted cash flow method. See note 2 b) for further information.

j) Operating leases – lessors
The following table provides information required in respect of owned assets which qualify as operating leases under SFAS13.

£ million

At 30 September 2005
Gross book value	138.7
Accumulated depreciation	(81.1)

Net book value	57.6

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Notes to the financial statements	137

30. US accounting information continued

£ million

Revenue recognised in 2005	31.2

Contractually receivable amounts:
Year to 30 September 2006	32.5
Year to 30 September 2007	33.7
Year to 30 September 2008	30.8
Year to 30 September 2009	28.5
Year to 30 September 2010	27.3
Thereafter	4.1

Minimum future rentals	156.9

1.	Contractually receivable amounts include amounts in respect of maintenance, safety and other operational costs.

k) Recently issued accounting pronouncements implemented in the year
EITF04–1 – Accounting for Pre-existing relationships between the Parties to a Business Combination
In October 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF issue 04–1. Issue 04–1 applies when two parties that have a pre-existing contractual relationship enter into a business combination. If it is determined that assets of an acquired entity are related to a pre-existing contractual relationship, thus requiring accounting separate from the business combination, management will evaluate whether the acquiring entity of the Group should recognise contractual relationships as assets separate from goodwill in that business combination. EITF 04–1 did not have a material impact on the Group’s results and financial position in the year.

l) Recently issued accounting pronouncements not yet implemented
SFAS151 – Inventory costs
SFAS151 was issued in November 2004 and is effective for all inventory costs incurred during fiscal years beginning after 15 June 2005. This statement amends ARB 43 and requires all idle facility expense, excessive spoilage, double freight and re-handling costs to be recognised as current-period charges regardless of whether they meet the criterion of “so abnormal” (as previously stated in ARB 43). In addition, ARB 43 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Unallocated overheads are recognised as an expense in the period in which they are incurred. Management does not believe that this statement will have a material effect on the Group’s results and financial position under US GAAP in future periods.

SFAS153 – Exchanges of non-monetary assets
SFAS153 was issued in December 2004 and is effective for all non-monetary asset exchanges occurring in fiscal periods beginning after15 June 2005. This statement amends APB Opinion 29, which is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. SFAS153 provides a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. Management does not believe that this statement will have a material effect on the Group’s results and financial position under US GAAP in future periods.

SFAS123(R) – Share-based payment (revised 2004)
SFAS123(R) was issued in December 2004 and is effective for the first annual reporting period that starts after 15 June 2005. It supersedes APB Opinion 25,Accounting for Stock Issued to Employees. SFAS123(R) is concerned with how to account for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The main effect of this revised standard is a move from an intrinsic value method to a fair value based method. It will therefore result in an additional charge relating to the fair value of share options in the Group’s income statement. Management does not believe that this will have a material effect on the Group’s results and financial position under US GAAP in future periods.

SFAS154 – Accounting changes and error corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3.
SFAS154 was issued in May 2005 and is effective for fiscal years beginning after 15 December 2005. This statement replaces APB Opinion 20,Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. This Statement requires voluntary changes in accounting principles to be reported via retrospective application, unless impracticable. Previous guidance given in APB Opinion 20 for reporting the correction of an error in previously issued financial statements or a change in accounting estimates is unchanged in SFAS154. Management does not believe that this statement will have a material effect on the Group’s results and financial position under US GAAP in future periods.

FIN47 – Accounting for conditional asset retirement obligations
FIN47 was issued in August 2005 and is effective for fiscal years ending after 15 December 2005. This interpretation clarifies the term ‘conditional asset retirement obligation’ as used in SFAS143,Accounting for asset retirement obligations. FIN47 requires an entity to recognise a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognised when incurred - generally upon acquisition, construction, or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Management does not believe that this interpretation will have a material effect on the Group’s results and financial position under US GAAP in future periods.

m) Other information
Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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138	The BOC Group plc Annual report and accounts 2005

Group undertakings

A list of the Group’s major operating undertakings, certain financing undertakings and undertakings in which the Group has a material interest is detailed below. All holdings shown are Ordinary shares. Undertakings are held either by The BOC Group plc directly (where indicated by*) or through other operating undertakings or through undertakings formed for the convenient holding of shares in certain subsidiaries, joint ventures or associates. The Group holding percentages shown below represent the ultimate interest of The BOC Group plc. All companies are incorporated and registered in the country in which they operate as listed below.

	Principal	Group holding
	activity	%

Aruba
BOC Gases Aruba NV		100

Australia
BOC Ltd[3]		100
Elgas Ltd[5]		50

Bangladesh
BOC Bangladesh Ltd		60	*

Belgium
SA BOC Edwards NV		100

Bermuda
Priestley Company Ltd		100
The Hydrogen Company of Paraguana Ltd		100

Brazil
BOC Edwards Brasil Ltda		100
BOC Gases do Brasil Ltda		100

Brunei
Brunei Oxygen Sdn Bhd(a),5		25

Canada
BOC Canada Ltd[3]		100
Hibon Inc		100

Chile
Compania de Hidrogeno de Talcahuano Ltda[5]		100
Indura S.A., Industriay Comercio[5]		41

Colombia
Gases Industriales de Colombia SA5		74

Czech Republic
BOC Edwards s.r.o.		100
Gist Czech Republic s.r.o.		100

England
BOC Edwards Chemical
Management Europe Ltd		100	*
BOC Holdings[1,3]		100	*
BOC Ltd		100
BOC Netherlands Holdings Ltd		100	*
BOC Overseas Finance Ltd		100	*
Edwards High Vacuum International Ltd		100
Fluorogas Ltd		100	*
Gist Ltd		100
Leengate Welding Group Ltd		100
Welding Products Holdings Ltd		100	*

Fiji
BOC Fiji Ltd		90

	Principal	Group holding
	activity	%

France
Cryostar SAS		100
Edwards SAS		100
Hibon International SA		100
Hibon SAS		100
Société de Mécanique Magnétique		87

Germany
BOC Edwards GmbH		100
BOC Gase Deutschland GmbH		100
Wilhelm Klein GmbH		100

Guernsey
BOC No 1 Ltd		100
BOC No 2 Ltd		100

Hong Kong
Hong Kong Oxygen & Acetylene Co Ltd		50
The BOC Group Ltd		100

India
BOC India Ltd[5]		55	*

Indonesia
PT BOC Gases Indonesia		100
PT Gresik Gases Indonesia		90
PT Gresik Power Indonesia		90

Ireland
BOC Gases Ireland Ltd		100
Priestley Dublin Reinsurance Company Ltd		100

Italy
BOC Edwards SpA		100

Japan
BOC Japan Ltd		99
BOC Edwards Japan Ltd		100
Japan Air Gases Ltd[5,8]		44

Kenya
BOC Kenya Ltd		65

Korea
BOC Gases Korea Co Ltd		100
Songwon Edwards Ltd		97

Malawi
BOC Malawi Ltd(c)		42

Malaysia
Malaysian Oxygen Bhd(a),4		23
MOX Gases Sdn Bhd		23

Mauritius
Les Gaz Industriels Ltee(b)		21

Mexico
BOC Gases de Mexico, SA de CV5		100
Compania de Nitrogeno de Cantarell,
SA de CV5,9		65

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Group undertakings	139

	Principal	Group holding
	activity	%

Mozambique
Petrogas Ltda		27

Namibia
IGL Properties (Pty) Ltd		56

Netherlands
BOC Edwards Pharmaceutical Systems BV		100
Gist BV		100
G Van Dongen Holding BV		100
The BOC Group BV3		100

Netherlands Antilles
BOC Gases Curaçao NV		100

New Zealand
BOC Ltd[3]		100
South Pacific Welding Group (NZ) Ltd		100

Nigeria
BOC Gases Nigeria plc		60

Pakistan
BOC Pakistan Ltd		60	*

Papua New Guinea
BOC Papua New Guinea Pty Ltd		74

Peoples’ Republic of China
BOC (China) Holdings Co Ltd[3,5]		100
BOC Gases (North) Co Ltd[5]		100
BOC Gases (Shanghai) Corporation Ltd[5]		100
BOC Gases (Suzhou) Co Ltd[5]		100
BOC Gases (Tianjin) Co Ltd[5]		100	*
BOC Gases (Wuhan) Co Ltd[5]		100
BOC TISCO Gases Co Ltd[5]		50	*
BOC Trading (Shanghai) Co Ltd[5]		100
EdwardsTianli (Beijing)
Pharmaceutical Systems Co Ltd[5]		50
Maanshan BOC-Ma Steel Gases Co Ltd[5]		50
Nanjing BOC-YPC Gases Co Ltd[5]		50
Shanghai BOC Industrial Gases Co Ltd[5]		100	*

Philippines
Consolidated Industrial Gases Inc		100
Southern Industrial Gases Philippines Inc		100

Poland
BOC Gazy Sp. z o.o.		98

Samoa
BOC Samoa Ltd		96

Singapore
BOC Gases Pte Ltd		100	*
Singapore Oxygen Air Liquide Pte Ltd		50

Solomon Islands
BOC Gases Solomon Islands Ltd		100

	Principal	Group holding
	activity	%

South Africa
African Oxygen Ltd[3]		56
Afrox Ltd		56
BOC Edwards South Africa (Pty) Ltd		100
Life Healthcare Group (Pty) Ltd		11

Spain
Logistica Dotra S.L.[5]		100
Logistica van Trans S.L.[5]		100
Trans Fresca S.L.[5]		100

Switzerland
BOC AG		100

Taiwan
Asia Union Electronic Chemical Corporation[5]		50
BOC Edwards HTC Ltd		50
BOC Lienhwa Industrial Gases Co Ltd		50

Thailand
MIG Production Company Ltd		54
Thai Industrial Gases Public Co Ltd[3]		99
TIG HyCO Ltd		99

United Arab Emirates
BOC Helium M.E. FZCO		100

US
BOC Americas(PGS), Inc		100
BOC Energy Services, Inc		100
BOC Global Helium, Inc		100
BOC Hydrogen, Inc		100
BOC, Inc		100
Environmental Management Corporation		100
Linde BOC Process Plants LLC(a), 5		30
The BOC Group, Inc[3]		100

US Virgin Islands
BOC Gases Virgin Islands Inc[5]		100

Venezuela
BOC Gases de Venezuela, C.A.		100

Vietnam
North Vietnam Industrial Gases Ltd[5]		40

Zambia
BOC Gases Zambia plc(c)		39

Zimbabwe
BOC Zimbabwe (Pvt) Ltd		100

1.	Unlimited company having share capital with registered office at the same address as The BOC Group plc.
2.	Businesses where the Group percentage ownership is 50 per cent or less are accounted for as joint ventures, except as follows: (a) accounted for as associates, (b) accounted for as investment or (c) accounted for as subsidiary (controlled through partly owned intermediate undertaking). See also accounting policies on pages 91 and 92.
3.	Group undertakings which made acquisitions or investments during the year.
4.	Group holding for dividend purposes is 28 per cent.
5.	Group undertakings with financial year ends other than 30 September.
6.	The principal activity of each undertaking is indicated as follows:
Process Gas Solutions
Industrial and Special Products
BOC Edwards
Afrox hospitals
Gist
Corporate/holding company
7.	* Indicates where investment is held directly byThe BOC Group plc.
8.	BOC Japan Ltd holds 45 per cent of Japan Air Gases Ltd.
9.	Accounted for as joint venture.

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140 The BOC Group plc Annual report and accounts 2005

Shareholder information

Dividends

Ordinary shares
The company has paid cash dividends on its Ordinary shares in every year since 1899. Since 1988, the dividend policy has been to pay two interim dividends, one in February and one in August. The dividends are reported in the accounts in the year in which they are paid.
     Two dividends were paid in 2005. A first interim dividend of 15.9p per share was paid in February and a second interim dividend of 25.3p per share was paid in August. Future dividends of the company will be dependent upon future earnings, the financial position of the company and other factors. A first interim dividend of 16.3p per share has been declared for payment on 1 February 2006.

The table below sets out, in UK pence, the total of the cash amounts of the dividends per share.

	Pence per Ordinary share
				$ per
	First	Second		Ordinary[1]
	interim paid	interim paid	Total	share total

2001	15.50	21.50	37.00	0.53
2002	15.50	22.50	38.00	0.57
2003	15.50	23.50	39.00	0.63
2004	15.50	24.50	40.00	0.73
2005	15.90	25.30	41.20	0.74

1.	The dollar equivalents of the dividend per Ordinary share are based on the exchange rate at the date of payment of the dividend.

12 1 /4 % Unsecured Loan Stock 2012/2017
Interest payments are made twice each year on 2 April and 2 October at such amounts as will result in an annual rate of 12 1 /4 per cent.

American Depositary Shares
The cash amount of the dividends applicable to an American Depositary Share representing two Ordinary shares, is set out below:

	2005	2004	2003	2002	2001
	$	$	$	$	$

First interim	0.60	0.56	0.51	0.44	0.45
Second interim	0.89	0.89	0.75	0.70	0.61

Nature of trading market
The company’s Ordinary shares and 12 1 /4 % Unsecured Loan Stock 2012/2017 are listed on the London Stock Exchange.
     The company listed American Depositary Shares (ADS) on the New York Stock Exchange (NYSE) on 18 September 1996 trading under the symbol BOX. Each ADS represents two Ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary, JPMorgan Chase Bank N.A., holds Ordinary shares in the company through Guaranty Nominees Limited.
     At 12 November 2005, there were 242 US registered holders who held 160,480 of the company’s Ordinary shares and 67 registered ADS holders representing 39,122 ADSs. In addition, 3,400,742 ADSs were held by and through the Depository Trust Company.
     The table below sets out the reported highest and lowest middle market quotations for the company’s Ordinary shares on the London Stock Exchange as notified by the company’s stockbrokers for the periods indicated.

	2005		2004		2003		2002		2001

Financial year	High	Low	High	Low	High	Low	High	Low	High	Low
quarter	pence	pence	pence	pence	pence	pence	pence	pence	pence	pence

First quarter	995.0	870.0	906.5	791.5	947.0	818.0	1108.0	907.0	1050.0	850.5
Second quarter	1035.0	969.0	948.0	841.0	904.0	670.0	1100.0	988.0	1076.0	909.0
Third quarter	1073.0	965.0	949.0	875.5	828.5	755.0	1088.0	999.0	1114.0	928.0
Fourth quarter	1173.0	1025.0	943.0	867.0	912.5	767.5	1035.0	836.0	1060.0	780.0

2005					May	June	July	August	September	October

High pence					1010.0	1073.0	1082.0	1074.0	1173.0	1160.0
Low pence					965.0	1004.0	1025.0	1036.0	1084.0	1045.0

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Shareholder information	141

The table below sets out the highest and lowest reported sales prices for the company’s ADSs as reported on the NYSE as notified by the depositary for the periods indicated.

	2005		2004		2003		2002		2001

Financial year
quarter	High $	Low $	High $	Low $	High $	Low $	High $	Low $	High $	Low $

First quarter	38.80	31.34	31.09	27.60	29.11	25.69	31.76	26.60	31.25	24.31
Second quarter	39.95	36.40	36.15	31.00	29.31	22.00	31.60	27.83	32.75	26.70
Third quarter	39.40	36.21	35.13	31.15	27.30	24.19	31.74	29.75	31.50	26.05
Fourth quarter	42.72	35.80	34.95	31.67	29.63	25.86	31.80	26.02	30.24	22.50

2005					May	June	July	August	September	October

High $					38.11	39.40	38.45	38.80	42.72	40.79
Low $					36.55	36.21	35.80	37.20	39.31	37.10

Analysis of shareholdings

a) Substantial holdings – at 12 November 2005

	Number
	of shares	% of issued
	million	capital

Ordinary shares of 25p each
Barclays PLC	15.70	3.14
Legal & General Investment Management Limited	15.00	3.02
UBS AG	17.50	3.49

At 12 November 2005 no person or company is known to hold more than five per cent of the Ordinary shares.
     The company is not directly or indirectly owned or controlled by any other company or any government.

b) By size of holding – at 30 September 2005

Number of accounts	% of	Size of holding 25p shares	Number of	%
	total number		25p shares	of ordinary
	of accounts		million	capital

17,338	46	1 – 500	4.3	1
9,556	26	501 – 1,000	7.1	1
8,995	24	1,001 – 5,000	17.7	4
1,107	3	5,001 – 50,000	15.5	3
478	1	50,001 – 1,000,000	120.4	24
88	0	Over 1,000,000	337.5	67

37,562	100		502.5	100

c) By investor type – at 30 September 2005

Number of accounts	% of		Number of	%
	total number		25p shares	of ordinary
	of accounts	Type of investor	million	capital

29,683	79	Individuals	26.2	5
6,966	19	Institutional investors	467.3	93
913	2	Other corporate investors	9.0	2

37,562	100		502.5	100

d) Close company status
The company is not a close company within the meaning of the Income and Corporation Taxes Act 1988. There has been no change in that status since 30 September 2005.

e) Stock ownership of management
The interests of the directors and officers of the company in the shares and options of the company are given in the report on remuneration on pages 79 to 82.

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142	The BOC Group plc Annual report and accounts 2005	Shareholder information

Taxation
A summary of the principal tax consequences for certain beneficial holders of Ordinary shares of BOC and ADSs representing Ordinary shares is set out below. This summary applies to citizens or residents of the UK or US, or otherwise who are subject to UK tax or US federal income tax on a net income basis in respect of such securities. It is not intended to be a comprehensive analysis of all of the potential tax consequences of holding Ordinary shares or ADSs and does not purport to deal with persons who hold their Ordinary shares or ADSs in special circumstances, such as financial institutions, tax exempt organisations, insurance companies, dealers in securities, persons who own, directly or indirectly or by attribution, ten per cent or more of the outstanding share capital or voting stock of BOC, persons holding Ordinary shares or ADSs as part of a ‘hedge’,‘straddle’ or other risk reduction transaction, or who acquired such Ordinary shares or ADSs through the exercise of an employee stock option or otherwise as compensation. All holders and investors are advised to consult their tax advisors on the tax implications of their particular holdings, including the consequences under applicable state and local law.
     The statements of tax laws set out below are based on the laws in force at the date of this report unless otherwise noted, and are subject to any subsequent changes in UK and US law, or in any double tax convention between the UK and the US.

UK shareholders
The following information applies to individuals who hold Ordinary shares and who are resident or ordinarily resident in the UK for UK tax purposes (UK resident holders).

Taxation of capital gains
A UK resident holder will be liable to UK tax on the gain from the disposal of Ordinary shares. For the purposes of calculating the gain from the disposal of Ordinary shares, a UK resident holder who held Ordinary shares prior to 31 March 1982 may substitute the market value of such shares as at that date for the original cost of such shares. The market value of Ordinary shares on 31 March 1982 was 168.75p per Ordinary share.
     A UK resident holder may also be entitled to indexation relief and taper relief when selling shares. Indexation relief is calculated on the market value of shares held at 31 March 1982 and on the cost of any subsequent purchases from that date. Indexation relief is not available for periods after 1 April 1998. Taper relief provides UK resident holders with relief from tax on gains accrued on the disposal of Ordinary shares held or acquired after 5 April 1998. The amount of taper relief available depends on the length of time such shares have been held and on the UK resident holder’s individual facts and circumstances.

Taxation of dividends
A UK resident holder is entitled to a tax credit on receipt of a cash dividend. The tax credit is a fixed proportion of the dividend and is currently 1 /9 th of the cash dividend received.
     The income subject to UK income tax is the sum of the dividend and the attached tax credit, with the tax credit being available as a deduction against any resulting tax liability.
     Special rates of tax apply to dividend income: the ‘ordinary rate’ is ten per cent and applies to individuals liable to tax at the basic or lower rates of tax; the ‘upper rate’ is 32.5 per cent which applies to the extent that income exceeds the basic rate band.
     For a UK resident holder liable to income tax only at the basic or lower rates of tax, there will thus be no further tax liability in respect of the dividend received. If, however, the UK resident holder is subject to income tax at the higher rate there will be a further tax liability on the sum of the cash dividend received and the associated tax credit. Where a UK resident holder’s tax liability is less than the associated tax credit, no refund is available.
     By way of example, the payment by BOC of a cash dividend of £90 would have an associated tax credit of £10 and a UK resident holder is treated as receiving a gross dividend of £100. The upper rate tax of 32.5 per cent on the gross dividend is £32.50. Therefore the UK resident holder liable to tax at the upper rate will have a tax liability of £22.50, being the tax liability on the gross dividend of £32.50 less the tax credit of £10.

Stamp duty
Stamp duty or stamp duty reserve tax at the rate of 0.5 per cent of consideration payable is normally payable on the purchase price of shares.

Inheritance tax
Individual shareholders may be liable to inheritance tax on the transfer of Ordinary shares. Inheritance tax may be charged on the amount by which the value of a shareholder’s estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

US holders
For the purposes of this summary, a US holder is a beneficial owner of ADSs who is an individual citizen or resident of the US, a corporation or other entity organised under the laws of the US or any state thereof, an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.
     US holders of ADSs are treated as owners of underlying Ordinary shares for the purposes of the convention relating to estate and gift tax (the Estate Tax Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code).

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Shareholder information	143

Taxation of dividends
Under current UK tax legislation, no tax will be withheld from dividend payments made by BOC.
     Dividends received by a US holder will be foreign source income for US federal income tax purposes in the amount equal to the US dollar value of the dividend on the date of such payment. Generally, dividends will not be eligible for the ‘dividends received’ deduction allowed to US corporations under the Code.
     The US dollar amount of any dividends received by a non-corporate US holder prior to 1 January 2009 that constitute qualified dividends will be taxable to the holder at a maximum rate of 15 per cent, provided that certain holding periods are met. BOC currently believes that dividends paid with respect to its ADSs should be treated as qualified dividends for the 2005 taxable year and BOC intends to report its dividends as qualified dividends on Forms 1099-DIV delivered to US holders. US holders are urged to consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular situations.
      The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of deductions in respect of qualified dividends by US holders of ADSs. Accordingly, the analysis of the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Taxation of capital gains
Generally, a US holder who is not resident or ordinarily resident in the UK for tax purposes should not be subject to UK tax on any gain from the disposal of ADSs, but will be subject to US tax on any capital gain realised on the sale or other disposal of ADSs.

US information reporting and backup withholding
Dividend payments made with respect to ADSs and proceeds from the sale or other disposal of ADSs may be subject to information reporting to the US Internal Revenue Service and backup withholding at a current rate of 28 per cent. Holders should consult their own advisors as to the application to them of the information reporting and backup withholding rules.

Stamp duty
In practice no UK stamp duty is payable on the transfer of an ADS, provided that the separate instrument of transfer is not executed in, and always remains outside of, the UK. No stamp duty reserve tax is payable on an agreement to transfer ADSs.

Estate and gift tax
Under the Estate Tax Convention, a US holder generally is not subject to UK inheritance tax.

Exchange controls and other limitations affecting security holders
There are currently no exchange controls or other limitations in the UK affecting security holders.

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144	The BOC Group plc Annual report and accounts 2005	Shareholder information

Financial calendar

		Ordinary Shares/ American Depositary Shares		12 1 /4 % Unsecured Loan Stock 2012/2017

		First interim	Second interim[1]	Half year	Half year

Ex-dividend		4 Jan 2006	28 Jun 2006	1 Mar 2006	30 Aug 2006
Record date		6 Jan 2006	30 Jun 2006	3 Mar 2006	1 Sep 2006
DRIP notice date		11 Jan 2006	11 Jul 2006	–	–
Payment date – UK		1 Feb 2006	1 Aug 2006	2 Apr 2006	2 Oct 2006
– US		8 Feb 2006	8 Aug 2006	–	–

	Three months	Half year	Nine months	Preliminary	Report and accounts

Group results	8 Feb 2006	11 May 2006	2 Aug 2006	23 Nov 2006	Dec 2006

1.	Proposed dates.

Key contacts information

Shareholder enquiries
Shareholders who have questions relating to the Group’s business or wish to receive copies of the interim statements should write to:

Director – Investor Relations
The BOC Group plc, Chertsey Road,Windlesham, Surrey GU20 6HJ, England
Telephone: 01276 477222
E-mail: ir@boc.com

Registrar
Administrative enquiries concerning shareholdings in the company such as the loss of share certificates, change of address, dividend payment arrangements, amalgamation of multiple accounts, or requests for the full report and accounts should be sent directly to:

LloydsTSB Registrars
The Causeway,Worthing,West Sussex BN99 6DA, England
Teltex for shareholders with hearing difficulties: 0870 600 3950
Telephone: 0870 600 3958 Fax: 0870 600 3980

If telephoning from outside the UK: +44 121 415 7035 or Fax: +44 1903 702424
Website: www.lloydstsb-registrars.co.uk

Correspondence should refer to The BOC Group plc, stating clearly the registered name and address and, if available, the full account number which starts with 0385.

Shareholding information
To view up-to-date information about your shareholding, change your address details, set up a new, or change an existing, dividend mandate, visit the Lloyds TSB Registrars shareview website at www.shareview.co.uk
     The portfolio service provides access to more information on your investments including balance movements, indicative share prices and details of recent dividend payments. To register with Lloyds TSB Registrars as a user of the portfolio service and for more information visit the website at www.shareview.co.uk

Electronic shareholder communications
Shareholders can now elect to receive shareholder documents, such as annual and interim reports and notices of general meetings, electronically from the company’s website rather than in hard copy through the mail. This has the advantage of improving the speed of communications and reducing administrative costs of printing and postage. The terms on which this electronic facility is provided can be found on the company’s website (www.boc.com) or on request from the registered office. Any shareholder wishing to take advantage of this free service may do so by registering their details on the Lloyds TSB Registrars shareview website at www.shareview.co.uk

Dividend reinvestment plan
A dividend reinvestment plan (DRIP), through which Ordinary shareholders may invest the whole of their cash dividends in additional shares in the company, is available. Ordinary shareholders on the register at the record date may participate in the plan provided their application forms are received by the DRIP notice date shown in the financial calendar above. Copies of the explanatory brochure and application form are available on the company’s website (www.boc.com) or from Lloyds TSB Registrars whose details appear above.

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Shareholder information	145

Payment of dividends
Ordinary shareholders and loan stock holders may arrange to have their dividends or interest paid directly into a bank or building society account through the Bankers Automated Clearing System (BACS). Mandate forms are available on the company’s website (www.boc.com) or from Lloyds TSB Registrars whose details appear on the previous page. Alternatively you can set up a new, or change an existing, dividend mandate via the Lloyds TSB Registrars shareview website at www.shareview.co.uk In February of each year a consolidated tax voucher relating to Ordinary dividend payments made via BACS during the financial year, will be mailed to the registered address of the shareholder. Loan stock holders will receive tax vouchers at the time of each interest payment in April and October, mailed directly to their registered address.

Overseas dividend payments
Private shareholders in 36 countries may now have their dividends paid directly into their local bank accounts in their local currency. There is a small fixed fee for the service, currently £2.50 per dividend. The dividend payment, less the fee, is normally received within five working days of the dividend payment date. For more information, please contact Lloyds TSB Registrars whose details appear on the previous page or visit the company’s website (www.boc.com).

Share dealing services
For Internet and telephone share dealing services contact Lloyds TSB Registrars by either logging on to www.shareview.co.uk/dealing or by calling 0870 850 0852 between 8.30 am and 4.30 pm on any business day (excluding bank holidays).You will need your shareholder reference number shown on your share certificate.

Lloyds TSB Registrars also offer a postal share dealing service. For further information contact:

Share Dealing Services
Lloyds TSB Registrars
PO Box 1357
The Causeway,Worthing
West Sussex, BN99 6UB
England

American Depositary Shares
The BOC Group plc American Depositary Shares (ADS) are listed on the New York Stock Exchange and trade under the symbol BOX. One ADS represents two The BOC Group plc Ordinary shares. JPMorgan Chase Bank N.A. is the depositary and their address for enquiries is:

JPMorgan Chase Bank N.A.
JPMorgan Service Center,
PO Box 3408, South Hackensack, NJ 07606-3408, USA
Telephone, toll free: US and Canada +1 800 990 1135 or from outside the US +1 201 680 6630
Website: www.adr.com/shareholder

A dividend reinvestment plan is available through JPMorgan Chase Bank N.A. as depositary for holders of ADSs. All enquiries regarding this plan should be addressed to:

Global Invest Direct,
JPMorgan Chase Bank N.A.
PO Box 3408, South Hackensack, NJ 07606-3408, USA
Telephone, toll free: JPMorgan Service Center on +1 800 428 4237 or from outside the US +1 201 680 6630

US report filings
All reports and other information filed with the US Securities and Exchange Commission (SEC) may be inspected at the public reference facilities maintained by the SEC at 100 F Street, NE,Washington DC 20549, USA. These reports may also be accessed via the SEC’s website at www.sec.gov

Agent in the US
CT Corporation System
111 Eighth Avenue, NewYork, NewYork 10011, USA

ShareGift
Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to the charity ShareGift (registered charity number 1052686). A ShareGift donation form can be obtained from Lloyds TSB Registrars whose details appear on the previous page. Further information about ShareGift is available at www.sharegift.org or by writing to: ShareGift,The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN, England. Telephone: 020 7337 0501.

Unsolicited mail
The company is obliged by law to make its share register publicly available and as a consequence some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive, contact:The Mailing Preference Service, FREEPOST 29 (LON.20771), London W1E 0ZT, England. Telephone: 0845 703 4599 or register on-line at www.mpsonline.org.uk
     The Mailing Preference Service is an independent organisation which offers a free service to the public. Registering with them will reduce most unsolicited consumer advertising material.

Special needs
If you would like to receive this report in an appropriate alternative format, such as large print, Braille, or audio cassette, please contact Lloyds TSB Registrars on 0870 600 3958 or for shareholders with hearing difficulties on Teltex 0870 600 3950.

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146	The BOC Group plc Annual report and accounts 2005
Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the US Securities and Exchange Commission for all purposes.

Item		Page

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
	Selected financial data	12-13, 62-63, 133-137, 140
	Capitalization and indebtedness	n/a
	Reasons for the offer and use of proceeds	n/a
	Risk factors	38-39, 56-57

4	Information on the company
History and development
	of the company	1, 14-21, 40-54, 145, outside back cover
	Business overview	1, 14-22, 26-37, 40-54
	Organizational structure	138-139
	Property, plants and equipment	14-21, 113-114

5	Operating and financial review and prospects
	Operating results	1, 40-63
	Critical accounting policies	60-61
Liquidity and
	capital resources	42, 55-58, 63, 114, 119-126, 135-136
Research and development, patents
	and licenses, etc	36-37
	Trend information	22, 42-54
	Off-balance sheet arrangements	58, 127
	Tabular disclosure of contractual obligations	57-58, 126

6	Directors, senior management and employees
	Directors and senior management	8-11
	Compensation	72-83
	Board practices	8-11, 64-71, 72-83
	Employees	13, 23, 101
	Share ownership	25, 73-83

7	Major shareholders and related party transactions
	Major shareholders	140-141
	Related party transactions	62, 131
	Interests of experts and counsel	n/a

8	Financial information
Consolidated statements and other
	financial information	58-59, 86-137, 140,
see Item 18 of the company’s
Form 20-F filing with the Securities
and Exchange Commission
	Significant changes	n/a

Item		Page

9	The offer and listing
	Offer and listing details	140-141
	Plan of distribution	n/a
	Markets	140
	Selling shareholders	n/a
	Dilution	n/a
	Expenses of the issue	n/a

10	Additional information
	Share capital	n/a
	Memorandum and articles of association	see Item 10 of the
company’s Form 20-F
filing with the Securities and
Exchange Commission
	Material contracts	n/a
	Exchange controls	143
	Taxation	142-143
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	145
	Subsidiary information	n/a

11	Quantitative and qualitative disclosures
	about market risk	56-57, 92, 120-124

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders
	and use of proceeds	n/a

15	Controls and procedures	69-70

16A	Audit committee financial expert	67
16B	Code of ethics	23, 26
16C	Principal accountant fees and services	97
16D	Exemptions from the Listings Standards for audit committees	n/a
16E	Purchases of equity securities by the issuer
	and affiliated purchasers	see Item 16E of the
company’s Form 20-F
filing with the Securities and
Exchange Commission

17	Financial statements	n/a

18	Financial statements	86-137,
see Item 18 of the
company’s Form 20-F
filing with the Securities and
Exchange Commission

19	Exhibits	n/a

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147
Glossary of terms

Terms used in the report and accounts	US equivalent or brief description

Acquisition accounting	Purchase accounting
Associate	Equity investment
Capital allowances	Tax term equivalent to US tax depreciation allowances
Cash at bank	Cash
Creditors	Payables
Debtors	Receivables
Finance lease	Capital lease
Financial year	Fiscal year
Foreseeable losses	Anticipated losses
Freehold	Ownership with absolute rights in perpetuity
Interest receivable	Interest income
Interest payable	Interest expense
Joint venture	Equity investment
Net asset value	Book value
Own shares	Treasury stock
Profit	Income
Profit and loss account	Income statement
Profit and loss account reserves	Retained earnings
Profit for the financial year	Net income
Provisions	Reserves
Called up share capital	Ordinary shares, capital stock or common stock issued and fully paid
Scrip dividend	Stock dividend
Secured loan	Collateralised loan
Shareholders’ funds	Shareholders’ equity
Share premium account	Additional paid-up capital or paid-in capital (not distributable)
Shares issued	Stock outstanding
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenue

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148	The BOC Group plc Annual report and accounts 2005
Index

Item	Page

A
Accounting policies	91
Acquisitions	129
American Depositary Shares (ADSs)	140
Annual General Meeting	71
Auditors’ remuneration	97
Auditors’ report	85
Audit committee	67

B
Balance sheets	87, 90
Board committees	67
Board of directors	8
Borrowings facilities	56, 120

C
Capital expenditure	42
Cash flow statement	88
Cautionary statement	1
Chairman’s statement	4
Charitable donations	34
Chief executive’s review	6
Commitments	58, 126
Contact information	144
Contingent liabilities	58, 127
Corporate governance	64
Creditors	118
Critical accounting policies	60
Cross reference to Form 20-F	146

D
Debtors	117
Depreciation	113
Directors’ interests	79
Directors’ remuneration (see Remuneration)	78, 101
Directors’ report	2
Directors’ responsibilities statement	84
Directors’ service contracts	76
Disposals	129
Dividend reinvestment plan (DRIP)	144
Dividends	111
Donations (see Charitable donations)	34

E
Earnings per share	111
Employees	23, 101
Employment policies	23
Environment (see Social, environmental and ethical performance)	30
Exceptional items	40, 55, 97
Exchange rates	62
Executive management board	10

F
Fair value of acquisitions	129
Financial calendar	144
Financial highlights	2
Financial instruments	120
Financial review	55
Five year record	12

G
Glossary of terms	147
Going concern	63
Goodwill	111
Group profile	14
Group undertakings	138

H
Health (see Social, environmental and ethical performance)	30

Item	Page

I
Information management	37
Intangible fixed assets	111
Interest	98
Internal controls	69

J
Joint ventures and associates	115

L
Leases	113, 126
Legal proceedings	58, 127
Liquid resources	88

M
Minority interests	86, 87
Movement in shareholders’ funds	89

N
Notes to the financial statements	93

O
Operating review	40
Operating review – Process Gas Solutions	42
Operating review – Industrial and Special Products	44
Operating review – BOC Edwards	46
Operating review – Afrox hospitals	47
Operating review – Gist	47

P
Pensions and retirement benefits	103
Profit and loss account	86
Provisions for liabilities and charges	124

R
Ratios	55
Registered office	outside back cover
Registrars	144
Related party transactions	62, 131
Remuneration	101
Report on remuneration	72
Research and development	36
Reserves	125
Risk	38, 56, 69

S
Safety (see Social, environmental and ethical performance)	28
Segmental information	93
Share option and incentive schemes	102
Share price	140
Shareholder analysis	141
Shareholder information	140
Social, environmental and ethical performance	26
Statement of total recognised gains and losses	89
Stocks	116
Strategy	22
Substantial shareholdings	141
Supplier payment policy	63

T
Tangible fixed assets	113
Taxation	98
Total shareholder return	73

U
US GAAP information and reconciliations	132
US investor information	142

W
Website	144

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©The BOC Group plc 2005.
Designed and produced by Radley Yeldar (London) using RingMaster®.
Photography by Keith Waldegrave.
Printed by Royle Corporate Print.

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The BOC Group plc
Registered office:
Chertsey Road, Windlesham,
Surrey GU20 6HJ, England
Tel: 01276 477222
Fax: 01276 471333
Registered in England No. 22096
Website: www.boc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The BOC Group plc

Date: December 12, 2005	By:	/s/ Anthony Eric Isaac
	Name:	Anthony Eric Isaac
	Title:	Chief Executive